Filed Pursuant to Rule 424(b)(4)

Registration No. 333-129652

PROSPECTUS

8,000,000 Shares

Class A Common Stock

This is a public offering of Class A common stock of International Securities Exchange, Inc., or ISE. The selling stockholders are offering 8,000,000 shares of our Class A common stock. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Our Class A common stock is listed on the New York Stock Exchange under the symbol “ISE.” The last reported sale price of our Class A common stock on the New York Stock Exchange on December 7, 2005 was $30.36 per share.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 12.

Price $30.00 per Share

	Public offering price	Underwriting discounts and commissions*	Proceeds before expenses to selling stockholders
Per Share	$30.00	$1.20	$28.80
Total	$240,000,000.00	$9,600,000.00	$230,400,000.00

*	Before reimbursement of expenses which the underwriters have agreed to make to us. See “Underwriting.”

The underwriters may also purchase up to an additional 1,200,000 shares of Class A common stock from the selling stockholders, at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares against payment in New York, New York on December 13, 2005.

Joint-Bookrunning Managers

Goldman, Sachs & Co.	UBS Investment Bank

Co-Managers

Banc of America Securities LLC

Bear, Stearns & Co. Inc.

Deutsche Bank Securities

Merrill Lynch & Co.

Morgan Stanley

Junior Co-Managers

Keefe, Bruyette & Woods	Sandler O’Neill & Partners, L.P.

The date of this prospectus is December 8, 2005.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this document. We have not, the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus includes statistical data regarding ISE and the markets in which we compete. We derived this data from our records or from information published or prepared by the following independent sources for market data: The Options Clearing Corporation and the Options Price Reporting Authority.

REGISTERED TRADEMARKS

International Securities Exchange®, our globe logo design, ISE®, ISEline®, Shoptions®, ISElink®, ISEspreads®, ISE Sentiment Index®, ISEE®, Cheaper Faster Better®, ISE 100®, PMM® and Circuits® are our U.S. registered trademarks. We also have filed applications to register other trademarks in the United States that are currently pending, including, among others, ISEmineTM, Inside ISETM, PrecISE TradeTM, PrecISE Trade logo designTM, CMMTM, EAMTM, ISE 50TM, ISE 250TM, ISE SINdexTM, ISE Bio-PharmaceuticalsTM, ISE U.S. Regional BanksTM, ISE GoldTM, ISE Oil and Gas ServicesTM, ISE Integrated Oil and GasTM, ISE SemiconductorsTM, ISE HomebuildersTM and ISE-CCM Homeland SecurityTM(1). We have also filed community trademark applications to register some of our trademarks in all of the countries of the European Union, including, among others, our globe logo design, ISE®, ISE 50TM, ISE 100® and ISE 250TM.

CLICKTM, CLICK XTTM and CLICK TradeTM, NASDAQ-100®, Mini NASDAQ-100®, FTSE®, FTSE 100®, Mini FTSE 100®, Micro FTSE 100®, FTSE 250®, Mini FTSE 250®, Micro FTSE 250®, NYSE US 100 Index®, NYSE International 100 Index®, NYSE World Leaders Index®, NYSE TMT Index®, Russell 1000®, Russell 2000®, Russell 3000®, Mini Russell 2000®, Standard & Poor’s Depositary Receipts®, SPDRs®, S&P MidCap 400®, S&P SmallCap 600®, S&P 500®, NASDAQ Composite®, Dow Jones Industrial AverageSM, DIAMONDS®, LEAPS®, Sunfire® and other trade names, service marks, trademarks and registered trademarks that are referred to in this prospectus are the property of their respective owners.

(1)	The ISE-CCM Homeland SecurityTM Index was jointly developed by ISE and Cronus Capital Markets, Inc. (CCM). CCM, an independent and privately owned capital market research and consulting firm, provides specific research and support for the index.

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PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. For a more complete understanding of this offering, we encourage you to read this entire prospectus. You should read the following summary together with the more detailed information and financial statements and the notes to those statements included elsewhere in this prospectus. Investors should carefully consider the information set forth under “Risk Factors.”

Our Business

We are a fully electronic securities exchange and one of the leading options exchanges in the world. Our exchange provides a trading platform in listed equity and index options and related services designed to improve the market for options and the speed and quality of trade execution for our members.

During 2003, our members traded an average of approximately 972,000 equity options contracts per day on our exchange, which represented 29.5% of the total market volume of equity options traded on all U.S. options exchanges. In 2004, our average daily equity volume increased to approximately 1.4 million options contracts, and our U.S. equity options market share was 33.3%. During the nine months ended September 30, 2005, our average daily equity volume increased 21.3% to approximately 1.7 million options contracts compared to approximately 1.4 million for the comparable period in 2004; however, our market share decreased to 32.7% from 33.1% for the comparable period in 2004. During the nine months ended September 30, 2005, our average daily index options volume was approximately 16,000 and our market share was 3.1%. We began to actively market our index trading initiatives in 2005. Prior to 2005, our volume of index options trading was minimal. Our non-broker-dealer customer orders, for which we do not charge any fees except for options on most of our licensed and proprietary index options and options on certain exchange traded funds, or ETFs, which we collectively refer to as our “premium products,” increased to 41.6% of our total sides during the nine months ended September 30, 2005 compared to 38.3% for the comparable period in 2004. For an explanation of “sides,” see footnote 3 to the key statistical information table on page 49.

Our revenues consist primarily of transaction fees, other member fees and market data fees related to transactions executed on our exchange. We generated $125.4 million in total revenue in 2004 compared to $100.5 million in 2003. Our net income in 2004 was $26.2 million compared to $20.2 million in 2003. We generated $105.7 million in total revenue during the nine months ended September 30, 2005 compared to $90.6 million in the comparable period in 2004. Our net income during the nine months ended September 30, 2005 was $25.4 million compared to $20.1 million in the comparable period in 2004.

Our Market and Opportunity

The market for trading equity options has increased dramatically as measured by contract trading volume. In 1974, the average daily trading volume of contracts, or ADV, on the Chicago Board Options Exchange, or CBOE, the only options exchange operating at that time, was approximately 22,000 contracts per day. In 1981, annual volume on all options exchanges exceeded 100 million contracts for the first time, representing an ADV of over 430,000 contracts per day. Contract trading volume within the U.S. equity options industry increased at a compound annual rate of 21.9% from 1994 to 2004. Despite some declines during the bear market in 2001 and 2002, the industry has seen a resurgence since the beginning of 2003. In 2004, The Options Clearing Corporation, or OCC, the world’s largest options and equity derivatives clearing organization, which issues and clears all U.S.-listed options, cleared an ADV of approximately 4.3 million equity options contracts per day. In our opinion, the U.S. options industry’s performance since the beginning of 2004 has been characterized by unusual robustness and innovation. In 2004, trading volume within the industry set a new record as approximately 1.1 billion equity options contracts were traded, a 31% increase over 2003. During the nine months ended September 30, 2005, OCC cleared an ADV of approximately 5.1 million equity options contracts per day compared to approximately 4.2 million for the comparable period in 2004, an increase of 22.8%. For a more detailed discussion of our relationship with OCC, see “Business—Relationship with OCC.”

We believe this robust growth in contract trading volume within the industry is primarily attributable to increased trading activity by institutional and retail investors, ongoing deployment of technology within the options industry, increasing public familiarity with options trading and, as a result of our launch in 2000, beneficial changes to the market structure and enhanced competition levels within the industry. We believe that these factors will continue to drive growth within the exchange-traded options industry. In 2004, industry volume continued its robust growth in the first quarter, slowed in the second and third quarters reflecting a seasonal slowdown and finished the year with strong growth in the fourth quarter which carried into 2005. Despite these seasonal fluctuations, we believe industry volume will continue to grow.

On October 25, 2005, OCC announced that the total number of equity and index options traded for the year reached 1,184,267,123 contracts, passing the annual volume record of 1,182,040,096 contracts in 2004, an increase of 26.3% for the comparable period in 2004. On November 1, 2005, we announced our ADV in equity and index options for October 2005 was a record 2.3 million.

Our Competitive Strengths

We have established ourselves as a leading options exchange. We believe our core competitive strengths are:

Leadership Position in the Options Trading Industry. By launching the first fully electronic options exchange, we attracted significant liquidity from major well-capitalized financial institutions that had not previously participated in the equity options market as exchange market makers. This has enabled us to introduce the efficiencies of electronic trading thereby allowing us to price our services aggressively and attract significant contract trading volume. We have demonstrated our ability to capitalize on our first mover advantage by capturing market share from traditional floor-based options exchanges and now trade the highest contract trading volume of equity options in the world.

More Liquid Than Other Options Exchanges. We have attained unprecedented depth and liquidity, displaying quoted size larger on average than quoted size for the same options series displayed on all other U.S. options exchanges. Call options or put options on a particular underlying stock with a distinctive expiration date and exercise price are referred to as “option series.” An “options class” consists of all calls covering a particular security or all puts covering a particular security. We are more liquid than all other options exchanges based upon weighted average quoted size, which is the time-weighted measurement of average quoted size, available at the best available ask price and the best available bid price on any market, commonly referred to as the NBBO, in the 100 most-actively traded options listed on ISE in 2004 and during the nine months ended September 30, 2005. When executing orders for their customers, broker-dealers have an obligation to seek to obtain the best available ask price when they buy securities and the best available bid price when they sell securities. Our low transaction fees, narrower spreads, and established member base of broker-dealers have further enhanced our liquidity.

Efficient Cost Structure and Low Transaction Fees. Our business model is scalable and efficient. We lack the costs associated with operating a trading floor, operate with a small, dedicated work force and contract for services we believe are more efficiently provided by third parties. These efficiencies enable us to charge transaction fees for broker-dealer orders that are among the lowest in the industry.

Proven Technology. We created the blueprint for our technology infrastructure in parallel with our business model, designing it “from the ground up” to be fully compatible with the needs of an exclusively electronic options exchange. We believe our trading systems are highly reliable. Our open Application Programming

Interface, or API, enables our members to develop their own proprietary trading applications or to purchase trading applications from third-party providers and connect those applications directly to our central exchange system. Our API allows for immediate submission of orders and amendment or cancellation of orders in the order book.

Strong, Seasoned and Innovative Management Team. Our strong and dedicated management team, led by two of our founders, David Krell, our President and Chief Executive Officer, and Gary Katz, our Chief Operating Officer, has significant experience in the options trading industry and in the technology sector. We believe that our management team, by developing the first successful fully electronic options exchange in the U.S., has demonstrated an ability to innovate, as well as to recognize and respond to market opportunities.

Our Growth Strategy

We will seek to increase our contract trading volume, revenues and profitability by:

Growing Our Institutional Business. We are developing trading enhancements and functionalities intended for institutional investors, a segment we believe is still underpenetrated by the options industry. Also, while the size of our quotes and the narrow spread between the bid and ask prices quoted on our exchange have attracted institutional order flow and encouraged increased institutional participation in the equity options market, we believe that a substantial segment of institutional order flow remains on the floor-based exchanges or is traded off exchange, i.e., over-the-counter. To date, we have been unable to compete with traditional floor-based exchanges for certain complex and large order types that we have not yet adapted to our full electronic exchange structure. With the launch of several new products designed to accommodate such trading, we believe we are or soon will be able to offer a lower cost and anonymous alternative to manual execution on the floor of an exchange.

Enhancing Our Trading System to Remain at the Forefront of the Industry. Innovation in the fields of technology, market structure and trading strategies distinguishes our model and operations. Our strategic vision involves continued and significant investment in our electronic platform. We believe strategic opportunities will be presented to the options exchange best able to provide technical capacity to process dramatically increased electronic traffic with the least amount of friction and to provide the most complete, full-featured market. Further, we believe that we are well-positioned to take advantage of this opportunity and intend to do so.

Developing New Products. We intend to leverage both our infrastructure and software development capabilities to diversify our product lines and therefore our revenue base, in particular by competing for more volume in index options, an asset class that historically has not been subject to competition. In 2003, we implemented the technological and regulatory foundation to trade index options, a product line in which we have recently started to compete. Our index trading strategy has a number of elements including licensing new index products, creating proprietary indexes and seeking to end the license exclusivity that certain exchanges currently enjoy with respect to certain indexes.

We have also initiated steps to create an exchange facility to electronically trade equity securities. We will join the Consolidated Tape Association and Consolidated Quotation Plans, or CTA/CQ Plans, and have joined the Over-the-Counter/Unlisted Trading Privileges Plan, or OTC/UTP Plan. The CTA/CQ Plans cover quotation and last sale information for stocks listed on New York Stock Exchange, Inc., or NYSE, and American Stock and Options Exchange, or AMEX. The OTC/UTP Plan covers quotation and last sale information for Nasdaq stocks. We believe opportunities exist for us to add value and capitalize on changes in equity market trading patterns and equity market structure.

Offering a Market Data Product Suite. Our operations generate significant volumes of raw market data. We intend to offer a market data product in the first half of 2006 which leverages this data more profitably by analyzing, packaging and marketing it to market makers, broker-dealers, investors and institutions in new and different ways. We also intend to offer access to depth of market data in 2006 to provide transparency for investors beyond the best bid and offer by offering a consolidated view of tradable prices and liquidity.

Selectively Pursuing Strategic Alliances and Acquisitions. We intend to pursue acquisitions or enter into strategic alliances that will enable us to strengthen our current business, diversify our revenue stream, enter new markets and advance our technology. We may also pursue partnerships and commercial agreements to take advantage of potential changes in our industry.

Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving the objectives of our growth strategy. You should consider these risks before investing in us. Risks to our business include our dependence on contract trading volume on our exchange, the high concentration of revenues from a few of our significant members, the substantial competition we face in our industry from well-established competitors and potential new entrants, our dependence on certain material contracts relating to our technology and potential regulatory changes affecting our industry.

Our results of operations may also be adversely impacted by a variety of factors, including those discussed above and other factors outside of our control, such as decreases in overall stock or index trading volumes.

In addition, you should note that:

•	as a group, our members, who hold the rights to trade on our exchange, own more than a majority of our Class A common stock, and thus may exert substantial control and influence over our business and operations and may have interests that differ from or conflict with those of Class A stockholders who are not also members;

•	provisions of our amended certificate of incorporation and constitution and Delaware law could delay or deter a change in control of ISE and entrench our current management; and

•	at present, we do not pay regular dividends on our Class A common stock. We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

For a more complete discussion of the risks affecting our business or relating to investments in our Class A common stock, you should read the section entitled “Risk Factors” beginning on page 12 of this prospectus.

We have received equity investments from a number of investors in the institutional and retail financial services sectors, including investments (either directly or through affiliates) from Goldman, Sachs & Co. and UBS Securities LLC, the joint-bookrunning managers for this offering, as well as Banc of America Securities LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated, who are co-managers for this offering. Prior to this offering, the joint-bookrunning managers and the co-managers in the aggregate owned, directly or through affiliates, approximately a 32.8% voting equity interest in us and following this offering in the aggregate will own, directly or through affiliates, approximately 18.11% of our Class A common stock, assuming the underwriters do not exercise their over-allotment option and that none of our existing Class A stockholders purchase any additional shares of Class A common stock in connection with this offering. See “Principal and Selling Stockholders.”

Our History

In 1997, William A. Porter, then-chairman of E*TRADE, and his colleague, Martin Averbuch, engaged David Krell and Gary Katz, former executives of the NYSE’s, options division, to examine the feasibility of developing a new U.S. options exchange. In order to support the creation of a new exchange, William A. Porter and Martin Averbuch used their collective expertise and relationships within the securities industry to form Adirondack Trading Partners LLC, or ATP, in 1998. ATP was a consortium of broker-dealers and other investors whose purpose was to arrange financing for the development of ISE and, ultimately, to create order flow for the new exchange. The initial capital contributed by ATP was used to assemble the technology, technical and market expertise and regulatory staff fundamental to the creation of a new options exchange.

After obtaining funding from ATP, ISE launched operations on May 26, 2000, becoming the first registered exchange approved by the Securities and Exchange Commission, or SEC, since 1973. We have grown rapidly since our inception. Within three months of our launch, we had traded more than one million equity options contracts. By the end of our first year, we had traded 25 million contracts. By the end of 2001, we had traded over 65 million contracts, completed a major trading system upgrade and became the third-largest U.S. options exchange as measured by the total number of equity options contracts traded.

In April 2002, we completed a substantial reorganization involving a number of related transactions, including a demutualization and our conversion from a limited liability company to a corporation. In the demutualization, we converted our limited liability company members’ interests, which represented both equity interests and trading rights, into separate equity interests and trading rights. This allowed our limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of shares of Class A common stock, which represent equity and voting rights. We also created three series of Class B common stock, which we collectively refer to as Class B memberships. Class B memberships convey trading rights on our exchange and limited voting rights but do not convey any equity interests. See “An Important Note Regarding Our Class B Memberships.”

In 2003, our improved trading platform enabled us to become the largest equity options exchange in the world based on contract trading volume. We also implemented the technological and regulatory foundation to trade index options, which has allowed us to expand our product base. We listed our first index option in October 2003, added two additional indexes in the second quarter of 2004 and began to actively increase our index options offerings and market our index trading in 2005. We have obtained licenses to list various Russell®, NYSE®, Nasdaq® and FTSE® indexes. We have also developed several sector and broad based proprietary indexes that we currently list.

Leveraging our wealth of proprietary market data, in December 2003, we launched ISE Sentiment Index, or ISEE®, which measures opening non-broker-dealer customer transactions in call and put options, providing investors with information on buying and selling activity within the largest equity options exchange in the world.

In November 2004, we implemented new functionality we refer to as our “solicited order mechanism” which provides our electronic access members, or EAMs with a method for matching their unsolicited non-broker-dealer customer orders with orders that the EAMs solicit from other broker-dealers. In May 2005, we implemented new trading functionality that we refer to as “split block” pricing which allows our members to trade a large order at the midpoint of the normal tick intervals. This functionality was added to meet the needs of institutional customers as it will now allow them to anonymously trade large orders at the midpoint price, effectively achieving a single weighted average price.

On January 10, 2005, we listed options on the Standard & Poor’s Depositary Receipts®, or SPDRs®, an ETF commonly referred to as “Spiders.” We listed options on NASDAQ-100® and Mini NASDAQ-100® in February 2005. On September 1, 2005, we listed options on DIAMONDS®, another ETF.

Initial Public Offering and Potential Reorganization

On March 14, 2005, we completed our initial public offering, in which we sold 4,602,115 shares and certain of our stockholders sold 6,954,590 shares of our Class A common stock at $18.00 per share. The proceeds to us, less commissions and other direct selling expenses, were $70.7 million.

Assuming that we receive SEC approval and that certain other conditions are satisfied, we intend to reorganize into a holding company structure. It is currently contemplated that we will merge into International Securities Exchange, LLC, or ISE LLC, a wholly owned subsidiary of International Securities Holdings, Inc., or ISE Holdings. As a result of this merger, our shares of Class A common stock will be converted into shares of common stock of ISE Holdings, and our shares of Class B common stock will be converted into trading and voting rights granted under ISE LLC’s operating agreement. ISE Holdings will operate as a holding company, while ISE LLC will conduct the business and operations of our exchange. ISE LLC, as our successor, will be a “national securities exchange” registered under Section 6 of the Securities Exchange Act of 1934, or the Exchange Act. See “Proposed Reorganization.”

Our executive offices are located at 60 Broad Street, New York, New York 10004, and our telephone number is (212) 943-2400. Our web site is http://www.iseoptions.com. Information contained on our web site is not incorporated by reference into this prospectus. You should not consider information contained on our web site as part of this prospectus.

THE OFFERING

Class A common stock offered by the selling stockholders	8,000,000 shares(1)

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders. See “Use of Proceeds.”

Risk factors	For a discussion of risks relating to us, our business and an investment in our Class A common stock, see “Risk Factors.”

New York Stock Exchange symbol	“ISE”

Dividends	At present, we do not pay regular dividends on our Class A common stock. We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. We currently intend that the regular quarterly dividends expected to be declared in 2006 will be in an aggregate amount not less than the aggregate amount of the net proceeds received from the sale of any new Class B-2 memberships in fiscal year 2005. There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. See “Dividend Policy.”

Voting rights	The holders of our Class A common stock will be entitled to one vote per share on all matters submitted to a vote of our Class A stockholders, except that no Class A stockholder will be permitted to vote more than 20% of our outstanding Class A common stock, unless such restriction is waived by our board of directors and such waiver is approved by the SEC. See “Description of Capital Stock.”

(1)	If the underwriters exercise their over-allotment options in full, the selling stockholders will sell an additional 1,200,000 shares. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ over-allotment options are not exercised.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The summary information set forth below should be read in conjunction with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 2002, 2003 and 2004 set forth below was derived from our audited financial statements and related notes included elsewhere in this prospectus. The financial information for the nine months ended September 30, 2004 and 2005 and as of September 30, 2005 set forth below was derived from our unaudited financial statements and related notes included elsewhere in this prospectus. The historical financial information may not be indicative of our future performance. The results for interim periods are not necessarily indicative of results to be expected for a full year. You should read the information set forth below together with the other information presented in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Income Data:
Revenues
Transaction fees	$48,233	$64,846	$83,081	$60,404	$73,195
Other member fees	14,496	19,042	22,875	16,567	16,105
Market data	9,000	13,221	17,211	12,605	13,779
Other	1,676	3,400	2,206	974	2,668

Total revenues	73,405	100,509	125,373	90,550	105,747

Expenses
Compensation and benefits	18,545	25,776	33,507	22,887	27,426
Technology and communication	20,706	20,684	16,266	11,769	10,235
Occupancy	3,398	3,662	4,026	2,909	3,327
Professional fees	2,348	3,657	4,048	2,397	4,512
Marketing and business development	3,365	5,560	3,685	2,555	2,836
Depreciation and amortization	2,048	1,402	3,980	2,476	4,528
Other	3,327	3,808	6,044	4,311	6,287
Reorganization(1)	16,083	—	2,107	1,548	203

Total expenses	69,820	64,549	73,663	50,852	59,354

Income before provision for income taxes	3,585	35,960	51,710	39,698	46,393
Provision for income taxes(2)	2,767	15,754	25,547	19,589	21,006

Net income	$818	$20,206	$26,163	$20,109	$25,387

Cash dividend per common share	—	$0.28	$0.34	$0.34	$0.37
Earnings per share:(2)
Basic	$0.04	$0.63	$0.81	$0.63	$0.71
Diluted	$0.04	$0.60	$0.77	$0.59	$0.68
Weighted average number of shares outstanding:(2)
Basic	21,573	32,139	32,139	32,139	35,527
Diluted	22,112	33,421	33,921	33,921	37,574

(1)

In April 2002, we commenced a reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, cancelled a revenue sharing arrangement and created a stock option plan. In 2004, we initiated a plan to reorganize into a holding company structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Reorganizations and Offering Costs.”

(2)	We were a New York limited liability company (International Securities Exchange LLC) from the date of our inception until our demutualization on April 30, 2002 and, as such, did not have any common stock outstanding. During that period, we were treated as a partnership for tax purposes such that all income and losses were attributed to our limited liability company members. From May 1, 2002 to date, we have been a Delaware corporation responsible for the payment of all federal, state and local corporate income taxes.

September 30, 2005
(unaudited)
(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents (1)	$155,120
Total assets	264,030
Total liabilities	94,958
Stockholders’ equity	169,072

(1)	Included in cash and cash equivalents is $5,240 related to the payment for order flow program which involves payments for attracting order flow to our exchange. For a discussion of our payment for order flow program, see “Industry—Payment for Order Flow,” “Regulation—Recent Regulatory Developments—Payment for Order Flow” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transactions with Our Investors.”

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Trading Statistics:

Equity Options
Total U.S. industry average daily equity options contracts traded (in thousands)	2,817	3,295	4,300	4,164	5,115
Our average daily equity options contracts traded (in thousands)	605	972	1,432	1,378	1,672
Our market share of equity options contracts traded	21.5%	29.5%	33.3%	33.1%	32.7%

Index Options(1)
Total U.S. industry index options traded (in thousands)	279	307	390	379	509
Our index options traded (in thousands)	—	—	—	—	16
Our market share of index options traded	—	—	—	—	3.1%

(1)	We began to actively market our index trading initiative in 2005.

AN IMPORTANT NOTE REGARDING OUR CLASS B MEMBERSHIPS

In addition to our authorized shares of Class A common stock, our capital stock includes 6,000 authorized shares of Class B common stock. Our Class B common stock is divided into three series:

•	Series B-1 common stock, which is associated with the trading rights and privileges of our primary market makers, or PMMs;

•	Series B-2 common stock, which is associated with the trading rights and privileges of our competitive market makers, or CMMs; and

•	Series B-3 common stock, which is associated with the trading rights and privileges of our electronic access members, or EAMs.

For a detailed discussion of our PMMs, CMMs and EAMs, see “Business—Our Business—PMMs and CMMs” and “Business—Our Business—EAMs.”

Class B common stock was created when we completed a demutualization in April 2002 in which we converted the limited liability company members’ single ownership interests into separate equity interests and trading rights. See “History of Significant Corporate Transactions—The Demutualization.” The original membership interests we sold in 1998 granted equity ownership as well as trading privileges. Because we were still in the developmental stage at the time of the sale, there was little or no value attributable to the trading privileges; all the value was attributable to the equity interest. As we began trading and building our business, the trading privileges gained value independently of the equity investment. In 2002, our demutualization allowed the limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represented the equity component of the single ownership interest, and Class B common stock, which represented the trading right. The Class A common stock was distributed based on our limited liability company members’ respective interests prior to demutualization.

Although our Class B common stock is designated as “common stock” in our amended and restated certificate of incorporation and constitution, ownership of our Class B common stock does not represent a traditional equity or other ownership interest and should not be viewed as similar to “common stock” of a corporation. Our Class B common stock confers voting rights that are considerably more limited than those normally associated with equity ownership in a corporation and is not entitled to receive any dividends. Series B-1 and Series B-2 common stock also may not be transferred without our approval and, in the event a Series B-1 or Series B-2 stockholder decides to liquidate its investment in shares of Class B common stock, we are not obligated to refund the purchase price of the shares, repurchase the shares or assist the Class B stockholder in selling or transferring the shares. Series B-3 common stock may not be transferred at all but must be sold back to us upon withdrawal of the holder of the Series B-3 common stock as an EAM at the sale price of $0.01 par value per share. Ownership of a particular series of Class B common stock is a predicate to obtaining the voting and trading rights and privileges associated with that series. The voting and trading rights represented by our Class B common stock have no contractual term. In the event of our liquidation, dissolution or winding up, the holders of Class B common stock are only entitled to an amount equal to the par value of the Class B common stock per share, or $.01 per share, and are not entitled to any residual or other interests. We believe that this entitlement and the limited voting rights associated with the Class B common stock have a negligible value, and the value of the Class B common stock resides in the trading right. In the case of a merger or acquisition of ISE, the holders of our Class B common stock would receive rights in the successor entity that are substantively identical to those related to the Class B common stock. However, in contrast to holders of our Class A common stock, holders of our Class B common stock would not receive any economic benefits from such merger or acquisition. We treat proceeds we receive from the sale of Class B common stock as revenue for accounting and tax purposes, not payments in exchange for equity. Because of the foregoing factors, we do not believe Class B common stock represents equity in us and do not reflect it as such on our financial statements.

To distinguish our Class B common stock from traditional common stock, we refer to our Class B common stock as “Class B memberships,” and to each series of our Class B common stock as “Class B-1 memberships,” “Class B-2 memberships” and “Class B-3 memberships,” as appropriate. We refer throughout this prospectus to the owners of our Class B memberships and the entities entitled to exercise the trading rights and privileges associated with the Class B common stock as “members” and, where the context requires, as “Class B-1 members,” “Class B-2 members” and “Class B-3 members.”

Our Class B-1 members and Class B-2 members maintain price quotes or “make markets” in the options listed on our exchange. Our Class B-3 members place orders for listed equity options on our exchange for their own accounts and the accounts of institutional and retail investors. For a schematic presentation of, and more detail on, the qualifications and roles of our members on our exchange, please refer to “Business—Our Business.” An entity exercising the trading rights and privileges associated with the Class B memberships must be a corporation, partnership or limited liability company that is a registered broker-dealer and otherwise qualified as a “member” of our exchange (as defined in our constitution and rules).

Some of the owners of our Class B-1 and Class B-2 memberships are not registered broker-dealers and therefore do not qualify as “members” of our exchange. Under our rules, these non-member owners are required to lease the trading rights and privileges associated with their Class B-1 and Class B-2 memberships to entities who are qualified to be “members” of our exchange. Additionally, “members” owning Class B-1 and Class B-2 memberships may lease the trading rights and privileges associated with their Class B-1 and Class B-2 memberships to other qualified “members.” In each such case, owners of the Class B-1 and Class B-2 memberships may also choose to lease the associated right to vote on the election of directors allocated to such Class B memberships, as discussed below.

As a registered “national securities exchange” under Section 6 of the Exchange Act, we must assure fair representation of our members in the selection of our directors and the administration of our affairs. Accordingly, each series of Class B memberships has the right to elect two directors to our board of directors. Except as required by law, the voting rights of Class B-1 members and Class B-2 members are otherwise limited to the right to approve any actions that increase the number of authorized Class B-1 and Class B-2 memberships and any increase or decrease in the overall number of authorized Class B memberships. The Class B-3 members have no other voting rights. See “Description of Capital Stock–Class B Memberships” for a discussion of the voting rights associated with our Class B memberships.

As of December 31, 2002, 2003 and 2004 and December 7, 2005, approximately 22%, 19%, 19% and 19%, respectively, of our members were also holders of our Class A common stock.

RISK FACTORS

An investment in our Class A common stock is subject to a number of risks. You should carefully consider the following risk factors and all the other information contained in this prospectus before deciding whether to purchase our Class A common stock.

Risks Related to Our Business

Our business is primarily transaction-based, and decreases in contract trading volume would harm our business and profitability.

Our transaction fees accounted for approximately 66.3% of our total revenues for the year ended December 31, 2004 and approximately 69.2% of our total revenues for the nine months ended September 30, 2005. Our contract trading volume is dependent on the cash equity markets. In the event that a stock or index does not trade for any reason, our options on that stock or index will not trade, and, as a result, our revenues will suffer for that period. Also, equity trading volumes correlate with equity options trading volumes. Declines in the volume of stock or index trading may negatively impact market liquidity on our exchange, which would result in lower transaction-based revenues. Accordingly, our revenues and profitability are likely to decline significantly during periods of stagnant economic conditions or low trading volume in the United States and global financial markets.

We derive our transaction-based revenues only from trades executed on behalf of broker-dealers and not from trades executed on behalf of their non-broker-dealer customers (i.e., institutional and individual investors). A decline in trades executed on behalf of broker-dealers would adversely affect our revenues even if trades executed on behalf of institutional and individual investors were stable or increased.

See also “—Market fluctuations and economic and political factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.”

We derive a substantial portion of our transaction fee revenues from a few significant members, many of whom are our Class A stockholders, and who, as a group, own more than a majority of our Class A common stock, may exert substantial control and influence over our business and operations through their Class B ownership and may have interests that differ from or conflict with those of our Class A stockholders who are not also Class B members.

Historically, we have generated a substantial amount of our transaction fee revenues from a few significant members. For example, our ten largest members and their affiliates accounted for 72.4% of our transaction fee revenues for the year ended December 31, 2004 and approximately 75.2% of our transaction fee revenues for the nine months ended September 30, 2005. For the nine months ended September 30, 2005, Citadel Investment Group LLC accounted for 13.4% and Goldman, Sachs & Co. for 13.2% of our transaction fee revenues. For the year ended December 31, 2004, Citadel Investment Group LLC accounted for 14.0% of our transaction fee revenues.

If any of these significant members substantially reduce their trading activity on our exchange for any reason, our profitability could be adversely affected. In addition, our members consist almost entirely of financial services institutions. The number of these institutions has decreased in recent years as a result of a high degree of merger activity within the financial services industry. If any of our existing or future members are affected by continued consolidation within the financial services industry, our revenues might become concentrated in an even smaller number of members.

Our members, as a group, control and influence our business and operations in numerous ways, including the following:

•

Our Class A stockholders who are also Class B members currently own more than a majority of our Class A common stock, and as a result, they will, if voting in the same manner, influence matters submitted to our Class A stockholders for approval, including electing directors and approving changes of control. Class A stockholders who are also members will continue to own a substantial amount of our Class A common stock following this offering. After the completion of this offering, assuming the underwriters do not exercise their over-allotment option and that none of our existing Class A stockholders purchase any additional shares of Class A common stock in connection with this offering, our Class A stockholders who are also members will own approximately 9,213,189 shares, or 24.5% of our outstanding Class A common stock.

•	Members have additional voting rights that entitle them to elect six of the 15 directors on our board.

•	Class B-1 and Class B-2 members have “core rights” that require us to obtain their approval in order to increase the number of authorized PMMs or CMMs on our exchange. We have no current intention to request an increase in the number of authorized Class B-1 and Class B-2 memberships.

•	We have, in the past, generated substantial income from the sale of Class B-2 memberships, and revenue from the sale of Class B-2 memberships is currently recognized over 14 years on a straight-line basis representing its estimated useful life. For example, from 2003 through December 7, 2005, we sold a total of 46 Class B-2 memberships.

•	Although we do not expect to generate material future income from the sale of new Class B memberships, we anticipate selling all of the remaining unsold 14 Class B-2 memberships and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of Class B-2 memberships and cannot assure you that any such sales will occur.

•	In addition to their limited right to vote on certain of our corporate governance matters, our members engage in trading activities that constitute a primary source of our revenues. Our dependence on our members for revenues gives them substantial influence over how we operate our business.

Class B-1 and Class B-2 memberships, which represent the right to trade on our exchange and certain limited voting rights, have substantial independent value. The amount of income that members derive from their trading activities on our exchange and the value of their Class B memberships is, in part, dependent on the fees they are charged to access and trade on our exchange and the rules and market structure of our exchange. As a result, holders of our Class A common stock who are not also members may not have the same economic interests as holders of our Class A common stock who are also members. In addition, our members may have differing interests among themselves depending on the role they serve in our markets, their methods of trading and the products they trade. Consequently, members may advocate that we enhance and protect their trading opportunities and the value of their Class B memberships over their economic interest in us as Class A common stockholders. In addition, Class B memberships, which entitle our members to board representation rights and core rights, could be used to influence how our business is changed or developed, including how we address competition and how we seek to grow our volume and revenue and enhance value for our Class A stockholders. Our members elect six of our 15 directors and each such director is affiliated with a member, and, in some instances, the affiliated member is also a holder of Class A common stock.

Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.

Our cost structure is largely fixed. We base our cost structure on historical and expected levels of demand for our products and services. If demand for our products and services and our resulting revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability would be adversely affected.

We face substantial competition that could negatively impact our contract trading volume and our profitability.

The financial services industry and, in particular, the options trading business in which we engage are very competitive, and we expect competition to continue to intensify in the future. Our current and prospective competitors, both domestically and around the world, are numerous. They include securities and securities options exchanges and futures exchanges. Other companies have entered into or may form joint ventures or consortia to provide services similar to those provided by us. Others may become competitive with us through acquisitions. There have been several recent announcements of mergers and acquisitions in the securities marketplace:

•	On January 3, 2005, Archipelago Holdings, Inc., the parent company of the Archipelago Exchange, or ArcaEx, announced that it had entered into a definitive agreement to acquire PCX Holdings, Inc., parent company of Pacific Exchange, or PCX. Archipelago Holdings, Inc. completed this acquisition on September 26, 2005.

•	On April 20, 2005, NYSE and ArcaEx announced they had entered into a definitive merger agreement that will lead to the combined entity, NYSE Group, Inc., becoming a publicly-held company. NYSE will enter our markets upon completing its acquisition of ArcaEx.

•	On April 22, 2005, The Nasdaq Stock Market, Inc. announced it had entered into a definitive agreement to effectively acquire Instinet Group Incorporated’s subsidiary, INET ECN.

The consummation of these mergers and acquisitions are all subject to certain conditions, including SEC approval. Based upon these recent announcements, there has been speculation in the marketplace of increased mergers or consolidation of the remaining exchanges across all product lines in order to remain competitive. At this time, it is unclear what effect, if any, these mergers and acquisitions will ultimately have upon the competitive landscape of the options industry if exchanges become part of larger, well-capitalized organizations.

In addition, our members have investments in us as well as other options exchanges. Most recently, in the summer of 2005, Merrill Lynch & Co., Citadel Investment Group, LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Credit Suisse First Boston LLC and Citigroup Derivative Markets Inc. acquired in the aggregate an almost 50% equity stake in Philadelphia Stock Exchange, or PHLX, with provisions that allow for each firm to obtain additional equity stakes based on specific performance criteria. Each of these firms has made substantial investments, directly or through an affiliate, in memberships on ISE and owns less than 1% of our outstanding common stock, except for Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, which owns more than 5% as of September 30, 2005. For the nine months ended September 30, 2005, Citadel Investment Group, LLC accounted for 13.4% of our transaction fee revenues while the other firms each accounted for less than 10%. At this time, it is unclear what effect, if any, the investments in PHLX will ultimately have on us.

In July 2005, the Boston Stock Exchange, Inc., or BSE, received approval from the SEC to transfer a portion of its ownership interest in the Boston Options Exchange, or BOX, resulting in BSE ownership of less than 20%. We do not know at this time what effect, if any, this transfer will have on the competitive landscape of the options industry.

Many of our competitors and potential competitors may have greater financial, marketing, technological and personnel resources than we do. These factors may enable them to develop similar products, to provide lower transaction costs and better execution to their customers and to carry out their business strategies more quickly and efficiently than we can, any of which may result in a decrease in our market share. Our competitors may:

•	respond more quickly to competitive pressures due to their corporate structures, which may be more flexible and efficient than our corporate structure;

•	develop products that are preferred by our members;

•	develop risk transfer products that compete with our products;

•	price their products and services more competitively;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	utilize better, more user-friendly and more reliable technology;

•	consolidate and form alliances, which may create higher volume, cost reduction and better pricing than we offer;

•	more effectively market, promote and sell their products and services; and

•	better leverage existing relationships with customers and alliance partners or exploit better recognized brand names to market and sell their services.

In addition, our competitors may seek to attract contract trading volume from us through internalization of order flow and preferencing practices. Internalization of order flow occurs when a broker-dealer trades against its own customers’ orders. Preferencing allows order entry firms to direct order flow to certain market makers. Currently, our rules permit our members to trade with a certain percentage of their own customers’ orders after an auction in which other members have an opportunity to participate in that trade. If other exchanges succeed in amending their rules to permit order flow providers to internalize a higher percentage of customer orders than we can now permit, those exchanges may succeed in attracting contract trading volume and revenue from us before we are able to amend our rules and/or make system adjustments. In addition, if other options exchanges are more successful in attracting preferenced orders, this may result in a decrease in our market share.

We face substantial competition from well-established competitors that could negatively impact our contract trading volume and profitability.

We currently face substantial competition from the five other options exchanges now operating in the United States: CBOE, AMEX, PHLX, Pacific Exchange, or PCX, and BOX. While we benefited from an initial advantage due to our low-cost, all-electronic model, that advantage has begun to dissipate and will continue to dissipate. The traditional floor based exchanges have introduced electronic capabilities to operate in tandem with their trading floors. These changes in their operations threaten to curb the growth of our contract trading volume or decrease our contract trading volume. For example, CBOE has launched its CBOEdirect HyTS platform, which allows in-crowd market makers to input real-time quotes into the trade engine of the electronic system. AMEX introduced its ANTE trading system which allows non-specialist market makers to improve AMEX’s quoted price and have that improved price be displayed as the best exchange quote. The PHLX XL and PCX PLUS systems are PHLX and PCX electronic platforms, respectively, which are similarly intended to drive down costs and compete with us for contract trading volume.

As a result, we have seen that the bid/ask spreads of other exchanges, with the exception of AMEX, are now similar to the narrow bid/ask spreads of our exchange. As other options exchanges improve their market quality by adapting some of the features of our exchange, commoditization of electronic trading in the options industry may begin which could lead to an increase in price competition and have a negative impact on our contract trading volume and our profitability.

We may face additional competition from new entrants that could negatively impact our contract trading volume and profitability.

We may also be adversely affected by competition from new entrants into our markets. Competition within the options trading industry could increase if new options exchanges are established or if existing securities exchanges that do not currently trade options determine to do so. NYSE will enter our markets upon completing its acquisition of ArcaEx. The experiences of ISE and BOX, which commenced operations in February 2004, indicate that the regulatory and financial barriers to entry for new exchanges are surmountable. The appearance of new competitors may reduce margins for all existing options exchanges, including us, and increase the importance of scale efficiencies. For example, Eurex, the world’s largest futures exchange for euro-denominated derivative instruments, has established a new futures exchange in the United States to trade, among other things, options on futures. Eurex U.S. and other existing securities exchanges that do not currently trade equity options may already have some of the operational and technological infrastructure required to do so and may also be accustomed to operating under regulatory regimes similar to the one to which we are subject. In order to trade equity options in the United States, Eurex U.S. would be required to register with the SEC and may have taken preliminary steps to do so.

Our ability to continually maintain and enhance our competitiveness and respond to threats from existing or new competitors will have a direct impact on our results of operations. There is no assurance that we will be able to continue to compete effectively. If our products, markets and services are not competitive, our business, financial condition and operating results will be materially harmed. In addition, even if new entrants do not significantly erode our contract trading volume, we may be required to reduce our fees significantly to remain competitive, which could have a material adverse effect on our profitability.

We are dependent on our executive officers and other key personnel, and we may not be able to execute our current business strategy effectively or recognize and pursue new strategic opportunities and initiatives if we lose them.

Our future success depends, in large part, upon the individual employees who represent us in dealings with our members, execute our business strategy and identify and pursue strategic opportunities and initiatives. In particular, we are highly dependent on the continued services of David Krell, our President and Chief Executive Officer, Gary Katz, our Chief Operating Officer, Daniel P. Friel, our Chief Information Officer, and other executive officers, key employees and technical personnel who possess extensive financial markets knowledge and technology skills. The diminution or loss of the services of David Krell, Gary Katz or Daniel P. Friel for any reason, as well as any negative market or industry perception arising from that diminution or loss, would have a material adverse effect on our business. We have entered into employment agreements with David Krell, Gary Katz, Daniel P. Friel and all our executive officers. These agreements are important to the future of our business, and if we were to lose our rights under these agreements for any reason, including as a result of David Krell’s, Gary Katz’s or Daniel P. Friel’s voluntary resignation or retirement, our business may be materially adversely affected. We may have to incur costs to replace key employees that leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner.

Competition in our industry for financial and technical personnel is intense. Prospective investors cannot be assured that we would be able to find an appropriate replacement for David Krell, Gary Katz, Daniel P. Friel or any other executive officers, managers, key employees or technical personnel if the need should arise. We do not maintain “key person” life insurance policies on any of our executive officers, managers, key employees or technical personnel. If we lose the services of any executive officers or other key personnel, we may not be able to manage and grow our operations effectively, enter new markets or develop new products. We also may have to incur significant costs in identifying, hiring, training and retaining replacements for departing employees. In addition, significant losses of key personnel, particularly to other options exchanges with which we compete, could have a material adverse effect on our business, financial condition and operating results.

We are dependent on certain material contracts relating to our technology.

We currently have two principal contracts, the Delivery and License Agreement, or DLA, and the Support Agreement, with OMX (US) Inc., which we refer to, collectively with its affiliates, as OMX. OMX specializes in developing electronic exchanges and has delivered electronic trading systems to a number of international exchanges and clearing houses. Under the DLA, OMX granted certain licenses to us related to the use of certain software products, including the CLICKTM Exchange platform, which has been adapted for our central exchange system, and CLICK TradeTM, a trading application for entering orders and quotes and viewing market information. Under the DLA, OMX has also granted to us the right to sub-license the use of CLICK TradeTM by our Class B members. The scope of the DLA allows us to use the CLICKTM trading platform in the United States for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. OMX’s platform and software, which are the subject of various patents, form a substantial portion of our central exchange system. The term of the licenses for the software products pursuant to the DLA is 99 years from March 18, 1998. These licenses are integral to our business and are generally terminable by OMX if we breach the terms of the licenses or fail to perform any obligation under the licenses, such as maintaining confidentiality and keeping a record of all sublicenses, or fail to perform any obligation under the DLA, including payment obligations. In the event of termination, we are required to return OMX’s platform and software and all related documentation.

Under the Support Agreement, OMX undertook to provide us with customer service and support with respect to our use and operation of the software that it licensed to us and also undertook to develop and deliver corrective releases and enhancements. The Support Agreement will automatically terminate prior to its expiration on December 23, 2010, if the DLA or the license to the software products covered by the DLA is terminated. In addition, OMX is entitled to terminate the Support Agreement if we fail to perform any of our material obligations thereunder, such as a default of payment that continues for 30 days. See “Business—Technology—Technology Partners.”

The premature termination of either of these agreements, or the inability of OMX to fulfill its obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons, and the consequent loss of software or support by OMX would have a material adverse effect on our business, operating results and financial condition. We could be forced to spend significant time and money to replace the licensed software and services, and we cannot provide any assurance that replacements would be available to us on commercially reasonable terms or at all.

Our inability to protect our intellectual property rights or our infringement of the intellectual property rights of others could adversely affect our business.

We rely primarily on trade secret, copyright, trademark and patent law and contractual protections to protect our proprietary technology and other proprietary rights. As a fully electronic exchange, we may be more dependent on technology and related intellectual property rights, and therefore more vulnerable to intellectual property rights infringements, than traditional floor-based exchanges. It is possible that third parties may copy or otherwise obtain and use our proprietary technology without authorization or otherwise infringe on our rights. In the future, we may have to rely on litigation to enforce our intellectual property rights or to defend ourselves against the assertion of intellectual property rights by others. Any such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources and the attention of management, any of which could negatively affect our business. Also, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our intellectual property portfolio and the recourse available to us.

Patents of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors, as well as other companies and individuals, may obtain or may have obtained patents related to the technologies for trading the types of products and providing the services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which technology concerning our products and services may be covered or asserted to be covered by claims contained in pending patent applications. In general, if one or more of our products or services were found by a court to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing those patents.

For example, on January 5, 2005, we announced our plans to list options on SPDRs®, an ETF commonly referred to as “Spiders.” The following day, McGraw-Hill, the parent company of Standard & Poor’s, obtained a temporary restraining order from a federal court in the Southern District of New York barring us from listing options on SPDRs® without a license from McGraw-Hill for the use of, among other things, the S&P 500 Index and related trademarks. Effective as of January 10, 2005, we became party to a definitive five-year license agreement with McGraw-Hill authorizing us to list options on SPDRs®, which does not prejudice our position that we do not need a license from McGraw-Hill to list options on SPDRs®. In May 2005, we announced our plans to list options on DIAMONDS®, another ETF. Subsequent to our announcement, Dow Jones obtained a temporary restraining order barring us from listing options on DIAMONDS® without a license. However, unlike SPDRs®, we did not enter into a license agreement with Dow Jones authorizing us to list options on DIAMONDS® during the litigation. The SDPRs® and DIAMONDS® litigation were consolidated into one matter, by court order. On September 1, 2005, the court issued an opinion and order granting our motion to dismiss McGraw-Hill’s complaint and denying Dow Jones’ motion for a preliminary injunction. On September 1, 2005 we listed options on DIAMONDS®. On September 6, 2005, we entered into a stipulation of dismissal with Dow Jones pursuant to which Dow Jones’ complaint was also dismissed in its entirety with prejudice. Dow Jones and McGraw-Hill have each filed an appeal with the U.S. Court of Appeals for the Second Circuit. See “Business—Legal and Administrative Proceedings.”

We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we are unable to obtain licenses with respect to patents held by others, and are unable to redesign our products or services to avoid infringement of any such patents, this could materially adversely affect our business, financial condition and operating results. An adverse ruling arising out of any intellectual property dispute could also subject us to significant liability for damages.

We have a short operating history. This makes it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and increases the risk of your investment.

We began our operations as the first fully electronic equity options exchange in the United States on May 26, 2000, and therefore we have very little operating history for you to evaluate in assessing our future prospects. As a result, our historical and recent financial business results may not be representative of what they may be in the future. Accordingly, we cannot assure you that our growth will continue at the same rate or at all or that we will not experience declines in revenue and profitability in the future. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company with a new business model for an equity and index options exchange.

We may have difficulty executing our growth strategy and managing our growth effectively.

We have experienced significant growth in our business activities over the last few years, which has placed, and is expected to continue to place, a significant strain on our management and resources. Continued growth will require continued investment in personnel, facilities, information technology infrastructure and financial and management systems and controls. We may not be successful in implementing all of the processes that are necessary to support our growth. Unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our gross margin and our future profitability will be adversely affected, and we may have to incur significant expenditures to address the additional operational and control requirements of this growth.

As part of our growth strategy, we intend to continue to evaluate potential acquisition opportunities and strategic alliances in the future. Any such transaction may be effected quickly, may occur at any time and may be significant in size relative to our existing assets and operations. The market for acquisition targets and strategic alliances is highly competitive, particularly in light of increasing consolidation, which may adversely affect our ability to find acquisition candidates or strategic partners that fit our growth strategy and our investment parameters. These transactions involve numerous risks, including, among others:

•	failure to achieve financial or operating objectives;

•	failure to integrate successfully and in a timely manner any operations, products, services or technology we may acquire or combine with in a strategic alliance;

•	diversion of the attention of management and other key personnel;

•	failure to obtain necessary regulatory or other approvals;

•	potential loss of members or personnel; and

•	failure to obtain necessary financing on acceptable terms.

Failure to manage successfully any potential acquisition we may make in the future could adversely affect our growth strategy and our future profitability. We may face similar risks in managing future strategic alliances.

The up-front costs of expanding, improving and upgrading our trading platform may not produce substantial revenue.

We have made, and expect to continue to make, significant up-front investments in our trading platform, including investments in technology, infrastructure and dedicated personnel, in order to pursue new growth opportunities. We may incur substantial development, sales and marketing expenses and expend significant management effort to add a new product or service to our trading platform. Even after incurring these costs, we ultimately may not sell any or may sell only small amounts of these products or services. Consequently, if revenue does not increase in a timely fashion as a result of these expansion initiatives, the up-front costs associated with expansion may exceed revenue and reduce our working capital and income.

Computer systems failures or capacity constraints could harm our business.

We support and maintain many of our computer systems and networks internally. Our failure to monitor or maintain these systems and networks or, if necessary, to find a replacement for such technology in a timely and cost-effective manner would have a material adverse effect on our ability to conduct our operations. Our systems are located in downtown New York City and our back-up facilities are located in Jersey City, New Jersey, and the causes for the disruption at one facility may also disrupt our systems at the other facility. In these circumstances, our redundant systems or disaster recovery plans may not be adequate. Similarly, although many of our contracts with our service providers require them to have disaster recovery plans, we cannot be certain that these will be adequate or implemented properly.

Our systems, or those of our third party providers, may fail, provide insufficient capacity or operate slowly, causing one or more of the following:

•	unanticipated disruptions in service to our members;

•	slower response times;

•	delays in our members’ trade executions;

•	decreased satisfaction by members with our service;

•	incomplete, untimely or inaccurate accounting, recording, reporting or processing of trades;

•	financial losses; and

•	litigation or other claims.

We cannot assure you that we will not experience systems failures or periods of insufficient systems capacity from shortages of available bandwidth, power or telecommunications failure, acts of God, war, terrorism, human error, natural disasters, fire, power loss, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism and similar events.

If the equity and index options markets adopt trading in penny increments, the liquidity in our markets could be adversely affected and could result in an adverse effect on our profitability.

The listed equity and index options markets currently quote in 5- and 10-cent increments. There continues to be discussion by industry observers of the possibility of migrating options to quote and trade in penny increments as they currently do in the equities marketplace. There have been increasing actions to support these observations - if not quoting in pennies, then at least allowing trading in pennies. For example, BOX in 2004 and ISE in 2005 introduced functionality that allows broker-dealers to trade orders in pennies as long as the price improves upon the NBBO. CBOE has a similar proposal pending with the SEC that was published for comment in the Federal Register in October 2005 and which will likely be approved by the SEC by year-end. AMEX has a pending proposal with the

SEC that would allow its members to trade in penny increments in certain circumstances. PCX announced in June 2005 its intention to seek approval from the SEC to begin quoting and trading all listed options in penny increments. We also continue to contemplate adding functionality that would allow additional trading in pennies. If the options markets adopt trading in penny increments, market makers may be unable to provide the depth of liquidity they are currently able to provide in larger increments. For example, an option trading in penny increments has ten times the number of price points as an option trading in 10-cent increments. Thus, for every 10-cent price point a market maker is currently willing to quote, it might make several penny price point quotes of smaller size. To the extent that market makers are unwilling to increase the aggregate dollar amount they quote, quote size would likely be diluted as they spread their quotes across more price points. As a result, our markets could lose depth and attract less order flow, thereby reducing our contract trading volume and revenue. In addition, penny trading could lead to a decrease in liquidity for large size orders and decreased market makers’ profitability throughout our industry, which could lead to pricing pressures on options exchanges, including us.

If the options markets adopt trading in penny increments, we could experience systems interruptions and substantial increased costs, each of which could have a material adverse effect on our business.

In the event that the equity and index options markets generally adopt trading in penny increments, as the stock markets have, we would expect significant increases in quotation traffic. Quotation traffic has grown considerably in the past few years as a result of increases in the number of actively traded options series and greater reliance by all exchanges on electronic trading systems for transmitting and updating quotations. Substantial increases in bandwidth capacity are required for the exchanges to transmit properly the increased volume of quotations. We expect that any significant move to trading in penny increments, whether mandated by the SEC, competitive forces or otherwise, would result in a shortage of bandwidth capacity that would require us to make immediate improvements to our technology infrastructure. Any systems failure or periods of insufficient systems capacity that causes an interruption in service or decreases the responsiveness of our service, including failures caused by error or misuse of our systems, could damage our reputation, business and brand name. Our business interruption insurance may not adequately compensate us for losses that may occur.

Additionally, penny increment trading could lead to increased costs across the industry to upgrade broker-dealer, exchange and market data provider systems to handle increased quote traffic, which could have a material adverse effect on our business.

We depend on third party suppliers and service providers for a number of services that are important to our business. An interruption or cessation of an important supply or service by any third party could have a material adverse effect on our business.

We depend on a number of suppliers, such as banking, clearing and settlement organizations such as OCC, processors of market information generated by the trading of options such as the Options Price Reporting Authority, or OPRA, telecommunications companies such as MCI, online service providers, other data processors and software and hardware vendors, such as OMX and Hewlett-Packard Company, or H-P, for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption or malfunction in or the cessation of an important supply or service by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenue and higher costs.

Our networks and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information or cause interruptions in our operations that cause us to lose members and contract trading volume and result in significant liabilities. We could also be required to incur significant expense to protect our systems.

We expect the secure transmission of confidential information over public networks to continue to be a critical element of our operations. Our networks and those of our third party service providers and our members may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our information or cause interruptions or malfunctions in our operations. Any of these events could cause us to lose members or contract trading volume. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems, including reputational harm and litigation, caused by breaches. Our security measures may prove to be inadequate and result in system failures and delays that could cause us to lose members, experience lower contract trading volume and incur significant liabilities.

Expansion of our operations internationally involves special challenges that we may not be able to meet, which could adversely affect our financial results.

One component of our future strategy is to expand our operations internationally, including by directly placing order entry terminals with members outside the United States and by relying on distribution systems established by our future strategic alliance partners. We face certain risks inherent in doing business in international markets, particularly in the regulated derivatives exchange business. These risks include:

•	restrictions on the use of trading terminals or the contracts that may be traded;

•	becoming subject to extensive regulations and oversight, tariffs and other trade barriers;

•	reduced protection for intellectual property rights;

•	strong competition;

•	difficulties in staffing and managing foreign operations; and

•	potentially adverse tax consequences.

In addition, we will be required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations relating to any aspect of the derivatives business. To date, we have had limited experience in marketing and operating our products and services internationally. We cannot assure you that we will be able to succeed in marketing our products and services in international markets. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, management of foreign exchange risk, established domestic markets in areas which we may consider, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations and, consequently, on our business, financial condition and operating results.

Our business is highly dependent on equity options, which may place us at a competitive disadvantage.

Our strong dependence upon revenues derived from the transaction-based equity options business may place us at a competitive disadvantage. The revenues of some of our competitors may be more diversified than ours as a result of their broader product offerings. For example, CBOE realizes revenues from trading certain options on stock market indexes, for which CBOE has acquired exclusive licenses. While options on equities are cross-listed on multiple exchanges, the most heavily traded index options are traded exclusively on a single exchange so that we are unable to meaningfully compete in that market. We do not believe we will earn significant revenues from index trading until the exclusive licensing of indexes ends, or existing non-exclusive or new non-exclusive indexes gain in volume. Lower revenues from transaction fees or market data fees on equity options may impact our operating results and future profitability more significantly than that of our competitors, providing them with a competitive advantage in pricing their products and services or withstanding a reduction in the contract trading volume of equity options.

Price competition has impacted, and may continue to impact, our business.

The securities trading industry is characterized by price competition. At present, we compete with five other securities exchanges based in the United States that also list equity options. We may face additional price competition in the future from foreign exchanges, as well as other U.S.-based securities exchanges that do not presently list equity options. In recent years, the pricing model for trading equity options has changed in response to competitive market conditions. Some of our competitors have recently lowered their transaction costs and accordingly reduced the prices they charge. Reduced prices may result in lower operating margins or losses for us, which may adversely impact our business. As long as other exchanges have exclusive licenses on certain index options, which have high margins commensurate with their exclusivity, those exchanges may be able to lower their transaction fees and prices for other products, such as the equity options we trade. Price competition is intensified through payment for order flow arrangements. Payment for order flow is a practice whereby a market maker on an options exchange offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange through an exchange administered program. As long as payment for order flow arrangements remain the industry standard, we face the competitive risk that other exchanges will erode our contract trading volume by paying more through their payment for order flow programs than our members are willing or able to pay. This could have a material adverse effect on our operations and financial condition. For a discussion of our payment for order flow program and payment for order flow programs generally, see “Industry—Payment for Order Flow” and “Regulation—Recent Regulatory Developments—Payment for Order Flow.”

The SEC may issue rules prohibiting internalization of order flow and preferencing.

The SEC issued a concept release in February 2004 seeking comment from market participants on various trading practices that are common in today’s options markets. Among other things, the SEC has solicited the views of market participants on internalization of order flow. Internalization of order flow refers to the concept of a broker-dealer trading against its own customers’ order flow. Our rules, like those of other options exchanges, permit a broker-dealer to trade with its own customers’ orders but only after an auction in which other members of that exchange have an opportunity to participate in the trade at the proposed price or an improved price. In addition, until recently, the SEC limited internalization to large orders (i.e., 50 or more contracts). The SEC approved for BOX the internalization of orders of any size, as long as the member guarantees that the order being internalized receives a price at least a penny better than the NBBO. In addition, we and other exchanges have introduced “preferencing.” Preferencing allows order entry firms to direct order flow to certain market makers. Preferencing provides an enhanced allocation to those preferenced market makers in order to reward them for attracting order flow to the exchange. Preferencing may also increase the opportunity for some order flow providers to internalize their order flow as well as encourage payment for order flow arrangements on our exchange or on other options exchanges. Internalization has been criticized as adversely affecting quote competition and creating a conflict between an exchange’s desire to profit and its obligation to ensure that its members fulfill their best execution duties. As a result, in February 2004, the SEC sought comment with respect to what action, if any, it should take with respect to internalization of order flow. While we believe that most concerns regarding internalization for large orders are lessened by the fact that the transaction occurs on an exchange after exposure to an auction environment, we cannot predict what action the SEC may take with respect to internalization or whether any such SEC action might have an effect on the options exchange business, including our business.

Market fluctuations, industry dynamics and economic and political factors beyond our control could reduce demand for our services and harm our business, and our profitability could suffer.

The global financial services industry is, by its nature, risky and unpredictable and is directly affected by many national and international factors that are beyond the control of its participants, including us. Any one of these factors may cause a substantial decline in the United States and global financial services markets, resulting in reduced trading volume. These events could have a material adverse effect on our profitability. For these reasons our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Each of the risk factors listed in this “Risk Factors” section, and the following factors, may affect our operating results:

•	economic, political and market conditions in the United States and elsewhere in the world;

•	broad trends in industry and finance;

•	concerns about terrorism and war;

•	concerns over inflation and wavering institutional or retail confidence levels;

•	the availability of cash for investment by the clients of Class B-3 members;

•	consolidation in our member base and within our industry;

•	changes in government monetary policy and foreign currency exchange rates; and

•	legislative and regulatory changes.

The financial services industry and particularly the securities transactions business are dynamic and uncertain environments, and we expect exchange consolidation, member consolidation and competition to persist in the future. This environment has led to business failures and has encouraged the introduction of alternative trading venues with varying market structures and new business plans. In addition, the financial services industry is subject to extensive regulation, which may change dramatically in ways that affect industry market structure. If we are unable to adjust to the dynamism that characterizes our industry – including structural changes within our markets, technological and financial innovation and other competitive factors – our business will suffer and competitors will take advantage of opportunities to our detriment.

We must keep up with emerging technological changes in order to compete effectively in our rapidly evolving industry.

The financial services industry is characterized by rapid technological change, changes in use and members’ requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary trading platform, technology and systems obsolete. To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary trading platform, software, systems and technologies. Our success will depend, in part, on our ability to:

•	develop and license leading technologies useful in our business;

•	enhance our existing trading platform and services;

•	develop new services and technologies that address the increasingly sophisticated and varied needs of our existing and prospective members;

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies.

The development of proprietary electronic trading technology entails significant technical, financial and business risks. Further, the adoption of new Internet, networking, telecommunications technologies or market practices may require us to devote substantial resources to modify and adapt our services. In such cases, we cannot assure you that we would succeed in making such improvements to our technology infrastructure in a timely manner or at all.

We cannot assure you that we will successfully implement new technologies or adapt our proprietary trading platform, technologies and systems to the requirements of our members or emerging industry standards. We also cannot assure you that we will be able to respond in a timely manner to changing market conditions or the requirements of our members. If we are unable to anticipate and respond to the demand for new services, products and technologies on a timely and cost-effective basis and to adapt to technological advancements and changing standards, we may be unable to compete effectively, which would have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated industry, and we face restrictions with respect to the way we conduct certain of our operations.

We operate in a highly regulated industry. Our business is subject to increasingly extensive governmental and other regulation and may be subjected to increasing regulatory scrutiny. The SEC has broad powers to audit, investigate and enforce compliance and punish noncompliance with its rules and regulations and industry standards of practice. We cannot assure you that we or our directors, officers and employees will be able to fully comply with these rules and regulations and will not be subject to claims or actions by the SEC. The SEC extensively regulates the U.S. securities industry, including our operations. We are required to comply with the rules and regulations of the SEC. In addition, as we seek to expand our product base, we could become subject to additional regulators. As a matter of public policy, these regulatory bodies are responsible for safeguarding the integrity of the securities and other financial markets and protecting the interests of investors in those markets. If we fail to comply with any of these laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of business, suspensions of personnel or other sanctions, including revocation of our registration as a national securities exchange.

We are a self-regulatory organization, or SRO. Pursuant to the Exchange Act, an SRO is responsible for regulating its members through the adoption and enforcement of rules governing the business conduct of its members. As an SRO, we have our own rules regarding listing, membership and trading that are distinct and separate from those rules applicable generally to broker-dealers as administered by the SEC, the NASD, Inc., or NASD, and other SROs. As an SRO, we must submit proposed changes of our rules to the SEC. The SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal as it deems appropriate. We can give no assurances that the SEC will approve any changes to our rules that we may propose. Also, we may incur significant financial costs and expend considerable human resources in connection with our surveillance and enforcement obligations, particularly to the extent we bear responsibility for prosecuting cases or proceeding against our members. Due to our status as an SRO, we have a statutory duty to allocate necessary resources to these functions, and this may limit our ability to dedicate funds and human resources in other areas.

In recent years, the securities trading industry and, in particular, the securities markets, have been subject to significant regulatory changes. Regulatory changes are generally made in response to innovations in markets and technology or to address regulators’ specific concerns, such as ensuring best execution for investors. Moreover, the securities markets have been the subject of increasing political and public scrutiny in the past few years in response to a number of developments and inquiries. In a concept release issued in February 2004, the SEC expressed specific concern and solicited comment from market participants about three options market practices: payment for order flow, specialist guarantees and internalization of orders. In July 2005, the SEC’s Office of Compliance Inspections and Examinations, or OCIE, sent a letter to brokerage firms requesting information on how customer orders are routed to exchanges and whether their firms receive payment for order flow. It is unclear at present whether the SEC will take any action in the future to restrict or prohibit any of these practices or other practices that are common within the options exchange industry. However, the issuance of the concept release and recent investigations by the SEC into the activities of floor brokers and other matters suggest, in our opinion, that the SEC is taking an increased interest in market oversight issues generally. In addition, in April 2005, the SEC adopted Regulation NMS which addressed order protection, intermarket access, sub-penny pricing, and market data and revenue sharing. While Regulation NMS specifically addressed the equities marketplace, and does not apply to the options exchanges, including ISE, it serves as a further example of SEC interest in market oversight issues which may eventually extend to the options industry. Additionally, in October 2005, a SEC Commissioner expressed a personal view that the SEC should implement execution quality statistics for the options markets similar to those the SEC has required for the equity markets. Any of these factors or events, among others, may result in future regulatory or other changes, which could cause us to change the way we conduct our business and adversely affect our business. See “Regulation.”

Our exchange is both an SRO and a for-profit business, and these two roles may create conflicts of interest.

Pursuant to the Exchange Act, we are obligated, as an SRO, to regulate and monitor our members to ensure compliance with applicable law and the rules of our exchange. The SEC staff has expressed concern about potential conflicts of interest of “for-profit” exchanges performing the regulatory functions of SROs and has specifically required the segregation of revenues received from regulatory fees and penalties from other revenues and prohibited payment of dividends from regulatory fees and fines that exchanges collect from SRO members. In addition to the risk of overly aggressive regulation, potential conflicts of interest could also result in overly lenient regulation. In either case, any failure by us to diligently and fairly regulate our members or to otherwise fulfill our regulatory obligations could significantly harm our reputation, prompt SEC scrutiny and adversely affect our business.

We may be required to change the manner in which we conduct business or govern ourselves or incur increased costs as a result of recently proposed changes in rules and regulations relating to SROs.

In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for SROs such as us, and issued a concept release examining the efficacy of self-regulation by SROs. The rule proposals and concept release were subject to a public comment period, which ended in March 2005. We do not know whether the proposals will be adopted and if adopted, adopted as proposed, or modified in response to public comment. These recently proposed changes in the rules and regulations affecting SROs by the SEC could result in changes in the manner in which we conduct business or govern ourselves. The new rules also could, among other things, make it more difficult or more costly for us to conduct our existing business or enter into new businesses. We are presently evaluating and monitoring developments with respect to the proposed rules and cannot predict or estimate the full extent to which these proposals, if adopted as proposed, may affect us or our operations or the amount of the additional costs we may incur or the timing of such costs. We also cannot predict whether or to what extent the concept release might have an effect on us or our operations. See “Regulation—Recent Regulatory Developments.”

We may experience certain competitive disadvantages if we do not receive SEC approval for new business initiatives in a timely manner.

From time to time, we seek to engage in new business activities, some of which may require changes to our governing rules. Any such changes to our governing rules will require the prior approval of the SEC. See “Regulation” for additional discussion regarding changes to our governing rules. To the extent we believe that a new business initiative is necessary to compete with other exchanges, but are unable to obtain SEC approval for related rule changes in a timely manner, we may be subject to certain competitive disadvantages. See “Business—Competition.”

Any failure by us to satisfy our obligations as an SRO could subject us to significant legal and regulatory costs.

Generally, the SEC has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses or suspend or revoke our designation as a registered securities exchange or the registration of any of our officers or employees who violate applicable laws or regulations. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems and procedures, as well as our ability to attract and retain qualified compliance, audit and risk management personnel. We cannot assure you that these systems and procedures are fully effective. We face the risk of significant intervention by regulatory authorities, including extensive examination and surveillance activity. In the case of actual or alleged non-compliance with regulations, we could be subject to investigations and judicial or administrative proceedings that may result in substantial penalties or civil lawsuits for damages, which can be substantial. Any such investigation or proceeding, whether successful or unsuccessful, would result in substantial costs and diversions of resources and might also harm our business reputation, any of which could negatively affect our business.

As a financial services provider, we are subject to significant litigation risk and potential securities law liability.

Many aspects of our business involve substantial liability risks. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a member or its customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud. While our trading rules limit our liability to our members for some of our market-related activities, we could be exposed to substantial liability under federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC. We could incur significant legal expenses defending claims, even those without merit. In addition, an adverse resolution of any future lawsuit or claim against us could have a material adverse effect on our business.

Risks Relating to this Offering

If we do not obtain approval from the SEC in connection with our proposed reorganization, we will not reorganize into a holding company and will therefore not benefit from the operational advantages of a holding company structure.

As of the date hereof, we operate as ISE. We have obtained approval from our existing stockholders to reorganize into a holding company but may need to seek further stockholder approval after the completion of this offering if, for regulatory reasons, the SEC requests that we make certain changes to our proposed reorganization that would require stockholder approval. The reorganization is subject to satisfaction of a number of conditions, including receipt of SEC approval. Assuming that the conditions to the proposed reorganization are satisfied, including receipt of SEC approval, we intend to effect the proposed reorganization as soon as practicable after completion of the offering.

We believe that the holding company structure that would result from the proposed reorganization would give us organizational flexibility if we elect to establish other lines of business that have operational requirements different from those of a fully electronic options exchange. We also believe that a holding company structure would allow us to preserve managerial control over any of our future affiliates, while permitting our existing members to elect directors to the board of our exchange. Additionally, the holding company structure would allow our authorized Class B-1 members and Class B-2 members to retain the right to approve increases in the numbers of our authorized Class B-1 and Class B-2 memberships. If we do not receive approval from the SEC, we will not proceed with the reorganization and may be less likely to engage in certain activities that a holding company structure would facilitate. See “Proposed Reorganization.”

Provisions of our amended and restated certificate of incorporation and constitution and Delaware law could delay or deter a change in control of ISE and entrench our current management.

The provisions of our amended and restated certificate of incorporation and constitution may be deemed to have an anti-takeover effect and may delay or deter a change of control of us. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our Class A common stock. In addition, certain of these provisions make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our amended and restated certificate of incorporation and constitution:

•	provide for a staggered board of directors;

•	do not permit the removal of directors other than for cause;

•	do not permit stockholders to act by written consent or to call special meetings;

•	require certain advance notice for non-industry director nominations and actions to be taken at meetings of stockholders;

•	require supermajority stockholder approval with respect to certain amendments to our amended certificate of incorporation and constitution (including in respect of the provisions described above);

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, that could, with SEC approval, be issued by our board of directors without stockholder approval;

•	restrict any person (including related persons) from voting shares of stock representing more than 20% of any class or series of our outstanding capital stock;

•	restrict any person (including related persons) from entering into any agreement not to vote shares of stock, the effect of which agreement would be to enable any person (including related persons) to vote or cause the voting of shares of stock that represent in the aggregate more than 20% of any class or series of our outstanding capital stock;

•	restrict any person (including related persons) from beneficially owning shares of stock representing more than 40% of the outstanding shares of any class or series of our capital stock; and

•	restrict our members (including related persons) from owning or voting more than 20% of any class or series of our outstanding capital stock.

See “Description of Capital Stock—Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock” for the description of “related persons.”

Our rules restrict our members (together with any affiliates) from being approved to exercise the trading rights associated with more than one PMM or more than ten CMMs. This requirement may be waived by our board, but not if such waiver would result in the member (together with any affiliates) being approved to exercise the trading rights associated with more than 20% of the outstanding PMMs or more than 20% of the outstanding CMMs. We refer to this limitation as our “member concentration limit” to distinguish it from the ownership and voting limits discussed above and elsewhere in this prospectus.

Our board of directors may waive the provisions noted above regarding ownership and voting limits relating to persons other than our members by an amendment to our constitution, subject to a determination by our board of directors that such person (including related persons) is not subject to any applicable “statutory disqualification” and that such waiver:

•	will not impair our ability to carry out our functions and responsibilities as a “national securities exchange” under the Exchange Act;

•	is otherwise in our best interests and the best interests of our stockholders; and

•	will not impair the ability of the SEC to enforce the Exchange Act.

Such amendment to our constitution would not be effective unless approved by the SEC. There is no provision allowing our board of directors to waive the ownership and voting limits for our members, and our board of directors has the limited ability to waive our member concentration limit, as noted above.

Our amended certificate of incorporation also contains notification requirements with respect to changes in ownership levels, requiring a person (including related persons) that at any time beneficially owns 5% or more of our outstanding capital stock, and has the right to vote in the election of our board of directors, to immediately upon so beneficially owning 5% or more of the then outstanding shares of such stock to give our board of directors written notice of such ownership. The amended certificate of incorporation also has similar notification requirements when such 5% ownership level changes.

As noted above and set forth more fully in the exhibits to the registration statement, of which this prospectus forms a part, our amended organizational documents contain ownership and voting limits, require the sale or other disposition of Class A shares or Class B memberships held in excess of the ownership limits and may limit the rights of holders under Delaware law. Unless otherwise provided in the amended certificate of incorporation, we will disregard any votes cast in excess of the voting limitation. In addition, our amended certificate of incorporation limits the inspection rights of stockholders under Delaware law with respect to confidential materials contained in our books and records. See “Description of Capital Stock.”

These provisions of our amended certificate of incorporation and constitution and Delaware law could delay or deter a change in control of us, which could adversely affect the price of our Class A common stock. See “Description of Capital Stock—Provisions of Our Amended Certificate of Incorporation and Amended Constitution and Delaware Law That May Have an Anti-Takeover Effect.”

In addition, Section 203 of the Delaware General Corporation Law, or DGCL, imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our Class A common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested stockholder” for three years after the stockholder becomes an interested stockholder, unless the corporation’s board of directors and stockholders approve the business combination in a prescribed manner or the interested stockholder has acquired a designated percentage of our voting stock at the time it becomes an interested stockholder. See “Description of Capital Stock—Provisions of Our Amended Certificate of Incorporation and Amended Constitution and Delaware Law That May Have an Anti-Takeover Effect—Section 203 of the DGCL.”

We cannot assure you that regular dividends on our Class A common stock will be paid as contemplated.

At present, we do not pay regular dividends on our Class A common stock. We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. We currently intend that the regular quarterly dividends expected to be declared in 2006 will be in an aggregate amount not less than the aggregate amount of the net proceeds received from the sale of any new Class B-2 memberships in fiscal year 2005. There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. Any determination to pay any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by the DGCL or the SEC or other factors our board of directors deem relevant. Accordingly, if you purchase shares of our Class A common stock in this offering, it is likely that in order to realize a gain on your investment, the price of our Class A common stock may have to appreciate. This may not occur. See “Dividend Policy.”

Future sales of our shares could adversely affect the market price of our Class A common stock.

If our existing Class A stockholders sell a large number of shares, or if we issue a large number of shares of our Class A common stock in connection with future acquisitions, strategic alliances or otherwise, the market price of our Class A common stock could decline significantly. Moreover, the perception in the public market that these Class A stockholders might sell shares of Class A common stock could depress the market price of our Class A common stock. After completion of this offering, there will be 37,670,278 shares of Class A common stock issued and outstanding. All of the shares of the Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, by persons other than our “affiliates” (within the meaning of Rule 144 under the Securities Act) immediately upon completion of this offering. See “Shares Eligible for Future Sale.”

PROPOSED REORGANIZATION

As of the date hereof, we operate as ISE. We have obtained approval from our existing stockholders to reorganize into a holding company structure. We do not anticipate seeking further stockholder approval after the completion of this offering but may be required to do so if, for regulatory reasons, the SEC requests that we make certain changes to our proposed reorganization that would require stockholder approval. We have received a favorable private letter ruling from the Internal Revenue Service, or IRS, relating to the tax treatment of the proposed reorganization under U.S. federal income tax law. The ruling from the IRS provides comfort that the reorganization qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or the Code. The ruling also confirms that holders of our Class A common stock will not recognize gain or loss as a result of the reorganization. The reorganization is subject to satisfaction of a number of conditions, including receipt of SEC approval. We cannot give you any assurances that we will satisfy the conditions to the reorganization, including receipt of approval from the SEC. If we fail to satisfy the conditions to the reorganization, including receipt of approval from the SEC, we will not reorganize into a holding company, and we will continue to operate as ISE. Assuming that we satisfy the conditions to the reorganization, including receipt of approval from the SEC, we intend to effect the proposed reorganization as soon as practicable after completion of this offering. Because we cannot predict when, if at all, these conditions will be satisfied, the reorganization may occur following the completion of the offering or may not occur at all.

It is currently contemplated that we will merge into ISE LLC, a wholly owned subsidiary of ISE Holdings. As a result of this merger, the shares of Class A common stock and options exercisable for our shares of Class A common stock will be converted into shares and options, respectively, of common stock of ISE Holdings and the shares of Class B common stock, which we refer to as Class B memberships, will be converted into trading and voting rights granted under ISE LLC’s operating agreement. Following consummation of the merger, our Class A common stockholders will own the same percentage of ISE Holdings common stock that they owned of Class A common stock immediately prior to this merger. The Class B memberships held prior to the reorganization will remain the same following the reorganization except that they will not be entitled to payment upon our liquidation. Currently, the holders of Class B common stock are entitled to an amount equal to the par value of the Class B common stock, or $0.01 per share, in the event of our liquidation, dissolution or winding up. The trading and voting rights granted to our members under ISE LLC’s operating agreement will provide the right to trade on our exchange, the right to elect six of ISE LLC’s 15 directors and certain “core rights.” See “Description of Capital Stock.”

ISE Holdings’ stockholders who also hold trading and voting rights in ISE LLC may have interests that are different from the interests of the holders of ISE Holdings’ common stock who do not also own the trading and voting rights associated with the exchange. See “Risk Factors—Risks Related to Our Business—We derive a substantial portion of our transaction fee revenues...”

As a result of the reorganization, ISE Holdings will operate as a holding company, while ISE LLC will conduct the business and operations of our exchange. ISE LLC, as our successor, will be a “national securities exchange” registered under Section 6 of the Exchange Act. We believe a holding company structure is important for us as a public company as it will provide us with greater organizational flexibility, facilitate our access to the capital markets, promote new business opportunities, facilitate future acquisitions and the formation of strategic alliances and create a framework for future growth. The structure will allow us to engage in these activities and maintain our exchange, ISE LLC, as a separate and distinct regulated entity.

Notwithstanding our current plans, it is possible that the reorganization may be structured differently as the result of regulatory concerns.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements.” These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, expressed or implied, by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “will likely continue,” “will likely result” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially, and we undertake no ongoing obligation, other than that imposed by law, to update these statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are urged to carefully consider these factors and the “Risk Factors” that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements. Forward-looking statements include, without limitation, statements concerning:

•	our proposed reorganization;

•	our offering of new products including index options and market data products;

•	our continuing to offer a competitive price in options trading;

•	growth of our market share;

•	our future results of operations and financial conditions;

•	our business strategies;

•	market and general economic conditions;

•	the risks associated with potential acquisitions or alliances by us;

•	our protection or enforcement of our intellectual property rights;

•	our ability to keep up with rapid technological change;

•	our plans, goals, intentions, expectations and beliefs concerning diversification and growth of our revenues through expansion of our business and pursuit of strategic alliances and acquisitions to enhance our business, as set forth in “Business—Our Growth Strategy” and related summaries;

•	changes in the laws and regulations governing our business and operations or permissible activities; and

•	changes in availability of capital.

Forward-looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause actual results to differ materially from the forward-looking statements. These risks and uncertainties may include those discussed under the heading “Risk Factors.” We operate in a changing environment in which new risk factors can emerge from time to time. It is not possible for management to predict all possible risks, nor can it assess the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on forward-looking statements.

USE OF PROCEEDS

All of the shares of Class A common stock offered by this prospectus are being sold by the selling stockholders. We will not receive any proceeds from the sale of Class A common stock in this offering.

DIVIDEND POLICY

At present, we do not pay regular dividends on our Class A common stock. We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. We currently intend that the regular quarterly dividends expected to be declared in 2006 will be in an aggregate amount not less than the aggregate amount of the proceeds received from the sale of any new Class B-2 memberships in fiscal year 2005, net of success bonuses that we may pay in connection with the completion of the sales and taxes we will pay on the proceeds. As of the date of this prospectus, we have sold three Class B-2 memberships in 2005 for $1.5 million each for which we have not paid a dividend. We have 14 unsold Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the sale of such Class B-2 memberships and cannot assure that any such sales will occur.

Any payments of cash dividends in the future will be at the discretion of our board of directors, and the amount of any dividends we pay, if any, may vary from period to period. Our board of directors may take into account such matters as general business conditions, our financial results, capital requirements, contractual restrictions, and other factors our board of directors may deem relevant. Our board of directors’ ability to declare a dividend is also subject to limits imposed by the DGCL and the SEC. Our rules require that any revenue we receive from regulatory fees or regulatory penalties be segregated, not be used to pay dividends to the holders of our Class A common stock and instead be applied solely to fund our legal, regulatory and surveillance operations. The amounts of such regulatory fees and penalties have not been material to date.

There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus.

PRICE RANGE OF OUR CLASS A COMMON STOCK

Our Class A common stock began trading on NYSE under the symbol “ISE” on March 9, 2005. The following table sets forth, for the periods shown, the high and low per share sales prices for our Class A common stock as reported on the NYSE.

	Price Range of Class A Common Stock
Period	High	Low
2005
First Quarter (beginning March 9, 2005)	$31.69	$25.31
Second Quarter	$28.24	$19.71
Third Quarter	$26.00	$20.55
Fourth Quarter (through December 7, 2005)	$33.44	$21.63

As of December 7, 2005, there were approximately 130 holders of record of our Class A common stock. The last reported sale price of our Class A common stock on NYSE on December 7, 2005 was $30.36 per share.

CAPITALIZATION

The following table sets forth our actual cash and cash equivalents and capitalization as of September 30, 2005 and on an as adjusted basis to reflect the exercise of 353,314 options on our Class A common stock which will be exercised by management in connection with this offering with an exercise price of $1.39. The outstanding share information excludes:

•	4,238,534 shares of our Class A common stock issuable upon the exercise of options outstanding as of September 30, 2005 with a weighted average exercise price of $3.71;

•	649,583 shares of restricted Class A common stock granted to our employees under our Omnibus Stock Plan;

•	3,095,672 shares of Class A common stock available for future grants under our Omnibus Stock Plan and 2002 Stock Option Plan; and

•	1,350,000 shares of Class A common stock reserved under our Stock Purchase Plan.

You should read this table in conjunction with “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

Our capitalization will not change as a result of this offering, because we are not issuing or selling shares in the offering, and we will not receive any proceeds from the sale of shares by the selling stockholders.

	September 30, 2005
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents (1)	$155,120	$155,611

Stockholders’ equity:
Class A common stock, $0.01 par value, 150,000,000 shares authorized, 36,745,115 issued and outstanding	367	370
Additional paid-in capital	130,987	131,373
Retained earnings	37,783	37,783
Accumulated other comprehensive loss	(65)	(65)

Total stockholders’ equity	169,072	169,461

Total capitalization	$169,072	$169,461

(1)	Included in cash and cash equivalents is $5,240 related to the payment for order flow program as of September 30, 2005.

SELECTED FINANCIAL AND OPERATING DATA

The table set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 2002, 2003 and 2004 set forth below was derived from our audited financial statements and related notes included elsewhere in this prospectus. The financial information as of and for the years ended December 31, 2000 and 2001 set forth below was derived from our audited financial statements and notes that are not included in this prospectus. The consolidated financial statements as of and for the years 2002, 2003 and 2004 have been audited by Ernst & Young LLP, an independent registered public accounting firm. The financial information for the nine months ended September 30, 2004 and 2005 and as of September 30, 2005 set forth below was derived from our unaudited financial statements and related notes included elsewhere in this prospectus. The historical financial information may not be indicative of our future performance. The results for interim periods are not necessarily indicative of results to be expected for a full year. You should read the information set forth below together with the other information presented in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)	(unaudited)
	(in thousands, except per share data)
Statement of Income Data:
Revenues
Transaction fees	$2,690	$24,430	$48,233	$64,846	$83,081	$60,404	$73,195
Other member fees	4,497	13,420	14,496	19,042	22,875	16,567	16,105
Market data	795	4,743	9,000	13,221	17,211	12,605	13,779
Other	195	1,028	1,676	3,400	2,206	974	2,668

Total revenues	8,177	43,621	73,405	100,509	125,373	90,550	105,747

Expenses
Compensation and benefits	11,591	16,479	18,545	25,776	33,507	22,887	27,426
Technology and communication	12,657	22,881	20,706	20,684	16,266	11,769	10,235
Occupancy	2,226	2,679	3,398	3,662	4,026	2,909	3,327
Professional fees	3,622	3,355	2,348	3,657	4,048	2,397	4,512
Marketing and business development	272	1,155	3,365	5,560	3,685	2,555	2,836
Depreciation and amortization	1,434	3,143	2,048	1,402	3,980	2,476	4,528
Other	1,242	2,334	3,327	3,808	6,044	4,311	6,287
Reorganization (1)	—	—	16,083	—	2,107	1,548	203

Total expenses	33,044	52,026	69,820	64,549	73,663	50,852	59,354

Income before income taxes	(24,867)	(8,405)	3,585	35,960	51,710	39,698	46,393
Provision for income taxes (2)	—	—	2,767	15,754	25,547	19,589	21,006

Net income	$(24,867)	$(8,405)	$818	$20,206	$26,163	$20,109	$25,387

Cash dividend per common share	—	—	—	$0.28	$0.34	$0.34	$0.37

Earnings per share: (2)
Basic	$—	$—	$0.04	$0.63	$0.81	$0.63	$0.71
Diluted	—	—	$0.04	$0.60	$0.77	$0.59	$0.68
Weighted average number of shares outstanding: (2)
Basic	—	—	21,573	32,139	32,139	32,139	35,527
Diluted	—	—	22,112	33,421	33,921	33,921	37,574

(1)	In April 2002, we commenced a reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, cancelled a revenue sharing arrangement, and created a stock option plan. In 2004, we initiated a plan to reorganize into a holding company structure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Reorganizations and Offering Costs.”
(2)	We were a New York limited liability company (International Securities Exchange LLC) from the date of our inception until our demutualization on April 30, 2002 and as such, did not have any common stock outstanding. During that period, all income and loss was attributed to our limited liability company members. From May 1, 2002 to date, we have been a Delaware corporation responsible for the payment of all federal and state corporate income taxes.

	Year Ended December 31,					Nine Months Ended September 30, 2005
	2000	2001	2002	2003	2004
						(unaudited)
	(in thousands)
Statement of Financial Condition Data:
Cash and cash equivalents(1)	$3,267	$15,237	$48,182	$65,687	$44,847	$155,120
Total assets	23,005	36,131	78,171	133,943	177,579	264,030
Total liabilities	5,562	26,093	23,279	67,623	96,120	94,958
Total stockholders’ equity	17,443	10,038	54,892	66,320	81,459	169,072

(1)	Included in cash and cash equivalents is $8,454, $6,782, $7,213, $6,071 and $5,240 related to the payment for order flow program and $1,590, $2,267, $519, $0 and $0 for our marketing fund as of December 31, 2001, 2002, 2003 and 2004 and September 30, 2005, respectively.

	Year Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
Trading Statistics:(1)
Equity Options
Total U.S. industry average daily equity options contracts traded (in thousands)	2,670	2,914	2,817	3,295	4,300	4,164	5,115
Our average daily equity options contracts traded (in thousands)	50	264	605	972	1,432	1,378	1,672
Our market share of equity options contracts traded	1.9%	9.0%	21.5%	29.5%	33.3%	33.1%	32.7%

Index Options(2)
Total U.S. industry index options traded (in thousands)	211	234	279	307	390	379	509
Our index options traded (in thousands)	—	—	—	—	—	—	16
Our market share of index options traded	—	—	—	—	—	—	3.1%

(1)	Source: OCC; in February 2000, we received SEC approval to become an exchange and in May 2000, we formally commenced trading.
(2)	We began to actively market our index trading intiative in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.”

Overview

We are a fully electronic securities exchange. Our exchange provides a trading platform in listed equity and index options and related services that are designed to improve the market for options and the speed and quality of trade execution for our members.

On March 14, 2005, we completed our initial public offering, in which we sold 4,602,115 shares and certain of our stockholders sold 6,954,590 shares of our Class A common stock at $18.00 per share. The proceeds to us, less commissions and other direct selling expenses, were $70.7 million.

Our business has grown substantially since we began operations in May 2000. Our revenues have grown from $43.6 million in 2001 to $125.4 million in 2004 and $105.7 million in the first nine months of 2005, primarily due to increases in our volumes. We attribute this increased volume to our innovative market structure, lower transaction fees to our members, a higher level of customer service and increased overall industry contract trading volumes. Our net income has grown from a loss of $24.9 million in 2000 to income of $26.2 million in 2004 and $25.4 million in the first nine months of 2005.

Our business is impacted by macroeconomic factors impacting the U.S. economy as well as factors specific to the securities industry.

Securities Industry Business Environment

Over the past 10 years, the volume of trading in the major stock markets has grown dramatically. Average daily trading volume in NYSE-listed and Nasdaq-quoted securities increased at a compound annual rate of 19% from 148 billion shares to 821 billion shares between 1994 and 2004. This increase was due to a number of factors, including strong economic conditions, increased issuances of equity securities in the United States, record high returns in U.S. equity markets, self-directed individual investing, technological innovation, including the emergence of the Internet and market acceptance of electronic brokers that reduced transaction costs and further stimulated trading activity. As a result, the major U.S. securities markets and indexes experienced strong and rapid growth which helped fuel an increase in trading volumes. Beginning in 2000, the markets experienced severe declines resulting from the collapse of equity prices for Internet and technology-related stocks, a weak and uncertain economic climate, declines in overall market capitalization, geopolitical turmoil and corporate and accounting concerns; however, volumes continued to increase, but at a slower rate than in the past. Some of these factors continue to influence the current economic environment. Beginning in the second half of 2003, the economy began a recovery as reflected in improved corporate earnings, higher equity prices, industry-wide announcements of mergers and acquisitions and increased equity underwritings, but trading volumes decreased. The market continued its recovery through 2004 and into 2005 and overall trading volumes increased from 2003 levels.

The Options Industry Business Environment

Within the U.S. options industry, contract trading volume of equity options increased at a compound annual rate of 22% from 149.9 million contracts to 1.1 billion contracts between 1994 and 2004. We believe this robust growth in contract trading volumes is primarily attributable to increased trading activity by institutional and retail investors, ongoing deployment of technology within the options industry, increasing public familiarity with options trading and beneficial changes to the market structure and enhanced competition levels within the industry largely as a result of our launch in 2000. This strong growth continued through 2005 with seasonal fluctuations, and we believe the exchange-traded options industry will continue to grow.

Our Current Business Environment

The options industry continues to operate in an increasingly competitive environment. Industry average daily equity options volume increased 22.8% from 4.2 million contracts for the first nine months of 2004 to 5.1 million contracts for the comparable period in 2005, and industry average daily index option volume increased 34.3% from 379,000 to 509,000 over the same period. Our average daily equity options volume increased 21.3% from 1.4 million to 1.7 million over the same period; however, our market share decreased to 32.7% from 33.1%. Our average daily index volume was 16,000 in the first nine months of 2005. We began to actively market our index trading initiative in 2005. Prior to 2005, our trading volumes in index options were negligible.

On October 25, 2005, OCC announced that the total number of equity and index options traded for the year reached 1,184,267,123 contracts, passing the annual volume record of 1,182,040,096 contracts in 2004, an increase of 26.3% for the comparable period in 2004.

Competitive Landscape

We currently face increased competition from the five other options exchanges now operating in the United States: CBOE, AMEX, PHLX and PCX, collectively referred to as the traditional floor-based exchanges, and BOX. The traditional floor-based exchanges are continuing to make important changes in their operations that threaten to curb the growth of, or reduce, our trading volume. In addition, as all of the traditional floor-based exchanges introduce electronic trading capabilities to operate in tandem with their trading floors, certain qualities of our market are becoming more common at other options exchanges. For example, the bid/ask spreads of other exchanges, with the exception of AMEX, are now similar to the narrow bid/ask spreads of our exchange. As other options exchanges improve their market quality to reflect ours, commoditization of electronic trading in the options industry may begin, which could lead to an increase in price competition.

In the summer of 2005, Merrill Lynch & Co., Citadel Investment Group, LLC, Morgan Stanley & Co. Incorporated, UBS Securities LLC, Credit Suisse First Boston LLC and Citigroup Derivative Markets Inc. acquired in the aggregate an almost 50% equity stake in PHLX with provisions that allow for each firm to obtain additional equity stakes based on specific performance criteria. These firms have made substantial investments, directly or through an affiliate, in memberships on ISE and own less than 1% of our outstanding common stock, except for Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, which owns more than 5% as of September 30, 2005. For the nine months ended September 30, 2005, Citadel Investment Group, LLC accounted for 13.4% of our transaction fee revenue while the other firms each accounted for less than 10%. At this time, it is unclear what effect, if any, the investments in PHLX will ultimately have on us.

In September 2005, the SEC approved BSE’s proposal to enable it to transfer a portion of its ownership interest in BOX, resulting in BSE ownership of less than 20%. We do not know at this time what effect, if any, the consummation of this transfer would have on the competitive landscape of the options industry.

There have also been several recent announcements of mergers and acquisitions in the securities marketplace:

•	On January 3, 2005, Archipelago Holdings, Inc., the parent company of ArcaEx, announced that it had entered into a definitive agreement to acquire PCX Holdings, Inc., parent company of PCX. Archipelago Holdings, Inc. completed its acquisition on September 26, 2005.

•	On April 20, 2005, NYSE and ArcaEx announced they had entered into a definitive merger agreement that will lead to the combined entity, NYSE Group, Inc., becoming a publicly-held company. NYSE will enter our markets upon completing its acquisition of ArcaEx.

•	On April 22, 2005, The Nasdaq Stock Market, Inc. announced it had entered into a definitive agreement to effectively acquire Instinet Group Incorporated’s subsidiary, INET ECN.

The consummation of these mergers and acquisitions are all subject to certain conditions, including SEC approval. Based upon these recent announcements, there has been speculation in the marketplace about increased mergers or consolidation of the remaining exchanges across all product lines in order to remain competitive. At this time, it is unclear what effect, if any, these mergers and acquisitions will ultimately have upon the competitive landscape of the options industry if exchanges become part of larger, well-capitalized organizations.

Our Trading Volumes and Market Share

Our ADV of equity options has grown significantly. However, we have experienced seasonal fluctuations in our volumes on a quarterly basis. While our trading volumes have generally been increasing, over the same time period our market share has been decreasing. The following chart depicts our ADV of equity options and our market share since 2004 on a quarterly basis:

	Q1-04	Q2-04	Q3-04	Q4-04	Q1-05	Q2-05	Q3-05
Industry equity options ADV (in thousands)	4,697	4,062	3,747	4,699	5,223	4,923	5,203
Our equity options ADV (in thousands)	1,485	1,360	1,290	1,590	1,727	1,598	1,694
Our equity options market share	31.6%	33.5%	34.4%	33.8%	33.1%	32.5%	32.6%

While we do monitor our market share, we do not believe it is the primary indicator of the health of our business relative to absolute volume growth, which is what drives our revenues. Our market share can be negatively impacted by the execution of large crossing transactions on the floor-based exchanges, which attract trades through fee caps and market structures that allow greater control of executions in a non-anonymous environment. We believe profitable market share growth comes through the introduction of innovative functionality and new products. We continue to believe our strategy will support this growth. See “Business—Our Growth Strategy.”

Our Index Initiative

We have expanded our offerings and beginning in 2003, we implemented the technological and regulatory foundation to trade index options. In 2005, we began to actively market our index trading initiative which includes both proprietary and licensed indexes. Prior to 2005, our volume in index options trading was minimal. We currently have listed options on 19 indexes. The following chart reflects the growth in our index options volume in 2005:

	Q1-05	Q2-05	Q3-05
Industry index options ADV (in thousands)	477	516	531
Our index options ADV (in thousands)	5	18	23
Our index options market share	1.1%	3.6%	4.2%

The following are the key index options that have been approved or listed:

•	In August 2003, we obtained licenses to list options on four indexes associated with NYSE: NYSE US 100 Index®, NYSE International 100 Index®, NYSE World Leaders Index® and NYSE TMT Index®, and our members expect to begin trading some of these indexes in 2006, based on market conditions.

•	In November 2004, we obtained licenses to list options on Mini FTSE 100®, Micro FTSE 100®, Mini FTSE 250® and Micro FTSE 250® and are awaiting SEC approval to enable our members to trade these products.

•	In February 2005, we listed options on NASDAQ-100® and Mini NASDAQ-100® and our members began trading options on these indexes.

•	In May 2005, we listed options on Russell 1000® Index, Russell 2000® Index and Mini-Russell 2000® Index. Previously, options on the Russell family of indexes were exclusively listed on CBOE.

The following is a list of key proprietary index options we have listed:

•	In June 2005, we launched options on five proprietary sector indexes: ISE Gold™, ISE Semiconductors™, ISE-CCM Homeland Security™, ISE Oil and Gas Services™ and ISE Homebuilders™.

•	In July 2005, we expanded our sector index offering with the launch of ISE SINdex™ Index, ISE Bio-Pharmaceuticals™ Index and ISE U.S. Regional Banks™ Index.

•	In July 2005, we launched our first broad based proprietary indexes including ISE 50™ Index, ISE 100® Index and ISE 250™ Index.

We have begun charging for non-broker-dealer customer orders in index options, which we currently generally do not do for equity options. To date, revenues generated from index options have not been material and we do not expect such revenues to be material in the near future.

Trading in Penny Increments

The listed equity and index options markets currently quote in 5- and 10-cent increments. There continues to be discussion by industry observers of the possibility of migrating options to quote and trade in penny increments as they currently do in the equities marketplace. There have been increasing actions to support these observations — if not quoting in pennies, then at least allowing trading in pennies. For example, BOX in 2004 and ISE in 2005 introduced functionality that allows broker-dealers to trade orders in pennies as long as the price improves upon the NBBO. AMEX has a pending proposal with the SEC that would allow its members to trade in penny increments in certain circumstances. PCX announced in June 2005 its intention to seek approval from the SEC to begin quoting and trading all listed options in penny increments. We also continue to contemplate adding functionality that would allow additional trading in pennies.

Trading in penny increments might benefit investors with small orders because they might receive more favorable prices; however, penny trading may also lead to decreased liquidity for large size orders and decreased market makers’ profitability. Decreased market makers’ profitability could lead to pricing pressures on exchanges. Additionally, penny trading could lead to increased costs across the industry to upgrade broker- dealer, exchange and market data provider systems to handle increased quote traffic. Overall, we believe moving to penny increments for all quotes and trades could have a negative effect on the options industry and our business.

Litigation

On January 5, 2005, we announced our plans to list options on SPDRs®, an ETF commonly referred to as “Spiders.” Subsequent to our announcement, McGraw-Hill, the parent company of Standard & Poor’s, obtained a temporary restraining order barring us from listing options on SPDRs® without a license. We then entered into a provisional 90-day license agreement with McGraw-Hill authorizing us to list options on SPDRs® and we, along with the other options exchanges, listed SPDRs® on January 10, 2005. Effective as of January 10, 2005, we became party to a definitive five-year license agreement with McGraw-Hill authorizing us to list options on SPDRs®. In May 2005, we announced our plans to list options on DIAMONDS®, another ETF. Subsequent to our announcement, Dow Jones obtained a temporary restraining order barring us from listing options on DIAMONDS® without a license. However, unlike SPDRs®, we did not enter into a license agreement with Dow Jones authorizing us to list options on DIAMONDS® during the litigation. The SDPRs® and DIAMONDS® litigation were consolidated into one matter, by court order. On September 1, 2005, the court issued an opinion and order granting our motion to dismiss McGraw-Hill’s complaint and denying Dow Jones’ motion for a preliminary injunction. On September 1, 2005 we listed options on DIAMONDS®. On September 6, 2005, we entered into a stipulation of dismissal with Dow Jones pursuant to which Dow Jones’ complaint was also dismissed in its entirety with prejudice. Dow Jones and McGraw-Hill have each filed an appeal with the U.S. Court of Appeals for the Second Circuit. If, at the conclusion of the litigation, including the exhaustion of all appeals, it is concluded that no license from McGraw-Hill is required by us in connection with the creation, listing, trading, clearing, marketing and promotion of SPDR® options, McGraw-Hill has agreed to refund to us all license fees paid pursuant to the provisional and definitive licenses, with interest. See “Business—Legal and Administrative Proceedings.”

After our announcement to list our ISE Gold™ Index, PHLX sought and received a temporary restraining order barring us from listing options on our ISE Gold™ Index based on alleged misappropriation of intellectual property. The court subsequently declined to extend the temporary restraining order, and we are currently listing options on our ISE Gold™ Index. PHLX and ISE have determined to cease pursuing the claims and counterclaims they have filed against each other relating to PHLX’s gold and silver sector index and ISE’s gold sector index. Accordingly, the parties have dismissed all claims and counter-claims with prejudice.

We have incurred additional legal costs of $0.7 million in 2005 related to this litigation and the McGraw-Hill and Dow Jones litigation matters described above. These litigations may continue; however, the revenues we generated from trading these options, collectively, has more than offset the litigation costs we have incurred.

Our Reorganizations and Offering Costs

In April 2002, we commenced a strategic reorganization plan. Under this plan, we made a capital distribution, changed our organizational structure, raised additional capital, canceled a revenue sharing arrangement and created a stock option plan. Excluding the capital distribution referred to below, we incurred a charge of $16.1 million in 2002 in connection with this reorganization. The following steps were performed in chronological order:

•	We recorded a capital distribution of $1.7 million to our limited liability company investors to allow them to pay tax on income from us in accordance with our limited liability company agreement. This distribution was made in March 2003 and was calculated assuming an effective income tax rate of approximately 45%.

•	We completed a demutualization, converting our limited liability company members’ interests, which represented both equity interests and trading rights, into Class A common stock (equity interests) and Class B memberships (trading rights). This allowed our limited liability company members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. The conversion created shares of Class A common stock, which represent equity and voting rights. We also created Class B-1, Class B-2 and Class B-3 memberships, which represent the right to trade on our exchange and limited voting rights. Our Class B-1, Class B-2 and Class B-3 memberships do not convey any equity interests. We incurred fees of $1.0 million related to the demutualization.

•	We converted from a New York limited liability company to a Delaware corporation.

•	We raised net proceeds of $24.7 million from existing investors through the issuance of Class A common stock to them.

•	We issued Class A common stock to the then-current owners of Exchange Technology Corporation, or ETC, an affiliate of ours, for purposes of canceling a revenue sharing agreement. Under this agreement, we had agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indexes are traded, through ETC. We incurred a charge of $5.6 million related to the cancellation of this agreement. See “History of Significant Corporate Transactions—The Private Placement and Cancellation of ETC Agreement.”

•	As part of our reorganization, we created a stock option plan and issued options on our Class A common stock to our officers and certain directors, as well as certain employees of ETC. These options were issued with an exercise price significantly less than the estimated fair market value of the underlying shares of Class A common stock on the date of grant in order to recognize that equity awards could not have been granted when we were originally formed as a limited liability company. In addition, we granted the majority of the options authorized by our board of directors at the time of the 2002 reorganization with a vesting provision retroactive to each officer’s date of hire as opposed to a vesting start date of the option grant. Accordingly, we incurred a charge of $9.5 million.

In 2004, in connection with our initial public offering, we initiated a plan to reorganize into a holding company structure. As a part of this, we obtained a favorable private letter ruling from the IRS relating to the tax treatment of the reorganization. The ruling from the IRS provides comfort that the reorganization qualifies as a tax-free reorganization within the meaning of the Code. We incurred professional fees of $2.1 million in 2004 and $0.2 million in the first nine months of 2005 related to this reorganization and expect to incur additional charges as we complete our holding company structure. See “Proposed Reorganization.”

The holders of all shares of Class A common stock outstanding prior to our initial public offering are parties to a Stockholders Agreement. In accordance with this agreement, we will bear all expenses incurred in connection with the registration of their shares of Class A common stock, for up to two such registrations per calendar year, other than underwriting discounts and commissions and transfer taxes whether or not such registration becomes effective, subject to certain specified exceptions. We have incurred $0.3 million of expenses during the first nine months of 2005 related to this offering and expect to incur additional costs in the future.

Sale of Class B-2 Memberships

During 2003, 2004 and the first nine months of 2005, we sold 30, 13 and 3 Class B-2 memberships, respectively, and all 46 were sold for $1.5 million each. The purchase price of certain Class B-2 memberships sold in 2003 was paid in full on the purchase date, while the purchase price for all others is payable in annual installments. However, each related purchase agreement grants immediate Class B-2 memberships upon consummation of the agreement. We paid a dividend to our Class A stockholders prior to our initial public offering for the net proceeds we are to receive under the installment plan as well as the sale of additional memberships. We have not distributed any net proceeds from sales in 2005.

We currently recognize revenue from the sale of Class B-2 memberships over an estimated useful life of 14 years on a straight line basis. In 2003 and 2004, we recognized related revenue of $2.1 million and $4.0 million, respectively.

OMX

All of our market participants have their orders matched using exchange trading technology developed for our exchange by us in collaboration with OMX. OMX specializes in developing electronic exchanges and has delivered electronic trading systems to a number of international exchanges and clearing houses. Our central exchange system is an enhanced version of OMX’s standard trading software platform, modified to include functionality we designed to accommodate the complexities of options trading strategies and U.S. securities regulations.

We currently have two main contracts with OMX—a DLA and Support Agreement:

•	DLA—Under the DLA, OMX granted us a license to use its exchange software and trading application. In September 2003, we expanded the scope of the DLA to grant us a broadened license for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. We agreed to pay OMX a fee based on each contract we traded in exchange for the original license. We paid a fixed amount for the broadened license. In June 2004, we renegotiated our DLA and agreed to pay OMX $27.7 million to eliminate the fee per contract of which $21.3 million was paid in October 2004, with the remainder to be paid over the next seven years. We have capitalized this obligation, amortizing it over an estimated life of seven years, and recorded a related liability.

•	Support Agreement—Under this agreement, OMX is obligated to provide us with customer service and support with respect to our use and operation of the software that OMX licensed and adapted pursuant to the DLA. OMX is further obligated to develop and deliver releases or enhancements to such software. The support agreement is in force for the next six years. We have agreed to pay OMX a minimum of $10.0 million over the next six years for this support.

Seasonality

In the securities trading industry, quarterly revenue fluctuations are common and are due primarily to variations in trading volumes. We believe we experience increased levels of trading activity in the first and fourth quarters, and decreased levels of trading activity in the second and third quarters. To date, these seasonal trends may have been masked by the significant quarter over quarter growth in our trading volumes and operating results. As a result of this and other factors described elsewhere in this prospectus, period-to-period comparisons of our revenues and operating results are not necessarily meaningful, and the results of any quarter are not necessarily indicative of results of any future period. For a discussion of our quarterly operating results for the twelve most recent fiscal quarters, see “—Quarterly Results.”

Sources of Revenues and Related Business Trends

Our revenues are derived primarily from transaction fees, other member fees, market data fees and other revenues:

Transaction Fees

Transaction fees have accounted for, and continue to account for, a majority of our revenues. Transaction fees consist of fees we charge to our members for execution and comparison of trades as well as surcharges for trading licensed products and are recorded as transactions occur on a trade-date basis. We generally charge transaction fees on each side of a buy or sell transaction, or on a per-side basis.

The transaction fee varies based upon the overall contract trading volume on our exchange. As our ADV rises above certain levels, the transaction fee for all of our members is reduced. Therefore, as our volumes have increased, this fee has decreased from $0.22 per side in 2002 to $0.18 in 2004. For the first nine months of 2005, this fee was $0.15; however, beginning in October 2005, this fee decreased to $0.14.

Based on our current fee structure, our transaction fee will change when our monthly ADV reaches the following thresholds:

Monthly ADV (in thousands)	Transaction Fee
1,045 - 1,343	$0.19
1,343 - 1,880	$0.18
1,880 - 3,133	$0.17
3,133 - 9,400	$0.16
Greater than 9,400	$0.15

At times, we have reduced or waived certain fees for a period of time in order to attract specific segments of the options trading business, to promote specific products or to address competitive pricing pressures in the marketplace. For example, we have not charged and do not currently charge our members for executing non-broker-dealer customer orders on our exchange except for options on our premium products. This has amounted to waivers of $6.9 million in 2002, $12.8 million in 2003, $21.6 million in 2004 and $19.7 million for the first nine months of 2005. Non-broker-dealer customer orders are transactions submitted on behalf of a member’s customer as opposed to firm proprietary orders, which members submit on behalf of their own trading business. Non-broker-dealer customer orders comprised 31.5% of our total sides in 2002, 35.7% in 2003, 39.1% in 2004 and 41.6% in the first nine months of 2005, and we believe this increasing trend will continue. Therefore, generally, increases in our non-broker-dealer customer orders reduce our average revenue per side. However, any reductions or waivers of fees may be ended at any time. We expect our non-broker-dealer customer orders to level off and remain in the 40% range. In addition, we intend to submit a rule filing with the SEC pursuant to Section 19(b)(3)(A) of the Exchange Act to change our firm proprietary execution fee to a fixed rate of $0.15 per side from a trading volume-based rate, which is currently $0.14 per side. Such rule changes are effective upon filing, although the SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.

We expect our transaction fee revenues will continue to constitute the largest percentage of our total revenues and continue to fluctuate significantly based upon trading volumes, pricing changes and trading mix of market maker, firm proprietary and non-broker-dealer customer sides. We continually examine our fee structure in light of competitive changes in the marketplace. We continue to evaluate our product pricing and may make further reductions or waivers of fees, which may negatively affect our revenues. Since the contract trading volume of options is largely based upon the equity security underlying the options contract, our transaction fee revenues may be impacted by fluctuations in the overall volumes and volatility in the markets and in the underlying stock’s trading volume. Also, our transaction fee revenues may be impacted by volatility of the overall contract trading volumes and volatility of the U.S. exchange-listed and over-the-counter stock markets.

Efficiencies have enabled us to charge transaction fees that are among the lowest in the industry. We believe that our position as a market leader in establishing low transaction fees currently provides us with a significant advantage relative to our competitors and, based on our volume-based transaction fee schedule, will continue to provide such advantages even as we reduce our fees at higher contract trading volumes.

Other Member Fees

Other member fees represent:

•	Fees for connectivity and access to our exchange;

•	Revenue from the sale of Class B-2 memberships, including imputed interest from installment sales;

•	Fees for use of our communications network, equipment and trading software; and

•	Regulatory and administrative fees.

Access and regulatory and administrative fees are primarily affected by the number of participants that become members of our exchange. Connectivity fees vary based on the number of users logging into our trading system from our members. Communication, equipment and software fees vary based on capacity requirements that are dictated by the number of quotes, or orders, and related updates that members submit to our trading system as well as the communication method chosen by the member.

Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis. Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis to cover our costs for surveillance systems and staff and recognized over a twelve- month period. Deferred revenue from the sale of Class B-2 memberships is recognized over 14 years.

During 2003, we sold 30 Class B-2 memberships; during 2004, we sold 13; and during the nine months ended September 30, 2005, we sold three. These memberships give the purchasers the right to act as CMMs, as well as certain other privileges on our exchange. We recognize revenue from these sales over 14 years on a straight line basis. These Class B-2 memberships were sold for $1.5 million per Class B-2 membership pursuant to separate purchase agreements. For Class B memberships sold on an installment basis, we record imputed interest at a rate of 5.28% over the term of the installment sale. To the extent installments are paid earlier than scheduled, we will be required to accelerate the remaining unamortized discount or interest, which may substantially increase our revenue reported in that period. In addition, we anticipate selling all of the remaining unsold 14 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of such Class B-2 memberships and cannot assure any such sales will occur.

We expect our other member fees to fluctuate based upon the number of members on our exchange, communication technology changes and the sale of our remaining 14 Class B-2 memberships.

Market Data Fees

Market data fees represent the sale of our transaction information, often referred to as market data, through OPRA. Revenue is recorded as transactions occur on a trade-date basis. OPRA gathers market data from various options exchanges and, in turn, sells this market data to third parties. As a participant exchange, we sit on a committee with other participant exchanges that administers the Options Price Reporting Authority Plan, or the Plan. Revenue generated by OPRA from the sale of market data is shared among OPRA’s participants according to the relative number of trades executed by each of the participant exchanges. A trade consists of a single transaction, but may consist of several contracts. Each participant exchange’s share of market data revenue generated by OPRA is calculated on a per trade basis and is not based on the underlying number of contracts. We expect our market data revenues to continue to fluctuate based upon trading volumes and OPRA’s profitability. In addition, if the options markets begin quoting in penny increments, we would expect OPRA to have increased costs for upgrading the capacity of its systems which may reduce our market data revenues.

Other Revenues

Other revenue is comprised primarily of:

•	Revenue associated with our marketing fund program. We make payments for discretionary business development activities to attract order flow to our exchange. Under this program, we assessed fees to our market makers until July 2002, when we discontinued the assessment of such fees. From July 2002 through July 2004, when the program formally ended, we distributed all the amounts remaining from those fees under general rules and guidelines established by the market makers, at our discretion. Accordingly, we reflected the assessments and payments on a gross basis where marketing fund revenues we recognized were offset dollar-for-dollar by expenses that we recognized and that were associated with payments we made from this fund.

•	Interest income generated from short-term money market accounts and investments of our excess cash in U.S. Treasuries.

•	Realized and unrealized gains and losses from our securities that are mutual funds associated with our long-term incentive compensation plan. Changes in the value of these securities for the vested portion of the plan are offset dollar-for-dollar by expenses or credits to our compensation and benefits expense. We are at risk for changes in the value of the unvested portion of the plan.

Components of Expenses and Related Business Trends

Compensation and Benefits

Employee compensation and benefits expense includes salaries, incentive compensation, stock-based compensation and related employee benefits and taxes. Salaries, incentive and stock-based compensation account for the majority of our compensation and benefits expense. Virtually all of our employees receive annual incentive compensation and prior to our initial public offering, participated in our long-term performance-based profit-sharing plan, both of which are based on our overall operating results as well as their individual performance. As a result, a portion of this expense fluctuates based on our operating results. After our initial public offering, we replaced our profit sharing plan with a stock-based plan, which will likely result in higher expenses than our previous plan. In addition, we granted a one-time restricted stock award to all our employees in connection with our initial public offering. We expect to incur stock-based compensation costs of approximately $4.8 million in 2005, which includes $0.9 million for options expense and $3.9 million for restricted stock we granted to our employees as part of year-end compensation and in connection with our initial public offering.

Technology and Communication

Technology and communication expense consists primarily of costs associated with maintenance of and enhancements to our central trading system, network connections to our members, our office communication and software and equipment expenses. Costs associated with our central trading system account for the majority of this expense and are comprised of a licensing fee based upon usage and maintenance of software from OMX. We license our central trading system from OMX under a multi-year contractual relationship and, prior to June 30, 2004, paid a fee per each transaction executed on our exchange. As a result of the renegotiation of our DLA with OMX, our software amortization will increase with a corresponding decrease in technology and communications expense. We also pay for costs for enhancements and maintenance of the system. In June 2004, we renegotiated and eliminated the per transaction fee with OMX and replaced it with a fixed fee. Technology and communication expense generally fluctuates based upon long-term trends in our business activity. Certain elements of this expense, which we incur in anticipation of certain transaction volume levels, have both a fixed and variable nature. Once we incur these expenses initially, we may not incur them going forward on a recurring, annual basis. As a result of the importance of our systems to the viability of our business, we continue to invest heavily in areas such as system capacity and reliability, increased functionality and performance and security. We also must modify our systems from time to time to comply with various regulatory requirements and competitive responses. The expenses we incur for these modifications may vary substantially from period to period. We anticipate technology and communication expense to fluctuate with increases in volumes and trading system enhancements as well as technology changes in the industry. In addition, if the options markets begin quoting in penny increments, we would expect to have increased costs for upgrading the capacity of our systems.

Occupancy

Occupancy costs consist primarily of rent, maintenance and utilities for offices and facilities for our corporate headquarters in downtown New York City and our back-up facilities located in Jersey City, New Jersey. A portion of our primary lease in New York City expires in 2015, and another portion expires in 2009. We continually review our occupancy needs in light of our headcount growth as well as factors that affect our computer operations and disaster recovery needs. We anticipate higher occupancy costs in the future to support our growth, computer operations and disaster recovery needs. In addition, we would need additional space for our computer operations if the options market began quoting in penny increments.

Professional Fees

Professional fees consist of technology consulting, legal, regulatory and accounting fees. These expenses fluctuate as a result of changes in our requirements for major undertakings that require the use of professional services. Professional fees are generally discretionary in nature; however there are fixed components. As an SRO, we are required to regulate our members and as such, we employ the services of NASD, to perform certain of these functions. Furthermore, certain expenses, such as those related to new business initiatives or litigation, may fluctuate from year to year. Also, as a result of becoming a public company, we have incurred higher legal and audit fees.

Marketing and Business Development

Marketing and business development expense consists of advertising, public relations and product promotion campaigns that are initiated to promote brand awareness as well as existing and new products and services. This expense also includes seminar, conference and convention expenses related to trade shows and other industry events. These expenses may vary based upon management’s discretion. Also included are expenses we recognize under our marketing fund program. As discussed in “—Sources of Revenues—Other Revenues” above, marketing fund expenses are offset dollar-for-dollar by revenues we recognize that are associated with payments we make from this fund. As marketing and business development expenses are discretionary in nature, we expect them to fluctuate based upon the branding needs of our business, new business initiatives such as our index business, and our overall financial results.

Depreciation and Amortization

Depreciation and amortization expense results primarily from the amortization of software licenses and leasehold improvements, as well as depreciation of the fixed assets we purchase. We expect to incur additional software amortization expense related to capitalizable enhancements of our trading system in order to remain competitive. In addition, our leasehold improvements amortization may increase as we review our office space and computer operations requirements as well as our disaster recovery needs. As a result of the renegotiation of our DLA with OMX, our software amortization will increase with a corresponding decrease in technology and communications expense.

Other Expenses

Other expenses are primarily driven by our trading volumes in licensed products and consist primarily of licensing fees we pay for our members to trade options on ETFs and indexes. Other expenses also include board of directors expenses, travel and entertainment related costs, general office expenses and liability insurance premiums. Licensing fees are offset by surcharges we charge members for trading licensed products, which are included in transaction fee revenues. We expect other expenses to increase as we increase our trading of licensed products.

Provision for Income Taxes

Provision for income taxes is based on the application of prevailing federal, state and local tax rates. The difference between our effective tax rate and the statutory tax rate may vary from period to period, but primarily results from state and local taxes and the effect of certain non-deductible expenses. Prior to our 2002 reorganization, we were a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and loss were allocated to our limited liability company members. After our 2002 reorganization, in which we converted from a limited liability company to a corporation, we filed a consolidated tax return for federal, state and local income tax purposes. We do not believe our proposed reorganization, if effected, will have a material effect on our future effective tax rate or on our future financial results. We expect our expected tax rate to range from approximately 44% to 46% in 2005.

Public Company and SRO Corporate Governance Expenses

As a public company, we are subject to the requirements of the Sarbanes-Oxley Act of 2002, which requires us to incur significant expenditures to establish systems and hire and train personnel to comply with these requirements. In addition, we have incurred additional costs for external advisors such as legal, accounting and auditing fees as well as additional marketing and investor relations expenses.

We also believe that, as an SRO, we will likely be subject to additional corporate governance, transparency, oversight and ownership rules proposed by the SEC in November 2004. We are presently evaluating and monitoring developments with respect to the proposed rules and cannot predict or estimate the full extent to which these proposals, if adopted as proposed, may affect us or our operations or the amount of the additional costs we may incur or the timing of such costs. See “Regulation—Recent Regulatory Developments.”

Fixed and Variable Expenses

Our expense structure is predominantly fixed. However, there are some variable components that fluctuate with volumes. In addition, we incur certain costs in anticipation of certain transaction volume levels. If demand for our services should decline suddenly and we are unable to adjust our fixed cost base on a timely basis, it could have a material adverse effect on our operating results and financial condition. In addition, we may continue to make significant expenditures related to technological innovations over long periods of time, so that our operating margins and profitability could be adversely affected.

Financial Overview

Key Statistical Information

The following table presents key transaction volume information, as well as other selected operating information for the periods presented. A description of how we calculate our market share, our trading volumes and other operating measures is set forth below.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Trading days	252	252	252	188	189
Average daily trading volume (contracts):(1)(2)
U.S. industry equity options traded (in thousands)	2,817	3,295	4,300	4,164	5,115
Our equity options traded (in thousands)	605	972	1,432	1,378	1,672
Our market share of equity options traded	21.5%	29.5%	33.3%	33.1%	32.7%

U.S. industry index options traded (in thousands)	279	307	390	379	509
Our index options traded (in thousands)	0	0	0	0	16
Our market share of index options traded	0.0%	0.0%	0.1%	0.0%	3.1%
Our member total trading volume (sides, in thousands):(3)
Customer	95,843	174,798	282,367	198,211	265,093
Firm proprietary	20,281	39,257	53,464	38,186	58,709
Market maker	188,419	275,702	385,875	281,707	314,190

Total	304,543	489,757	721,706	518,104	637,992
Our market share of total industry trading:(4)
Customer	13.9%	21.3%	27.5%	26.4%	30.2%
Firm proprietary	11.6%	17.8%	20.1%	20.0%	21.8%
Market maker	27.1%	35.6%	36.1%	36.8%	32.1%
Revenue:
Average transaction fee per side(5)	$0.16	$0.13	$0.12	$0.12	$0.11
Average transaction fee per revenue side(6)	$0.22	$0.20	$0.18	$0.18	$0.18
Our Trades:(7)
Average contracts per trade	17.1	17.8	17.3	17.7	17.6
Average trades per day (in thousands)	35.4	54.8	82.8	77.8	95.7
Total number of trades (in thousands)	8,909	13,801	20,858	14,626	18,086
Our market share of industry trade volume	20.7%	29.3%	35.0%	34.3%	34.3%
Our Listed Issues:(8)
Average number of issues traded during the period	500	560	655	643	737
Our Members (average number trading during period):
PMMs	10	10	10	10	10
CMMs	79	110	135	135	135
EAMs	69	89	95	96	95

Total	158	209	240	241	240
Employees at end of period	125	137	151	156	182

(1)	Represents single counted contract volume. For example, a transaction of 500 contracts on our exchange is counted as a single 500 contract transaction for purposes of calculating our volumes, even though we may receive transaction fees from parties on both sides of the transaction, one side of a transaction, or in some cases, neither side of a transaction.
(2)	Our market share is calculated based on the number of contracts executed on our exchange as a percentage of total industry contract volume.
(3)

Represents each side of a buy or sell transaction. For example, a transaction of 500 contracts on our exchange is counted as two sides of 500 contracts, representing a buy and a sell transaction. We do not currently receive transaction fees from non-broker-dealer customer sides except for options on our premium products. Non-broker-dealer customer orders comprised 31.5% of our total sides in 2002, 35.7% in 2003, 39.1% in 2004, 38.3% in the nine months ended September 30, 2004 and 41.6% in the nine months ended September 30, 2005, respectively.

(4)	Represents our market share of total U.S. industry equity trading for members trading on our exchange based on contract trading volume.
(5)	Average transaction fee per side is calculated by dividing our transaction fees of $48.2 million, $64.8 million and $83.1 million for the years ended December 31, 2002, 2003 and 2004 and $60.4 million and $73.2 million for the nine months ended September 30, 2004 and 2005, respectively, by the total number of sides executed on our exchange. We have not charged our members for executing non-broker-dealer customer orders on our exchange except for options on our premium products. This has amounted to waivers of $6.9 million in 2002, $12.8 million in 2003, $21.6 million in 2004, $15.1 million in the nine months ended September 30, 2004 and $19.7 million in the nine months ended September 30, 2005. Comparing our average transaction fee per side to our average transaction fee per revenue side reflects the negative effect of our fee waivers on our revenues, on a per side basis.
(6)	Our average transaction fee per revenue side reflects the transaction fee we charge to our market participants per our publicly available pricing schedules. These schedules were part of rule proposals that became effective upon filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.
(7)	Members can have several contracts per trade. Trades represent the number of trades cleared through OCC. Market data revenue is generated on a per trade basis, not on a contract basis.
(8)	By “issues” we mean the number of securities underlying our options. We trade multiple options series on each underlying security.

We derive our data from our own records and data for the markets in which we compete from information published by or prepared for OCC and OPRA.

Results of Operations

The following table sets forth our consolidated statements of income data for the periods presented as a percentage of total revenue:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Revenues:
Transaction fees	65.7%	64.5%	66.3%	66.7%	69.2%
Other member fees	19.7	18.9	18.2	18.3	15.2
Market data	12.3	13.2	13.7	13.9	13.0
Other	2.3	3.4	1.8	1.1	2.5

Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Expenses:
Compensation and benefits	25.3	25.6	26.7	25.3%	25.9%
Technology and communication	28.2	20.6	13.0	13.0	9.7
Occupancy	4.6	3.6	3.2	3.2	3.1
Professional fees	3.2	3.6	3.2	2.6	4.3
Marketing and business development	4.6	5.5	2.9	2.8	2.7
Depreciation and amortization	2.8	1.4	3.2	2.7	4.3
Other	4.5	3.8	4.8	4.8	5.9
Reorganization	21.9	—	1.7	1.7	0.2

Total expenses	95.1	64.2	58.8	56.2	56.1

Income before provision for income taxes	4.9	35.8	41.2	43.8	43.9
Provision for income taxes	3.8	15.7	20.4	21.6	19.9

Net income	1.1%	20.1%	20.9%	22.2%	24.0%

Nine Months Ended September 30, 2005 versus September 30, 2004

Overview

Net income increased 26.2% to $25.4 million during the nine months ended September 30, 2005 from $20.1 million during the comparable period in 2004, primarily due to increased trading volumes on our exchange. Our expenses increased 16.7% to $59.4 million during the nine months ended September 30, 2005 from $50.9 million during the comparable period in 2004, primarily due to increased compensation costs, professional fees and other expenses. We incurred reorganization costs of $0.2 million during the nine months ended September 30, 2005 and $1.5 million in the comparable period in 2004.

Revenues

Transaction Fees

Transaction fee revenues increased 21.2% to $73.2 million during the nine months ended September 30, 2005 from $60.4 million during the comparable period in 2004, primarily due to increased trading volumes on our exchange. This volume growth was due to several factors, including the following:

•	Industry ADV for equity options during the nine months ended September 30, 2005 increased 22.8% from the comparable period in 2004. Our ADV increased 21.3% over the same period and our market share decreased to 32.7% from 33.1%. Our ADV in index options was 16,000 for the nine months ended September 30, 2005. We began to actively market our index trading initiative in 2005. Prior to that, our trading in index options was negligible.

•	The average number of issues available to trade on our exchange increased to 737 during the nine months ended September 30, 2005 from 643 during the comparable period in 2004.

Our average transaction fee per side decreased 1.6% to $0.115 during the nine months ended September 30, 2005 from $0.117 during the comparable period in 2004. This decrease was primarily due to the proportional increase in our non-broker-dealer customer sides. We currently do not charge any fees for most non-broker-dealer customer equity options transactions, except for options on our premium products. Had we not charged non-broker-dealer customer sides for trading premium products, our average transaction fee per side would have been $0.002 less for the nine months ended September 30, 2005. Non-broker-dealer customer transactions represented 41.6% of all sides executed on our exchange during the nine months ended September 30, 2005 compared to 38.3% during the comparable period in 2004. However, overall revenues generated from increased market maker and firm proprietary sides, on which we do charge transaction fees, more than offset the increase in non-broker-dealer customer sides and the decrease in average transaction fee per side.

Other Member Fees

Other member fees decreased 2.8% to $16.1 million during the nine months ended September 30, 2005 from $16.6 million during the comparable period in 2004. The decrease was primarily driven by lower communication and software fees as well as lower regulatory and administrative fees. Software fees decreased $0.5 million as reimbursement from our marketing fund ended in July 2004. Communication fees decreased $0.3 million as we continue to direct our members to obtain and pay for their own communication lines to our network, which, in turn, reduces some of our costs associated with these lines. Regulatory and administrative fees decreased $0.1 million due to lower fines and inactivity fees assessed to members. Partly offsetting these decreases was an increase in revenue recognized from the sale of Class B-2 memberships of $0.3 million and a corresponding increase in membership fees of $0.2 million.

Market Data Fees

Market data revenues increased 9.3% to $13.8 million during the nine months ended September 30, 2005 from $12.6 million during the comparable period in 2004. The increase was primarily attributable to increased profit by OPRA during the period. Our number of trades increased 23.7% during the timeframe. We accounted for 34.3% of total industry trades during the nine months ended September 30, 2005 and the comparable period in 2004.

Other Revenues

Other revenues increased to $2.7 million during the nine months ended September 30, 2005 from $1.0 million during the comparable period in 2004. The increase was primarily attributable to $1.5 million of additional interest income on higher average cash balances as well as an increase in unrealized gains on securities owned of $0.2 million.

Expenses

Compensation and Benefits

Compensation and benefits expense increased 19.8% to $27.4 million during the nine months ended September 30, 2005 from $22.9 million during the comparable period in 2004. The increase was primarily due to increased headcount and higher stock-based compensation. Our headcount increased to 182 as of September 30, 2005 from 156 as of September 30, 2004 driven by new business initiatives, other support for our overall growth, and public company requirements. Also included in compensation and benefits is $3.4 million of stock-based compensation related to options and restricted stock we granted in connection with year-end compensation and our initial public offering. We adopted SFAS No. 123(R) effective January 1, 2005 as part of our initial public offering, and accordingly began to expense options, which accounted for $0.6 million of our total stock based compensation for the nine months ended September 30, 2005.

Technology and Communication

Technology and communication expense decreased 13.0% to $10.2 million during the nine months ended September 30, 2005 from $11.8 million during the comparable period in 2004. Fees paid to OMX decreased $2.0 million due to lower licensing fees as we signed a new agreement in September 2004 changing this fee from usage based to a capitalized software license fee which we amortize through depreciation and amortization. Costs related to our trading system increased $0.2 million primarily due to higher maintenance and enhancement costs for those systems. Costs related to our office technology increased $0.2 million primarily due to a new communication system for our market operations and office facility, as well as an increase in market data expense for our index initiative.

Occupancy

Occupancy expense increased 14.4% to $3.3 million during the nine months ended September 30, 2005 from $2.9 million during the comparable period in 2004, primarily due to additional space leased for business continuity purposes.

Professional Fees

Professional fees increased 88.2% to $4.5 million during the nine months ended September 30, 2005 from $2.4 million during the comparable period in 2004. The increase was primarily due to higher public company related expenses as well as increased legal fees associated with ongoing litigation and this offering. The litigation arose from our decision to list options on certain ETFs without seeking a license from the creators of the indexes underlying those ETFs, and a challenge to our right to list options on ISE Gold Index™.

Marketing and Business Development

Marketing and business development expense increased 11.0% to $2.8 million during the nine months ended September 30, 2005 from $2.6 million during the comparable period in 2004. The increase was primarily due to higher media spending for the launch of our index trading initiative.

Depreciation and Amortization

Depreciation and amortization increased to $4.5 million during the nine months ended September 30, 2005 from $2.5 million during the comparable period in 2004. Amortization of our trading system licenses increased $2.2 million due to the purchase of expanded trading licenses from OMX in September 2003 and the renegotiation of our agreements with OMX in September 2004 referred to above.

Other Expenses

Other expenses increased 45.8% to $6.3 million during the nine months ended September 30, 2005 from $4.3 million during the comparable period in 2004. Licensing fees we paid for listing options on indexes and index-based ETFs increased $1.2 million as a result of increased trading in these products. These fees are offset by surcharges we charge our members for trading these licensed options, which are included in transaction fee revenues. Insurance expense increased $0.4 million as a result of higher coverage subsequent to our initial public offering and general administrative expenses increased $0.4 million in conjunction with our overall growth.

Reorganization

We incurred $0.2 million of reorganization costs during the nine months ended September 30, 2005 and $1.5 million during the comparable period in 2004. These expenses consisted primarily of legal, accounting and other professional fees related to our reorganization into a holding company structure.

Provision for Income Taxes

Our tax provision increased to $21.0 million during the nine months ended September 30, 2005 from $19.6 million during the comparable period in 2004. Our rate was 49.3% in the nine months ended September 30, 2004 compared to 45.3% in the comparable period in 2005 due to higher levels of non-deductible reorganization expenses. Our rate during the first nine months of this year also reflects a lower tax rate on returns from our invested cash.

Year Ended December 31, 2004 versus December 31, 2003

Overview

Net income increased 29.5% from $20.2 million in 2003 to $26.2 million in 2004, primarily due to increased trading volumes and higher revenue from the sale of additional Class B-2 memberships. Our expenses increased 14.1% from $64.5 million in 2003 to $73.7 million in 2004, primarily due to higher incentive compensation and increased headcount as well as reorganization costs.

Revenues

Transaction Fees

Transaction fee revenues increased 28.1% from $64.8 million in 2003 to $83.1 million in 2004, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including the following:

•	Industry ADV for equity options for 2004 increased 30.5% from 2003. Our ADV increased 47.3% over the same period and our market share increased from 29.5% to 33.3%.

•	The average number of members who executed transactions on our exchange increased from 209 in 2003 to 240 in 2004. This was primarily due to the sale of additional Class B-2 memberships to CMMs.

•	The average number of issues available to trade on our exchange increased from 560 in 2003 to 655 in 2004.

•	Our overall market share of market maker and firm proprietary sides of equity options executed on all U.S. options markets increased from 35.6% and 17.8%, respectively, in 2003 to 36.1% and 20.1%, respectively, in 2004. “Market maker sides” refers to sides that PMMs or CMMs execute; “firm proprietary sides” refers to sides that broker-dealers other than PMMs or CMMs execute, generally transactions by non-market makers for their proprietary trading accounts as well as orders from market makers from other competing exchanges.

Our average transaction fee per side decreased 8.3% from $0.13 in 2003 to $0.12 in 2004. This decrease was due to several factors, including the following:

•	A decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an embedded discount that reduces transaction fees for all of our members as the ADV on our exchange increases. Our average transaction fee per revenue side, as set forth in our pricing schedule, decreased from $0.20 in 2003 to $0.18 in 2004 due to our increased volumes.

•	Increase in non-broker-dealer customer sides. We did not charge any fees for non-broker-dealer customer transactions during these periods. Non-broker-dealer customer transactions represented 35.7% of all sides executed on our exchange in 2003 compared to 39.1% in 2004. However, overall revenues generated from increased market maker and firm proprietary sides, on which we do charge transaction fees, more than offset the increase in non-broker-dealer customer sides and the decrease in average transaction fee per side.

Other Member Fees

Other member fees increased 20.1% from $19.0 million in 2003 to $22.9 million in 2004. The increase was primarily due to an increase of $2.9 million for revenue recognized related to the sale of additional Class B-2 memberships, including $0.9 million of imputed interest on an installment sale paid ahead of schedule. We recognized revenue associated with the sale of 30 Class B-2 memberships in 2003; an additional 13 Class B-2 memberships in 2004. Each Class B-2 membership was sold for $1.5 million and we recognize revenue from the sale over 14 years on a straight line basis, as well as imputed interest on Class B-2 memberships sold on an installment basis. In addition, our connectivity fees increased $2.2 million due to the additional Class B-2 members. Partly offsetting these increases was a decrease of $1.0 million related to lower communication fees as we continue to direct our members to obtain and pay for their own communication lines to our network. This, in turn, reduces some of our costs associated with these lines.

Market Data Fees

Market data revenues increased 30.2% from $13.2 million in 2003 to $17.2 million in 2004. The increase was primarily attributable to a proportionately higher number of trades executed on our exchange as well as increased revenues earned by OPRA during the period. Our number of trades increased 51.2% in 2004 from 2003. We accounted for 29.3% of total industry trades in 2003 compared to 35.0% in 2004.

Other Revenues

Other revenues decreased 35.1% from $3.4 million in 2003 to $2.2 million in 2004. The decrease was primarily attributable to lower revenues from our marketing fund program, which ended in July 2004. Marketing fund revenues decreased $1.7 million from 2003 versus 2004. Marketing fund revenues are offset dollar-for-dollar by expenses incurred for this program. Partially offsetting this decrease was an increase of $0.4 million of interest income resulting from our higher average cash balances and a $0.2 million increase in unrealized gains on securities owned.

Expenses

Compensation and Benefits

Compensation and benefits expense increased 30.0% from $25.8 million in 2003 to $33.5 million in 2004. The increase was primarily due to increased incentive compensation expense for both our annual and long-term performance-based profit-sharing plans. The higher expense in the annual plan reflects our increased profitability versus 2003 as well as one-time awards granted in contemplation of our initial public offering. Under our long-term incentive compensation plan, each year we grant to our employees incentive compensation that vests over three years. Similarly, we recognize expense related to each year’s grant over three years. Our expenses related to this plan were higher in 2004, which represented grants made during the three-year period from 2001 to 2003, versus expenses for 2003, which represented grants made during the two-year period from 2001 through 2002. Also contributing to an increase in expense were higher costs as a result of increased headcount to support our growth. Our headcount increased from 137 as of December 31, 2003 to 151 as of December 31, 2004.

Technology and Communication

Technology and communication expense decreased 21.4% from $20.7 million in 2003 to $16.3 million in 2004. Fees paid to OMX decreased $2.7 million due to lower licensing fees as we have signed a new agreement changing this fee from usage based to fixed price, as well as lower enhancement fees which were predominantly capitalized in 2004 in accordance with generally accepted accounting principles. Costs related to our communication network decreased $1.8 million primarily as a result of directing our members to obtain and pay for their own communication lines to our network, as well as lower leasing costs resulting from favorable rates and equipment efficiencies.

As a result of the renegotiation of our DLA with OMX, our software amortization will increase by approximately $4.0 million annually with a corresponding decrease in technology and communications expense of $5.0 million annually.

Occupancy

Occupancy expense increased 9.9% from $3.7 million in 2003 to $4.0 million in 2004, primarily due to higher lease expense as a result of expanding our office space to support our growth in headcount as well as expanded space for disaster recovery purposes.

Professional Fees

Professional fees increased 10.7% from $3.7 million in 2003 to $4.0 million in 2004. The increase was primarily due to higher technology consulting costs for on-going maintenance and routine enhancements to our trading technology and internal systems as well as higher regulatory costs related to our member surveillance responsibilities.

Marketing and Business Development

Marketing and business development expense decreased 33.7% from $5.6 million in 2003 to $3.7 million in 2004. The decrease was due primarily to the termination of the marketing fund.

Depreciation and Amortization

Depreciation and amortization increased from $1.4 million in 2003 to $4.0 million in 2004. Amortization of our trading system licenses increased $2.1 million due to the purchase of expanded trading licenses from OMX in September 2003 and the renegotiation of our DLA with OMX in June 2004. Depreciation of our furniture and fixtures increased $0.1 million due to additional purchases to support our expanded office space.

As a result of the renegotiation of our DLA with OMX, our software amortization will increase by approximately $4.0 million annually with a corresponding decrease in technology and communications expense of $5.0 million annually.

Other Expenses

Other expenses increased 58.7% from $3.8 million in 2003 to $6.0 million in 2004. This increase was primarily due to an increase of $1.5 million in fees we paid for transactions in our licensed index-based ETFs as a result of increased trading in these products. These fees are offset by surcharges we charge our members for trading these licensed options, which are included in transaction fee revenues. In addition, we had increases in board fees and general and administrative expenses to support our growth.

Reorganization

We incurred $2.1 million in reorganization costs in 2004. These expenses consist primarily of legal and other professional fees related to our anticipated reorganization into a holding company structure.

Provision for Income Taxes

Our tax provision increased from $15.8 million in 2003 to $25.5 million in 2004 as a result of increased income before taxes. Our effective tax rate increased from 43.8% to 49.4% over the same period primarily due to a higher allocation of income in New York State and New York City which has a high tax rate, the non-deductibility of reorganization costs, and the expiration of certain credits related to our location in downtown New York City.

Year Ended December 31, 2003 versus December 31, 2002

Overview

Our net income increased from $0.8 million in 2002 to $20.2 million in 2003, primarily due to higher revenues associated with increased trading volumes and higher revenue from the sale of additional Class B-2 memberships. Excluding our 2002 reorganization charge of $16.1 million, our net income would have increased 19.6% from 2002 to 2003. Our expenses decreased 7.5% from $69.8 million in 2002 to $64.5 million in 2003. Excluding our 2002 reorganization charge, our expenses would have increased 20.1% primarily due to higher incentive compensation and increased headcount.

Revenues

Transaction Fees

Transaction fee revenues increased 34.4% from $48.2 million in 2002 to $64.8 million in 2003, primarily due to increased trading volume on our exchange. This strong volume growth was due to several factors, including:

•	Industry ADV for equity options contracts increased 17.0% from 2002 to 2003. Our ADV increased 60.8% over the same period and our market share increased from 21.5% to 29.5% from 2002 to 2003.

•	The average number of members who executed transactions on our exchange increased from 158 in 2002 to 209 in 2003. This was primarily due to the sale of additional Class B-2 memberships to CMMs.

•	The average number of issues available to trade on our exchange increased from 500 in 2002 to 560 in 2003.

•	Our market share of market maker and firm proprietary sides executed on all U.S. options exchanges increased from 27.1% and 11.6% in 2002 to 35.6% and 17.8% in 2003, respectively.

Our average transaction fee per side decreased 18.8% from $0.16 in 2002 to $0.13 in 2003. This decrease was due to several factors, including:

•	Decrease in our transaction fee pursuant to our pricing structure. Our fee structure has an embedded discount that reduces transaction fees for all members as the ADV based on number of contracts traded on our exchange rises above certain levels. Our average transaction fee per revenue side, as provided in our pricing schedule, decreased from $0.22 in 2002 to $0.20 in 2003 due to our increased volumes.

•	Increase in non broker-dealer customer sides. We did not charge any fees for non broker-dealer customer transactions during these periods. These transactions represented 31.5% of all sides executed on our exchange in 2002 compared to 35.7% in 2003. However, increased market maker and broker-dealer proprietary sides, for which we do charge transaction fees, more than offset the increase in non broker-dealer customer sides and the decrease in average transaction fee per side.

Other Member Fees

Other member fees increased 31.4% from $14.5 million in 2002 to $19.0 million in 2003. This increase was primarily due to higher revenue associated with the sale of additional Class B-2 memberships. We recognized revenue from the sale of 30 Class B-2 memberships in 2003 over 14 years on a straight line basis as well as imputed interest. Each Class B-2 membership was sold for $1.5 million. In addition, we earned higher connectivity fees due to additional Class B-2 members. Our communication, equipment and software fees decreased $1.0 million as we continue directing our members to obtain and pay for their own communication lines to our network, thereby eliminating a fee from us.

Market Data Fees

Market data revenues increased 46.9% from $9.0 million in 2002 to $13.2 million in 2003. This increase was primarily attributable to a proportionately higher number of trades executed on our exchange. Our number of trades increased 54.9% from 2002 to 2003. We accounted for 20.7% of the total industry number of trades in 2002 compared to 29.3% in 2003.

Other Revenues

Other revenues increased from $1.7 million in 2002 to $3.4 million in 2003. This increase was partially attributable to $0.5 million of higher revenues from our marketing fund. Marketing fund revenues are offset dollar-for-dollar by expenses associated with payments we make from this fund. Also increasing were unrealized gains on securities we own, which increased $1.1 million from 2002 to 2003. Of this increase, $0.5 million is offset dollar-for-dollar by additional compensation and benefits expense. Our securities owned are comprised of mutual funds for our long-term incentive compensation plan which vests over three years. Changes in the value of our securities owned for the vested portion of the plan are offset dollar-for-dollar by expenses or credits to our compensation and benefits expense. We are at risk for changes in the value of the unvested portion of the plan. Interest income increased $0.2 million from 2002 to 2003 due to our higher average cash balances.

Expenses

Compensation and Benefits

Compensation and benefits expense increased 39.0% from $18.5 million in 2002 to $25.8 million in 2003. This increase was primarily due to increased incentive compensation as well as higher costs related to increased headcount to support our growth. Our headcount increased from 125 at the end of 2002 to 137 at the end of 2003.

Technology and Communication

Technology and communication expense remained constant at $20.7 million in 2002 and 2003. Costs related to our core trading system increased $0.4 million primarily due to on-going maintenance and routine enhancements as well as equipment upgrades. Payments to OMX increased $1.3 million due to higher license fees as a result of our increased trading volumes as well as continued maintenance and support of our core trading system. Costs related to our communication network decreased $1.9 million primarily resulting from lower leasing costs for equipment due to favorable rates and lower levels of equipment leased. In addition, our communication costs have decreased as we continue to direct our members to obtain and pay for their own communication lines to our network.

Occupancy

Occupancy expense increased 7.8% from $3.4 million in 2002 to $3.7 million in 2003. This increase was primarily due to higher lease expenses as a result of expanding our office space to support our growth.

Professional Fees

Professional fees increased 55.7% from $2.3 million in 2002 to $3.7 million in 2003. Legal fees increased due to legal matters related to the issuance of Class B-2 memberships as well as general corporate matters. Accounting fees increased due to additional audit and accounting services in preparation for our initial public offering. In addition, we had higher consulting expenses related to investment banking services.

Marketing and Business Development

Marketing and business development expense increased 65.2% from $3.4 million in 2002 to $5.6 million in 2003. This increase was primarily due to higher spending on a corporate branding campaign. Also increasing was spending from our marketing fund. Marketing fund expenses are offset dollar-for-dollar by revenues associated with collections for the fund.

Depreciation and Amortization

Depreciation and amortization decreased 31.6% from $2.0 million in 2002 to $1.4 million in 2003. Our expenses in 2002 were higher due to a write-down of $0.6 million for permanent impairment of fixed assets, primarily leasehold improvements and computer equipment due to a reconfiguration of our office space to support our growth. Partly offsetting this decrease was an increase of $0.1 million in amortization costs for licenses related to our trading system particularly related to our broadened license agreement with OMX.

Other Expenses

Other expenses increased 14.5% from $3.3 million in 2002 to $3.8 million in 2003. This increase was primarily due to higher licensing fees of $0.6 million we pay for trading of options on index-based exchange traded funds as a result of increased trading in these products. These expenses are offset by surcharges we charge members for trading these licensed options, which are included in transaction fee revenues.

Provision for Income Taxes

Our tax provision increased from $2.8 million in 2002 to $15.8 million in 2003. As part of our 2002 reorganization, we converted from a limited liability company to a corporation. Our tax provision for 2002 reflects tax on income earned from May 1, 2002 to December 31, 2002. Our rate in 2002 was higher due to the non-deductibility of our 2002 reorganization expenses. See “—Our Reorganizations and Offering Costs.”

Quarterly Results

The following tables set forth selected unaudited consolidated quarterly statement of income data, both in dollar amounts and as a percentage of total revenues, and selected unaudited consolidated quarterly operating data for the twelve quarters ended September 30, 2005. In our opinion, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results for any future period, and you should not rely on them as such. We believe we experience increased levels of trading activity in the first and second quarters of each year, primarily in the winter and spring months, and decreased levels of trading activity in the third and fourth quarters of each year, primarily in the summer and holiday months. To date, these seasonal trends may be masked by the significant quarter-over-quarter growth in our trading volumes and operating results.

	Three Months Ended
	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
	(in thousands except per share amounts)
Revenues	(unaudited)
Transaction fees	$12,414	$13,804	$16,173	$16,516	$18,353	$21,652	$19,779	$18,973	$22,677	$24,012	$23,965	$25,217
Other member fees	3,645	3,797	5,137	4,964	5,144	5,192	5,791	5,584	6,308	5,546	5,214	5,345
Market data	2,454	3,121	3,369	3,326	3,405	3,900	4,329	4,376	4,606	4,625	4,787	4,367
Other	(710)	556	1,103	742	1,000	305	514	155	1,232	322	1,027	1,319

Total revenues	17,803	21,276	25,782	25,548	27,902	31,049	30,413	29,088	34,823	34,505	34,993	36,248

Expenses
Compensation and benefits	4,830	5,408	5,821	6,131	8,416	7,555	7,760	7,572	10,620	8,227	9,906	9,293
Technology and communications	4,903	5,041	4,728	5,328	5,587	4,693	4,123	2,953	4,497	3,383	3,251	3,602
Occupancy	1,005	843	834	828	1,157	861	942	1,106	1,117	1,105	1,054	1,169
Professional fees	767	734	492	1,013	1,418	958	640	799	1,651	1,589	1,204	1,718
Marketing and business development	1,365	1,324	1,557	1,164	1,515	843	751	961	1,130	586	1,093	1,157
Depreciation and amortization	317	320	318	338	426	487	534	1,455	1,504	1,498	1,511	1,519
Other	1,015	721	943	905	1,239	1,397	1,344	1,570	1,733	1,700	2,462	2,124
Reorganization	—	—	—	—	—	—	577	971	559	—	—	203

Total expenses	14,202	14,391	14,693	15,707	19,758	16,794	16,671	17,387	22,811	18,088	20,481	20,785

Income/(loss) before provision for taxes	3,601	6,882	11,090	9,841	8,144	14,255	13,742	11,701	12,012	16,417	14,512	15,463
Provision for income taxes	587	2,989	4,797	4,406	3,563	6,843	6,795	5,951	5,958	7,556	6,377	7,072

Net income/(loss)	$3,014	$3,893	$6,293	$5,435	$4,581	$7,412	$6,947	$5,750	$6,054	$ 8,861	$8,135	$8,391

Earnings/(loss) per share:
Basic	$0.09	$0.12	$0.20	$0.17	$0.14	$0.23	$0.22	$0.18	$0.19	$ 0.27	$0.22	$0.23
Diluted	$0.09	$0.12	$0.19	$0.16	$0.14	$0.22	$0.20	$0.17	$0.18	$ 0.25	$0.21	$0.22
Weighted average number of shares outstanding:
Basic	32,139	32,139	32,139	32,139	32,139	32,139	32,139	32,139	32,139	33,059	36,741	36,742
Diluted	33,251	33,399	33,410	33,418	33,423	33,916	33,918	33,920	33,921	34,946	38,818	38,843

	Three Months Ended
	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
Revenues
Transaction fees	69.7%	64.9%	62.7%	64.6%	65.8%	69.7%	65.0%	65.2%	65.1%	69.6%	68.5%	69.6%
Other member fees	20.5	17.8	19.9	19.4	18.4	16.7	19.0	19.2	18.1	16.1	14.9	14.7
Market data	13.8	14.7	13.1	13.0	12.2	12.6	14.2	15.0	13.2	13.4	13.7	12.0
Other	(4.0)	2.6	4.3	2.9	3.6	1.0	1.7	0.5	3.5	0.9	2.9	3.6

Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Expenses
Compensation and benefits	27.1	25.4	22.6	24.0	30.2	24.3	25.5	26.0	30.5	23.8	28.3	25.6
Technology and communication	27.5	23.7	18.3	20.9	20.0	15.1	13.6	10.2	12.9	9.8	9.3	9.9
Occupancy	5.6	4.0	3.2	3.2	4.1	2.8	3.1	3.8	3.2	3.2	3.0	3.2
Professional fees	4.3	3.4	1.9	4.0	5.1	3.1	2.1	2.7	4.7	4.6	3.4	4.7
Marketing and business development	7.7	6.2	6.0	4.6	5.4	2.7	2.5	3.3	3.2	1.7	3.1	3.2
Depreciation and amortization	1.8	1.5	1.2	1.3	1.5	1.6	1.8	5.0	4.3	4.3	4.3	4.2
Other	5.7	3.4	3.7	3.5	4.4	4.5	4.4	5.4	5.0	4.9	7.0	5.9
Reorganization	—	—	—	—	—	—	1.9	3.3	1.6	0.0	0.0	0.6

Total expenses	79.8	67.6	57.0	61.5	70.8	54.1	54.8	59.8	65.5	52.4	58.5	57.3

Income/(loss) before taxes	20.2	32.4	43.0	38.5	29.2	45.9	45.2	40.2	34.5	47.6	41.5	42.7
Provision for income tax	3.3	14.0	18.6	17.2	12.8	22.0	22.3	20.5	17.1	21.9	18.2	19.5

Net income (loss)	16.9%	18.3%	24.4%	21.3%	16.4%	23.9%	22.8%	19.8%	17.4%	25.7%	23.2%	23.1%

	Three Months Ended
	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005
Trading days	64	61	63	64	64	62	62	64	64	61	64	64
Average daily trading volume (contracts)(1)(2)
Equity Options
Total U.S. industry equity options traded (in thousands)	2,776	2,855	3,302	3,231	3,771	4,697	4,062	3,747	4,699	5,223	4,923	5,203
Our equity options traded (in thousands)	627	757	980	990	1,151	1,485	1,360	1,290	1,590	1,727	1,598	1,694
Our market share of equity options traded	22.6%	26.5%	29.7%	30.6%	30.5%	31.6%	33.5%	34.4%	33.8%	33.1%	32.5%	32.6%
Index Options
Total U.S. industry index options traded (in thousands)	291	313	299	293	322	381	387	367	422	477	516	531
Our index options traded (in thousands)	—	—	—	—	—	—	—	—	—	5	18	23
Our market share of index options traded	—	—	—	—	—	—	—	—	—	1.1%	3.6%	4.2%
Our member total trading volume (sides, in thousands):(3)
Customer	27,940	30,104	43,447	46,128	55,120	69,275	64,148	64,787	84,156	87,507	86,031	91,555
Firm proprietary	5,383	8,867	10,009	9,460	10,922	12,944	12,552	12,689	15,278	18,219	18,367	22,124
Market maker	46,919	53,234	70,043	71,158	81,267	101,944	91,997	87,767	104,167	105,649	102,446	106,095

Total sides	80,242	92,205	123,499	126,746	147,309	184,163	168,697	165,243	203,601	211,375	206,844	219,774
Our market share of total industry trading:(4)
Customer	15.8%	17.6%	21.1%	22.2%	23.5%	24.6%	26.4%	28.6%	30.4%	30.7%	29.8%	30.1%
Firm proprietary	11.9%	17.3%	17.9%	18.0%	17.8%	19.9%	19.9%	20.2%	20.5%	21.2%	20.8%	23.1%
Market maker	27.4%	32.4%	36.5%	37.3%	35.6%	36.1%	37.4%	36.9%	34.3%	32.6%	32.0%	31.8%
Revenue:
Average transaction fee per side(5)	$0.15	$0.15	$0.13	$0.13	$0.12	$0.12	$0.12	$0.11	$0.11	$0.11	$0.12	$0.11
Average transaction fee per revenue side(6)	$0.21	$0.21	$0.19	$0.19	$0.19	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18	$0.18
Our Trades:(7)
Average contracts per trade	16.0	17.2	18.1	17.7	17.9	17.6	17.7	17.9	16.3	17.1	17.2	18.6
Average trades per day (in thousands)	39.3	44.1	54.2	56.0	64.2	84.6	76.8	72.2	97.4	101.0	93.9	92.4
Total trades (in thousands)	2,514	2,691	3,416	3,585	4,110	5,247	4,761	4,619	6,232	6,163	6,010	5,913
Our market share of industry trade volume	23.3%	26.6%	28.9%	30.1%	31.1%	33.2%	34.7%	35.2%	36.8%	35.6%	34.6%	32.8%
Our Listed Issues:(8)
Average number of issues traded during the period	518	535	547	570	587	611	648	675	678	705	730	747
Our Members (average number trading during period)
PMMs	10	10	10	10	10	10	10	10	10	10	10	10
CMMs	93	99	108	116	118	126	139	139	135	139	136	129
EAMs	78	81	88	92	95	98	96	93	93	94	95	94

Total	181	190	206	218	223	234	245	242	238	243	241	233
Employees at end of period	125	133	138	139	137	145	152	156	151	164	177	182

(1)	Represents single counted contract volume. For example, a transaction of 500 contracts on our exchange is counted as a single 500 contract transaction for purposes of calculating our volumes, even though we may receive transaction fees from parties on both sides of a transaction, one side of a transaction, or in some cases, neither side of a transaction.
(2)	Our market share is calculated based on the number of contracts executed on our exchange as a percentage of total industry contract volume.
(3)	Represents each side of a buy or sell transaction. For example, a transaction of 500 contracts on our exchange is counted as two sides of 500 contracts, representing a buy and a sell transaction. We do not currently receive transaction fees from non-broker-dealer customer sides except for options on our premium products.
(4)	Represents our market share of total U.S. industry equity options trading for members trading on our exchange based on contract trading volume.
(5)	Average transaction fee per side is calculated by dividing our transaction fees by the total number of sides executed on our exchange. We have not charged our members for executing non-broker-dealer customer orders on our exchange except for options on our premium products. Comparing our average transaction fee per side to our average transaction fee per revenue side reflects the negative effect of our fee waivers on our revenues, on a per side basis.
(6)	Our average transaction fee per revenue side reflects the transaction fee we charge to our market participants per our publicly available pricing schedules. These schedules were part of rule proposals that became effective upon filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.
(7)	Members can have several contracts per trade. Trades represent the number of trades cleared through OCC. Market data revenue is generated on a per trade basis, not on a contract basis.
(8)	By “issues” we mean the number of securities underlying our options. We trade multiple options series on each underlying security.

Our quarterly results reflect increased overall industry trading volume, as well as increased trading volume on our exchange.

We have experienced, and expect to continue to experience, significant fluctuations in quarterly operating results as a result of a variety of factors, including:

•	trading volumes;

•	impact of competition;

•	changes in pricing;

•	changes in regulations;

•	our ability to manage personnel and process trading activity;

•	the amount and timing of capital expenditures;

•	changes in interest rates;

•	general economic conditions; and

•	seasonality.

Due to all of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful. These comparisons cannot be relied upon as indicators of future performance. In addition, we cannot assure you that we will be able to achieve the rates of revenue growth that we have experienced in the past, that we will be able to improve our operating results or that we will be able to achieve profitability on a quarterly basis. See “Risk Factors.”

Liquidity and Capital Resources

We presently finance our business primarily through cash generated by our operating activities. In the past, we financed our business through cash generated by our operating activities, additional capital contributions or loans from our investors. On March 14, 2005, we sold 4,602,115 shares of Class A common stock at $18.00 per share in our initial public offering, for which we received net proceeds of $70.7 million. We believe that cash flows generated by our operating activities, together with net proceeds from our initial public offering, should be sufficient for us to fund our current operations for at least the next 12 months. In addition, we have access to an uncommitted $10.0 million credit facility and may have the ability to raise capital through issuance of debt or equity to new or existing investors through private and public capital markets transactions, if necessary. We received investments in the aggregate amount of $61.0 million from our investors between 1999 through 2004. We received loans in the aggregate amount of $2.2 million between 1999 through December 31, 2001. All such loans were repaid in full during 2002. Our investors have no obligations to make future investments in our business, and we do not expect to seek additional capital contributions from our investors. See “History of Significant Corporate Transactions—Sales of Additional Class B-2 Memberships.”

Our financial liquidity is primarily determined by the performance of our business. Our principal liquidity requirements are for working capital, capital expenditures and general corporate purposes. We currently anticipate that our existing cash resources and credit facilities will be sufficient to meet our anticipated working capital, capital expenditures and other requirements for at least the next twelve months. To the extent that overall market volumes and our trading volumes decrease beyond certain levels, we may be required to obtain additional financing.

The following table sets forth our net cash flows from operating activities, investing activities and financing activities for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands)
Net cash provided by operating activities	$10,806	$31,797	$31,017	$22,613	$48,276
Net cash (used in)/provided by investing activities	(338)	(3,620)	(40,787)	(18,347)	3,102
Net cash provided by/(used in) financing activities	22,477	(10,672)	(11,070)	(11,070)	58,895

Increase/(decrease) in cash and cash equivalents	32,945	17,505	(20,840)	(6,804)	110,273
Cash and cash equivalents at beginning of period	15,237	48,182	65,687	65,687	44,847

Cash and cash equivalents at end of period	$48,182	$65,687	$44,847	$58,883	$155,120

Our cash and cash equivalents are primarily comprised of investments in money market accounts and highly liquid investments with maturities of less than 90 days. Assets readily convertible into cash consists of amounts due from our members for transactions executed on our exchange, which are principally reflected in our current accounts receivable, less cash we hold in connection with our payment for order flow program and our marketing fund program, each of which are discussed below. We charge members for their transactions on a monthly basis and collect these fees within five business days after the end of each month pursuant to a standing agreement with OCC, where we have the ability to withdraw our non-contested fees from members’ security clearing accounts at OCC. Also included in amounts readily convertible into cash are investments of our excess cash in U.S. Treasuries, which are included in securities owned. Cash and cash equivalents, together with assets readily convertible into cash, accounted for 60.8%, 53.1%, 38.4% and 66.6% of our assets as of December 31, 2002, 2003 and 2004 and September 30, 2005, respectively.

Cash and cash equivalents increased from $48.2 million as of December 31, 2002 to $65.7 million as of December 31, 2003 primarily due to the cash provided by operating activities reflecting our increased trading volumes. We made a dividend payment of $8.9 million in connection with the proceeds from the sale of Class B-2 memberships. In addition, we made a capital distribution of $1.7 million in connection with our 2002 reorganization. Our capital expenditures in 2003 primarily related to the purchases of software licenses related to our trading system as well as purchases of data processing and communications equipment.

Cash and cash equivalents decreased to $44.8 million as of December 31, 2004 primarily due to our $27.7 million software license purchase from OMX of which $21.5 million was paid in 2004 and net purchases of $15.0 million of U.S Treasuries, partly offset by cash provided by operating activities reflecting our increased trading volumes.

Cash and cash equivalents increased to $155.1 million as of September 30, 2005 from $44.8 million as of December 31, 2004 primarily due to the net cash raised in our initial public offering of $70.7 million, partly offset by a special dividend of $11.8 million paid in January 2005 in connection with the proceeds from the sale of Class B-2 memberships. In addition, cash from operations increased to $48.3 million primarily due to increased trading volumes on our exchange and changes in our tax balances. Our capital expenditures during the nine months ended September 30, 2005 primarily related to the enhancement of our trading system.

As of December 31, 2002, 2003 and 2004 and September 30, 2005, included in cash and cash equivalents is $6.8 million, $7.2 million, $6.1 million and $5.2 million, respectively, for our payment for order flow program. Under this program we pay our EAMs on behalf of our market makers for order flow sent to the exchange. We assess fees to our market makers, PMMs and CMMs, and distribute those funds to our EAMs. Each PMM has full discretion regarding the payment, and we administer the payments. Accordingly, we reflect the assessments and payments on a net basis with no impact on revenues or expenses. When fees are assessed, we record an asset with a corresponding liability.

As of December 31, 2002, 2003 and 2004 and September 30, 2005, included in cash and cash equivalents is $2.3 million, $0.5 million, $0.0 and $0.0, respectively, for our marketing fund program. Under this program, we assess fees to our market makers and distribute those funds under general rules and guidelines established by our market makers, at our discretion. Accordingly, we reflect the assessments and payments on a gross basis with an equivalent impact on revenues and expenses. When fees are assessed, we record an asset with a corresponding liability. When expenses are incurred, we reduce our liability and record revenue and expense for the equivalent amount of the payment. We returned all remaining unused funds to our market makers and ended this program in 2004.

As of December 31, 2002, 2003 and 2004 and September 30, 2005, we had a letter of credit agreement totaling $1.5 million, $0.8 million, $0.6 million and $0.4 million, respectively, to satisfy lease commitments and administrative obligations.

Financial Condition

Our total assets increased to $264.0 million as of September 30, 2005 from $177.6 million as of December 31, 2004. This increase was primarily due to the cash proceeds we received from our initial public offering as well as higher transaction volumes. Also affecting our total assets were the following:

•	Our securities owned decreased to $18.1 million as of September 30, 2005 from $27.2 million as of December 31, 2004. Our securities owned are comprised of investments of our excess cash in U.S. Treasuries as well as investments in various mutual funds related to our long-term deferred compensation plan for our employees. U.S. Treasuries decreased primarily due to the maturities of available for sale securities which were transferred to cash and cash equivalents as well as the re-classification of shorter dated securities. Mutual fund investments decreased primarily due to the withdrawal of vested balances by employees.

•	Our income tax receivable decreased from $11.3 million as of December 31, 2004 to a payable of $3.1 million as of September 30, 2005 primarily due to increased provision for income taxes. The receivable balance resulted from taxes we paid in connection with the sale of our Class B-2 memberships during 2003 and 2004.

•	Other assets decreased to $6.4 million as of September 30, 2005 from $9.4 million as of December 31, 2004 primarily due to prepaid costs related to our initial public offering which were initially capitalized prior to closing and prepaid expenses associated with enhancement and maintenance of our systems.

•	Our net deferred tax asset increased to $21.5 million as of September 30, 2005 from $15.8 million as of December 31, 2004 primarily due to the differences between the financial statement and income tax basis we use to recognize revenue from the sale of our Class B-2 memberships.

Our total liabilities decreased from $96.1 million as of December 31, 2004 to $95.0 million as of September 30, 2005. This decrease was primarily due to a decrease in our compensation and benefits payable due to the payment of incentive compensation awards and exercises of vested balances in our employee profit-sharing plan partly offset by an increase in our taxes payable due to our higher pre-tax income.

Contractual Obligations

The following table summarizes our future cash payments associated with contractual obligations as of September 30, 2005, which are primarily operating leases for office space and equipment and contractual agreements for trading software license technology enhancements and support of our core trading system from OMX:

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	After 5 Years
	(in thousands)
Operating leases	$22,424	$6,209	$6,883	$2,795	$6,537
OMX purchase obligations	$15,935	$3,489	$6,606	$5,192	$648
Other purchase obligations	$2,650	$1,000	$1,650	$—	$—

Total	$41,009	$10,698	$15,139	$7,987	$7,185

Our operating lease commitments primarily relate to obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment. OMX purchase obligations relate to contractual agreements for trading software licenses, technology enhancements and support of our core trading system from OMX. Other purchase obligations relate to minimum license fees for certain index options.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our accounting policy related to our revenue recognition from the sale of Class B-2 memberships is our most critical accounting policy that requires management to make estimates and judgments that could affect our results.

As of September 30, 2005 we have sold 46 Class B-2 memberships. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon execution of the agreement.

The Class B-2 membership rights are transferable and have no contractual term. We have an implied performance obligation to maintain our marketplace over the life of the membership, and therefore recognize the revenue from the sale of the membership rights over the estimated life of the membership, as the implied performance obligation is fulfilled. We have estimated the life of the membership at 14 years, and recognize revenue over this period on a straight-line basis.

In order to determine the estimated service life of a membership, we identified three broad factors affecting the securities industry that have a significant impact on our operations, and therefore, the estimated service life of the

Class B-2 memberships – the securities industry’s challenging operating environment, regulatory changes and technology innovations. We identified specific historical events in the options industry and the broader securities industry for each of these factors, assigned an appropriate time horizon for each event, and calculated an average time horizon for each factor. Based on this analysis, we used the average across all factors, 14 years, as an estimate for the service life of the Class B-2 memberships.

The occurrence of each historical event considered in the analysis has necessitated significant changes in the business models of the securities exchanges and market participants. Each of the factors identified have had a significant impact on the options industry or broader securities industry, and will have a significant impact on our memberships.

On a periodic basis, or if certain circumstances come to our attention, we review the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, we will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from our current estimate of 14 years based upon the facts and circumstances, and therefore, these revenues may fluctuate in the future.

We recognized revenue of $2.1 million in 2003, $4.0 million in 2004 and $2.9 million in the first nine months of 2004 and $3.4 million during the comparable period in 2005 from the sale of Class B-2 memberships.

Recent Accounting Pronouncements

None.

Quantitative and Qualitative Disclosures About Market Risk

Market risk to us generally represents the risk of changes in value of a financial instrument that might result from fluctuations in interest rates and equity prices. We have established policies, procedures and internal processes governing our management of market risks in the normal course of our business operations. Furthermore, we have not entered into any derivative contracts to mitigate such risks, though we may in the future.

Interest Rate Risk

In order to maximize yields, we invest portions of our excess cash in short-term interest earning assets, primarily money market instruments at commercial banks and U.S. Treasuries with maturities of less than two years, which totaled $58.0 million, $53.7 million and $159.7 million as of December 31, 2003 and 2004 and September 30, 2005, respectively. We do not anticipate that changes in interest rates will have a material impact on our financial condition, operating results or cash flows.

Equity Price Risk

As an exchange, we do not trade securities for our own account nor maintain inventories of securities for sale. However, we do have investments in various mutual funds that we hold on behalf of our employees as part of our previous long-term performance-based profit-sharing plan. Under the plan, fund awards were granted to our employees, which they in turn invest in various mutual fund investments. Employees vest in the distributions over a period of three years. The participating employees bear the risk of the vested portion of the investments, and we bear the risk of the unvested portion. In addition, we have purchased U.S. Treasuries with our available excess cash in order to increase our return. As a result, we are exposed to market price risk. This risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices and amounted to approximately $0.3 million, $0.8 million and $0.6 million as of December 31, 2003 and 2004 and September 30, 2005, respectively.

Transactions with Our Investors

Some of our members are also owners of shares of our Class A common stock. In addition, our members, either directly or through affiliates, execute transactions on our exchange and are charged transaction fees and other trading related charges for such transactions. Our transaction fees and other trading related charges are part of rule proposals that became effective upon filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest, for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act. We believe these transactions were conducted on the basis of commercial terms prevailing in the market at the time of each transaction. The following is a description of our transactions with our investors:

•	Sales of Class B memberships. We have sold 46 Class B-2 memberships at a purchase price of $1.5 million each.

•	Payment for Order Flow. Under our payment for order flow program we pay some of our EAMs, on behalf of our market makers, for order flow sent to the exchange. We assess fees to our market makers, PMMs and CMMs and distribute those funds to some EAMs. Each PMM has full discretion regarding the payments, and we administer the payments.

•	Special Dividends. We declared special dividends in September 2003, May 2004 and January 2005. These special dividends reflected the after-tax proceeds of the cash we received from the sale of Class B-2 memberships in 2003 and 2004 net of success bonuses that we paid to our officers and certain directors in connection with the completion of those sales.

•	Cancellation of ETC Agreement. We issued 1,027,359 shares of Class A common stock to the owners of ETC for a merger which had the effect of canceling our revenue sharing agreement with ETC. See “History of Significant Corporate Transactions.”

•	Financial Advisory Services. Bear, Stearns & Co. Inc. provided financial and business advisory services in connection with our 2002 reorganization, as well as ongoing business strategy consulting.

•	Private Placement. In May 2002, we issued 6,300,000 shares of Class A common stock to ATP, Bear, Stearns & Co. Inc., Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated.

•	Credit Facility and Bank Accounts. We have an uncommitted $10.0 million credit facility with JPMorgan Chase Bank, an affiliate of J.P. Morgan Securities Inc., one of our investors.

•	Initial Public Offering. Goldman, Sachs & Co. and UBS Securities LLC, joint-bookrunning managers in this offering, acted as co-managers for our initial public offering. Bear, Stearns & Co. Inc. and Morgan Stanley & Co. Incorporated, co-managers in this offering, acted as joint-bookrunning managers for our initial public offering. Banc of America Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, co-managers in this offering, also acted as co-managers for our initial public offering. Keefe, Bruyette & Woods, Inc. and Sandler O’Neill & Partners, L.P., junior co-managers in this offering, and Raymond James & Associates, Inc. also acted as underwriters for our initial public offering.

For more details on these transactions, see “Certain Relationships and Related Transactions.”

INDUSTRY

Options

Options contracts, such as those traded on ISE, are contracts with standardized terms that give the buyer the right, but not the obligation, to buy or sell a particular stock or stock index at a fixed price (the strike price) for a specific period of time (until the expiration date). A call is the right to buy, and a put is the right to sell. The person who purchases an option, whether it is a put or a call, is the option “buyer,” and the person who sells the put or call is the option “seller” or “writer.” Typically, the buyer of an equity call option purchases the right to buy 100 shares of the underlying stock at the specified strike price on or before the expiration date. Typically, the buyer of an equity put option purchases the right to sell 100 shares of the underlying stock at the specified strike price on or before the expiration date. The seller of an equity call option is typically obligated to sell 100 shares of the underlying stock to the option buyer at the specified strike price upon the exercise of the option by the buyer, on or before the expiration date. The seller of an equity put option is typically obligated to buy 100 shares of the underlying stock from the option buyer at the specified strike price upon the exercise of the option by the buyer, on or before the expiration date. For example, in the case of a long call option, an investor buys an option to buy stock at a specified price at or before a specified expiration date, with the goal of benefiting from an increase in the price of the underlying stock. The option will technically be “in the money” when the price level of the underlying stock exceeds the exercise price. However, at the time the option expires, the option will not actually generate a profit for the buyer until the price level of the underlying stock reaches the “break even point,” which equals the exercise price plus the price paid by the buyer for the call option.

The price of an option is called its “premium.” The maximum potential loss to the buyer of a call or put option is the initial premium paid for the contract, regardless of the performance of the underlying stock. In other words, the buyer of an option is not obligated to do anything beyond paying the premium to the seller. This allows an investor to control risk, which is fixed and limited. On the contrary, the seller of the option, in return for the premium received from the buyer, assumes the risk of the price movement of the underlying asset. The seller of an equity put option is obligated to purchase shares at the strike price and, thus, for each share covered by the option contract, risks the difference between the strike price and zero, the lowest possible market price upon exercise. The seller of an equity call option is obligated to sell shares at the strike price and, thus, for each share covered by the option contract, risks the difference between the strike price and the market price upon exercise. Since the market price of shares can, at least theoretically, increase infinitely, the risk of selling a call option is also theoretically infinite. All options expire on a certain date, called the “expiration date.” For conventional listed options, the expiration date may be up to nine months from the date the options are first listed for trading. Long-Term Equity Anticipation Securities®, or LEAPS®, are longer-term option contracts, which can have expiration dates of up to 39 months from the listing date. American-style options (the most commonly traded) may be exercised at any time between the date of purchase and the expiration date. Conversely, European-style options (used primarily with cash settled index options) may only be exercised during a specified period just prior to expiration. A buyer may exercise his or her option by filing an exercise notice through a broker or trading firm to OCC prior to the expiration date. Call options or put options on a particular underlying stock with a distinctive expiration date and exercise price are referred to as an “options series.” An “options class” consists of all calls covering a particular security or all puts covering a particular security.

Clearing and Settlement

All options contracts traded on ISE and other U.S. securities exchanges are issued and cleared by OCC, a clearing corporation registered with the SEC and owned by member options exchanges, including us. OCC, which issues and clears all U.S.-listed options, as well as certain futures and options on futures on a number of underlying financial assets including common stocks, currencies, stock indexes and interest rate composites, is the world’s largest clearing organization for options and equity derivatives, generally. OCC’s ability to fulfill its obligations as a counterparty for options contracts is credit rated “AAA” by Standard & Poor’s.

Reasons for Options Trading

Options are used in various ways by a range of investors, conservative to speculative. Major trading strategies include:

•	Protective: Investors aiming to protect equities portfolios may use options as a hedge, buying puts as a protection against unexpected declines in price.

•	Income generative: Those seeking to gain additional income on their portfolios may sell calls on stocks they own; this strategy of covered-call writing provides an opportunity for gains with limited upside potential.

•	Speculative: Those who have a specific directional opinion about the stock price may choose to buy puts or calls in anticipation of a stock’s directional movement and hope of return on their risk.

•	Arbitrage: Sophisticated investors may buy puts or calls in order to exploit perceived value differences between or among related instruments.

Equity Options Contract Trading Volume

The equity options market is related to and affected by the equities market. In absolute terms, the equities market has experienced enormous growth in trading volume in the past fifteen years. In 1984, the combined ADV of Nasdaq National Market, or Nasdaq, and NYSE stocks was approximately 151 million shares per day. By 2004, that volume had increased to approximately 3.3 billion shares per day. Increased issuances of equity, increased self-directed and online trading and reduced transaction costs due in part to technology all contributed to this growth, which in turn fueled growth in options trading volume.

The market for trading equity options has also increased dramatically. By the end of 1974, the ADV on CBOE exceeded 22,000 contracts. In 1981, annual volume for the options trading industry exceeded 100 million contracts for the first time, representing an ADV of over 430,000 contracts. Contract trading volume within the U.S. equity options industry has increased at a compound annual rate of 21.9% from 1994 to 2004 and, despite some declines during the bear market, has seen a resurgence since the beginning of 2003. In 2003, the ADV reached 3,294,874 contracts per day. In our opinion, the U.S. options industry’s performance in 2003 was characterized by unusual robustness and innovation. Trading volume within the industry set a new record as 830,308,227 equity options contracts were traded, surpassing the previous record of 722,680,249 contracts that was set in 2001. Industry volume of contracts traded has seen an even sharper upturn in 2004, with ADV in 2004 increasing 30.5% over ADV in 2003. In 2004, OCC cleared an ADV of approximately 4.3 million options contracts in individual equities, compared to an ADV of approximately 3.3 million contracts in 2003. During the first nine months of 2005, OCC cleared an ADV of approximately 5.1 million equity options contracts per day, compared to approximately 4.2 million for the comparable period in 2004, an increase of 22.8%.

Source: NYSE, NASDAQ, and OCC Websites

We believe this robust growth in contract trading volumes within the industry has been primarily attributable to four important factors:

•	Broader Institutional Investor Participation. Institutional investors, who historically have not been active participants in the options industry, have become more active, which reflects improvements in liquidity and competitive pricing.

•	Greater Penetration of Retail Investor Base. Retail investors, who have long been responsible for most of the options industry’s trading activity, have continued to explore the many ways in which options strategies can complement equity portfolios.

•	Ongoing Deployment of Technology. All four floor-based U.S. options exchanges have introduced screen-based trading systems that would co-exist with their existing floor trading operations. This recent spread of technological improvements across all options exchanges has helped to create conditions that have improved liquidity and pricing opportunities conducive to superior trade executions. Order-flow providers can now receive order executions in fractions of a second. Furthermore, the increasing availability of electronic trading platforms and the inherent economies of scale associated with operating such systems has attracted greater liquidity providing activity, both from existing market makers and from new market makers who had not previously participated in the options market as liquidity providers. Market makers can now continuously quote in hundreds of products from remote locations.

•	Increasing Public Familiarity with Options Trading. Although options involve risk and are not suitable for all investors, we believe that efforts in recent years by us, the other options exchanges and organizations within the options trading industry have helped to educate the investor community, particularly the retail investor community, about, and stimulate new interest in, options and their use as an investment tool.

We believe that each of these factors will continue to drive growth within the exchange-traded options industry.

Index Options Trading Volume

The market for index options has not experienced the same dramatic growth as equity options. Industry ADV for index options declined from approximately 448,000 contracts in 1995 to approximately 214,000 contracts in 2000. Since 2000, industry ADV increased to approximately 308,000 contracts in 2003. For the first nine months of 2005, industry ADV was approximately 512,000 contracts. The following chart reflects the industry ADV in equity options and index options.

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Equity Options	595	692	784	1,079	1,308	1,765	2,670	2,914	2,817	3,295	4,300
Index Options	522	448	377	319	304	251	214	235	279	307	390

Beginning in 2005, we began to actively market our index trading initiatives. We believe increased competition and other innovations that resulted in increased volumes for equity options will also result in a growth in index options volumes. See “Business—Our Growth Strategy.”

U.S. Options Market History and Structure

CBOE was established by the Chicago Board of Trade and was designed to provide organization and liquidity to the then-fledgling standardized equity options market. On April 26, 1973, CBOE was launched as a floor-based exchange and traded 911 call contracts on 16 underlying stocks. In 1975, OCC was formed, and put options began trading on CBOE in 1977. Over time, other floor-based exchanges, including AMEX, Midwest Stock Exchange, NYSE, PCX and PHLX, began listing and trading options contracts as well. CBOE ultimately acquired Midwest Stock Exchange and NYSE’s options trading businesses, but the other exchanges continue to trade equity options today. All of the exchanges that pre-dated ISE remain predominantly floor-based, using specialists or their equivalents to match buyers and sellers.

Prior to the recent adoption of their hybrid electronic trading capabilities, some traditional floor-based exchanges conducted all trading in options in a physical facility where individuals representing specialists and market makers executed face-to-face transactions. In a traditional floor-based trading environment, participation in trading of a particular options series by a designated specialist and an unspecified number of market makers is generally governed by open outcry transactions for most orders. The specialist has responsibility for quoting both the bid and offer prices for the particular options series. The other participating market makers typically join the quote determined by the specialist. Once the bid and ask prices for the options series have been established, the trades are executed and the market makers participate in the execution of the customer order pursuant to the exchange’s allocation rules. The brokers on floor-based exchanges, similar to EAMs on our exchange, provide order flow and execute trades but do not make markets.

Historically, market makers on traditional floor-based exchanges faced a number of difficulties when they attempted to bid competitively. First, the specialist had a technological advantage over competing market makers. Each specialist had an auto-quotation capability that allowed it to electronically set and update the bid and ask prices for its assigned options series. Market makers, on the other hand, could only submit competing quotes in open outcry or by manually entering the better quote on the order book maintained by the specialist. Because trades at the specialist’s quote would automatically be executed by the exchange regardless of whether any competitive bidding had taken place, the cumbersome nature of the process limited a market maker’s practical ability to submit a competitive bid before a trade was electronically executed at the specialist’s quote. Second, because floor specialists also had considerable discretion in determining what portion of a given customer order would be allocated to a particular market maker, market makers on traditional floor-based exchanges may have been disinclined to quote against the specialist.

Although the traditional floor-based exchanges continue to conduct trading predominantly in the manner described above, all have introduced substantial electronic trading capabilities to co-exist with their traditional trading floors. In October 2003, PCX introduced PCX Plus, an electronic trading platform that allows market makers to stream in quotes from remote locations. In early 2004, CBOE commenced trading on its new technology platform, known as CBOEdirect HyTS, which permits market makers in the trading pits to enter real-time, streaming quotes into CBOEdirect, the system’s trade engine. In July 2004, CBOE allowed seven “electronic specialists” to make markets remotely and electronically from locations off of its trading floor. AMEX launched its own screen-based trading system, known as ANTE, in May 2004 and PHLX launched an electronic trading system, known as PHLX XL, in July 2004.

In addition to building out their electronic trading capabilities, the traditional floor-based exchanges have also begun to include in their electronic trading systems our “price/size” approach to allocating orders. Our trading platform requires that quotes and orders specify both price and size, or the number of options available at the specified price. Following execution of all customer orders and after any PMM quoting at the best price receives its minimum guaranteed percentage of the allocation, market maker and broker-dealer orders share trades based on size, rather than time, and are allocated proportionally to the size quote they are displaying when orders are filled. Therefore, in order for a market maker to increase its opportunity to receive the largest proportional allocation of an order, it must display a quote of a larger size than competing quotes. We believe that our success in attracting significant trading volumes to our exchange has been due, in part, to our ability to incentivize market makers to quote the best possible price with the largest possible size. See also “Business—Our Business—PMMs and CMMs.”

FIFO Model of Trading

“First in, first out,” or FIFO, is a method of allocating trades that is common on overseas options exchanges. Exchanges that allocate trades based on a FIFO principle may, but are not required to, rely on market makers who are obligated to constantly provide quotes for their listings. On a FIFO exchange, the first bid available is displayed across the network, regardless of its size. Although FIFO exchanges have the advantage of encouraging price competition, they are characterized by what we perceive are two shortcomings. First, if a FIFO exchange does not have a market maker, it may display listings without quotes if no participant enters an order. Second, since the first highest price is displayed on a FIFO exchange based on priority of time, the second bidder has less incentive to bid, and quotes are typically of smaller size. Because the traditional FIFO method of allocating trades does not factor in the size of a quotation in determining trade allocations, it has generally failed to display large size orders, which may be needed to attract large trading volumes to the exchanges that have adopted it. In February 6, 2004, BOX became the second fully electronic options exchange to begin operations in the United States and the first U.S. options exchange to adopt a FIFO model. While BOX is based on a FIFO model, it also appoints market makers with quotation obligations.

Payment for Order Flow

Coincident with increased liquidity and competition, the options trading industry has witnessed a number of recent developments. “Payment for order flow” has become standard across the industry, as competition for trading volume has intensified. Payment for order flow began when some market makers within the industry started to pay order entry firms for their customer orders, independently from any exchange on which they traded. Under a typical payment for order flow arrangement, a market maker offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange because the market maker knows, if certain other conditions are met, that it will be able to trade with a portion of all incoming orders, including those from firms with which it has payment for order flow arrangements. The payments were expected to be used to reduce trading fees charged to the broker-dealers’ customers. The trend has been controversial. While there is a presumption that investors benefit from payment for order flow programs in the form of lower transaction costs, the SEC does not require firms to pass these payments on to their customers. Critics of these programs have further argued that because the programs attract order flow, market makers will not quote as aggressively to attract order flow. Payment for order flow programs have also been criticized for creating conflicts for self-regulatory organizations. Exchanges generate much of their revenue from the order flow and thus aim to attract that order flow. However, as SROs, they are simultaneously obligated to enforce their rules with respect to members who may violate the duty of best execution by failing to obtain the best available price for their customer’s orders. While we believe payment for order flow raises concerns, we have adopted the practice in order to remain competitive with other exchanges for order flow in the options market, which has been and continues to be dominated by retail investors. See “Regulation—Recent Regulatory Developments—Payment for Order Flow.”

Through our payment for order flow program, we assess fees to our PMMs and CMMs and at the direction of our PMMs, we administer payments to some EAMs. During 2004, we collected on average $8.3 million per month and distributed $5.1 million per month in payments to EAMs. During the first nine months of 2005, we collected an average of $8.4 million per month and distributed $6.1 million per month in payments to EAMs. Any unused funds are returned to the contributing PMMs and CMMs on a pro rata basis. The payment for order flow program maintains a reserve fund of $4.5 million, which will be returned to PMMs and CMMs if the program ceases.

Participation of Institutional Investors

Another development in the options trading industry is the evolving role of institutions. In the past, the expense and illiquidity of the options markets discouraged institutional participation. However, with increases in liquidity, institutional interest and participation in the market has increased. Only a few years ago, quotes were made without specifying the size of the quote to the entire market, and market makers routinely offered different quotes to customers, market makers and broker-dealers. Due in part to our requirement that every quote also specify the size of the quote and that quotes be “firm” for the same size for all participants and to the adoption of an SEC rule requiring options quotes to be firm (although allowing market makers to offer lesser size to broker-dealers than they offer to customers), the market has become more liquid and transparent, offering deeper, more reliable and straightforward price quotations. With increased liquidity and transparency, achieved by reporting bid and offer prices, along with the consolidated number of contracts available at those prices to the entire market contract trading volume of equity and index options has increased substantially in the past five years, growing from an industry ADV of approximately 2.0 million contracts in 1999 to approximately 4.7 million contracts in 2004 and approximately 5.6 million contracts in the nine months ended September 30, 2005. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Trading in Penny Increments

The equity and index options markets currently quote in 5- and 10-cent increments. There continues to be discussion by industry observers of the possibility of migrating options to quote and trade in penny increments as they currently do in the equities marketplace. There have been increasing actions to support these observations—if not quoting in pennies, then at least allowing trading in pennies. For example, BOX in 2004 and we in 2005 introduced functionality that allows broker-dealers to trade orders in pennies as long as the price improves upon the NBBO. AMEX has a pending proposal with the SEC that would allow its members to trade in penny increments in certain circumstances. PCX announced in June 2005 its intention to seek approval from the SEC to begin quoting and trading all listed options in penny increments. We also continue to contemplate adding functionality that would allow additional trading in pennies. Trading in penny increments might benefit investors with small orders because they might receive more favorable prices; however, penny trading may also lead to decreased liquidity for large size orders and decreased market makers’ profitability. Decreased market makers’ profitability could lead to pricing pressures on exchanges. Additionally, penny trading could lead to increased costs across the industry to upgrade broker-dealer, exchange and market data provider systems to handle increased quote traffic. Overall, we believe moving to penny increments for all quotes and trades could have a negative effect on the options industry and our business.

BUSINESS

We are a fully electronic securities exchange. Our exchange provides a trading platform in listed equity and index options and related services that is designed to provide transparency, reduced execution fees, tighter markets and faster execution for our customers. We list options on the common stock and other equity securities of publicly traded companies and on indexes comprised of such equity securities. The underlying equities trade on NYSE, AMEX or Nasdaq. Pursuant to our rules, which are subject to SEC approval and common among all the options exchanges, we list options on stocks and indexes that meet certain minimum criteria. For example, for stock options, there must be at least seven million shares of the underlying stock available for public trading, with at least 2,000 holders of the security. In addition, there must be active public trading in the underlying stock, and that stock must meet certain minimum price tests. There also are specialized rules for listing options on certain types of securities, such as shares of mutual funds, trust-issued receipts and American Depositary Receipts. We apply these criteria ourselves and select securities to list from among those that meet the various criteria. Generally, we seek to list options that account for substantial trading volume on the other options exchanges or that we believe account for significant member trading interest.

Our revenues are derived primarily from transaction fees generated from trades executed by our members on our exchange, market data fees and software and access fees. We have also received substantial revenue from sales of Class B memberships on our exchange, although we do not anticipate making any additional sales of such memberships in the near future. We are rolling out new products, such as options trading based on proprietary sector indexes and are still in the early stages of introducing market analyses based on data generated by market activity on our exchange.

ISE Overview

We are one of the leading options exchanges in the world. During 2003, our customers traded an average of 971,699 equity options contracts per day on our exchange, which represented 29.5% of the total market volume of equity options traded on all U.S. options exchanges. For 2004, our equity volume increased to 1,431,624 options contracts, a 47.3% increase over 2003. This represents an equity options market share of 33.3%. During the nine months ended September 30, 2005, our average daily equity volume increased to approximately 1.7 million options contracts compared to approximately 1.4 million for the comparable period in 2004; however, our U.S. equity options market share decreased to 32.7% from 33.1% for the comparable period in 2004. During the nine months ended September 30, 2005, our average daily index options volume was approximately 16,000. We began to actively market our index trading initiatives in 2005. Prior to 2005, our volume of index options trading was minimal. Our non-broker-dealer customer orders, for which we do not charge any fees except for options on our premium products, increased to 41.6% of our total sides during the nine months ended September 30, 2005 compared to 38.3% for the comparable period in 2004. The following chart shows our equity options market share and that of our U.S. competitors for the first nine months of 2005.

Equity Options Market Share by Contract Trading Volume - Nine Months Ended September 30, 2005

Source: derived from OCC data

For information concerning computation of our market share, trading volumes and other operating measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

ISE was founded on the principle that technology fosters and infuses new efficiencies and operational innovations into securities trading. After developing a market structure that integrates auction market principles into a screen-based trading system, we launched the first fully electronic U.S. options exchange in May 2000. By creating a new market structure and eliminating the high overhead costs associated with a traditional floor exchange, we have been able to attract significant trading volume.

Prior to the launch of our operations, all of the exchanges trading equity options used the traditional floor exchange model, where individuals met at a physical facility to trade. In addition to being expensive operationally, the various exchanges did not trade one another’s listings and thus did not compete directly until our intention to launch an exchange became known. Trading costs were high, both due to the high operational expense of trading floors and lack of competition, even as other financial markets embraced technology to achieve efficiencies and enhance liquidity. We believe that we have promoted significant change and innovation in the options trading industry. With virtually all of the most actively-traded options being cross-listed on multiple exchanges by the end of 2001, we traded more volume on average in 577 of our total of 840 listed issues in the third quarter of 2005 than any other options exchange, which suggests that we are the exchange preferred by market participants for approximately 69% of our listed options. The following chart shows the number of issues in which we had the most volume from the first quarter of 2002.

Source: derived from OCC data

Even as the options industry has evolved in response to our model, we have established ourselves as a market of unprecedented liquidity in the exchange-traded options industry, which is characterized by constant and competitive price quotes of considerable size. Further, our transaction fees are among the lowest in the industry and our execution speed is an average of fractions of a second. In addition, our exchange provides for anonymity and quotations that are firm for the full displayed size to all incoming orders, enabling equality of execution for all market participants.

We believe many of the disadvantages of a traditional floor-based exchange were successfully addressed by our model of options exchange. The ISE model, which is based on fully electronic operations and the active participation of multiple market makers, divides all option series traded on the exchange into 10 separate “bins.” Each bin includes one PMM and up to 16 CMMs, each with streaming quotation capability, to engage in competitive bidding for a given option series. As a result, we generally provide superior liquidity and cheaper and faster order execution. ISE, with multiple market makers, relies on state-of-the-art technology to facilitate constant quotations across ranges of listings. We similarly are better adapted than traditional floor- based exchanges to receiving and executing multiple related trades from customers employing sophisticated and complex trading strategies. Unlike floor-based exchanges, we also provide anonymity. Broker-dealer customers who might otherwise hesitate to bid competitively with floor-based specialists can make aggressive bids anonymously on an electronic exchange. Unencumbered by the floor brokers, telephones, hand signals and physical and operational requirements of a trading pit, ISE and electronic trading systems of other exchanges offer faster order execution. The traditional floor-based exchanges are continuing to make important changes in their operations that threaten to curb the growth of, or reduce, our trading volume. In addition, as all of the traditional floor-based exchanges introduce electronic trading capabilities to operate in tandem with their trading floors, certain qualities of our market are becoming more common at other options exchanges. For example, the bid/ask spreads of other exchanges, with the exception of AMEX, are now similar to the narrow bid/ask spreads of our exchange.

In addition, the ISE model remedies shortcomings of the traditional FIFO approach to trade allocation. First, we rely on specialists known as PMMs, each of whom is required to maintain continuous quoting in all option series in its bin, so that there is never a time when listings are displayed without quotations. Secondly, our trading platform requires that quotes and orders specify both price and size, or the number of options available at the specified price. Following execution of all customer orders, market maker and broker-dealer orders share trades based on size, rather than time, and are allocated proportionally to the size quote they are displaying when orders are filled. We call this our “price/size” approach to allocating orders. In order for a market maker to increase its opportunity to receive the largest proportional allocation of an order, it must display a quote of a larger size than competing quotes. We believe that our success in attracting significant trading volumes to our exchange has been due, in part, to our ability to incentivize market makers to quote the best possible price with the largest possible size. While the obligation of BOX’s market makers to maintain quotations in its listings on an ongoing basis seems intended to remedy the “empty screen” problem that has plagued traditional FIFO-based exchanges when no participant has entered an order in a listed option, BOX’s limited operating history makes it difficult to ascertain whether BOX will also succeed in addressing other shortcomings of the traditional FIFO model.

Our revenues consist primarily of transaction fees, other member fees and market data fees related to transactions executed on our exchange. We generated $125.4 million in total revenue in 2004 compared to $100.5 million in 2003 and $73.4 million in 2002. Our net income in 2004 was $26.2 million compared to $20.2 million in 2003 and $0.8 million in 2002. In the nine months ended September 30, 2005, we generated total revenue of $105.7 million and net income of $25.4 million compared to total revenue of $90.6 million and net income of $20.1 million for the same period in 2004.

History of Our Business

In 1997, William A. Porter, then-chairman of E*TRADE, and his colleague, Martin Averbuch, began to research the costs and barriers preventing retail investors from buying and selling options. William A. Porter and Martin Averbuch began to negotiate directly with the existing options exchanges to lower costs by attempting to facilitate arrangements similar to those available for stocks in the traditional over-the-counter and third markets, where exchange-listed stocks were traded over-the-counter to avoid exchange-related transaction costs. Due to the resistance of the existing exchanges, they were unable to obtain concessions on execution costs. William A. Porter and Martin Averbuch then engaged David Krell and Gary Katz, former executives of NYSE’s options division, to examine the feasibility of developing a new U.S. options exchange.

In order to support the creation of a new exchange, William A. Porter and Martin Averbuch used their collective expertise and relationships within the securities industry to form ATP in 1998. ATP was a consortium of broker-dealers and other investors whose purpose was to arrange financing for the development of ISE and, ultimately, to create order flow for the new exchange. Through its purchase of our initial memberships, ATP raised capital that comprised all of the initial seats other than four that were sold to David Krell and two that were sold to Gary Katz. The initial capital contributed by ATP as consideration for those memberships was used to assemble the technology, technical and market expertise and regulatory staff fundamental to the creation of a new securities exchange. ATP took the lead in identifying the broker-dealers who would eventually become our original market makers, some of whom remain participants in ATP. ATP sold and leased memberships in ISE to these broker-dealers and others. ATP continues to play a role in our business through its affiliate, Adirondack Electronic Markets LLC.

After obtaining funding from ATP whose purchase of exchange memberships provided initial development capital, we launched operations on May 26, 2000, becoming the first registered exchange approved by the SEC since 1973 and also became a part owner of OCC. On May 23, 2000, we purchased a one-fifth equity interest in OCC for $1.0 million. OCC issues and clears all U.S.-listed options, as well as certain futures and options on futures on a number of underlying financial assets including common stocks, currencies, stock indexes and interest rate composites and is the world’s largest clearing corporation for options. See “—Relationship with OCC.” We are also a participant exchange in OPRA, the designated securities information processor for market information generated by trading of securities options in the United States. See “Regulation—Surveillance.”

We have grown rapidly since our inception. Within three months of our launch, we had traded more than one million options contracts. By the end of our first year, we had traded 25 million contracts. By the end of 2001, we had traded over 65 million contracts, completed a major trading system upgrade and become the third-largest U.S. options exchange as measured by the total number of equity options contracts traded. We experienced further growth in 2002, achieving our goal of listing equity options representing 90% of the ADV of contracts traded in the U.S. options industry. The following chart illustrates our annual equity options contract volume from 2001 to September 30, 2005.

ISE Equity Options Contract Trading Volume By Year

Source: derived from OCC data

We make improvements to our technology infrastructure on a continuous basis and have generally made significant upgrades approximately twice a year since our inception. This has established a foundation that allows us to offer enhanced trading capabilities. These upgrades also often include enhanced flexibility for participants on our exchange. For example, we have discarded the industry practice where market makers quoted one size for customers and a different (smaller) size for broker-dealers and market makers, and have introduced our “one size fits all” trading rule to ensure that members receive the same order execution privileges granted to customers (non-broker-dealers) regardless of order size. See “—Our Business—Additional Attributes of Our Electronic Platform.” We were the first options exchange to move to a “one size fits all” model providing automatic execution at the disseminated quotation price for all incoming orders. While BOX also offers this “one-size” automated access to its quotations, the floor-based exchanges have only taken limited steps in this direction. None of the floor-based exchanges provide automated executions up to the full size of their quotations for all participants. In 2003, our improved trading platform enabled us to become the largest equity options exchange in the world based on contract trading volume. The SEC approval of our trading rule marked the first time in the 29-year history of the U.S. options market that market makers and broker-dealers received the same order execution privileges as customers. Another improvement to our trading platform, ISEspreads®, allows members to execute complex orders—consisting of multiple simultaneous call or put trades, known as “legs”—against bids and offers posted in our regular order book. For example, purchasing a straddle is a trading strategy used to profit from high volatility in an underlying stock by combining a long put and a long call. Using ISEspreads®, a trader is able to instantaneously purchase straddles (both the put and call legs), where all legs of the straddle are purchased in the same market at a net price in a single transaction.

We have expanded our offerings and beginning in 2003, we implemented the technological and regulatory foundation to trade index options. In 2005, we began to actively market our index trading initiative which includes both proprietary and licensed indexes. Prior to 2005, our volume in index options trading was minimal. We currently have listed options on 19 indexes. The following chart reflects the growth in our index options volume in 2005:

	Q1-05	Q2-05	Q3-05
Industry index options ADV (in thousands)	477	516	531
Our index options ADV (in thousands)	5	18	23
Our index options market share	1.1%	3.6%	4.2%

In December 2003, to leverage our large body of market data, we launched ISEE®, which measures opening non-broker-dealer customer transactions in call and put options, providing investors with information on the customer buying and selling activity within the largest equity options exchange, by contract trading volume, in the world.

In April 2004, we introduced Delta-Neutral or “buy-write” functionality allowing investors to hedge a stock holding by trading an option together with its underlying stock at the same time.

In November 2004, we implemented new functionality we refer to as our “solicited order mechanism” which provides our EAMs with a method for matching their unsolicited non-broker-dealer customer orders, that consist of 500 contracts or more, with orders that the EAMs solicit from other broker-dealers. Prior to the introduction of the solicited order mechanism, in order for an EAM to cross an unsolicited non-broker-dealer customer order with a solicited order, the EAM was required to enter the unsolicited non-broker-dealer customer order into the regular market, wait at least 30 seconds, then enter the solicited order. This method did not offer EAMs any guarantee that they would be able to cross their orders, because the unsolicited non-broker-dealer customer orders could interact with regular orders in the marketplace during the 30 second waiting period. Now, however, by entering the paired orders into the solicited order mechanism, the EAMs have a greater degree of likelihood that the two orders will execute against each other. The solicited order mechanism also includes a price improvement feature that exposes the unsolicited non-broker-dealer customer order to the entire marketplace for ten seconds for possible price improvement.

In 2005, we listed options on SPDRs®, an ETF commonly referred to as “Spiders” and DIAMONDS®, another ETF. We entered into litigation with McGraw-Hill and Dow Jones regarding our decision to list these ETFs without a license. On September 1, 2005, the court issued an opinion and order granting our motion to dismiss McGraw-Hill’s complaint and denying Dow Jones’ motion for a preliminary injunction in lawsuits brought against us by McGraw-Hill and Dow Jones regarding our rights to list options on ETFs without a license. As a result of our successful dismissal of this litigation, we and other options exchanges may now list options on ETFs that previously had been exclusively listed, some of which represented a meaningful amount of volume. Dow Jones and McGraw-Hill have each filed an appeal with the U.S. Court of Appeals for the Second Circuit. See “—Legal and Administrative Proceedings.”

On March 14, 2005, we completed our initial public offering, in which we sold 4,602,115 shares and certain of our stockholders sold 6,954,590 of our Class A common stock at $18.00 per share. The proceeds to us, less commissions and other direct selling expenses were $70.7 million.

In May 2005, we implemented new trading functionality we refer to as “split block” pricing which allows our members to trade a large order at the midpoint of the normal tick intervals. This functionality was added to meet the needs of institutional customers as it will now allow them to trade large orders at the midpoint price, effectively achieving a single weighted average price. On September 1, 2005, we listed options on DIAMONDS®.

In addition, we and two other option exchanges have introduced new functionality referred to as “preferencing,” which could permit order-entry firms (such as our EAMs) to direct order flow to certain market makers. A market maker that is quoting at the NBBO on any market that is so preferenced would receive an enhanced allocation in the trade resulting from such order. See “—Competition” for a discussion of “preferencing.”

Our Competitive Strengths

We have established ourselves as a leading options exchange. We believe the following are our core competitive strengths:

Leadership Position in the Options Trading Industry

By launching the first fully electronic options exchange in May 2000, we attracted significant liquidity from major well-capitalized financial institutions that had not previously participated in the equity options market as market maker. These liquidity providers established their commitment to us through a combination of investing in our exchange, making markets on our exchange and investing in the technology required to access our exchange. Being the first fully electronic options exchange further allowed us to introduce the efficiencies of electronic trading, which enabled us to price our services aggressively and attract significant contract trading volume. Finally, during our relatively brief history of operations, we have established brand awareness through our proven platform and innovative products. We have demonstrated our ability to capitalize on our first mover advantage: we have captured market share from traditional floor-based options exchanges, trading the highest volume of equity options in the world, with market share in December 2004 of 33.6%. In the nine months ended September 30, 2005, our ADV in equity options increased 21.3% to approximately 1.7 million options contracts compared to approximately 1.4 million for the comparable period in 2004; however, our market share decreased to 32.6% from 33.1% for the comparable period in 2004. The following charts show our market share in equity options relative to those of our five competitors for September 2005.

Equity Options Market Share by Contract Trading Volume - September 2005

Source: derived from OCC data

More Liquid Than Other Options Exchanges

We have attained unprecedented depth and liquidity, displaying quoted size larger on average than quoted size for the same options displayed on all other U.S. options exchanges. As of September 30, 2005, 750 issues were listed on our exchange, which accounted for over 90% of all equity options trading on U.S. options markets. In the nine months ended September 30, 2005, we had the highest ADV among all exchanges with respect to 614, or 68%, of those issues. We have achieved this position by attracting substantial liquidity through innovations such as “one size fits all” trading, our allocation methodology, and ISEspreads® for members who often seek to engage in complex trades. Our low transaction fees, established client-member base of broker-dealers and narrow spreads have further enhanced our liquidity. In September 2005, our bid/ask spread was better than the bid/ask spread of other U.S. options exchanges 20% of the time and equal to the NBBO 70% of the time. We are more liquid than all other options exchanges based upon weighted average quoted size available at the NBBO in the 100 most-actively traded options listed on ISE for September 2005, with the NBBO calculated without our quotes included. The weighted average quoted size is the time-weighted measurement of average quoted size. For example, a quote at a given price and size that is valid for ten seconds would have ten times more bearing on the weighted average quoted size than a quote at the same price and size that is valid for one second. The following chart shows the NBBO average size and ISE average size for the ten most actively traded options on ISE.

Option	NBBO Average Size	ISE Average Size	% by which ISE Was More Liquid
QQQQ	7,403	44,842	606%
Google, Inc.	37	128	352%
SPY	1,946	12,613	648%
Apple Computer, Inc.	464	1,491	321%
Microsoft Corp.	1,737	8,191	472%
Valero Energy Corp.	143	499	350%
General Motors	241	671	278%
iShare Russell 2000® Index	734	7,306	995%
eBay, Inc.	665	2,998	451%
McDonald’s Corp.	236	1,142	484%

Source: derived from OPRA data for September 2005

While our annual ADV for equity options has increased from 2002 to September 30, 2005, the trading mix or composition of those traded contracts has changed over time. Each year, as a percentage of total contracts traded, non-broker-dealer customer trades have increased, while market maker trades have decreased. Broker-dealer proprietary trades have generally increased over the three year period. However, the growth in non-broker-dealer customer trades has increased more dramatically.

The following table reflects our ADV for equity options as well as the percentage of those contracts traded by order type – customer, broker-dealer proprietary and market maker:

	For the Year Ended			Nine Months Ended September 30, 2005
	2002	2003	2004
Average daily equity options traded (in thousands)	604	972	1,432	1,672

Customer	31.5%	35.7%	39.1%	41.6%
Broker-dealer proprietary	6.7%	8.0%	7.4%	9.2%
Market maker	61.9%	56.3%	53.5%	49.2%

We believe that the growth in non-broker-dealer customer trading on ISE in that time can be attributed to the same features of our exchange that have appealed to our members. The contribution of non-broker-dealer customer order flow to the overall growth in our ADV has further enhanced the liquidity and depth of our markets, stimulating even more trading activity by our members, which in turn even further enhances our liquidity and appeal to members. Accordingly, we believe that trading activity by the different groups of our market participants has generally been mutually reinforcing, simultaneously increasing our liquidity and attracting additional order flow.

Efficient Cost Structure

Our business model is scalable and efficient: we operate with a small, dedicated employee force (182 full time and 4 part-time employees as of September 30, 2005); we lack the costs associated with operating a trading floor; and we contract for services we believe are more efficiently provided by others.

Low Transaction Fees

For equity options trades, excluding options on our premium products, we charge transaction fees for orders that are among the lowest in the industry. We waive transaction fees for non-broker-dealer customer orders except for options on our premium products. The following chart shows the transaction fees on equity options charged by the U.S. options exchanges for proprietary orders as of September 30, 2005. Proprietary and customer orders comprised 50.8% of our order flow in the nine months ended September 30, 2005. We believe our low cost model is a competitive advantage for us as transaction fees may be one of the factors traders consider when they send their orders to exchanges.

Indicative Proprietary Transaction Fees Per Contract Charged by U.S. Options Exchanges

	Execution Fee	Match/ Comparison Fee	Exchange Floor Broker Fee	Total	% Higher than ISE
ISE	$0.14	$0.03	$0.00	$0.17	—
CBOE	$0.24	$0.00	$0.04	$0.28	65%
Autoex	$0.24	$0.00	$0.00	$0.24	41%
AMEX	$0.19	$0.04	$0.03	$0.26	53%
Autoex	$0.50	$0.04	$0.03	$0.57	235%
PHLX	$0.20	$0.04	$0.00	$0.24	41%
Autoex	$0.45	$0.00	$0.00	$0.45	165%
PCX	$0.26	$0.00	$0.00	$0.26	53%
Autoex	$0.51	$0.00	$0.00	$0.51	200%
BOX	$0.20	$0.00	$0.00	$0.20	18%

Source: SEC filings, 1999-2005

Notes:
(1)	Fees listed do not include monies paid by non-broker-dealer customers to their executing floor brokers.
(2)	Fees listed do not include any payment for order flow paid to order-flow providers.
(3)	Fees listed do not include fees for SPDRs®.
(4)	Fee information was obtained from fee schedules publicly available from the options exchanges as of October 25, 2005.

(5)	Some fees were not discernable in their applicability to certain transactions. We used our best efforts to confirm all fees with exchange members.
(6)	Fees listed do not reflect overhead to participate as a member on an exchange, such as any membership fee.
(7)	While a vast majority of traders pay the regular transaction fee per contract, some customers may be entitled to special discounts by an exchange. Fees listed do not reflect any special policies an exchange may have in place to provide customized discounts, such as volume-based discounts or volume-related caps on transaction fees charged to an individual firm.
(8)	Autoex refers to the electronic capabilities of the traditional floor-based exchanges that allow customers to place orders and quotes remotely.
(9)	Our transaction fee varies monthly, depending on ADV of contracts traded. The fee listed is for October 2005 and is based on our ADV for September 2005.

We intend to submit a rule filing with the SEC pursuant to Section 19(b)(3)(A) of the Exchange Act to change our firm proprietary execution fee to a fixed rate of $0.15 per side from a trading volume-based rate, which is currently $0.14 per side. Such rule changes are effective upon filing, although the SEC may abrogate such rule proposals within 60 days of filing if it determines that such action is necessary or appropriate in the public interest for the protection of investors or otherwise in furtherance of the purposes of the Exchange Act.

We believe that our position as a market leader in establishing low transaction fees currently provides us with a significant advantage relative to our competitors and, based on our volume-based transaction fee schedule, will continue to provide such advantages even as we approach the minimum charges at higher volumes. Although competition is intensifying, we believe that our low-cost all-electronic structure will enable us to maintain this competitive advantage over hybrid exchanges for the foreseeable future, particularly if our competitors must cope with a dual cost structure associated with maintaining a traditional trading floor as they build out their electronic trading capabilities.

Proven Technology

We created the blueprint for our technology infrastructure in parallel with our business model, designing it “from the ground up” to be fully compatible with the needs of an exclusively electronic options exchange. We believe our trading systems are highly reliable. Our open API provides our customers direct access to our system, allowing for immediate submission of orders and amendment or cancellation of orders in the order book. Our execution speed is, on average, fractions of a second. Our central exchange system, operating with proprietary trading technology, enables our members to execute trades at this speed. All orders and quotes are electronically time stamped to ensure greater accuracy of trading.

High Level of Customer Service

We have implemented a broad range of measures that enable us to offer a high level of customer service to members trading on our exchange. We perform our own market research and utilize our findings to tailor our products and services to meet customer demands. To this end, we have engaged an independent research firm to regularly conduct customer feedback surveys and analyze the responses to guide our future product development. For example, in response to feedback we have received from institutional investors, we have developed or are currently developing various trading enhancements and functionalities that are intended to allow institutional investors to engage in large and complex trades in a timely and cost-efficient manner. Some of these new developments include our “Delta-Neutral” functionality and “split block” pricing. For more information on these products, see “—Our Growth Strategy.” In addition to customer feedback surveys, we also engage in direct mailing to our market members to provide them with information on our newly developed products and offer guidance for better utilization of our existing products and services. We believe our high level of customer service has been an important factor in our ability to maintain our leadership in an increasingly competitive market.

Strong, Seasoned and Innovative Management Team

Our strong and dedicated management team, led by two of our founders, David Krell, our President and Chief Executive Officer, and Gary Katz, our Chief Operating Officer, has significant experience in the options trading industry and in the technology sector. David Krell and Gary Katz have worked together continuously since 1986, when they were employed as Vice President and Managing Director, respectively, within the Options and Index Products division of NYSE. They and our other senior executives, including Daniel P. Friel, our Chief Information Officer, have worked together closely since 1999. In 2002, our management team was expanded by the addition of Ivers W. Riley, an internationally recognized expert on derivatives and former Chief Executive Officer of the Hong Kong Futures Exchange, as Chairman of our board. In March 2005, we complemented our management team with the addition of Thomas Ascher as Chief Strategy Officer to head our Corporate Initiatives group. Mr. Ascher has held various senior level positions and has worked in the derivatives industry for approximately 20 years.

We believe that our management team, by developing the first successful fully electronic options exchange in the United States, has demonstrated an ability to innovate, as well as to recognize and respond to market opportunities. Our management team has also successfully guided us in our initial phases despite significant competitive, regulatory and operational barriers to entry that any new securities exchange will encounter in the United States.

Our Growth Strategy

Growing Our Institutional Business by Adding New Functionality that Creates New Demand and Competes with Floor-Based Exchanges for Existing Demand

We are developing trading enhancements and functionalities intended for institutional investors, a segment management believes is still underpenetrated by the options industry. Also, while the size of our quotes and the narrow spread between the bid and ask prices quoted on our exchange, have attracted institutional order flow and encouraged increased institutional participation in the equity options market, we believe that a substantial segment of institutional order flow has remained on the floor-based exchanges or is traded off exchange, i.e., over-the-counter. To date, we have been unable to compete with traditional floor-based exchanges for certain complex and large order types that we have not yet adapted to our full electronic exchange structure. With the launch of several new products designed to accommodate such trading, we believe we are or soon will be able to offer a lower cost and anonymous alternative to manual execution on the floor of an exchange. Examples of such functionality include:

•	“Delta-Neutral” functionality is a practical application of insights from options theory, allowing investors to hedge a stock holding by trading the number of option contracts specified by the “delta” of the option (the theoretical amount that the option price will change in response to a change in the price of the underlying stock);

•	“Split block” pricing allowing investors to trade larger orders between two quoted prices; and

•	A solicitation mechanism allowing our members to cross orders.

These enhancements, along with other enhanced functionalities we have introduced, have contributed to increases in our volumes. The ADV associated with these enhanced functionalities has grown from approximately 13,000 contracts or 2% of our average daily equity and index options volume in the fourth quarter of 2002 to approximately 300,000 contracts or 17% in the third quarter of 2005.

As a registered national securities exchange, virtually all facets of our operations are subject to the SEC’s oversight, and we will be required to obtain SEC approval before introducing any new products such as those described above. See “Regulation.”

Enhancing Our Trading System to Remain at the Forefront of the Industry

Innovation in the fields of technology, market structure and trading strategies distinguishes our model and operations. In addition to our efforts to grow our institutional business discussed above, our strategic vision involves continued and aggressive investment in our electronic platform. We believe strategic opportunities will be presented to the options exchange best able to provide technical capacity to process dramatically increased electronic traffic and provide the most complete, full-featured market. Further, we believe that we are well-positioned to take advantage of this opportunity and intend to do so.

We believe that our markets have benefited from our ability to manage and upgrade our capacity, so that our market makers have been able to freely and continuously quote their listings without the friction that can result when processing capability cannot keep pace with quote traffic. The more friction that is caused by slow systems, the less willing market makers are to quote tight markets with large size. We also believe that we have developed expertise in reviewing, managing and upgrading our capacity in response to the dynamics of the market. The traditional floor-based exchanges are increasing their reliance on electronic trading systems and a new all electronic exchange has been established. While the resulting markets have tighter spreads, the quote traffic generated by each exchange is growing dramatically. As a result, our trading platform must process not only more internal quotes but also more quotes from all of the other exchanges. These developments have resulted in a dramatic increase in message traffic and demand for bandwidth capacity to process it. We believe that quote traffic will continue to increase and that maintaining adequate capacity to accommodate such traffic will be an important element of providing the best market. In the past, we have successfully upgraded our systems and capacity, even as the steady growth in both stock industry trade and quote traffic and options industry trade and quote traffic have dramatically increased. Most recently on September 27, 2005, our systems handled a record of approximately 86,000 messages a second, compared to approximately 50,000 messages a second at the time of our initial public offering.

We intend to rely more and more on our in-house applications development team as we develop and implement other strategic enhancements to our trading systems. For example, we have implemented the ability to trade combination orders that involve stock and options, called “Buy-Writes,” in a single transaction. We have partnered with NYFIX Millennium, LLC, which executes the equity portion of the stock-option combination transactions, such as the “Buy-Write” and “Delta-Neutral” orders discussed above, which is followed by our execution of the options portion. Another example is our spreads functionality, another product created by our development team, which accounted for 6.6% of our volume in the nine months ended September 30, 2005. Our in-house applications development team, which has independently designed several of our products, including ISEspreads® and “Buy-Writes,” has acquired a depth of experience in writing applications for our operations. We are now developing internally a new front-end terminal, which would replace the existing CLICK Trade™ front-end terminal with proprietary technology. This new technology would use bandwidth capacity more efficiently, receiving only the information the user is seeking, rather than the quotes on all of the more than 87,000 options series that trade on our exchange. In addition to being far more efficient with bandwidth and thus more economical for our users, the new terminal will eventually be capable of supporting connectivity to other domestic and international markets. And since the terminal will be developed in-house, we will be able to respond quickly to customer functionality requests.

In addition, we and two other options exchanges have introduced new functionality referred to as “preferencing,” which permits order-entry firms (such as our EAMs) to direct order flow to certain market makers. A market maker that is so preferenced would receive an enhanced allocation in the trade resulting from a “preference” order. See “—Competition” for a discussion of “preferencing.”

Developing New Products

We intend to leverage both our infrastructure and software development capabilities to diversify our product lines and therefore our revenue base, in particular by competing for more volume in index options, an asset class that customarily has not been subject to competition.

For example, in 2003, we implemented the technological and regulatory foundation to trade index options, a product line in which we have recently started to compete. Our index trading strategy includes:

•	Licensing new index products—We have established relationships with several index providers, including Standard & Poor’s, Nasdaq, Frank Russell Co., FTSE, NYSE, as well as others. We currently license over 40 indexes from this group, which will be the basis for over 50 new products. We currently list eight of those products and intend to roll out the remaining products pending SEC approval.

•	Creating proprietary indexes—In September 2004, we began disseminating our first three proprietary indexes—ISE 50™, ISE 100®, and ISE 250™. These are broad-based indexes designed to track the performance of the most highly capitalized publicly traded companies in the United States. ISE 250™ Index generally includes the top 250 stocks listed on U.S. equity markets and ranked by market capitalization. ISE 50™ Index is a subset of ISE 250™ Index, comprising the top 50 stocks. ISE 100® contains the top 100 most actively traded equity option classes on ISE. The indexes are calculated and maintained by Standard & Poor’s based on a methodology we developed in consultation with Standard & Poor’s. In June 2005, we launched options on five proprietary sector indexes: ISE Gold™, ISE Semiconductors™, ISE-CCM Homeland Security™, ISE Oil and Gas Services™ and ISE Homebuilders™. In July 2005, we expanded our sector index offering with the launch of ISE SINdex™ Index, ISE Bio-Pharmaceuticals™ Index and ISE U.S. Regional Banks™ Index. On July 19, 2005, we launched options on ISE 250™ Index, our first broad based proprietary index and expanded this offering on July 25, 2005 with ISE 50™ Index and ISE 100® Index.

•	Seeking to end the license exclusivity that certain exchanges currently enjoy with respect to certain indexes —We have aggressively sought an end to exclusivity in certain indexes by demonstrating the benefits of multiple listing to index licensors. In 2004, we successfully brought an end to exclusivity in NASDAQ-100® Index, all Russell indexes (including Russell 1000® and 2000®), and S&P MidCap 400®. We currently list options on S&P MidCap 400®, the NASDAQ-100® , Mini NASDAQ-100®, Russell 1000® Index, Russell 2000® Index and Mini-Russell 2000® Index.

Additionally, we have, for the time being, successfully brought an end to the exclusive listing of options on DIAMONDS®, and were instrumental in causing the listing of options on SPDRs®, which had previously not been listed on any exchange. See “Business—Legal and Administrative Proceedings.”

As part of our effort to offer more options to investors and increase competition, we have sought to end the practice of exclusive listing of certain ETFs, a practice which was premised on the claim that exclusive licenses to the underlying ETF indexes had been granted to certain options exchanges listing options on these ETFs. For example, Dow Jones granted an exclusive license to CBOE to list options on DIAMONDS®, an ETF that holds shares of stock of companies in the Dow Jones Industrial AverageSM.

•	On January 5, 2005, we announced our plans to list options on SPDRs®, an ETF commonly referred to as “Spiders.” On January 6, 2005, McGraw-Hill, the parent company of Standard & Poor’s, obtained a temporary restraining order from a federal court in the Southern District of New York barring us from listing options on SPDRs® without a license from McGraw-Hill for the use of, among other things, the S&P 500® Index and related trademarks. Effective as of January 10, 2005, we became party to a definitive five-year license agreement with McGraw-Hill authorizing us to list options on SPDRs®, and we, along with other options exchanges, began listing options of SPDRs®. We made a motion to dismiss McGraw-Hill’s complaint, arguing that an index provider does not have a protectable property right in an ETF that is based on its index, and therefore we were not required to obtain a license from the index provider to list options on that ETF.

•	In May 2005, we announced our plans to list options on DIAMONDS®, another ETF. Subsequent to our announcement, Dow Jones obtained a temporary restraining order barring us from listing options on DIAMONDS® without a license. Unlike SPDRs®, we did not enter into a license agreement with Dow Jones authorizing us to list options on DIAMONDS® during the litigation.

•	The SPDRs® and DIAMONDS® litigation were consolidated by court order into one matter. On September 1, 2005, the court issued an opinion and order granting our motion to dismiss McGraw-Hill’s complaint and denying Dow Jones’ motion for a preliminary injunction. On September 1, 2005 we listed options on DIAMONDS®. On September 6, 2005, we entered into a stipulation of dismissal with Dow Jones pursuant to which Dow Jones’ complaint was also dismissed in its entirety with prejudice. Dow Jones and McGraw-Hill have each filed an appeal with the U.S. Court of Appeals for the Second Circuit.

As a result of our successful dismissal of this litigation, we and other option exchanges now list options on DIAMONDS® (which previously had been exclusively listed), and options on SPDRs® (which previously had not been listed on any exchange), which represent a meaningful amount of new options volume. We also intend to identify and evaluate other ETFs that attract sufficient member and investor interest to warrant adding them to our product offerings.

Lastly, we continue to explore opportunities in other asset classes where we believe we could add value. As part of this effort, we will join the CTA/CQ Plans and have joined the OTC/UTP Plan. The CTA/CQ Plans cover quotation and last sale information for stocks listed on NYSE and AMEX. The OTC/UTP Plan covers quotation and last sale information for Nasdaq stocks. We believe opportunities exist for us to add value and expand our offering by creating an exchange facility to electronically trade equity securities which capitalizes on the changes occurring in the equities market trading patterns and equity market structure. In addition, this would allow us to compete with other U.S. options exchanges that also have the ability to trade equities as well as compete against other larger trading venues.

Offering a Market Data Product Suite

Our operations generate significant volumes of raw market data. As do all of our competitors, we currently distribute this market data in return for a trade-based fee to OPRA, which consolidates it with data OPRA receives from other options exchanges and redistributes it to vendors and customers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We believe that we can leverage our market data that we generate more profitably by analyzing, packaging and marketing it to market makers, broker-dealers, investors and institutions in new and different ways. For example, in 2003, we devised ISEE®, an index based on purchases of long calls and long puts that is designed to show how investors view stock prices. By collating the buying decisions of options investors, ISEE® may enable investors to gain a better understanding of marketplace trends, which can help refine investment decisions. In October 2005, we announced that we intend to offer an enhanced version of ISEE® in the first half of 2006 which would allow subscribers to identify bullish and bearish investor sentiment for any issue traded on ISE, including ISE proprietary and licensed indexes and customized sectors. The enhanced sentiment offering will be available on-line to investors on a subscription basis, as well as through a broker marketing alliance program. We also announced we would provide, on a subscription basis, access to depth of market data to provide transparency for investors beyond the best bid and offer by offering a consolidated view of tradable prices and liquidity. We intend to roll out a more enhanced and robust market data suite in 2006.

Selectively Pursuing Strategic Alliances and Acquisitions

We intend to selectively pursue acquisitions or enter into strategic alliances that will enable us to strengthen our current business, diversify our revenue stream, enter new markets and advance our technology. We may also pursue partnerships and commercial agreements to take advantage of potential changes in our industry. We view the use of strategic alliances and partnerships as a potentially cost-effective means for accessing overseas markets in options trading. Rather than launching stand-alone operations in those markets, we believe that partnering with well-established local exchanges will allow us to develop new revenue channels while avoiding the risks and significant investments in overhead and staff that a stand-alone operation may involve. We are presently exploring the possibility of creating order flow links with cooperating exchanges outside the United States and other strategies for broadening our product offerings.

Our Business

We have three classifications of members—PMMs, CMMs and EAMs—all of whom must be SEC-registered broker-dealers and otherwise qualified as “members” of our exchange (as defined in our amended and restated constitution and rules) to trade on our exchange. The following chart shows our member classifications:

Our listed options are divided into ten groups, known as bins. New options series are assigned to their respective bins by an allocation committee which consists of 13 individuals who are employees of EAMs and appointed to the committee by our CEO. The exchange, prior to the start of trading, originally sought to establish a degree of balance in each bin by assigning listings after considering the securities exchange, volatility, price and volume of the underlying stock as well as the country and industry sector of the related issuer. Since our inception, however, we have made no efforts to maintain any such balance and now typically allocate listings to bins after considering the level of performance and customer service demonstrated by the PMMs of the bins seeking to acquire those new listings. Because the levels of performance and customer service vary across bins, some bins are stronger than others and therefore enjoy more success in acquiring desirable new listings.

Order Flow and Ownership of Memberships

Market makers on all exchanges must trade to profit. Because they can quote at both the bid and ask prices simultaneously, market makers are also able to buy and sell simultaneously, profiting from the spread between the bid and ask prices. While market makers, with their obligations to quote, provide a market for other traders, they are also in business to profit for themselves. In order to do so, they must be able to exploit the bid/ask spread by trading often and in significant volume. Thus, market makers depend on order flow to trade, profit and generally conduct their business. Order flow is essential to the business of market making, and market makers generally seek to trade on exchanges where order flow is greatest. The market maker exchange structure is based on the principle that market makers can be enlisted to provide markets in their options listings in return for the opportunity to profit from the bid/ask spread. Thus, the profit opportunity for the market maker arises from its trades against order flow rather than in its role in providing markets across several listings. Market makers could theoretically produce better profits if they were able to abandon their low volume listings for listings with robust order flow. The rules of ISE and other exchanges are intended to prevent this by allocating a mixture of high volume and low volume listings to market makers. The price of acquiring an exchange membership and the obligations associated with such membership represent the costs to the market maker of interacting with and trading against an exchange’s order flow.

For these reasons, we believe that market makers provide us with liquidity because of the EAM order flow that we attract. We do not believe ownership of equity interests in ISE constitutes a significant factor in the decisions of our members to direct order flow to our exchange. We believe that we attract order flow—both non-broker-dealer customer and broker-dealer order flow—due to the trading benefits of our exchange, including size of quotes, tightness of spreads, low cost and anonymity.

PMMs and CMMs

PMMs are market makers with significant responsibilities, including oversight of the opening of trading in their assigned bins and continuous quoting in 100% of their assigned bins. PMMs are also responsible for ensuring that customer orders are executed at the best available price whether it is available on ISE or another options exchange and are responsible for maintaining linkages to other exchanges so that orders can be rerouted when necessary to capture the best price.

Each bin has one PMM and contains the stock options for which the PMM is responsible. In addition to maintaining quotations in the options in their assigned bins, PMMs may conduct a limited amount of trading (up to 10% of their quarterly contract volume) in options outside their bin. In order to become a PMM, a member must purchase or lease a Class B-1 membership.

CMMs are market makers who quote independently and add depth and liquidity to the market. Each CMM is required to provide continuous quotations in at least the lesser of 60% of the options in their assigned bin or 60 options classes. There may be up to 16 CMMs appointed to each of the ten bins on the exchange. In addition to providing quotations in the stock options in their assigned bins, CMMs may also conduct a limited amount of trading (up to 25% of their quarterly contract volume) in options outside their bin. Similar to the requirement that a member must purchase or lease a Class B-1 membership in order to become a PMM, a member must purchase or lease a Class B-2 membership in order to become a CMM.

PMMs and CMMs receive several benefits to reward them for ensuring liquidity in their designated bins. First, PMMs and CMMs have the right to submit quotes for both the bid and ask prices of a given option series, known as “two-sided quotes,” and have the capability through our powerful quotation system of updating multiple quotes in a single message transmission. PMMs and CMMs are not subject to any contractual or rule-based limits on trading within their specified bins, so market makers can theoretically trade in unlimited volume, so long as they quote the best price. In addition, the PMM and CMMs for a specified bin have the opportunity to make markets in approximately 60 options and also have limited rights to trade options assigned to other bins. Because of the especially important role that they play in their designated bins, PMMs receive a minimum guaranteed percentage of incoming orders that are allocated among other market maker quotes and non-customer orders at the same price as the PMM’s quote. This minimum percentage is only executed up to the actual size of the PMM’s quote. The PMM is also given preference over other market makers and non-customer orders for execution of small orders but only when the PMM is quoting at the best price. Our recent adoption of preferencing, which allows our EAMS to direct order flow to certain market makers, may reduce the value and benefits attributable to our Class B-1 memberships. A PMM’s prerogative over other market makers and non-customer orders for the execution of small orders when the PMM is quoting at the best price, as well as its guaranteed minimum percentage of incoming orders, are overridden when an order is preferenced to another market maker. We are in the process of amending our payment for order flow program to accommodate the introduction of preferencing. Under the newly amended proposal, which has been approved by our board and will be filed with the SEC, we propose to establish a separate pool of funds for each preferenced market maker that participates in the program. That is, when a market maker is preferenced on an order, any payment for order flow fee that is collected in connection with the execution of that order will be placed into the preferenced market maker’s pool, with payment administered by the preferenced market maker. If no market maker is preferenced on the order, any payment for order flow fee that is collected in connection with the execution of that order will continue to be placed into the single pool of funds for that trading bin, with payment administered by the PMM. This amendment to our payment for order flow program is similar to an amendment recently made by PHLX to its program.

Most PMMs and CMMs are large, global financial institutions with significant capital bases and substantial trading experience. As of December 7, 2005, we had outstanding 10 PMMs and 146 CMMs. The seven broker-dealers that act as our ten PMMs are:

•	Citigroup Derivatives Markets Inc. (a subsidiary of Citigroup Inc. (acts as PMM for two bins));

•	SLK-Hull Derivatives LLC (a subsidiary of Goldman, Sachs & Co. (acts as PMM for two bins));

•	Citadel Derivatives Group LLC (acts as PMM for two bins);

•	Merrill Lynch Professional Clearing Corporation (a subsidiary of Merrill Lynch & Co.);

•	UBS Securities LLC;

•	Timber Hill LLC (a subsidiary of Interactive Brokers Group LLC); and

•	Strategic Investments I, Inc. (an affiliate of Morgan Stanley & Co. Incorporated).

EAMs

The liquidity generated by PMMs and CMMs in each bin is absorbed or taken into the market through the participation of EAMs. EAMs are registered broker-dealers who may place orders for their own accounts and the accounts of institutional and retail investors, but may not submit quotations or otherwise make markets on our exchange. EAMs are permitted to trade in any bin and generate significant order flow. EAMs pay only an access fee and unlike PMMs and CMMs are not required to purchase Class B-1 or Class B-2 memberships. Our Class B-3 memberships are associated with the right to trade as an EAM on our exchange.

In addition to the advantages of our competitive pricing and electronic order execution, we believe that EAMs derive significant benefits from trading on our exchange that traditional floor-based exchanges do not typically offer. Because of our electronic trading system, EAMs are not required to pay floor brokerage commissions that are customary on traditional exchanges. We believe that the elimination of these commissions and fees results in significant cost savings to EAMs relative to what they would otherwise pay on traditional floor-based exchanges. Additionally, because the options we list represent 90% of all equity option trading volume, we offer EAMs a highly liquid market in the most actively traded options issues. We also reward EAMs for bringing order flow to our exchange by allowing them to trade, under certain circumstances, against at least 40% of their own customers’ block-size order flow. Some of our competitors similarly reward those of their members who provide order flow to their respective exchanges.

As of December 7, 2005, we had 134 EAMs.

Current Membership Structure

Our rules currently allow for 10 PMMs and 160 CMMs. Of the CMMs, a total of 146 have been sold. The number of authorized Class B-1 and Class B-2 memberships may not be increased without the consent of both the board and a majority of both existing Class B-1 members and Class B-2 members and the SEC. To increase the maximum number of authorized Class B-2 memberships from 100 to 160, we obtained approval from our Class B-1 and Class B-2 members on November 18, 2002 and December 10, 2003 and SEC approval on January 30, 2003 and February 5, 2004. 46 of these Class B-2 memberships had been sold by us as of December 7, 2005 at a price of $1.5 million per Class B-2 membership.

Ownership of More than One Membership

Broker-dealers may obtain more than one class of membership on our exchange. It is possible to be a PMM in one bin, become a CMM to make markets in other bins and have an EAM membership to enter agency and proprietary orders in all options in all bins. Firms that are both market makers and EAMs must conduct those activities separately due to the risk of price manipulation. In addition, a member may not be both a PMM and CMM in the same bin, and PMMs and CMMs are not permitted to execute orders on behalf of institutional or retail investors. The maximum number of PMMs that any member can operate is one, though our board can waive this requirement under certain circumstances. However, under our amended rules, our board may not waive this requirement if doing so would result in a member (together with any of its affiliates) being approved to exercise the trading privileges associated with more than 20% of our PMMs, or two PMMs. Currently three firms, Citigroup Derivatives Markets Inc., a subsidiary of Citigroup Inc., SLK-Hull Derivatives LLC, a subsidiary of Goldman, Sachs & Co., and Citadel Derivatives Group LLC each operate two PMMs. Similarly, the maximum number of CMMs that any member can operate is 10. Our board may also waive this requirement so long as such waiver would not result in a member (together with any of its affiliates) being approved to exercise the trading privileges associated with more than 20% of our CMMs, or 28 CMMs.

Supported-Order Types

We currently offer the following types of orders.

•	Market order: an order to buy or sell a stated number of options contracts that is executed at the best price obtainable when the order reaches ISE.

•	Limit order: an order to buy or sell a stated number of options contracts at a specified price or better. There are two types of limit orders:

•	Non-marketable limit order: a limit order to buy or sell below or above the best offer/bid on ISE.

•	Marketable limit order: a limit order to buy/sell at or above/below the best offer/bid on ISE.

Limit orders can be modified as follows:

•	Fill-or-Kill order: a limit order that is to be executed in its entirety as soon as it is received and, if not so executed, treated as cancelled.

•	Immediate-or-Cancel order: a limit order that is to be executed in whole or in part upon receipt. Any portion not so executed is to be treated as cancelled.

•	All-or-None order: a limit or market order that is to be executed in its entirety or not at all.

•	Stop order: an order that becomes a market order when the stop price is reached. A stop order to buy is selected when the option is bid or trades on ISE at or above the specified stop price. A stop order to sell is selected when the option is offered or trades on ISE at or below the specified stop price.

•	Stop limit order: an order that becomes a limit order when the stop price is reached. A stop limit order to buy is selected when the option is bid or trades on ISE at or above the specified stop price. A stop limit order to sell becomes a sell limit order when the option is offered or trades on ISE at or below the specified stop price.

Execution

Several features of ISE’s trading platform distinguish it from traditional floor-based exchanges:

•	Processing of Quotes or Orders. Because our exchange is fully electronic, we do not require a number of the features that are customarily found on traditional floor-based exchanges. Instead of having to rely on floor brokers, for example, EAMs can easily place their orders through their computer terminals. Each order is routed to our central exchange system, which seeks to match it with orders and market maker quotes of appropriate size and price. The PMM and the CMMs for a given bin submit quotes for a given options series through an electronic interface. PMMs and CMMs from other bins may also submit orders on the same options series, subject to the limitations on outside trades described above. The system processes the best bid and ask prices from each of the market makers that have submitted quotes. These are integrated with orders entered by EAMs and market makers through their electronic terminals. Orders and market maker quotes are then matched in the central exchange system.

•	Intraexchange Competition. On ISE, bids and offers for a given options series may be made by up to 17 different market makers, which results in significant intraexchange competitive bidding.

•

Anonymity. Anonymity is another feature of trading on ISE that distinguishes us from our traditional floor-based competitors. On the traditional exchanges, the broker-dealer acting as the specialist for a given option series has primary responsibility for setting the bid and ask prices for that series. A number of studies have concluded that such direct and public interaction between specialists and other market makers may have a general tendency to inhibit competitive bidding and therefore result in artificially wide spreads between bid and ask prices. On ISE, however, while quotes submitted by the market makers are processed and displayed electronically through our automated trading system, the identity of the market makers submitting quotes, as well as the identity of our EAMs submitting orders, is never disclosed to market participants. We believe that the tightening of spreads between bid and ask prices that the market has experienced since we launched our operations in 2000 is at least partly attributable to greater competition fostered by anonymous trading on ISE.

•	Execution of Block-Size Orders. ISE has developed and implemented three electronic mechanisms to help our members execute block-size transactions, which we define as orders of at least 500 contracts. The Block Mechanism allows a member to enter a block-size order for which it is seeking the other side, the Facilitation Mechanism allows a member to enter a block-size order with a counter order for the members’ own account, and the Solicited Order Mechanism allows a member to enter a block-size order with a counter order it has solicited from other parties. All of these mechanisms conduct electronic auctions by exposing orders to the marketplace for a specified period of time. During this exposure time, all members can electronically participate in the trades. We believe that these mechanisms are responsible for attracting additional trading volume to ISE.

Allocation Algorithm

We have embedded an allocation algorithm in our trading system that has been specially designed for the electronic trading of options. Our algorithm manages trading in each individual options series so that all customer orders are executed before any orders submitted by market makers or broker-dealers trading for their own accounts. Following execution of all customer orders, market makers and broker-dealers are prioritized based on size, rather than time, and are allocated a portion of the trade proportionally to the size of their quote or order. Our bifurcated treatment of customer and broker-dealer orders enables us to attract significant volumes of customer order flow while also incentivizing market makers to quote significant size. The result has been depth and liquidity that has been unprecedented for an options exchange. Based upon average quoted size available at the NBBO in the 100 most-actively traded options listed on ISE in the nine months ended September 30, 2005, our displayed quotes were larger on average than quotes for the same options series displayed on all other U.S. option exchanges. Other exchanges, however, are also adopting methodologies like ours.

Away Market Protections

To ensure that each customer order receives the best available price, in cases where the best available price on ISE is inferior to the NBBO, the applicable trade “locks” on our exchange to give the applicable PMM who is acting as “specialist” for their assigned options series an opportunity to either match the NBBO or seek execution of a new order for the non-broker-dealer customer order on the exchange displaying the NBBO. All of the options exchanges are required by the SEC to provide the same “away market” protection that we provide.

Additional Attributes of Our Electronic Platform

•	Order Management. Through our open API, customers have direct access to our system, allowing for direct submission, amendment and cancellation of orders in the order book.

•	Execution in Fractions of a Second. Our central exchange system is powered by Alpha and Intel-based servers from H-P. Our order processing system is powered by Sunfire® servers from Sun Microsystems. Operating with proprietary trading technology, our system enables our customers to execute trades in fractions of a second.

•	Accurate Audit Trails. The rapid execution and electronic time stamping of orders and quotes, coupled with electronic trade matching, contributes to the accuracy of trading on our exchange.

•	Open Interface Programming. Our proprietary open interface uses an API, a feature of our system that allows members to design their own trading applications that work directly with our central exchange system. The API facilitates member access to our central exchange system and is the gateway through which we send and receive execution and market information directly to and from members.

•	“One Size Fits All.” Traditionally, quotations made by market makers on the traditional floor-based exchanges did not have to be the same for orders placed by broker-dealers and orders placed by non-broker-dealers. We introduced our “one size fits all” trading rule to ensure that our market makers and broker-dealers receive the same execution privileges granted to customer (non-broker-dealers) orders regardless of order size. In our “one size market,” the displayed size of market maker quotes is “firm” with respect to all incoming orders. We believe that adopting the “one size fits all” approach to orders places all of our market makers, broker-dealers and customers on a more level playing field and has helped us to increase order flow.

•	ISEspreads®. ISEspreads® allows our members to execute complex orders—consisting of multiple simultaneous call or put trades—against bids and offers posted in our regular order book.

Technology

We operate a fully electronic exchange for equity options. Orders and quotes are submitted electronically into an order book by multiple market maker and broker-dealer participants. Trades are executed automatically when orders and quotes match, and executions are automatically reported to our members and to OPRA for dissemination to the public.

Technology is fundamental to our overall business. We are committed to the ongoing development, maintenance and use of technology and to providing our members with technological solutions. We expensed $10.2 million on our technology in the nine months ended September 30, 2005, which constituted 17.2% of our total expenses, and capitalized $1.2 million.

Our technological initiatives are focused on continuing to leverage a mix of internally developed and externally obtained technology, leveraging technical infrastructure to support product diversification, and investing in capacity, reliability, flexibility and open and low-cost access to our trading system.

Three major components work in unison to power our technology environment.

Central Exchange System and Connectivity Options

Our central exchange system is the heart of our marketplace: processing quotes from market makers, receiving orders from EAMs, tracking activity in the underlying markets, executing trades in the matching engine and broadcasting trade details to participating members. Utilizing our telecommunications network with multiple links over diverse routes, the central exchange system also performs numerous other functions, including receiving market data feeds, reporting real-time trades and quotes to OPRA for dissemination to market data vendors, and transmitting a record of all trading activity to OCC for clearing and settlement purposes. Our central exchange system consists of multiple servers and uses clustered databases, providing reliability, configuration flexibility and scalability to handle high volumes of transactions.

We offer several ways for our members to connect to our central exchange system: (1) the CLICK Trade™ workstation, a Windows-based workstation product for entering orders and viewing market information, which is used by broker-dealers for order entry and management; (2) an open API that enables our members to develop their own proprietary trading applications or to purchase trading applications from third-party providers and connect those applications directly to our central exchange system to send orders and quotes and to receive trade information directly from us; and (3) an order routing interface that enables our members and order routing service bureaus to connect their order routing engines to our exchange to transmit orders. Order routing service bureaus are independent firms that aggregate order flow from multiple sources and route it to ISE.

Members may order their own dedicated circuits to ISE, using their telecommunications carrier of choice. In addition, we maintain arrangements with specialized service providers that have high capacity circuits into ISE, offer bandwidth to firms seeking connectivity to ISE and also offer data services on a global scale. Alternatively, we can order connectivity for members on our network from MCI. Members may also use their existing broadband Internet service to connect to ISE using a Virtual Private Network, or VPN, which enables our EAMs to establish a secure connection for routing orders over the Internet to ISE using encryption software. Finally, members can connect via order routing service bureaus using their own connections. To connect to ISE, order routing service bureaus must establish a direct connection to ISE. Order routing service bureaus are responsible for ordering and managing their own telecommunication lines to ISE.

Order Routing System

Our order routing system is a system that allows order routing firms to connect, submit orders and receive execution reports from our central exchange system in their preferred message formats and communications protocols. We offer a FIX-compliant order routing interface compliant with the Financial Information Exchange, or FIX, protocol, which is an open message standard that supports the real-time electronic exchange of securities transactions. In addition, members with a legacy order routing system, or ticket image based protocols, may utilize a protocol conversion facility provided by us. The software for the order routing system processes commonly used order-entry protocols, allowing Class B members to connect to ISE without making system programming changes.

Surveillance System

The surveillance system, developed by our internal development team, is an automated system that monitors marketplace activity and alerts our surveillance staff to unusual trading activity and potential violations of ISE and SEC trading rules, based on pre-defined criteria and ad hoc reports. The system has a “drill down” capability that allows our surveillance staff to view transactional level information for research and analysis purposes. Because the operation is fully automated, data can be collected quickly. Massive amounts of data, up to 150 gigabytes, are processed daily and are deposited in our Market Data Repository, or MDR.

In addition, our recovery capability, technology management, and technology partnerships help to protect and maintain our technology environment.

Recovery Capability

All components of our technology infrastructure are duplicated across two sites. The primary site is located in downtown Manhattan in the City of New York and the back-up site is located in Jersey City, New Jersey. We have uninterruptible power supply, or UPS, and generator backup in both locations. Our aim in developing the recovery system has been to recover quickly from any failure and to continue to operate with minimal interruption. While we have experienced market outages, such as an outage on February 26, 2003 and a network router failure at our primary site on May 8, 2003, with respect to most failures we have experienced, the affected functionality was restored within seconds and did not interrupt trading. We have experienced one market outage since May 2003. On August 31, 2005, a problem with a third party software product caused our members to lose connectivity and resulted in a market outage of approximately 30 minutes. While we cannot be certain that we will not experience market outages or periods of insufficient systems capacity in the future, we conduct ongoing quality assurance testing of application functionality as well as end-to-end testing of network and operational procedures. Our disaster recovery capabilities are tested at least twice a year and we evaluate our data centers and our backup and recovery needs on an ongoing basis.

Technology Management

While we have purchased or licensed certain software components related to the operation of our exchange and member connectivity to it, the 98 employees in our technology group develop, operate, maintain and enhance our technology, including licensed and purchased technology as well as the elements of our technology that we have built ourselves. For example, the enhanced functionality that supports surveillance, combination order execution, including “Buy-Writes,” and several market operations and system management tools were developed and implemented by our internal software development team. For both our own technology and the technology we have obtained from others we are responsible for computer and network operations, capacity planning, technology architecture design, security administration, network planning and design, project management, change management and technical support, quality assurance, systems administration, product development, including design, development, testing and user acceptance, customer support, integration, and a number of other functions relating to our technology and its infrastructure. We obtain product support for certain components from third parties, both software and hardware suppliers, which complement our internal support teams.

Technology Partners

All ISE market participants have their orders matched using exchange trading technology developed for ISE by us in collaboration with OMX. OMX specializes in developing electronic exchanges and has delivered electronic trading systems to a number of international exchanges and clearing houses.

Our central exchange system is an enhanced version of OMX’s standard trading software platform, modified to include functionality we designed to accommodate the complexities of options trading strategies and U.S. securities regulations. OMX also worked with us to modify CLICK Trade™, a trader workstation product for entering orders and viewing market information, to include our proprietary technology. The CLICK Trade™ application, used primarily by EAMs, and CLICK Trade™ “Lite,” a low volume version of CLICK Trade™ , access ISE markets over a dedicated telecommunications line or over the Internet using a VPN which offers a comparable level of security. These workstations provide traders with direct access to ISE’s posted prices and also receive continuous market updates from the central exchange system throughout the trading day. We sublicense the CLICK Trade™ product to our Class B members.

We currently have two main contracts, the DLA and the Support Agreement with OMX. Under the DLA, which was entered into on March 18, 1998, OMX granted to us certain licenses to use its CLICK™ Exchange software and its CLICK Trade™ application. Under the DLA, OMX also allowed us to grant sublicenses to our Class B members to use the CLICK Trade™ application. ISE and OMX expanded the scope of the DLA in 2003 to grant us a broadened license for additional products and territories. The scope of our license allows us to use the CLICK™ trading platform in the United States for equities products based on cash and derivatives, as well as for derivatives on fixed income, currency and commodities. The term of the licenses to the software product is 99 years from March 18, 1998, subject to early termination in the event of (1) willful or grossly negligent material breach of the license terms, that require among other things, maintaining confidentiality, executing the software solely on licensed operating systems, not reverse engineering the software, and keeping a record of all sublicenses; and (2) breach of material obligations, including payment obligations continuing for 30 days and other breaches continuing for 90 days. In the event of termination, we are required to return the OMX’s platform and software and all documentation and to pay substantial liquidated damages.

The Support Agreement, first entered into concurrently with the DLA, has been superseded by the Support Agreement that was renegotiated and entered into on December 23, 2003. Under this agreement, OMX is obligated to provide us with customer service and support with respect to our use and operation of the software that OMX licensed and adapted pursuant to the DLA. OMX is further obligated to develop and deliver releases or enhancements to such software. The Support Agreement also requires OMX to place into escrow the latest source code and the complete documentation of the current version of the licensed software. The Support Agreement is in force for seven years, subject to early termination by either party. The agreement is automatically terminated if the DLA or the license to the software products granted under the DLA is terminated. In addition, we have the right to terminate the Support Agreement without cause, subject to certain minimum notice requirements, or in such cases as the failure of OMX to perform its material obligations for 30 days. OMX is entitled to terminate the Support Agreement if we fail to perform any of our material obligations thereunder, such as a default of payment that continues for 30 days. While the Support Agreement is not automatically renewed at the end of its term, it may be renewed by the parties’ agreement.

Relationship with OCC

At the time that we commenced operating the exchange business in 2000, we obtained a one-fifth interest in OCC for an aggregate price of approximately $1.0 million. We have a representative on the board of OCC. CBOE, AMEX, PCX and PHLX share ownership of OCC with us in equal proportions. Our acquisition of interest was made in accordance with then-existing OCC rules, which required at the time that each exchange trading options cleared through OCC acquire a pro rata interest in OCC. We endorsed and adopted the Stockholders Agreement and the Restated Participant Exchange Agreement and filed the rules of ISE permitting options trading. We received in return an OCC stock certificate representing 5,000 shares of OCC Class A common stock and an OCC stock certificate representing 5,000 shares of OCC Class B, Series 5 Common Stock. OCC made a rule filing with the SEC as to the purchase price for these stocks, which the SEC approved. Since the acquisition of our one-fifth interest in OCC, OCC has modified its rules to require any new exchange seeking to clear options through OCC in the future to only acquire preferred stock, and therefore any new OCC stockholders will not obtain ownership rights in OCC equivalent to ours.

OCC is a counterparty for all options contracts traded on ISE and other U.S. securities exchanges, representing substantially all of the options contracts traded in the United States. OCC issues and guarantees substantially all of these. In the absence of being either a SEC-registered exchange or a facility of a SEC- registered exchange, a trading venue will not be eligible to clear trades on OCC. Upon execution of a trade, we transmit to OCC a record of all trading activity for clearing and settlement purposes via our central exchange system, using our telecommunications network. Our OCC ownership is not a source of dividend income to us.

Intellectual Property

Patents

Our central exchange system is an enhanced version of OMX’s CLICK™ Exchange platform, which has been modified to accommodate the complexities of options trading strategies and U.S. securities regulations. As of December 31, 2004, we have rights to three U.S. patents that relate to certain aspects of our central exchange system, titled (1) automated exchange for trading derivative securities, (2) automated exchange for matching bids between a party and a counterparty based on a relationship between the counterparty and the exchange and (3) method and apparatus for setting a price for a security on an automated exchange based on a comparison of prices on other exchanges. These are U.S. Patent Nos. 6,618,707; 6,405,180; and 6,377,940, respectively. In addition, we have rights to four pending patent applications in the United States.

Under the DLA and subsequent agreements, we own the right to exploit these patents and patent applications within the United States. OMX owns the world-wide rights to the technology covered by these patents and patent applications outside the United States, and it also enjoys certain exclusive rights under them within the United States. Pursuant to this arrangement, we have the right to grant sublicenses under these patents and patent applications to our customers and vendors for the purpose of conducting business with us. We also have right to file actions for infringement against registered national securities exchanges trading stock options and stock index options in the United States.

When appropriate, we sub-license the CLICK Trade™ product to our members under agreements with OMX but do not disclose the specifications of OMX’s proprietary technology.

Trademarks

We own or have licensed rights to the product names, trade names and trademarks that we use in conjunction with our services. International Securities Exchange®, our globe logo design, ISE®, ISEline®, Shoptions®,

ISElink®, ISEspreads®, ISE Sentiment Index®, ISEE®, Cheaper Faster Better®, ISE 100®, PMM® and Circuits® are our registered U.S. trademarks or service marks. We also have filed applications to register trademarks in the United States that are currently pending, including, among others, ISEmine™, Inside ISE™, PrecISE Trade™, PrecISE Trade logo design™, CMM™, EAM™, ISE 50™, ISE 250™, ISE SINdex™, ISE Bio-Pharmaceuticals™, ISE U.S. Regional Banks™, ISE Gold™, ISE Oil and Gas Services™, ISE Integrated Oil and Gas™, ISE Semiconductors™, ISE Homebuilders™ and ISE-CCM Homeland Security™(1). We have also filed community trademark applications to register some of our trademarks in all of the countries of the European Union, including, among others, our globe logo design, ISE®, ISE 50™, ISE 100® and ISE 250™.

CLICK™, CLICK XT™ and CLICK Trade™, NASDAQ-100®, Mini NASDAQ-100®, FTSE®, FTSE 100®, Mini FTSE 100®, Micro FTSE 100®, FTSE 250®, Mini FTSE 250®, Micro FTSE 250®, NYSE US 100 Index®, NYSE International 100 Index®, NYSE World Leaders Index®, NYSE TMT Index®, Russell 1000®, Russell 2000®, Russell 3000®, Mini Russell 2000®, Standard & Poor’s Depositary Receipts®, SPDRs®, S&P MidCap 400®, S&P SmallCap 600®, S&P 500®, NASDAQ Composite®, Dow Jones Industrial AverageSM, DIAMONDS®, LEAPS®, Sunfire® and other trade names, service marks, trademarks and registered trademarks that are not proprietary to us, are the property of their respective owners.

Marketing and Advertising

Our marketing strategy is designed to promote new and existing products, promote the highest level of service available to derivatives market participants, enhance the industry’s perception of us as offering the highest level of customer service and operational reliability and establish affiliations with local players in overseas markets. Our marketing division consists of 12 dedicated professionals who deal with all aspects of managing our brand, customer education, business development, member relations and new product initiatives.

Since our inception we have sought to position ourselves within our industry as the more perfect options trading marketplace where customers, market makers and broker-dealers enjoy the benefits of deep, liquid markets, tight spreads and lower costs. We have implemented a broad range of marketing initiatives in furtherance of these objectives. Our current marketing activities include branding, advertising in print and outdoor media and direct mail, direct interaction with market makers through events we organize and maintenance of a corporate website. Our marketing campaign, which features several advertisements that have received awards by the Financial Communication Society, has been targeted primarily at traders and other decisionmakers within the financial community who control order flow.

Competition

Our business is intensely competitive, and we expect competition to continue to intensify. We compete on the basis of several factors, including the following:

•	liquidity, both the number and range of buy orders and sell orders;

•	transaction execution costs;

•	transparency;

•	speed of execution;

•	quality of technology, including ease of use, connectivity, scalability, security and recovery capability and customer service; and

(1)	The ISE-CCM Homeland SecurityTM Index was jointly developed by ISE and Cronus Capital Markets, Inc. (CCM). CCM, an independent and privately owned capital market research and consulting firm, provides specific research and support for the index.

•	the products we offer.

We compete with a number of registered national securities exchanges and may compete with other exchanges or other trading venues in the future. The floor-based exchanges, CBOE, AMEX, PCX and PHLX, are our long-standing competitors. In addition, BSE launched a fully electronic exchange facility on February 6, 2004 called BOX. We compete with these exchanges in the areas of options, products, market data service, order flow links, international market prices, quality of customer service and technology.

There have been several recent announcements of mergers and acquisitions in the securities marketplace:

•	On January 3, 2005, Archipelago Holdings, Inc., the parent company of ArcaEx, announced that it had entered into a definitive agreement to acquire PCX Holdings, Inc., parent company of PCX. Archipelago Holdings, Inc. completed this acquisition on September 26, 2005.

•	On April 20, 2005, NYSE and ArcaEx announced they had entered into a definitive merger agreement that will lead to the combined entity, NYSE Group, Inc., becoming a publicly-held company. NYSE will enter our markets upon completing its acquisition of ArcaEx.

•	On April 22, 2005, The Nasdaq Stock Market, Inc. announced it had entered into a definitive agreement to effectively acquire Instinet Group Incorporated’s subsidiary, INET ECN.

The consummation of these mergers and acquisitions are all subject to certain conditions, including SEC approval. Based upon these recent announcements, there has been speculation in the marketplace of increased mergers or consolidation of the remaining exchanges across all product lines in order to remain competitive. At this time, it is unclear what effect, if any, these mergers and acquisitions will ultimately have upon the competitive landscape of the options industry if exchanges become part of larger, well-capitalized organizations.

The floor-based exchanges did not actively or consistently compete against one another for individual listings until 1999. If one exchange traded options on a given underlying stock, the other exchanges would generally abstain from listing those options. This system created a single market for the given options, but it also insulated the exchanges from competition. Even though the SEC prohibited the continuation of the single listing process in 1990, the exchanges did not actively compete with one another in their high-volume options until after we announced that we would list options accounting for 90% of industry trading volume. The first cross-listings of high-volume options were commenced between the floor-based exchanges in 1999, and by the end of 2001, nearly all options were cross-listed.

The new willingness of the traditional floor-based exchanges to initiate cross-listings introduced a competitive element that was unprecedented. The competitive pressure on the traditional floor-based exchanges intensified following our launch of operations in May 2000. A major consequence of this increase in competition was a dramatic tightening of average spreads between the bid and ask prices in listed options. A special study entitled Payment for Order Flow and Internalization in the Options Markets published in December 2000 by the SEC (the Special Study) found that the trade-weighted consolidated NBBO spreads, which represent the best bids and best offers for given listings across all exchanges, dropped 38% between August 1999 and October 2000.

We face many challenges in competing with other exchanges. All current competitors, with the exception of BOX, run a floor-based exchange, enhanced by electronic trading systems. Operating a traditional floor-based exchange gives a limited advantage over our fully electronic exchange in the execution of certain large orders. Since traders can meet on the floor and talk to each other, they may be better able to negotiate and customize larger trades in person than through a fully electronic exchange like ours.

The benefits of electronic exchanges, which we believe are compelling and have discussed in detail throughout this section, include very fast execution speed, an efficient cost structure, low transaction fees and anonymity. The traditional floor-based exchanges have realized the benefits of electronic trading and have introduced hybrid trading platforms which introduce electronic trading capabilities to operate in tandem with their trading floors. This is evidenced in their public relations and advertising which have tended to emphasize the benefits of their traditional floor model and their new electronic model offering. As all of the traditional floor-based exchanges introduce electronic trading, certain qualities of our market are becoming more common at other options exchanges. For example, the bid/ask spreads of other exchanges, with the exception of AMEX, are now similar to the narrow bid/ask spreads of our exchange. As other options exchanges improve their market quality to reflect ours, commoditization of electronic trading in the options industry may begin which could lead to an increase in price competition.

In addition, we face certain obstacles in entering the index options business, which we have identified as a key strategic objective. Many index options are exclusively traded on CBOE and other options exchanges under exclusive or preferential contracts signed with firms whose names back many popular indexes. We have begun trading certain non-exclusive index options and our own line of index options products. Currently, we cannot trade the more actively traded index options as these products are exclusively licensed to other options exchanges. We have filed a rule-making petition with the SEC requesting the regulatory agency to use its authority to eliminate the exclusive listing of index options. We do not believe we will earn significant revenues from index trading until the exclusive licenses end or available indexes gain in volume. We have successfully brought an end to the exclusive listings of options on ETFs, however, such as SPDRs® and DIAMONDS®, and were instrumental in causing the listing of options on SPDRs®, which had not previously been listed on any exchange. Dow Jones and McGraw-Hill have each filed an appeal with the U.S. Court of Appeals for the Second Circuit. See “—Legal and Administrative Proceedings.”

Our greatest competitive challenges lie in drawing broker-dealers to route options orders to our exchange instead of our competitors’ markets. The exchanges generally are not unique in the equity options they offer, as virtually all actively traded options on single stocks are cross-listed on multiple exchanges. Further, in addition to the entry of BOX as a fully electronic exchange, all of the traditional floor-based exchanges have been steadily enhancing their own electronic trading capabilities. This trend has already enabled the floor-based exchanges to reduce floor staff and overhead and the market makers on floor-based exchanges to stream quotes from remote locations. A number of our competitors are also seeking to implement proprietary terminals that would compete with our CLICK™ system on institutional trading desks. As the opportunities for electronic trading have increased across all options exchanges, our market makers are seeking to broaden their market making “footprint” by spreading their electronic trading activity across multiple exchanges. Any such trend, if widespread, would likely reduce the competitive advantages we now enjoy as a result of our electronic trading capability in drawing order-flow providers to our exchange.

One competitive tool to draw broker-dealers has been payment for order flow, which we have administered as have our competitors. On February 3, 2004, the SEC issued a concept release that raises questions as to whether payments for order flow should be restricted in the future. In July 2005, the SEC’s OCIE sent a letter to brokerage firms requesting information on how customer orders are routed to exchanges and whether their firms receive payment for order flow. We believe this letter is part of the SEC’s examination of order-routing and trade-execution practices in the options industry. The SEC, while not banning the practice, has stated that receiving payments for orders may create a conflict of interest between a broker’s duty to obtain best execution for their customers’ orders and a broker’s own interest in increasing profits. If the SEC determined to restrict payment for order flow in the future, all of the options exchanges, including us, likely would be affected. See “Regulation—Recent Regulatory Developments.”

We and two other exchanges have also introduced new functionality referred to as preferencing, which would permit order-entry firms (the equivalent of our EAMs) to direct their order flow to certain market makers. A market maker that is quoting at the NBBO on any market that is so preferenced would receive an enhanced allocation in the trade resulting from such order. We introduced this functionality in a competitive response to rule filings of a number of competing options exchanges, despite the fact that we submitted comment letters to the SEC arguing that this form of preferencing could be harmful to the market.

Preferencing may reduce the value attributable to our Class B-1 shares (which are held by our PMMs). PMMs are guaranteed to receive a minimum percentage of incoming orders that are allocated among other market maker quotes and non-customer orders at the same price as the PMM. The PMM is also given preference over other market makers and non-customers orders for execution of small orders but only when the PMM is quoting at the best price. These guarantees are overridden if the order is preferenced to another market maker. Preferencing may also increase the opportunity for some order flow providers to internalize their order flow or encourage payment for order flow arrangements on our exchange or on other options exchanges. We do not know whether order flow providers are more or less likely to send orders to us as a result of the availability of preferencing on us and on other options exchanges. Accordingly, although we believe preferencing could be harmful to the market as a whole, we do not know whether preferencing may benefit us, have no effect or be detrimental to us.

Price competition will likely intensify, both in terms of fees for use of the exchange and the pricing practices to attract order flow. The pricing model for trade execution for equity options is currently undergoing change in response to competitive market conditions. While our transaction fees are among the lowest in the industry, other competitors may lower their transaction fees, reducing our competitive advantage or pressuring us to reduce our fees significantly to remain competitive. Recently, for example, CBOE reduced transaction fees for market makers and for specialists, as well as increased the rebate for specialists for linkage fees.

In addition to lower transaction fees than the floor-based competitors, BOX also introduced its PIP bidding process, which allows trading in one-penny increments, rather than the five-to-ten-cent price increments generally allowed on ISE and elsewhere on other options exchanges, increasing competition. The PIP feature allows brokers to trade against their customer orders if they improve the price by at least one penny above the NBBO within three seconds. Through implementing the PIP, BOX sought to attract order-flow providers to trade on BOX. On December 8, 2004, we received SEC approval for our own PIM, which we created to compete with BOX’s PIP. Although experience to date with trading in penny increments is not conclusive, we believe that any significant movement toward trading in penny increments will chiefly benefit investors with small orders and may present a disadvantage to other investors who may be forced to execute large trades over a range of different prices.

Competition is also expected to intensify due to an increase in consolidations or some other “restructuring” among the market participants in the near future. Many industry observers have commented that there will be one or more mergers between the various options exchanges. Consolidations and alliances among our current competitors may create larger internal liquidity pools than we offer. The resulting larger liquidity pools may attract orders away from us, leading to a decline in trading volume and liquidity on ISE and, therefore, to decreased revenues. In addition, consolidations or alliances among our current competitors may achieve cost reductions or other increases in efficiency, which may allow them to offer better prices or customer service than we do.

Legal and Administrative Proceedings

As an exchange, we are subject to routine reviews and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. We are not currently a party to any litigation or other legal proceedings that we believe are reasonably likely to have a material adverse effect on our operating results, financial conditions or cash flows.

SPDRs® and DIAMONDS®

On January 5, 2005, we announced our plans to list options on SPDRs®, an ETF commonly referred to as “Spiders.” SPDRs® holds in a trust shares of the common stocks that comprise the S&P 500® Index, in the same proportion as represented in the S&P 500® Index. Containing one-tenth of the S&P 500® Index portfolio, each SPDRs® share tracks the S&P 500® Index, selling for a dollar amount equal to approximately one-tenth of the

S&P 500® Index level. On January 6, 2005, McGraw-Hill, the parent company of Standard & Poor’s, obtained a temporary restraining order from a federal court in the Southern District of New York barring us from listing options on SPDRs® without a license from McGraw-Hill for the use of, among other things, the S&P 500® Index and related trademarks. We, along with the other options exchanges, listed SPDRs® on January 10, 2005. Effective as of January 10, 2005, we became party to a definitive five-year license agreement with McGraw-Hill authorizing us to list options on SPDRs®. Under our license agreement, we will pay McGraw-Hill a license fee per contract traded at a rate no greater than any other options exchange is paying. The license agreement does not prejudice our position that we do not need a license from McGraw-Hill to list options on SPDRs®. In May 2005, we announced our plans to list options on DIAMONDS®, another ETF. Subsequent to our announcement, Dow Jones obtained a temporary restraining order barring us from listing options on DIAMONDS® without a license. However, unlike SPDRs®, we did not enter into a license agreement with Dow Jones authorizing us to list options on DIAMONDS® during the litigation. The SDPRs® and DIAMONDS® litigation were consolidated into one matter by court order. On September 1, 2005, the court issued an opinion and order granting our motion to dismiss McGraw-Hill’s complaint and denying Dow Jones’ motion for a preliminary injunction. On September 6, 2005, we entered into a stipulation of dismissal with Dow Jones pursuant to which Dow Jones’ complaint was also dismissed in its entirety with prejudice. Dow Jones and McGraw-Hill have each filed an appeal with the U.S. Court of Appeals for the Second Circuit. McGraw-Hill has agreed that if, at the conclusion of the litigation, including the exhaustion of all appeals, it is concluded that no license from McGraw-Hill is required by us in connection with the creation, listing, trading, clearing, marketing and promotion of SPDR® options, then McGraw-Hill will refund to us all license fees paid pursuant to the provisional and definitive licenses, with interest.

Properties

Our principal executive offices are located at 60 Broad Street, New York, New York, 10004. We occupy approximately 42,300 square feet of office space under a lease that expires in 2015 and approximately 10,000 square feet of office space under a lease that expires in 2009. In addition, we also occupy approximately 10,000 square feet of office space and approximately 8,500 square feet of machine room space for a back-up facility in Jersey City, New Jersey, which houses our back-up hardware and limited operations capabilities, pursuant to a lease expiring in 2007. We believe that the space we lease is sufficient to meet our current and near-term needs; however, we anticipate the need for additional office space in the longer term to support our growth, computer operations and disaster recovery needs. In addition, we would need additional space for our computer operations if the options market began quoting penny increments.

Employees

As of September 30, 2005, we had 182 full-time and 4 part-time employees. Of our employees at that time, 114 were engaged in supporting, maintaining and developing our technology infrastructure and our operations with the remainder providing managerial, finance, marketing and legal expertise. None of our employees is subject to collective bargaining agreements or represented by a union. We consider our relations with our employees to be good.

REGULATION

Federal securities laws have established a two-tiered system for the regulation of securities markets and market participants. The first tier consists of the SEC, which has primary responsibility for enforcing federal securities laws. The second tier consists of SROs, which are non-governmental entities that must register with, and are regulated by, the SEC. We are an SRO, registered under Section 6 of the Exchange Act as a “national securities exchange,” and are subject to oversight by the SEC.

SROs in the securities industry are an essential component of the regulatory scheme of the Exchange Act for providing fair and orderly markets and protecting investors. To be registered as a national securities exchange, exchanges must successfully undergo a rigorous application and review process with the SEC before beginning operations. Among other things, the SEC must determine that the exchange is organized, and has the capacity, to carry out the purposes of the Exchange Act and can comply, and, as an SRO, can enforce compliance by its members and persons associated with its members, with the provisions of the Exchange Act, the rules and regulations thereunder and the rules of the exchange. Although we were founded in September 1997 for the purpose of developing the first all-electronic options exchange in the United States, we did not obtain SEC approval to begin operations until February 2000. Prior to our approval for registration, the SEC had not approved the registration of a national securities exchange since 1973.

In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules governing the business conduct of its members. The rules of the exchange must also assure fair representation of its members in the selection of its directors and administration of its affairs, and, among other things, provide that one or more directors be representative of issuers and investors and not be associated with a member of the exchange or with a broker or dealer. Additionally, the rules of the exchange must be adequate to ensure fair dealing and to protect investors, and may not impose any burden on competition not necessary or appropriate in furtherance of the purposes of the Exchange Act. While these requirements are generally intended to safeguard the integrity of securities markets and the interests of public market participants, they do not take into account or otherwise protect the interests of the exchange’s stockholders.

As a registered national securities exchange, virtually all facets of our operation are subject to the SEC’s oversight, as prescribed by the Exchange Act. The Exchange Act and the rules thereunder impose on us many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. We are also subject to periodic and special examinations by the SEC. Furthermore, as an SRO, we are potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The SEC also has broad enforcement powers to censure, fine, issue cease-and-desist orders, prohibit us from engaging in some of our businesses or suspend or revoke our designation as a registered securities exchange or the registration of any of our officers or employees who violate applicable laws or regulations. For instance, in early 2004, the SEC reportedly initiated a regulatory review of the options exchanges with respect to their regulatory and surveillance processes. In addition, several of the floor-based options exchanges are reportedly being investigated by the SEC with respect to certain order handling practices. In 2003, it was reported that in a separate SEC investigation, among other things, regulators at one of the options exchanges had ignored evidence of discriminatory handling of some customers’ options orders on that exchange.

We have been subject to a number of routine reviews and inspections by the SEC since we began operations. On October 19, 2004, we received an inspection report and findings, which we refer to as the Report, from OCIE. The SEC authorized OCIE to send the Report to us. The Report concerned our regulatory program relating to the “locked and crossed markets” and “trade through” provisions of the Options Intermarket Linkage Plan, or the Linkage Plan. See “—Options Intermarket Linkage Plan.” A market may either be “locked” or “crossed”: a “locked” market refers to a situation in which the bid in one market is equal to the offer on another market; a “crossed” market refers to a situation in which a bid in one market is greater than the offer on another market. A “trade through” refers to the execution of a trade in our market at a price that is inferior to the best available price on another market. The Report identified several matters regarding the implementation of our obligations under the Linkage Plan with respect to which OCIE believes we should take remedial action. Specifically, the Report recommended that ISE immediately develop a surveillance program to determine when its members fail to avoid disseminating quotations that result in the creation of locked or crossed markets, and institute appropriate disciplinary action against those members responsible for violations. In addition, the Report recommended that we submit to the SEC for review a revised definition of what constitutes a “pattern or practice” of trade-throughs, which is already specifically prohibited by our rules. The Report also recommended that we take disciplinary action if our members fail to avoid locking or crossing the market.

We have implemented all of the specific enhancements to our regulatory program that the Report recommended. We also have agreed with the SEC staff that we will work with them to develop a new definition of what constitutes a “pattern or practice” of trade-throughs. However, we and the SEC staff have a materially different view of our regulatory obligations regarding locked and crossed markets and trade throughs under the Linkage Plan. Our continuing disagreements with the SEC staff regarding locked and crossed markets and trade throughs predate the issuance of the Report. We began discussing these issues with the SEC staff in the second quarter of 2003. We believe that the Linkage Plan does not, and was not intended to, create an obligation on us (or any of the other options exchange participants in the Linkage Plan) to discipline an exchange member who fails to avoid locked markets when such member has otherwise fulfilled its obligation to unlock the market or properly direct orders to the trade against the quote that the member locks. The SEC staff believes that our interpretation of the Linkage Plan is inconsistent with the Linkage Plan’s language. The SEC staff informs us that it believes that exchange participants have the obligation to ensure that locked markets are not disseminated based upon the Linkage Plan, which states that the participants agree that the dissemination of locked and crossed markets shall be avoided. We understand that the SEC staff believes that we have an obligation to surveil in an effort to ensure that the dissemination of locked or crossed markets is avoided and to institute appropriate disciplinary action against any of our members responsible for such violations. In contrast, we believe that we have properly implemented the Linkage Plan provision by adopting rules, all of which were approved by the SEC, that require our members to take certain remedial action if they do lock or cross the market. Accordingly, we do not intend to adopt the recommendation that we take regulatory action if our members fail to avoid locking or crossing the market. We also continue to disagree with the SEC staff regarding the application of the trade through rule to all trades executed on our market, including trades involving proprietary orders of broker-dealers and trades executed in the block trade and facilitation mechanisms. We also believe that implementation of the SEC staff’s recommendation could have a serious adverse effect on the options market overall and to the investing public. Specifically, if implemented, our market makers—and we believe, market makers on other exchanges—would not always be able to disseminate their best possible prices to the investing public. However, if we are required by the SEC to adopt rules disciplining our members for failures to avoid locked and crossed markets, we do not believe that these rules would have a material effect on our business, primarily because all of the other options exchanges will be subject to the same restriction as we are and there will be no competitive disadvantage to us.

To date, we have not received any other reports regarding any other SEC inspections. To the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

In November 2004, the SEC proposed corporate governance, transparency, oversight and ownership rules for SROs akin to standards required of public companies under the Sarbanes-Oxley Act of 2002. The SEC also issued a concept release examining the efficacy of self-regulation by SROs. See “—Recent Regulatory Developments” for a discussion of these proposals and the concept release.

We are also subject to the record keeping requirements of Section 17 of the Exchange Act, including the requirement pursuant to Section 17(b) of the Exchange Act to make available to the SEC for examination certain records. If we complete our proposed reorganization, ISE Holdings may also be subject to similar access to records requirements imposed by the Exchange Act.

Section 19 of the Exchange Act also provides that we must submit proposed changes to any of our rules, practices and procedures, including revisions of our certificate of incorporation and constitution, to the SEC. The

SEC will typically publish the proposal for public comment, following which the SEC may approve or disapprove the proposal, as it deems appropriate. The SEC’s action is designed to ensure that our rules and procedures are consistent with the Exchange Act and the rules and regulations under the Exchange Act.

If we complete our reorganization as proposed, certain aspects of ISE Holdings may be subject to SEC oversight, including certain ownership and voting restrictions on its stockholders. The focus of the SEC’s regulation of ISE Holdings will be to assure adequate representation of members and public market participants in the governance of our exchange, as well as to ensure that our exchange can satisfy its regulatory responsibilities under the Exchange Act. See “Description of Capital Stock.” Furthermore, if we complete our proposed reorganization, the SEC will require that ISE Holdings give due regard to the preservation of the independence of the self-regulatory function of our options exchange and to its obligations to investors and the general public. The SEC will also require that we not take any actions which would interfere with the effectuation of any decisions by the board of directors of our exchange relating to its regulatory functions or the structure of the market that it regulates or that would interfere with the ability of our exchange to carry out its responsibilities under the Exchange Act. To the extent that ISE Holdings business activities involve or relate to our exchange, the officers and directors of ISE Holdings may be deemed to be officers and directors of the exchange for purposes of and subject to oversight under the federal securities laws. Accordingly, the SEC may exercise direct supervision and disciplinary authority over certain ISE Holdings activities, and those activities may be subject to SEC approval and, in some cases, public notice and comment. See “Proposed Reorganization.”

Additionally, effective as of August 19, 2004, securities listed on our exchange became “covered securities” for purposes of Section 18 of the Securities Act. Section 18 of the Securities Act exempts from state registration requirements securities listed on certain “named markets” and other “covered securities” listed on any national securities exchange determined by the SEC to have substantially similar listing standards to those named markets. Previously, we could not list equity and index options unless those options were also listed on a “named market,” that is, AMEX, CBOE, PHLX and PCX. Thus, we could only list options already traded by most of our current competitors. Now that equity and index options listed on our exchange are “covered securities,” the options we list do not need to also be listed on another options exchange. We believe that having the ability to singly list options will provide us with greater flexibility and opportunity in product development, particularly with respect to the development and listing of specialty index options.

Regulatory Responsibilities

Section 17(d) of the Exchange Act and the related Exchange Act rules permit SROs to allocate certain regulatory responsibilities to avoid duplicative oversight and regulation. Under Exchange Act Rule 17d-1, the SEC designates one SRO to be the Designated Examining Authority, or DEA, for each broker-dealer that is a member of more than one SRO. The DEA is responsible for the financial aspects of that broker-dealer’s regulatory oversight. We require that all of our members also be members of at least one other SRO, and we are not designated as the DEA for any of our members.

Exchange Act Rule 17d-2 permits SROs to enter into agreements, commonly called Rule 17d-2 agreements, approved by the SEC with respect to enforcement of common rules relating to common members. All of the options exchanges, NASD and NYSE have entered into the Options Sales Practices Agreement, a Rule 17d-2 agreement. Under the Options Sales Practices Agreement, each exchange, including us, is allocated a portion of its members for which it is responsible for enforcing rules related to options sales practices. We are relieved of regulatory responsibility for members allocated to other SROs. We have reallocated all of the members allocated to us to NASD under the Options Sale Practices Agreement. The participants have agreed to amend the agreement in a manner that will result in ISE not being allocated any firms in the future.

For those regulatory responsibilities that fall outside the scope of any Rule 17d-2 agreement, we retain full regulatory responsibility under the Exchange Act. We perform most of those functions internally. However, we have entered into a Regulatory Services Agreement with NASD, pursuant to which NASD Regulation personnel operate as agents for us in performing certain of these functions. In all such cases, we supervise NASD Regulation and continue to bear ultimate regulatory responsibility. Our ability to rely on NASD personnel for assistance with these regulatory functions and services has allowed us to avoid what would otherwise have been necessary increases in related staff and overhead.

Surveillance

As an SRO, we engage in extensive regulation and monitoring of our members as well as trading activities in order to ensure market integrity. We believe our exchange is exceptionally well-regulated, which is vital to attracting and retaining the participation of market makers, broker-dealers and institutional and retail investors.

We expend considerable time, financial resources and effort to ensure that our internal rules and regulations conform to regulatory “best practices” within the securities exchange industry and within the regulatory regime overseen by the SEC, our primary regulator. In order to support our efforts and those of our market participants to comply with applicable law and our own exchange rules, we have developed our own automated market surveillance system to monitor market activity on our exchange. This system is flexible and can be easily modified or expanded to analyze market activity based on a wide variety of parameters. We believe that the system represents the state-of-the-art within the options exchange industry.

We operate the surveillance system and are responsible for conducting all aspects of the daily surveillance of trading and market activities, including among other things, monitoring trading on the exchange, reviewing trading alerts and reports, and conducting investigations into potential violations of our rules and federal securities laws. Our automated system produces alerts established by pre-defined criteria and ad hoc reports, and these alerts and reports are analyzed by a staff of 12 full-time highly trained professionals whose sole function is to review market surveillance data. Our legal staff, augmented by NASD staff, provides any necessary legal support for surveillance matters. Our legal staff consists of individuals who are recognized within our industry as leading experts in market regulation matters. In addition to conducting automated surveillance, we also engage in traditional surveillance activities, including routine information barrier compliance checks.

As part of the self-regulatory process, disciplinary matters, other than minor matters covered by our Minor Rule Violation Plan, are reviewed by our Business Conduct Committee, on which our members serve. To date, all surveillance-related disciplinary matters initiated by us have been settled. However, we may incur significant financial costs and expend considerable human resources in connection with our surveillance and enforcement obligations, particularly to the extent we bear responsibility for prosecuting cases or proceeding against our members. Due to our status as an SRO, we have a statutory duty to allocate the necessary resources to these functions, and this may limit our ability to dedicate funds and human resources in other areas.

We are also a participant in the Intermarket Surveillance Group, or ISG. The ISG is an information-sharing cooperative governed by a written agreement. The ISG is not subject to regulatory oversight, nor does it file rule changes with the SEC or seek SEC approval when it considers requests from securities or futures exchanges to become a member. The purpose of the ISG is to provide a framework for the sharing of information and the coordination of regulatory efforts among exchanges trading securities and related products to address potential intermarket manipulations and trading abuses.The ISG participants have previously agreed to allocate responsibility for conducting certain overlapping investigations to a single exchange and are likely to continue to do so in the future. To the extent that allocation of responsibility for conducting investigations, or allocation of costs related to conducting certain investigations, is based upon market share, it may be necessary for us to add additional surveillance staff and our regulatory expenses may otherwise increase if we continue to maintain and gain market share in existing and additional options.

In recent months, there has been increasing public and SEC scrutiny of the issue of self-regulation by SROs, and in particular, whether the regulatory function of SROs should be separated from the business function. In November 2004, the SEC issued a concept release examining the efficacy of self-regulation in SROs. See

“—Recent Regulatory Developments.” We cannot predict whether the SEC will take any action with respect to self-regulation by SROs and what effect, if any, such action would have on us. The SEC staff has also expressed concern about potential conflicts of interest of for-profit exchanges performing the regulatory functions of SROs, such as the payment of dividends from regulatory fees and fines received from an SRO’s members.

Options Price Reporting Authority Plan

We are a participating exchange in the Plan. The Plan, which has been approved by the SEC, provides that any securities exchange approved by the SEC for the trading of securities options may become a participant exchange and sets forth a system for reporting options information to be administered by the participant exchanges through OPRA, a committee consisting of representatives of the participant exchanges. OPRA is the designated securities information processor for market information generated by trading of securities options in the United States, and it disseminates certain core trading information, such as last sale reports and quotations.

Options Intermarket Linkage Plan

We strongly advocated for, and are part of, the Linkage Plan, which is designed to facilitate the routing of orders between exchanges to create a national market system as mandated by the Exchange Act. One of the principal purposes of a national market system is to assure that brokers may execute investors’ orders at the best market price. The Linkage Plan requires the options exchanges to avoid executing trades at prices inferior to the best available price (referred to as a “trade-through”), and provides market participants with electronic access to the best prices among the options markets.

Options Listing Procedures Plan

We are also a party to the Options Listing Procedures Plan, which sets forth the procedures that the options exchanges must follow to list new options.

Recent Regulatory Developments

In February 2004, the SEC published a concept release regarding the market structure for the options market. The SEC sought comment on whether it should take any action to improve the efficiency of the options markets and mitigate the conflicts of interest that may be impeding price competition in those markets. In particular, the SEC focused on concerns related to payment for order flow, specialist guarantees and internalization.

Payment for Order Flow

“Payment for order flow” began when some market makers started to pay order entry firms for their customer orders, independently from any exchange on which they traded. Under a typical payment for order flow arrangement, a market maker offers an order entry firm cash or other economic incentives to route its customer orders to that market maker’s exchange because the market maker knows it will be able to trade with a portion of all incoming orders, including those from firms with which it has payment for order flow arrangements. Shortly thereafter, to level the playing field among market makers, exchanges started to administer their own collective payment for order flow programs, under which the exchanges imposed a fee on market makers for some or all customer transactions, creating a pool of money to pay for order flow. The exchanges delegate to their market makers the responsibility to administer the pool of money and to make payments to order-flow providers. We were the first and only exchange to seek and obtain SEC approval for our payment for order flow program. That order found our program to be in compliance with the Exchange Act. In contrast, the floor-based options exchanges enacted payment for order flow programs as fee changes that were effective on filing with the SEC but without a specific SEC finding that such programs are in compliance with the Exchange Act. While there is a presumption that investors benefit from these types of programs in the form of lower transaction costs, the SEC does not require firms to pass these payments on to their customers. Critics of these programs have further argued that because the programs ensure order flow, market makers will not quote as aggressively to attract order flow. Payment for order flow programs have also been subject to the criticism that they create a conflict for SROs since they generate much of their revenues from the order flow on the exchange and have a concomitant obligation to enforce their rules with respect to members who may violate their duty of best execution by failing to direct an order to another exchange with a superior price. The SEC is seeking comment on whether it should ban the practice of payment for order flow entirely or only exchange-administered programs, and whether it should permit market makers to petition to be exempt from paying into exchange-administered programs. In our comment letter to the SEC on the concept release, we have explicitly stated that we are opposed to all forms of payment for order flow programs and recommended that the SEC ban them. Nonetheless, we have stated that in order to remain competitive, we too need a payment for order flow program. If the SEC determines that payment for order flow programs should be banned altogether, such a ban could have an adverse effect on our ability to attract and maintain market share and volume. However, we believe that the abolition of such programs will ultimately place proper emphasis on market quality, and that in such an environment, we believe we are well placed to provide a superior marketplace to investors and market makers without the need for a payment for order flow program. In July 2005, OCIE sent a letter to brokerage firms requesting information on how their customer orders are routed to exchanges and whether their firms get payment for order flow for such orders. We believe this letter is part of the SEC’s examination of order-routing and trade-execution practices in the options industry. The SEC, while not banning the practice, has stated that receiving payments for orders may create a conflict of interest between a broker’s duty to obtain best execution for their customers’ orders and a broker’s own interest in increasing profits.

Specialist Guarantees

All of the options exchanges, including us, have rules that guarantee a specialist (in our case, our PMMs) a portion of each order when that specialist’s quote is equal to the best price on the exchange. These “specialist guarantees” reward market making firms willing to perform the obligations of a specialist by ensuring that they will be able to interact as principal with a certain percentage of incoming orders. The SEC is concerned that specialist guarantees affect quote competition and has asked for comment on the subject, including the effect of “removing” the guaranteed percentage of the order from the auction process. We cannot predict what, if any, action the SEC may take with respect to specialist guarantees, or whether any action by the SEC will have an effect on our business.

Internalization and Preferencing

Internalization of order flow refers to the concept of a broker-dealer trading against its own customers’ order flow. Our rules, like those of other options exchanges, permit a broker-dealer to trade with its own customer’s orders but only after an auction in which other members of that exchange have an opportunity to participate in the trade at the proposed price or an improved price. In addition, until recently, the SEC limited internalization to large orders (i.e., 50 or more contracts). The SEC recently approved for BOX the internalization of orders of any size, as long as the members guarantee that the order being internalized receives a price at least a penny better than the NBBO. In addition, we and other exchanges have introduced “preferencing.” Preferencing allows order entry firms to direct order flow to certain market makers. Preferencing provides an enhanced allocation to those preferenced market makers in order to reward them for attracting order flow to the exchange. Preferencing may also increase the opportunity for some order flow providers to internalize their order flow as well as encourage payment for order flow arrangements on our exchange or on other options exchanges. Internalization has been criticized as adversely affecting quote competition and creating a conflict between an exchange’s desire to profit and its obligation to ensure that its members fulfill their best execution duties. As a result, in February 2004, the SEC sought comment with respect to what action, if any, it should take with respect to internalization of order flow. While we believe that most concerns regarding internalization for large orders are lessened by the fact that the transaction occurs on an exchange after exposure to an auction environment, we cannot predict what action the SEC may take with respect to internalization or whether any SEC action might have an effect on the options exchange business, including our business.

SEC Proposals Relating to Governance, Transparency, Oversight and Ownership

In November 2004, the SEC published for comment certain proposals that would require SROs such as us to implement certain corporate governance, transparency, oversight and ownership rules. The proposals are similar to those imposed on public companies by the Sarbanes-Oxley Act of 2002. If adopted, the SEC proposes to require each SRO to submit to the SEC for approval its new or amended rules no later than four months following the date of publication of the final SEC rules in the Federal Register, and the SRO’s rules would be operative no later than one year after such publication. The SEC also published a concept release regarding the efficacy of self-regulation by SROs. Comments on the proposals and concept release were due in March 2005.

The SEC proposes that each SRO be required to have a majority of its directors be independent. The proposed rules would define “independent” to mean a director who has no material relationship with the SRO or its affiliates, any member (or its affiliates) of an SRO, or any issuer of securities that are listed or traded on the SRO or its facilities. The proposed rules would also require that at least 20% of the total number of directors of an SRO must be selected by the SRO’s members, and the SRO must establish a process for the nomination of alternative director candidates by members through a petition process. Moreover, at least one director must be representative of issuers and at least one director must be representative of investors, and in each case, such director must not be associated with a member or broker or dealer.

In addition, the SEC proposes to require that SROs have certain “standing” committees, an Audit Committee, Compensation Committee, Corporate Governance Committee, Nominating Committee and Regulatory Oversight Committee, each composed solely of independent directors. If any other committee (whether or not a committee of the board of directors) is responsible for conducting hearings, rendering decisions and imposing sanctions with respect to member disciplinary matters or providing advice with respect to trading or disciplinary rules, at least 20% of the committee’s members must also be members of the SRO. Further, for these committees, a majority of committee members voting on any matter must be independent. Any other board committees that have the authority to act on behalf of the board must be composed of a majority of independent directors. The SEC proposals would also require that the independent directors of an SRO meet regularly in executive session, and that, if the SRO’s chief executive officer is not also the chairman of the board, the chairman be independent. The proposals would also require that an SRO’s rules prohibit any person subject to a “statutory disqualification,” as defined in Section 3(a)(39) of the Exchange Act, from being a director or officer of the SRO. Furthermore, the directors of an SRO would be explicitly required to reasonably consider all requirements applicable to the SRO under the Exchange Act.

The proposals also would require SROs to establish policies and procedures to maintain a separation between their regulatory functions and their market operations and other commercial interests, and require that funds received from regulatory fines, fees and penalties be used for regulatory purposes. The SEC also proposes to require that an SRO’s board appoint a chief regulatory officer who reports directly to the Regulatory Oversight Committee and administers the SRO’s regulatory program. In addition, the proposals would require SROs to establish policies and procedures reasonably designed to prevent the dissemination of regulatory information to any person other than officers, directors, employees and agents of the SROs directly involved in carrying out the SRO’s regulatory obligations under the Exchange Act and to prevent the use of regulatory information for any purpose other than carrying out the SRO’s regulatory obligations. SROs would also be required to have policies and procedures reasonably designed to maintain the confidentiality of information that must be submitted to the SRO to effect any transaction on or through the SRO or its facilities except in certain circumstances.

The proposals would also require SROs to prohibit any member that is a broker or dealer, alone or together with its related persons, from beneficially owning and voting more than 20% of the ownership interest in an SRO or a facility of an SRO, except with respect to the solicitation or receipt of revocable proxies if conducted pursuant to Regulation 14A under the Exchange Act. All stockholders of SROs would be required to provide information to the SRO relating to ownership and voting interest in the SRO or its facilities in some manner, either upon request or on a regular basis; any member of an SRO who acquires ownership of more than 5% of any ownership interest would be required to file a report with the SEC. SROs would be required to take action to reduce any member (and its related persons) ownership if in excess of the 20% limitation noted above, and to restrict the voting of the portion of the ownership interest that is in excess of the 20% limitation. The SEC is not proposing to require any ownership or voting limits on other SRO stakeholders. The SEC proposes to require that SROs maintain their books and records in the United States.

The proposals also would require that each SRO have a code of conduct and ethics addressing certain topics, such as conflicts of interest, corporate opportunities and the like. No employee or officer of an SRO would be permitted to be a member of the board of directors of a listed issuer or exchange member. In addition, each SRO would be required to adopt governance guidelines.

The SEC is proposing that SROs file with the SEC and publicly disclose (e.g., via Internet web site postings) enhanced information relating to their governance, regulatory programs, finances, ownership structure and other matters, and that SROs be required to revise and update this information on a more frequent basis. The proposals would also require SROs to file electronically with the SEC quarterly and annual reports on particular aspects of their regulatory programs to enhance the SEC’s oversight and surveillance of SROs. The SEC also proposes that an exchange that owns, operates or sponsors an electronic trading facility must file, as part of an annual report, a report of an independent audit designed to assess whether the operations of any such facility comply with the rules governing the facility.

The SEC also proposes that any SRO that chooses to list or trade its own security, the securities of any trading facility or the securities of an affiliate of the SRO or SRO’s facility be subject to additional requirements to ensure that the SRO effectively enforces its listing standards and trading rules.

We do not know whether the proposals will be adopted and if adopted, adopted as proposed, or modified in response to public comment. These recently proposed changes in the laws and regulations affecting SROs by the SEC could result in changes in the manner in which we conduct business or govern ourselves. The new rules also could, among other things, make it more difficult or more costly for us to conduct our existing business or enter into new businesses. We are presently evaluating and monitoring developments with respect to the proposed rules and cannot predict or estimate the full extent to which these proposals, if adopted as proposed, may affect us or our operations or the amount of the additional costs we may incur or the timing of such costs. However, in connection with our preparation for our initial public offering, we adopted many of the same or substantially similar policies and procedures as those being proposed by the SEC, either as the result of discussions with SEC staff or requirements imposed pursuant to the Sarbanes-Oxley Act of 2002 or NYSE. See also “Description of Capital Stock.”

Concept Release

In light of new developments and considerations facing the self-regulatory system of the securities industry, the SEC published simultaneously with the rule proposals a concept release exploring the efficacy of self-regulation by SROs and seeking public comment on the topic. The SEC believes that SROs have faced vigorous competition from foreign trading markets, other U.S. markets and electronic communications networks, or ECNs, that have shifted market share dramatically. While competition has resulted in innovation in trading, lower trading costs and increased responsiveness to customers, the SEC notes that it has also placed greater strain on the self-regulatory system and the perceived or actual conflicts inherent in the SRO model between the regulation of members and the realization of profits. The concept release discusses the inherent conflicts of interest between SRO regulatory operations and members, market operations, issuers and stockholders, the costs and inefficiencies of multiple SROs arising from multiple and sometimes overlapping rules, inspection regimes and staff, the challenges of surveillance of cross market trading by multiple SROs and the funding SROs have available for regulatory operations and the manner in which SROs allocate revenue to regulatory operations.

The concept release then sets forth alternative regulatory approaches and analyzes the weaknesses and strengths of each approach, including (a) the proposed enhancements to the current system discussed above, (b) implementation of several models, such as an independent regulatory and market corporate subsidiary model, a hybrid model, a competing hybrid model, universal industry self-regulator model, or universal non-industry regulator model, and (c) establishment of direct SEC regulation of the securities industry. The independent regulatory and market corporate subsidiary model, which could resemble NASD corporate structure, would mandate that all SROs create independent subsidiaries for regulatory and market operations. In the hybrid model, the SEC would designate a market neutral single SRO to regulate all SRO members. This “single member SRO” would be solely responsible for promulgating membership rules, inspecting members for compliance and taking enforcement action against members. Each other SRO that operates a market, or a “market SRO,” would be solely responsible for its own market operations and regulation. The competing hybrid model is a variation of the hybrid model, permitting the existence of multiple competing member SROs instead of requiring a single member SRO. Market SROs would retain market regulatory responsibility under this model, as in the hybrid model.

The universal industry self-regulator model contemplates one universal industry SRO responsible for all market and member rules for all members and all markets. Under this model, all members would be registered directly with the universal industry SRO and all markets would be non-SROs registered with the universal industry SRO and not have any self-regulatory authority. The universal non-industry regulator would be similar to the universal industry self-regulator model in most respects, except that the regulator would not be part of the industry, in much the same way the Public Company Accounting Oversight Board was established as an independent, not-for-profit corporation pursuant to the Sarbanes-Oxley Act of 2002 to oversee the audits of public companies subject to securities laws. Finally, the concept release discusses the termination of the SRO system in favor of direct SEC regulation of the industry. We cannot predict what, if any, action the SEC may take with respect to the concept release, or whether any action by the SEC will have an effect on our business.

Regulation NMS

In April 2005, the SEC adopted Regulation NMS, which addressed order protection, intermarket access, sub-penny pricing and market data. While Regulation NMS specifically addresses the equities marketplace and does not apply to the options exchanges, including ISE, it serves as a further example of SEC interest in market oversight issues.

HISTORY OF SIGNIFICANT CORPORATE TRANSACTIONS

Initial Financings

As described under “Business—History of Our Business,” the original financing for our development was arranged by ATP, the consortium of broker-dealers founded by William A. Porter, former chairman of E*TRADE, and his colleague, Martin Averbuch. The financing was provided by the purchase of all 10 Class A Memberships and 94 Class B Memberships from us by ATP and an affiliate in a series of transactions culminating in an agreement entered into in August 1998. The aggregate price for these Class A and B Memberships was $30.45 million, to be paid to us as needed to fund our budgeted expenditures. ATP subsequently sold or leased most of its Class B Memberships to others. In addition, David Krell purchased four Class B Memberships for an aggregate of $50,000, and Gary Katz purchased two Class B Memberships for an aggregate of $25,000. Those Class B Memberships all have been sold. We were initially organized as a limited liability company so that losses incurred by us during our start-up period could be recognized by the holders of our limited liability company memberships for tax purposes.

Subsequent Financing and the Formation of ETC

To complete our development, in May 1999, ATP agreed to provide additional capital of up to $30.5 million on an as-needed basis. In connection with this financing, we and ATP also formed ETC as a vehicle through which to conduct any future businesses in which we might become involved other than operating an exchange located in the United States for the trading of equity options and options on equity indexes. Consequently, ETC owned the development rights to any of our future business beyond operation of our exchange. ETC was capitalized by a $100,000 investment by us and a $200,000 investment by ATP, and by investments of $20,000 by Martin Averbuch, $25,000 by David Krell, $20,000 by Gary Katz and $20,000 by a trust established by William A. Porter. ETC shares (of various classes but equal equity interests) were owned by us, ATP and those individuals in proportion to their investments.

The Demutualization

In 2002, we decided to demutualize and change from a limited liability company to a corporation. The demutualization involved the merger of the limited liability company into us and the conversion of the Class A Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-1, common stock, associated with PMMs, which we refer to as Class B-1 memberships; the conversion of the Class B Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-2, common stock, associated with CMMs, which we refer to as Class B-2 memberships; and the conversion of Class C memberships into Class B, Series B-3 common stock, associated with EAMs, which we refer to as Class B-3 memberships. The demutualization was effected in April 2002.

In addition, we renegotiated David Krell’s and Gary Katz’s employment arrangements to provide for more traditional compensation in the form of an annual base salary, bonus based on performance and stock options. The stock options, issued to all officers, had an exercise price that was significantly less than the then fair market value of our Class A common stock and were fully vested on the date they were granted. This was done in order to recognize that equity awards were not granted to them when we were originally formed as a limited liability company. As a result, we incurred a charge of $9.5 million.

The demutualization was undertaken for three reasons. First, we became profitable in 2002. As a result, the tax benefits associated with being a limited liability company were no longer meaningful to our limited liability company members. Second, the combination of trading rights and equity interests in the limited liability company memberships resulted in a cumbersome capital structure. It was anticipated that more Class B-2 memberships would be needed in order to expand liquidity in our market, but the sale of such Class B-2 memberships would, under the limited liability company structure, also involve the sale of equity interests in the exchange, and the economics of the Class B-2 memberships and equity interests were different. Conversely, in order to raise more capital by selling equity interests, it would have been necessary to include Class B memberships in the sale. Third, when we were founded, we entered into agreements with David Krell and Gary Katz that provided for incentive compensation based on volumes of transactions executed on our exchange rather than more conventional stock options due, in part, to the fact that the limited liability company structure did not easily lend itself to the issuance of conventional incentive stock options. Given the significantly higher volumes of trading on our exchange than had been anticipated at the time these contracts were entered into, the resulting need on our part to renegotiate these contracts with David Krell and Gary Katz, and the recognized desirability of replacing these contracts with more conventional stock options, a demutualization and a grant of conventional stock options was considered appropriate. We also decided to establish more conventional stock options plan for other officers.

The Private Placement and Cancellation of ETC Agreement

In connection with the demutualization, we raised additional capital by means of a private placement of Class A common stock to certain of our members. An aggregate of 6,300,000 shares of Class A common stock were subscribed to by ATP, Bear, Stearns & Co. Inc., Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated. The aggregate purchase price was $25 million.

In the course of negotiating the private placement, the purchasers expressed concern over the ownership by ETC of the rights to potentially valuable future ISE business. As a result, we decided to reacquire these rights by merging ETC into a new wholly owned subsidiary of ISE, thereby effectively canceling the ETC agreement. The merger of ETC was not deemed to be a purchase of an entity but rather an expense as ETC did not meet the definition of a business in accordance with U.S. accounting rules. We incurred a charge of $5.6 million relating to this cancellation. The shares of ETC were converted into 1,485,000 shares of Class A common stock, representing approximately 4% of our Class A common stock then outstanding (taking into account the shares issued in connection with the private placement). Our Class A common stock was valued at that time at $3.97 per share. The private placement and the cancellation of the ETC agreement pursuant to the merger were effected in May 2002. In addition, we created our 2002 Stock Option Plan and issued options on our Class A common stock to our officers and certain directors, as well as certain employees of ETC.

Prior to the merger, we transferred our 200,000 ETC shares to ETC employees Martin Averbuch, Jeffrey Seltzer, Christopher Martel and Bruce Ungar (each also officers of ATP) and George Hayter (also a director of ATP), in consideration for certain consulting services valued at $1.5 million and included in the charge above. As a result of the merger with ETC, these ETC employees received 373,581 of the 1,485,000 shares of our Class A common stock issued in that merger, representing approximately 1% of our Class A common stock then outstanding (taking into account the Class A shares issued in connection with the private placement).

Sales of Additional Class B-2 Memberships

In addition to the private placement, the demutualization also facilitated the sale of additional Class B-2 memberships (associated with CMMs). The major objective of the sale of additional Class B-2 memberships was to realize the increased exchange market liquidity that would be provided by these additional memberships. Any increase in the number of either Class B-1 memberships (associated with PMMs) or Class B-2 memberships requires approval of the holders of each of the Class B-1 and Class B-2 memberships, since increased Class B-1 or B-2 memberships could affect the volume of trading done by the current Class B-1 and Class B-2 members. In order to compensate for any such effect, the holders of Class A common stock sought, and obtained, our agreement to dividend the after-tax proceeds of sales of additional Class B-2 memberships to the Class A stockholders (the Class B memberships not being entitled to receive dividends), net of a success bonus paid to our officers and certain directors in connection with the completion of sales of Class B-1 and Class B-2 memberships.

In November 2002, Class B-1 and Class B-2 memberships (being the only members entitled to vote on the matter) approved an increase in the number of authorized Class B-2 memberships from 100 to 130. A special committee of our board of directors was appointed to determine to whom and on what terms the additional Class B-2 memberships should be sold, with instructions from the board to offer the Class B-2 memberships to broker-dealers that would provide market making expertise, liquidity and order flow to us. The additional Class B-2 memberships were subsequently sold on varying terms, some providing for installment payments, for an aggregate of $45 million. In December 2003, Class B-1 members and Class B-2 members approved an additional increase in the number of authorized Class B-2 memberships from 130 to 160. It was determined that a task force consisting of our Chairman, Vice Chairman and President would administer the sales upon the principles that were established for the prior sales of additional Class B-2 memberships, and it was also determined that the net after-tax proceeds of the sales should be dividended to the Class A stockholders. In addition, it was also determined that success bonuses from a portion of after-tax proceeds would be distributed to our officers and certain directors. As of December 31, 2004, 13 of the additional 30 Class B-2 memberships have been sold at a price of $1.5 million each. The net proceeds from the sale of such Class B-2 memberships that had not yet been dividended to the Class A stockholders were dividended January 14, 2005 on the basis of payments received and expected to be received and an assumed tax rate of approximately 46%. In the nine months ended September 30, 2005, we sold three Class B-2 memberships. We anticipate selling all of the remaining unsold 14 Class B-2 memberships, and may effect such sales at any time. However, we have no present agreements with any entity with respect to the purchase of any such Class B-2 memberships and cannot assure that any such sales will occur. We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. We currently intend that the regular quarterly dividends expected to be declared in 2006 will be in an aggregate amount not less than the aggregate amount of the net proceeds received from the sale of any new Class B-2 memberships in fiscal year 2005. There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. See “Dividend Policy.”

Initial Public Offering

On March 14, 2005, we completed our initial public offering, in which we sold 4,602,115 shares and certain of our stockholders sold 6,954,590 shares of our Class A common stock at $18.00 per share. The proceeds to us, less commissions and other direct selling expenses were $70.7 million.

MANAGEMENT

Directors and Executive Officers

Our directors and executive officers and their ages as of December 7, 2005, are as follows:

Name	Age	Position
Ivers W. Riley (1) (3)	73	Chairman of the Board
David Krell (1)	59	President, Chief Executive Officer and Director
Gary Katz	45	Chief Operating Officer
Bruce Cooperman	47	Chief Financial Officer
Daniel P. Friel	50	Chief Information Officer
Bruce D. Goldberg	54	Chief Marketing Officer
Michael J. Simon	52	General Counsel, Chief Regulatory Officer and Secretary
Thomas A. Ascher	43	Chief Strategy Officer
Barbara Diamond (2) (3) (4)	63	Director
Brian P. Donnelly (6)	37	Director
Sean D. Flynn (6)	34	Director
James V. Harkness (6)	46	Director
Frank J. Jones, Ph.D. (1) (2) (3) (4)	67	Director
John A. Koltes III (6)	52	Director
Mark P. Kritzman (2) (3) (5)	54	Director
Jason Lehman (6)	31	Director
John F. Marshall, Ph.D. (2) (3) (4) (5)	53	Director
Sarah A. Miller (3) (5)	51	Director
Carleton Day Pearl (1) (2) (3)	62	Director
William A. Porter (1) (6)	77	Director
Richard Schmalensee, Ph.D. (3) (4)	61	Director

(1)	Member of the Executive Committee
(2)	Member of the Finance and Audit Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Compensation Committee
(5)	Member of the Committee for Review
(6)	Industry Director

Mr. Riley has served as Chairman of ISE since May 2002. From 1997 until the end of 2001, he served as a member of the Executive Committee of the International Options Market Association, where he was formerly President from 1997 through 1998. From 1994 to 1997, and from 1999 to 2000, Mr. Riley was the Chief Executive Officer of the Hong Kong Futures Exchange and Chairman and Chief Executive Officer of HKFE Clearing Corporation. From 1986 to 1993, he was Senior Executive Vice President of AMEX in charge of all derivatives activity. From 1983 to 1986 he was Executive Vice President of NYSE in charge of the options division. Previously, Mr. Riley was a founding partner of The Options Group. In addition, he was a Senior Vice President of both PaineWebber and CBOE.

Mr. Krell has been President and Chief Executive Officer of ISE since 1997. Mr. Krell co-founded ISE in October 1997. From 1997 to 1998, he was Chairman and co-founder of K-Squared Research, LLC, a financial services consulting firm. From 1984 to 1997, Mr. Krell was Vice President, Options and Index Products, of NYSE. From 1981 to 1984, Mr. Krell was First Vice President at CBOE. Mr. Krell was also a Vice President at Merrill Lynch & Co. from 1978 to 1981 and founded its Managed Options Service. He was a Director on the board of the International Federation of Technical Analysts, a President of the Market Technicians Association and a Director on the board of directors of OCC. Mr. Krell formerly was an Adjunct Professor at Rutgers

University Graduate School of Management and at the Graduate School of Baruch College. He has taught, coordinated and directed seminars and workshops at the New York Institute of Finance.

Mr. Katz has been Chief Operating Officer of ISE since 2001. Mr. Katz co-founded ISE in October, 1997. From 1997 to 2001, he was Senior Vice President, Marketing. From 1997 to 1998, he was President and co-founder of K-Squared Research, LLC, a financial services consulting firm. From 1986 to 1997, Mr. Katz was Managing Director, Options and Index Products, at NYSE. Mr. Katz is a co-founder of The Options Industry Council. Prior to 1986, Mr. Katz was an actuary with the Equitable Life Assurance Company and is an Associate of the Society of Actuaries. Mr. Katz formerly was an Adjunct Professor of Statistics at the Stern School of Business, New York University. Mr. Katz has an M.S. in Statistics with Distinction from New York University and a B.A. from Queens College. Mr. Katz represents ISE on the board of directors of OCC.

Mr. Cooperman is Chief Financial Officer of ISE. Mr. Cooperman joined ISE in February 1999. From 1997 to 1999, he was Senior Vice President at the Board of Trade of the City of New York, or NYBOT. During his tenure, he was Chief Financial Officer of the New York Cotton Exchange (a subsidiary of NYBOT). From 1993 to 1997, Mr. Cooperman was Director of Finance and Information Technology at Fischer, Francis, Trees and Watts where he directed the global operations of the finance and technology divisions. From 1984 to 1993, he was a Vice President in the Finance Division of Credit Suisse First Boston LLC. Mr. Cooperman is a graduate of Ohio State University, where he received a B.S. in accounting and computer science.

Mr. Friel is Chief Information Officer of ISE. Mr. Friel joined ISE in 1999. From 1977 to 1999, he was with Securities Industry Automation Corporation, or SIAC, a jointly owned subsidiary of NYSE and AMEX. From 1994 to 1999, he was Vice President of SIAC’s AMEX Computer Operations. Prior to 1994, Mr. Friel held several technical and management positions at SIAC. A graduate of Cathedral College of the Immaculate Conception, Mr. Friel holds a B.A. in psychology.

Mr. Goldberg is Chief Marketing Officer, of ISE. Mr. Goldberg joined ISE in July 2001. From July 2000 to June 2001, Mr. Goldberg was Senior Vice President, Marketing, of Service Interactive, a restaurant service company. From 1996 to 2000, Mr. Goldberg was Senior Vice President, Marketing, of Brink’s Home Security. From 1989 to 1996, Mr. Goldberg was with CBOE, where he was Vice President of Retail Marketing and Sales. Mr. Goldberg was a co-founder of The Options Industry Council. Mr. Goldberg has held senior marketing positions for Procter & Gamble, Frito-Lay and Pizza Hut. He has a M.B.A. in Marketing-Finance from Cornell University and a B.S. in Psychology from Union College.

Mr. Simon is General Counsel, Chief Regulatory Officer and Secretary of ISE. Mr. Simon joined ISE in November 1998. From 1993 to 1998, Mr. Simon was “Of Counsel” to Milbank, Tweed, Hadley & McCloy LLP. He had previously been Senior Attorney and an Associate with the firm since 1988. From 1986 to 1988, Mr. Simon was Vice President and Associate General Counsel of the National Securities Clearing Corporation. From 1978 to 1986, Mr. Simon was with the SEC where he was Assistant Director for Over-the-Counter Market Regulation and Structure. Mr. Simon is a graduate of the University of Pittsburgh School of Law and the University of Rochester and is a member of the American Bar Association.

Mr. Ascher has been the Chief Strategy Officer of ISE since March 2005. Prior to joining ISE, Mr. Ascher was the Chief Executive Officer of NQLX LLC (formerly Nasdaq Liffe Markets, LLC) from March 2002 to November 2003. From 1999 to 2002, Mr. Ascher was an Executive Vice President of Interactive Brokers LLC, part of the Interactive Brokers Group LLC. From 1986 through 1998, Mr. Ascher worked as an options market maker at CBOE where, in 1997 and 1998, he also served as Vice Chairman of the Board and Chairman of the Executive Committee. Mr. Ascher is a graduate of Carleton College, where he received a B.A. in American History.

Ms. Diamond has been a director of ISE since 2000. Ms. Diamond has been President of BBDiamond, LLC, a management consulting firm, since 2003. From March 1978 to December 2002, Ms. Diamond served as

President of the Diamond Services Group, Ltd. In addition, from March 1999 to December 2002, Ms. Diamond conducted market research for Strategic Market Systems. From 1985 to 1990, Ms. Diamond served as the North American Representative for the Sydney Futures Exchange. Ms. Diamond has also been a member of the Sydney Futures Exchange and the Singapore International Monetary Exchange. Ms. Diamond was a member of the International Monetary Market, a division of the Chicago Mercantile Exchange from 1972 to 1998. Ms. Diamond has a B.S. in Economics from Elmhurst College.

Mr. Donnelly has been a director of ISE since March 2005. Mr. Donnelly has been a Managing Director at UBS Securities LLC since 2002. From 1999 to 2002, Mr. Donnelly was Executive Director, Co-Head of European Option Market-Making, at Hull Trading UK, Ltd., a subsidiary of Goldman Sachs. Mr. Donnelly is a graduate of Denison University, where he received a B.A. in Economics.

Mr. Flynn has been a director of ISE since May 2005. He has been an options trader for Timber Hill LLC since 1997. Mr. Flynn is also a minority member of Interactive Brokers Group LLC, the parent company of Timber Hill LLC. Mr. Flynn is a graduate of the University of California, Irvine, where he received a B.S. in Economics.

Mr. Harkness has been a director of ISE since 2002. Mr. Harkness has been a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P. since 1999. From April 1994 to July 1999, Mr. Harkness was Managing Director of MicroHedge. Mr. Harkness also held trading and sales positions with Telekurs AG, Market View Software and LaSalle Arbitrage.

Dr. Jones has been a director of ISE since 2000. Dr. Jones is Vice Chairman of ISE. He has been a Professor in the Accounting and Finance department at San Jose State University since 2003. Additionally, Dr. Jones was Executive Vice President and Chief Investment Officer of Guardian Life Insurance Company of America from 1991 to 2002. He was also President of Guardian Park Avenue Portfolio, a mutual fund company. Previously, Dr. Jones was Managing Director at Merrill Lynch & Co., Global Fixed Income Research and Economics. He has served on several boards, including The Intermarket Clearing Corporation (a subsidiary of OCC), OCC and the New York Futures Clearing Corporation (of which he was Chairperson), and Guardian Baillie Gifford, an Edinburgh, Scotland money manager and distributor. Dr. Jones holds a Ph.D. in Economics from Stanford University, a M.B.A. from the University of Pittsburgh, a M.S. in Nuclear Engineering from Cornell University and a B.A. and B.S. from University of Notre Dame.

Mr. Koltes has been a director of ISE since March 2005. Since 1988, Mr. Koltes has been an Executive Partner of the Archelon Group, serving as Executive Manager of Archelon LLC, a member of the Executive Board of Archelon Deutschland GmbH and as Vice Chairperson of the Executive Committee of Archelon Suisse GmbH. Mr. Koltes is also a member of Error Free Software LLC, an affiliate of Archelon. From 1985 to 1988, Mr. Koltes was a Senior Tax Associate at Kirkpatrick & Lockhart. Mr. Koltes also served as a judicial law clerk for the Honorable Darrell D. Wiles, US Federal Tax Court, from 1983 to 1985. Mr. Koltes holds an LLM in Tax from New York University, and is a graduate of Dartmouth College and Western New England Law School.

Mr. Kritzman has been a director of ISE since 2000. Mr. Kritzman is the Chief Executive Officer and owner of Windham Capital Management, LLC. He has held this position since January 2000. In addition, from 1993 to 2000, Mr. Kritzman served as Managing Partner of Windham Capital Management Boston, a general partnership. Mr. Kritzman is also a Senior Partner of State Street Associates, and the Research Director of CFA Institute’s Research Foundation. He also teaches the Financial Engineering pro-seminar at the Massachusetts Institute of Technology’s Sloan School. From 1986 to 1988, Mr. Kritzman was General Partner of New Amsterdam Partners and from 1983 to 1986, was Vice President of Bankers Trust Company. Prior to that, Mr. Kritzman held research positions with AT&T and the Equitable Life Assurance Society. Mr. Kritzman has also served as a director on several boards, including The Center for International Securities and Derivatives Markets, The Fischer Black Memorial Foundation, The Institute for Quantitative Research in Finance and The International Association of Financial Engineers. In addition, Mr. Kritzman serves on several editorial and review boards, including

Emerging Markets Review, the Financial Analysis Journal, the Journal of Alternative Investments and the Journal Derivatives and the Journal of Investment Management.

Mr. Lehman has been a director of ISE since July 2004. He is also Head of the Global Derivatives Business at Citadel Investment Group, LLC. From 2002 to 2003, Mr. Lehman was Head of US Options Market Making at Citadel Investment Group, LLC. Prior to that, he was the portfolio manager for private investments at Citadel Investment Group, LLC from 1999 to 2002 and a trader in the Japanese Convertible Bond Trading Group at Citadel Investment Group, LLC from 1996 to 1999. Mr. Lehman holds a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Dr. Marshall has been a director of ISE since 2000. Dr. Marshall has been a Senior Member of Marshall, Tucker & Associates, LLC since 1991. He is also the Chief Executive Officer of Port Jefferson Capital I, LLC, a venture capital fund. Dr. Marshall served on the faculty of the Tobin Graduate School of Business at St. John’s University from 1981 to 2001. Dr. Marshall also served as the Executive Director of the International Association of Financial Engineers. Dr. Marshall earned a Ph.D. in Financial Economics from the State University of New York at Stony Brook, a M.B.A. in Finance from St. John’s University in 1977, a M.A. in Quantitative Economics from the State University of New York at Stony Brook in 1978, and a B.S. in biology/chemistry from Fordham University in 1973.

Ms. Miller has been a director of ISE since 2003. Ms. Miller has been a Director of the Center for Securities, Trust and Investments at American Bankers Association since 1989. Ms. Miller also has been General Counsel for the ABA Securities Association since 1995. In addition, from 1982 to 1988, Ms. Miller worked in the Division of Corporation Finance and in the Office of the General Counsel at the SEC. Ms. Miller is a graduate of Boston University and American University’s Washington College of Law and is a member of the D.C. Bar.

Mr. Pearl has been a director of ISE since 2000. Mr. Pearl is a financial industry consultant. He has been Vice President and Treasurer of Freescale Semiconductor, Inc. since 2003. Previously, Mr. Pearl was President and Chief Executive Officer at System Capital Corporation from 2000 to 2003 and was Senior Vice President and Treasurer at McDonald’s Corporation from 1978 to 1999. Mr. Pearl was also Chairman of The Profit Sharing Administrative Committee, which oversees investment choices for McDonald’s and Freescale’s employee retirement funds. Mr. Pearl served as an Advisory Director to McDonald’s board of directors from 1996 to 1997. In addition, Mr. Pearl was a Trustee of Aon Funds. Mr. Pearl is a member of the board of directors of the National Association of Corporate Treasurers and RIM Finance Limited. Mr. Pearl serves on the Advisory Board of the School of Liberal Arts and Sciences at DePaul University in Chicago and the boards of the Lincoln Park Zoo and the Chicago Shakespeare Theater.

Mr. Porter has been a director of ISE since 2000. Mr. Porter is a founder and was the first Chairman of the ISE from 1997 to 2002. Mr. Porter is also Chairman Emeritus of E*TRADE, the Managing Member of KAP Group LLC, Chairman of the Board of ATP and a Managing Member of Casey Securities, LLC. He has been the Chairman of ATP since 1997. Mr. Porter has held numerous senior management positions, including Chairman of Trelleborg Rubber Company; President of Tretorn Shoes; President of Commercial Electronics Incorporated. Mr. Porter has a M.S. in Management from The Massachusetts Institute of Technology, where he was a Sloan Fellow, a M.S. in Physics from Kansas State College and a B.A. in Mathematics from Adams State College.

Dr. Schmalensee has been a director of ISE since 2000. Since November 1998, Dr. Schmalensee has been the Dean of The Massachusetts Institute of Technology Sloan School of Management and a Professor of Economics and Management. Previously, Dr. Schmalensee served as Deputy Dean and Interim Dean. Dr. Schmalensee is a part-time consultant for LECG, LLC since April 2004 and was a part time consultant for NERA Economic Consulting from 1991 through March 2004. In addition, Dr. Schmalensee serves on the board of directors of IDG, Inc., and previously served on the board of directors of MFS Investment Management, from June 2002 to April 2004. From 1989 to 1991, Dr. Schmalensee was a member of the President’s Counsel of Economic Advisers. Dr. Schmalensee is a research associate of the National Bureau of Economic Research, a fellow of the Econometric Society, a member of the International Academy of Management, and a fellow of the American Academy of Arts and Sciences. Before joining MIT in 1977, Dr. Schmalensee was an Associate Professor at the University of California, San Diego, and has served as a visiting professor at the Harvard Business School.

Our board of directors is currently divided into two classes. Our Class I directors include Ms. Diamond, Mr. Flynn, Mr. Harkness, Mr. Kritzman, Mr. Porter, Mr. Riley and Dr. Schmalensee. Our Class II directors include Mr. Donnelly, Dr. Jones, Mr. Koltes, Mr. Lehman, Dr. Marshall, Ms. Miller and Mr. Pearl.

Composition and Classification of Board

We are in full and timely compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC thereunder, as well as the requirements of NYSE, including with respect to the independence of directors. In November 2004, the SEC proposed requirements relating to the composition of the boards and board committees of SROs. These proposals, if adopted, may affect the current composition of our board and its committees. See “Regulation—Recent Regulatory Developments” for a discussion of this SEC proposal and other related SEC proposals.

Our board of directors is comprised of fifteen members. Two directors are officers, directors or partners of PMMs and are elected by holders of Class B-1 memberships. Two directors are officers, directors or partners of CMMs and are elected by holders of Class B-2 memberships. Two directors are officers, directors or partners of EAMs, and are elected by holders of Class B-3 memberships. We refer to our directors who are elected by our Class B members as our industry directors. Eight of the directors are persons with no material business relationship with us or our affiliates and are elected by the holders of our Class A common stock. We refer to these 8 directors as our non-industry directors. Finally, one director is our Chief Executive Officer and is elected by the holders of our Class A common stock.

In accordance with our amended certificate of incorporation and constitution, each director, other than the Chief Executive Officer, holds office for a term of two years. The Chief Executive Officer holds office for a term of one year, or until such earlier time as such person no longer serves as Chief Executive Officer. No industry director may serve on the board of directors for more than three consecutive two-year terms. Any such industry director may be eligible for election following a two-year hiatus from the board of directors.

Under our amended certificate of incorporation and constitution, the directors, other than the Chief Executive Officer, are divided into two classes, and are designated as Class I and Class II directors. The division of the board of directors into two classes with staggered two-year terms may delay or deter a change of our management or a change in control. Class I directors were initially elected for a term expiring at the 2002 annual meeting of stockholders and Class II directors were initially elected for a term expiring at the 2003 annual meeting of stockholders. Subject to the provisions of our amended certificate of incorporation, at each annual meeting of stockholders, the stockholders will elect the successors of the class of directors whose terms are expiring. At each succeeding annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the second year following the year of their election, and until their successors are elected and qualified.

We held our annual stockholders’ meeting this year on May 11, 2005 and plan to hold our annual stockholders’ meetings each spring hereafter. The terms of our Class II directors will expire at our Spring 2006 annual stockholders’ meeting.

It is anticipated that our board of directors will meet at least quarterly.

Board Committees

Our board of directors has an Executive Committee, a Finance and Audit Committee, a Corporate Governance Committee, a Compensation Committee and a Committee for Review. The board of directors may also create such other committees as the board of directors deems appropriate.

Executive Committee. This committee has and may exercise all the powers and authority of the board, except with respect to approving a merger, consolidation, sale of all or substantially all of the assets or dissolution of ISE. Currently, David Krell (chairman), Ivers W. Riley, Frank J. Jones, Ph.D., Carleton Day Pearl and William A. Porter are members of the Executive Committee.

Finance and Audit Committee. Among other responsibilities, the committee oversees the engagement of independent public accountants to act as our auditors, annually reviews our financial statements and the scope and cost of annual audits and considers matters relating to accounting policies and internal controls. The committee is governed by a charter that complies with the rules of the SEC and NYSE. Currently, John F. Marshall, Ph.D. (chairman), Barbara Diamond, Mark P. Kritzman, Carleton Day Pearl and Frank J. Jones, Ph.D. are members of the Finance and Audit Committee. John F. Marshall is an independent director who is an audit committee financial expert as defined in the Exchange Act and acts in such capacity on the committee. Our board has determined that each of the directors serving on our audit committee is independent within the meaning of the rules of the SEC and the listing standards of NYSE.

Corporate Governance Committee. This committee reviews the qualifications of potential candidates for election as non-industry directors, and nominates such candidates. The individuals on the committee meet the independence requirements established by NYSE. The committee is also responsible for developing and recommending to the board a set of corporate governance principles applicable to us. The committee is governed by a charter that complies with the rules of NYSE. Currently, Ivers W. Riley (chairman), Sarah A. Miller (vice chairman), Barbara Diamond, Frank J. Jones, Ph.D., Mark P. Kritzman, John F. Marshall, Ph.D., Carleton Day Pearl and Richard Schmalensee, Ph.D., are members of the Corporate Governance Committee.

Compensation Committee. This committee approves our goals and objectives relevant to compensation and benefits, stays informed as to market levels of compensation and recommends to our board compensation levels and benefits for our management and employees. The committee is governed by a charter. The compensation committee will produce an annual report on executive compensation for inclusion in our proxy statement or Form 10-K filed with the SEC. Currently, Barbara Diamond (chairman), Richard Schmalensee, Ph.D., John F. Marshall, Ph.D. and Frank J. Jones, Ph.D., are members of the Compensation Committee.

Committee for Review. This committee reviews decisions of our Business Conduct Committee (a committee comprised of our members) regarding charges against members for violations of our rules or federal securities laws. The committee is governed by our rules, which have been approved by the SEC. Currently, Mark P. Kritzman (chairman), John F. Marshall, Ph.D. and Sarah A. Miller are members of the Committee for Review.

Director Compensation

Our officers who serve as directors are not compensated for serving as directors. Our non-officer directors receive several forms of compensation including an annual fee, compensation for participation at board and committee meetings, and reimbursement for costs associated with attending such meetings.

Industry directors are not paid an annual fee for board or committee service, but are paid $500 for attending board meetings and $200 for attending Executive Committee meetings.

Non-industry directors receive an annual fee ranging from $15,000 to $75,000 for serving on the board and $2,000 to $6,000 for attending board meetings. Fees vary based on the non-industry director’s position on the board of directors and the method by which the non-industry director elects to attend board meetings. Furthermore, if our non-industry directors serve on a committee of the board, they receive between $500 to $7,500 in annual fees for each committee on which they serve and $500 to $2,000 for each committee meeting attended.

As part of their compensation, our non-industry directors also receive options to purchase shares of Class A common stock. In November 2002, Frank J. Jones, Ph.D., Mark P. Kritzman, John F. Marshall, Ph.D., Richard

Schmalensee, Ph.D., Carleton Day Pearl, Ivers W. Riley and Barbara Diamond were each granted an option to purchase 9,000 shares of our Class A common stock for an exercise price of $1.39 per share subject to vesting over a one-year period and otherwise pursuant to our 2002 Stock Option Plan. In September 2003, Sarah A. Miller was granted an option to purchase 9,000 shares of our Class A common stock for an exercise price of $1.39 per share subject to vesting over a three-year period and otherwise pursuant to our 2002 Stock Option Plan. In addition, our non-industry directors received a restricted stock award ranging from 2,200 to 4,800 shares pursuant to our Omnibus Stock Plan in connection with our initial public offering.

Executive Compensation(1)

The following table sets forth certain information concerning the compensation paid to our chief executive officer and our five other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 for the year ended December 31, 2003 and 2004. These executives are referred to as our “named executive officers” elsewhere in this prospectus.

	Year	Annual Compensation			Long-Term Compensation (3)
Named Executive Officer		Salary	Bonus (1)	Other (2)		Other Compensation (4)
David Krell	2004	$877,347	$1,601,608	$62,301	$0	$12,300
President and Chief Executive Officer	2003	751,923	1,547,885	0	0	21,575

Gary Katz	2004	742,469	1,088,034	0	0	12,300
Chief Operating Officer	2003	641,346	1,242,019	0	0	15,025

Daniel P. Friel	2004	371,315	255,600	0	0	12,300
Chief Information Officer	2003	360,500	384,400	0	0	12,000

Michael J. Simon	2004	371,315	255,600	0	0	12,300
General Counsel, Chief Regulatory Officer and Secretary	2003	360,500	384,400	0	0	12,000

Bruce Cooperman	2004	291,799	220,600	0	0	12,300
Chief Financial Officer	2003	283,300	247,910	0	0	12,000

Paul J. Bennett	2004	155,667	0	0	0	0
Senior Vice President, Market Operations (5)	2003	309,000	303,950	0	0	12,000

(1)	Annual bonuses for each of the named executive officers were earned in 2003 and 2004, but paid in 2004 and 2005, respectively. A portion of those annual bonuses was based upon the sale of Class B-2 memberships during 2003 and 2004. Such portion of each named executive officer’s annual bonus attributable to the sale of Class B-2 memberships for 2003 and 2004, respectively, was as follows: David Krell: $420,000 and $1,075,000; Gary Katz: $280,000 and $716,800; Daniel P. Friel, Michael J. Simon and Bruce Cooperman: $41,250 and $105,600 each; and Paul J. Bennett: $41,250 and $0. In addition, a portion of the annual bonuses paid in 2003 includes $235,000 each for Daniel P. Friel and Michael J. Simon, $150,000 for Bruce Cooperman and $170,000 for Paul J. Bennett as deferred compensation under our KEYSOP® profit-sharing plan. The remaining portion of the annual bonus paid to David Krell and Gary Katz for 2003 and 2004 was determined based upon an assessment by the Compensation Committee of their individual contributions to the overall success of the Company for each year. The Compensation Committee established a bonus pool for 2003 and 2004 for each of the other named executive officers. The remaining portion of the annual bonuses paid to those other named executive officers was distributed from this pool and was determined, in each case, by David Krell and Gary Katz based upon their assessment of the contributions made by those named executive officers to our overall success for each year.

(2)	In 2003, does not include our expense for maintaining an apartment in New York City for use by our executive officers and other employees. Since January 1, 2004, David Krell has had exclusive use of the apartment.

(3)	In connection with our initial public offering, we granted an award with a total dollar value for David Krell, $2,100,000; Gary Katz, $1,700,000; Daniel P. Friel, $620,000; Michael J. Simon, $700,000; and Bruce Cooperman, $510,000. These awards are for performance in 2004 and 2005.

(4)	Includes matching contributions under our 401(k) plan. In addition, for 2003, includes $9,575 for David Krell and $3,025 for Gary Katz for term life insurance premiums paid by us for their benefit.

(5)	Paul J. Bennett resigned effective June 30, 2004 and his duties were transferred to Daniel P. Friel.

Stock Option Grants in Year Ended December 31, 2004

No stock options to purchase our Class A common stock were granted to the named executive officers during the year ended December 31, 2004.

Stock Option Grants in Nine Months Ended September 30, 2005

In connection with our initial public offering and 2004 annual performance awards, we granted the following options on our Class A common stock to our named executive officers as of September 30, 2005 pursuant to our Omnibus Stock Plan.

Name	Options	Strike Price
David Krell	125,263	$18.00
Gary Katz	101,404	$18.00
Daniel P. Friel	36,982	$18.00
Michael J. Simon	41,754	$18.00
Bruce Cooperman	30,421	$18.00

Aggregated Option Exercises During Year Ended December 31, 2004 and Nine Months Ended September 30, 2005 and Certain Option Values

None of our named executive officers exercised options to purchase our Class A common stock during the fiscal year ended December 31, 2004 or during the nine months ended September 30, 2005. The following table sets forth the number and value of shares underlying options held as of September 30, 2005.

	Number of Securities Underlying Options at September 30, 2005		Value of In-the-Money Options at September 30, 2005(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
David Krell	1,512,000	125,263	$33,279,120	$676,420
Gary Katz	1,008,000	101,404	22,186,080	547,582
Daniel P. Friel	148,500	36,982	3,268,485	199,703
Michael J. Simon	148,500	41,754	3,268,485	225,472
Bruce Cooperman	148,500	30,421	3,268,485	164,273
Paul J. Bennett (2)	148,500	—	3,268,485	—

(1)	These values have been calculated on the basis of $23.40 per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.
(2)	Paul J. Bennett resigned effective as of June 30, 2004. Paul J. Bennett’s options will remain exercisable for up to six months after any lock-up period applicable to our directors and officers in effect after the completion of this offering.

Omnibus Stock Plan

On August 16, 2004, we adopted the International Securities Exchange, Inc. Omnibus Stock Plan in order to further our growth and profitability by increasing incentives and encouraging equity ownership on the part of our employees, independent contractors and board members. The plan is intended to permit the grant of awards that constitute incentive stock options, or ISOs, non-qualified stock options, or NQSOs, stock appreciation rights, or SARs, restricted stock and restricted stock units, or RSUs. Each award under the plan is evidenced by a written award agreement between us and each participant containing the terms and conditions of such award.

This plan is administered by the compensation committee of our board. The committee is authorized to construe and interpret the plan and any related award agreement and to promulgate, amend, and rescind rules and regulations relating to the implementation and administration of the plan. The committee is also authorized to select the plan’s participants, determine the amount and form of awards, and impose restrictions, terms and conditions upon awards. Our compensation committee may delegate all or any part of its authority and powers except the power with respect to (1) selection of participants who would be subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to any such participant and (2) awards intended to be “qualified performance-based compensation” under Section 162(m) of the Code.

Subject to certain adjustment provisions, 4,140,000 shares of our Class A common stock are available for grants under the plan and up to ten percent of those shares in respect of restricted stock, RSUs, ISOs, NQSOs, or SARs, or a combination thereof, may be granted during any year to any person. Shares of our Class A common stock awarded under the plan may be either authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof.

Under this plan, the committee has the authority to grant awards that are contingent upon the achievement of performance goals. Such performance goals are to be specified in the relevant award agreement and may be based on various factors including, but not limited to: (1) revenue, (2) earnings per share, (3) net income per share, (4) share price, (5) pre-tax profits, (6) net earnings, (7) net income, (8) operating income, (9) cash flow, (10) earnings before interest, taxes, depreciation and amortization, (11) sales, (12) total stockholder return relative to assets, (13) total stockholder return relative to peers, (14) financial returns (including, without limitation, return on assets, return on equity and return on investment), (15) cost reduction targets, (16) customer satisfaction, (17) customer growth, (18) employee satisfaction, (19) gross margin, (20) revenue growth, or (21) any combination of the foregoing, or such other criteria as the committee may determine. Performance goals may be in respect of our performance or any of our affiliates or any combination thereof on either a consolidated, business unit or divisional level.

In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock or extraordinary cash dividends, split-up, share combination, or other similar change in our corporate structure affecting the shares, our compensation committee may adjust the number, class and series of our securities or the securities of any successor corporation available under this plan, the number, class, series, exercise price per share (in the case of an option) and base price (in the case of a SAR) of securities subject to outstanding awards, the maximum number of shares available for grant and the maximum number of shares which may be granted to any participant in any single calendar year, in such manner as the committee determines to be appropriate to prevent the dilution or diminution of such awards. The committee may also, in its sole discretion, cancel some or all of the outstanding awards and pay to each holder of a cancelled award a payment in cash or securities in an amount that the committee in good faith determines to be the equivalent value of such award on the date of such event.

This plan will automatically terminate on the day immediately preceding the tenth annual anniversary of its adoption, unless terminated sooner by our board. Our board may amend, suspend or terminate this plan at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulations, provided that no such amendment, suspension or termination shall alter or impair the rights of any participant under any outstanding award without the consent of the participant.

Stock Options. This plan authorizes the grant of ISOs and NQSOs, provided that no ISO shall be granted more than ten years after the earlier of (1) the date this plan was adopted by our board or (2) the date this plan was approved by our stockholders. ISOs are not transferable, except by will or the laws of descent.

Our compensation committee determines, at the time options are granted, the exercise price and expiration date for the option, the number of shares to which the option pertains, whether the option is ISO or NQSO and any other terms and conditions of the option. Notwithstanding any such designation, to the extent that the aggregate fair market value (determined as of the grant date) of shares with respect to which options designated as ISOs are exercisable for the first time by a participant exceeds $100,000, such options shall constitute NQSOs.

With respect to ISOs, the exercise price per share is not permitted to be less than 100% of the fair market value per share of Class A common stock as of the date of grant and the expiration date would be no later than the tenth anniversary of the date of grant. Further, in the case of ISOs, if the participant, as of the date of grant, owns more than 10% of the combined voting power of all classes of shares of capital stock or any subsidiary, parent or affiliate, the exercise price per share is not permitted to be less than 110% of the fair market value per share as of the date of grant and the expiration date would be no later than the fifth anniversary of the date of grant.

Options granted under the plan shall be exercisable at such times and shall be subject to such restrictions and conditions as the compensation committee shall determine in its sole discretion. After an option is granted, our compensation committee, in its sole discretion, may accelerate the exercisability of the option. The exercise of an option is contingent upon payment by the participant of an amount sufficient to pay all taxes required to be withheld by any governmental agency, in any form approved by the committee. The exercise price per share is payable at the time the option is exercised in accordance with procedures determined by the committee. The exercise price is payable in cash or by any method determined by the committee, including by delivery of shares already owned by a participant for at least six months, having a fair market value equal to the exercise price.

Stock Appreciation Rights. This plan authorizes the grant of SARs under terms and conditions, including the base price, determined by our compensation committee.

The plan also authorizes the grant of tandem SARs, or SARs granted in tandem with an option, provided that tandem SARs related to an ISO will be granted at the same time that such ISO is granted, that the base price with respect to shares subject to a tandem SAR will be the same as the exercise price with respect to the shares subject to the related option, and that the expiration date with respect to a tandem SAR will not be later than the expiration date of such related option.

Upon exercise of a SAR, the participant will receive payment from us in an amount determined by multiplying: (1) the amount by which the fair market value of a share on the date of exercise exceeds the base price specified in the award agreement pertaining to such SAR; times (2) the number of shares with respect to which the SAR is exercised. Such payment can be in cash, in shares with a fair market value equal to the amount of the payment or a combination thereof as determined by the compensation committee in its sole discretion.

Stock Awards. This plan authorizes the grant of restricted stock and RSUs under terms and conditions, including the number of shares granted, the price, if any, and the period of restriction, as determined by our compensation committee. An award of restricted stock may be granted under which the shares are subject to forfeiture should the participant not be employed by us or a member of the board of directors on the date or dates specified in the award agreement or should the performance goals, if any, specified in the award agreement not be met. RSUs may be granted subject to a period or periods of time after which the participant will receive shares if the conditions contained in such award have been met. Our compensation committee may also impose such restrictions on shares subject to an award of restricted stock as it deems advisable or appropriate.

Shares subject to an award of restricted stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated during a period of restriction. During the period of restriction, participants holding shares of restricted stock may exercise full voting rights with respect to those shares, and are entitled to receive all dividends and other distributions paid with respect to such shares, unless otherwise provided in the award agreement. If any such dividends or distributions are paid in shares, the shares will be deposited with us and shall be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid.

On the date set forth in the award agreement, the restricted stock or RSUs for which restrictions have not lapsed (i.e., those that have been forfeited) shall revert to us and again shall become available for awards under this plan.

In connection with the completion of our initial public offering, we issued 267,200 shares of restricted stock under our Omnibus Stock Plan to all of our employees and non-industry directors, except that our CEO and COO did not receive any of these shares. Of the named executive officers, Michael J. Simon, Daniel P. Friel and Bruce Cooperman each received 4,800 shares of restricted stock. Additionally, we granted all of our employees awards in the form of restricted stock and options under our Omnibus Stock Plan having an aggregate total dollar value at the time of grant of $9.8 million. These awards represent payment of 2004 performance-based bonuses awarded in the ordinary course and an accelerated grant for our officers’ 2005 performance in the amount of $4.1 million. See also “Management—Employment Arrangements.”

Benefits Plans

2002 Stock Option Plan

In October 2002, we adopted the International Securities Exchange, Inc. Stock Option Plan, which we refer to as the 2002 Stock Option Plan. The purpose of this plan is to further and promote the interests of ISE, our subsidiaries and our stockholders by enabling us and our subsidiaries to attract, retain and motivate key employees and non-employee directors, or individuals who may become key employees or non-employee directors, and to align the interests of those individuals and our stockholders.

This plan is administered by our board of directors or a committee established from time to time in the sole discretion of our board. In the event that our board determines that the plan shall be administered by a committee, then the committee may exercise all powers granted to our board under the plan, other than the board’s power to amend, suspend or terminate the plan. Our board is authorized to construe and interpret this plan and to promulgate, amend, and rescind rules and regulations relating to the implementation and administration of this plan. Our board is also authorized to select the persons eligible for awards under the plan, determine the amount and form of awards, and impose restrictions, terms and conditions upon options. Our board’s determinations need not be uniform and may be made selectively among plan participants. Any determination, decision, or action of our board in connection with the construction, interpretation, administration, or implementation of this plan is final, conclusive and binding upon all plan participants and any person’s claiming under or through any participant.

This plan authorizes the grant of nonqualified stock options with respect to our Class A common stock or any other security issued by us in substitution or exchange therefor. Subject to certain adjustment provisions, this plan allows for the issuance of a maximum of 3,861,000 shares of Class A common stock. This plan authorizes awards to our employees and non-employee directors and employees and non-employee directors of our subsidiaries. Each option is evidenced by an option agreement between us and each participant containing the terms and conditions of the option grant.

Unless otherwise provided in the option agreement, options granted under this plan may not be sold, transferred, pledged, assigned, exchanged, encumbered, or otherwise hypothecated or disposed of by the plan participant except by will or the laws of descent.

Under this plan, our board determines the exercise price for options at the time the options are granted. The exercise price per share shall be payable at the time the option is exercised in accordance with any procedures established by our board. The exercise price is payable by any method established by our board, including by delivery of shares already owned by a plan participant for at least six months, having a fair market value equal to the exercise price.

The exercise of any stock option prior to a public offering is contingent upon the participant becoming a party to the Stockholders Agreement. See “Certain Relationships and Related Transactions—Private Placement and Stockholders Agreement.”

In the event of changes in our outstanding stock or capital structure by reason of stock or extraordinary cash dividends, stock splits, reverse stock splits, recapitalizations, a change of control, reorganizations, mergers, consolidations, combinations, exchanges, or other changes in capitalization, or in the event of changes in applicable laws or other changes in circumstances that results in substantial dilution or enlargement of the rights granted to, or available for, participants, then to the extent our board of directors deems equitable in order to maintain the intended operation of this plan, any option granted under this plan and the maximum number of shares of Class A common stock available for grant is subject to adjustment or substitution as to the number, price or kind of shares of stock or other consideration.

In the event of certain changes in control, such as a merger, sale of all or substantially all of our assets or our reorganization or liquidation, our board may, in its discretion and upon at least 10 days advance notice to the affected persons, cancel any outstanding options and cause the holders of the options to be paid, in cash or stock (including any stock of a successor or acquirer) in an amount determined by our board, based upon the excess of the value (as determined by the board) of a share of Class A common stock over the applicable exercise price.

This plan will automatically terminate on the day immediately preceding the tenth anniversary of its adoption, unless terminated sooner by our board of directors. Our board may amend, suspend or terminate this plan at any time, provided that no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding options without the consent of such participant.

As of September 30, 2005, options to purchase 3,693,650 shares of Class A common stock were outstanding under this plan.

Stock Purchase Plan

On August 16, 2004, we adopted the International Securities Exchange, Inc. Stock Purchase Plan. The plan is designed to allow eligible employees and directors to purchase shares of our Class A common stock, at defined intervals, with their accumulated payroll deductions (or with additional contributions, if permitted by the relevant offering). We have reserved 1,350,000 shares of Class A common stock for issuance under this plan.

This plan is administered by our board of directors or a committee designated by our board. Our board (or such specifically designated committee) may determine when and how rights to purchase stock will be granted and the provisions of each offering to purchase stock pursuant to the plan. In addition, our board may interpret the plan and, subject to its provisions, prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the plan.

Employees are eligible to participate in the plan if they have been employed by us or our designated affiliates for such continuous period preceding such grant as our board may require. Unless otherwise determined by our board and set forth in the terms of the applicable offering, no employee shall be eligible to participate in an offering unless, as of the offering date, such employee’s customary employment is for at least 35 hours per week. Under this plan, our board may from time to time grant to eligible employees or directors rights to purchase Class A common stock during designated offering periods. The initial offering period began on March 15, 2005 and, unless otherwise determined by our board, new offering periods of three months duration will begin following the last day of each three-month period. Each offering shall be in such form and shall contain such terms and conditions as our board shall deem appropriate, including the period during which the offering shall be effective, which period shall not exceed five (5) years. Rights to purchase stock granted under the plan are not transferable by an employee or director other than by will or the laws of descent and distribution.

Employees or directors electing to participate in an offering period may have up to 25% of their base salary (as defined in the plan) or, in the case of directors, directors’ annual and per-meeting fees, withheld pursuant to the plan, subject to any limit imposed from time to time by our board (currently $25,000 per year). The amount withheld is then used to purchase shares of our Class A common stock on the purchase date that is the last day of each offering period. The price of Class A common stock purchased under the plan will not be less than 85% of the fair market value of our Class A common stock (as reasonably determined by our board) on the purchase date. Since the shares are purchased at less than market value, employees and directors will receive a benefit from participating in the plan. In connection with each offering, our board may specify the maximum number of shares that may be purchased by any employee or director, as well as a maximum aggregate number of shares that may be purchased by all participants to such offering. In addition, in connection with each offering that contains more than one purchase date, our board may specify a maximum aggregate number of shares that may be purchased by all participants on any given purchase date under the offering. The payroll deductions made for each participant shall be credited to an account for such participant under the plan and shall be deposited with our general funds. Employees or directors may reduce or increase their payroll deductions or may begin payroll deductions after the commencement of any offering only as provided in the relevant offering. Employees and directors may end their participation in the plan at any time during an offering period by delivery to us of a notice of withdrawal in such form as we provide, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase stock will be returned to them (without interest). Participation ends automatically upon termination of employment with us or, in case of a director, cessation of directorship.

On each purchase date specified in the relevant offering, each participant’s accumulated payroll deductions and other additional payments or contributions, if any, will be applied to the purchase of whole shares of common stock, up to the maximum number of shares permitted pursuant to the terms of the plan and the applicable offering, at the purchase price specified in such offering. No rights to purchase shares may be exercised to any extent unless the shares to be issued upon such exercise (including any rights granted thereunder) are covered by an effective registration statement pursuant to the Securities Act and the plan is in material compliance with all applicable, state, foreign and other securities laws and other laws applicable to the plan.

In the event of a merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving our receipt of consideration, our board, in its sole discretion, may make appropriate and conclusive adjustments in the classes and maximum number of shares subject to the plan and the classes and number of shares and price per share of stock subject to outstanding rights.

This plan terminates on the earlier of the tenth anniversary of its effective date or when all shares available under the plan have been issued, unless terminated earlier by our board. Our board has the authority to amend the plan at any time without stockholder approval unless such amendment increases the number of shares reserved for rights under the plan or stockholder approval is otherwise required pursuant to stock exchange rules or the federal securities laws.

Senior Executive Annual Bonus Plan

On August 16, 2004, we adopted the International Securities Exchange, Inc. Senior Executive Annual Bonus Plan for the purpose of providing an annual bonus plan to senior executives for their significant contribution toward our improved profitability and growth and ensuring that annual incentive awards paid to certain senior executives thereunder are fully tax deductible for us under Section 162(m) of the Code.

Under Section 162(m) of the Code, the amount which we may deduct on our tax returns for compensation paid, or accrued, with respect to certain covered employees (generally the Chief Executive Officer and the four highest paid executive officers other than the Chief Executive Officer) in any taxable year is generally limited to $1 million per individual. However, compensation paid pursuant to a compensation plan adopted prior to our initial public offering is not subject to this limit until the earliest to occur of (i) the expiration of the plan, (ii) the material modification of the plan or (iii) the first meeting of stockholders of which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the offering occurs. Although compensation paid under this plan should be exempt from the limits of Section 162(m) of the Code for one period described above, we expect to administer the plan in accordance with the provisions of Section 162(m) of the Code.

Our executive officers are eligible to be selected to participate in this plan. Under the plan, our compensation committee or another committee designated by our board and consisting exclusively of outside directors within the meaning of Section 162(m) of the Code selects participants in the plan, determines the amount of their award opportunities, selects the performance criteria and the performance goals for each year, administers and interprets the plan and may establish, amend and waive rules and revisions in connection with the administration of the plan. An eligible employee may (but need not) be selected to participate in the plan each year. In the event an eligible employee is selected to participate in the plan, such employee will not participate in any other annual incentive plan.

No later than 90 days after the commencement of each fiscal year (or by such other deadline as may apply under Section 162(m)(4)(C) of the Code or the Treasury Regulations thereunder), our compensation committee will select the persons who will participate in this plan during such year and establish in writing the performance goals for that year as well as the method for computing the amount of compensation which each such participant will be paid if such goals are attained in whole or in part. Such method will be stated in terms of an objective formula or standard that precludes discretion to increase the amount of the award that will be due a participant upon attainment of the goals and may be different for each participant. The committee retains discretion under the plan to reduce an award at any time before it is paid.

The maximum amount of compensation that may be paid under the plan to any participant for any year is $5 million.

Under this plan, the performance goals for any year may be based on any of the following criteria, either alone or in any combination, and on either a consolidated or business unit level, and may include or exclude discontinued operations and acquisition expenses (e.g. pooling of interests and restructuring expenses), as the committee may in each case determine: level of trading volume, sales, earnings per share, income before cumulative effect of accounting changes, net income, return on assets, return on equity, return on capital employed, total stockholder return, market valuation, cash flow, completion of acquisitions, business expansion and product diversification. The foregoing terms shall have any reasonable definitions that the committee may specify, which may include or exclude any or all of the following items, as the committee may specify: extraordinary, unusual or non-recurring items; effects of accounting changes; effects of currency fluctuations; effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); expenses for restructuring, productivity initiatives or new business initiatives; non-operating items; acquisition expenses; and effects of divestitures. Any of the foregoing criteria or a combination of such criteria may apply to a participant’s award opportunity for any year in its entirety or to any designated portion of the award opportunity, as the committee may specify.

Awards may be paid under this plan for any year only if and to the extent the awards are earned on account of the attainment of the performance goals applicable to such year and the participant is continuously employed by us throughout such year. The only exceptions to the continued employment requirement are if employment terminates by reason of death, disability or retirement (each as determined by the committee) during a year, in which case a prorated award will be paid at the same time an award would have been paid had no termination of employment occurred. If a participant’s employment terminates for any reason other than death, disability or retirement during a year, any award for such year will be forfeited.

All payments pursuant to this plan are to be made in cash, only after the committee certifies that the performance goals for the year have been satisfied in accordance with applicable treasury regulations under Section 162(m) of the Code. Our board may amend, modify or terminate the plan at any time.

KEYSOP® Profit-Sharing Plan

In July 2000, we adopted a program under which eligible employees were awarded options to purchase shares of mutual funds (Fund Options). The price at which a mutual fund share could be purchased upon exercise of a Fund Option was lower than the value of the mutual fund share on the date of grant of the Fund Option. Fund Options were awarded to eligible employees as additional compensation in lieu of the profit-sharing award to which such employees were otherwise entitled (Profit-Sharing Options). In addition, Fund Options were granted at the election of eligible employees in lieu of a portion (not less than $5,000) of the annual bonus to which such employees were otherwise entitled (Bonus Options). The Jobs Creation Act of 2004 includes material changes to the federal tax rules affecting deferred compensation. The Act adversely affects the tax deferral aspects of the profit-sharing plan for options granted or vesting after 2004. As a result, we will not issue any new options and have modified outstanding options that vest after 2004 so that these options are required to be exercised and paid out in the year they vest. Options that vested before 2005 remain outstanding in accordance with their original terms. Due to those changes in the profit-sharing plan, the following discussion applies only to outstanding Fund Options.

Fund Options were granted at approximately the same time an eligible employee would have otherwise received a profit-sharing award or bonus. When a Fund Option was granted, the employee received an option agreement, which described the type and amount of investment vehicle selected for each Fund Option.

Holders of Fund Options will generally be paid annually an amount equal to the amount of dividends and capital gains distributions paid on the investments covered by the holder’s Fund Options during the previous year.

Profit-Sharing Options vest over a three-year period, vesting in thirds on each anniversary date of the grant date. Bonus Options fully vest at the grant date. In the event of a change in control of ISE or upon retirement, all unvested Fund Options become vested. Any unvested Fund Options are forfeited upon termination of employment. As noted earlier, Fund Options vesting after 2004 are required to be exercised and paid in the year in which they vest.

All Fund Options issued under the plan were granted for a price below the fair market value of the underlying mutual fund shares. In doing so, the employee defers current compensation. The employee may access the funds once fully vested. The employee chooses how to invest the funds. The plan enables deferred income tax, appreciation of tax deferred amount, unlimited access to vested deferred amounts and choices of investment vehicles.

To exercise the Fund Options, the employee must complete and return an option exercise form. The employee pays an exercise price which equals 30% of the fair market value of the mutual fund shares on the grant date. In return for this cash payment, the employee receives the full amount of mutual fund shares covered by the Fund Option. Alternatively, the employee may receive an amount equal to the net value of the difference between the exercise price and the value of the underlying investment. This alternative cashless exercise must be arranged by a brokerage firm. When the employee completes the appropriate documentation, the brokerage firm will advance the funds needed to exercise the Fund Options. Upon delivery of the mutual fund shares, the employee sells sufficient shares to repay this advance. In general, Fund Options vesting before 2005 will remain open for 15 years from the grant date, even if the employee retires, becomes disabled, or separates from services with the employer because of a change in control. However, Fund Options which are exercisable, but which have not yet been exercised upon an employee’s termination of employment for gross negligence or other cause, may, in lieu of actual exercise, be canceled by the Compensation Committee for a cash payment of an amount equal in value to the full number of exercisable shares less the total exercise price of such shares. While we intend to continue the plan indefinitely, we may at any time terminate, suspend, amend or modify the plan.

Employee 401(k) Plan

We have established a tax-qualified employee savings and retirement plan for all permanent employees. Under our 401(k) plan, employees may elect to reduce their current compensation by up to 20% or the statutory limit, $14,000 in 2005, whichever is less, and have us contribute such amount to the 401(k) plan. The plan provides for matching contributions to be made by us at our discretion subject to the provisions of the plan. As of September 30, 2005, we had 172 employees and former employees participating in the plan, which had total assets of $10.5 million. During 2003 and 2004, participants made before-tax contributions of $0.9 million and $1.0 million, respectively, and after-tax contributions of $46,000 and $44,000, respectively.

Other Employee Benefits Plans

Our eligible employees are entitled to participate in several health and welfare plans established by us, including: medical and dental benefits, employee flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and life insurance.

Arrangements with Paul J. Bennett

Paul J. Bennett resigned as of June 30, 2004. Paul J. Bennett currently holds an option to purchase 148,500 shares of Class A common stock at a per share exercise price of $1.39. The option will remain exercisable for up to six months after any lock-up period applicable to our directors and officers in connection with our initial public offering.

Paul J. Bennett entered into a Duty of Loyalty Agreement with us on May 25, 2004. Under the agreement, Paul J. Bennett has agreed to certain confidentiality, non-competition and non-solicitation provisions that expire on the later of: (1) 24 months following his last day of employment, and (2) such time as all of his currently outstanding stock options have been exercised or forfeited, but in no event later than 30 months following his departure.

Upon Paul J. Bennett’s departure, we accelerated the vesting of a portion of his profit-sharing award issued pursuant to our profit-sharing plan.

Employment Arrangements

We have entered into employment agreements with David Krell (as Chief Executive Officer), Gary Katz (as Chief Operating Officer), Bruce Cooperman (as Chief Financial Officer), Michael J. Simon (as General Counsel, Chief Regulatory Officer and Secretary) and Daniel P. Friel (as Chief Information Officer). David Krell and Gary Katz’s employment agreements will supersede existing employment agreements with us.

Each agreement commenced on March 14, 2005, the closing date of our initial public offering, will expire on December 31, 2007 and will automatically extend for successive one-year terms unless we or the relevant employee provides written notice of an intention to terminate the agreement at least 120 days prior to the end of the then current term.

Under their respective employment agreements, each received the following initial annual base salaries: (1) David Krell, $1 million, (2) Gary Katz, $850,000, (3) Bruce Cooperman, $310,000, (4) Michael J. Simon, $385,000 and (5) Daniel P. Friel, $385,000. While David Krell’s and Gary Katz’s agreements do not contain any express provision for annual salary increases, the salaries of Bruce Cooperman, Michael J. Simon and Daniel P. Friel will be evaluated each year by our Chief Executive Officer and our Chief Operating Officer, and increased by no less than 3% annually, provided that such increases do not result in payment of a base salary that would not be fully deductible by us. Additionally, each of these executives is eligible to receive an annual discretionary bonus, the actual amount of which will be determined based on our and such employee’s achievement of performance objectives set by the compensation committee or other committee of our board no later than ninety

(90) days following the commencement of the calendar year for which the annual bonus will be payable, each year as part of the budget review process.

Such annual bonus may be paid in cash and/or in restricted stock, options or other non-cash compensation pursuant to our Omnibus Stock Plan; provided that any non-cash bonus, absent agreement by the employee otherwise, shall be paid without being subject to any vesting or similar limitation.

In addition to the above compensation and in connection with our initial public offering, under our Omnibus Stock Plan each was granted, on March 9, 2005, an award with a total dollar value at the time of grant being as follows: (1) David Krell, $2.1 million, (2) Gary Katz, $1.7 million, (3) Bruce Cooperman, $510,000, (4) Michael J. Simon, $700,000 and (5) Daniel P. Friel, $620,000. In each case, 66% of the total dollar value of the award was awarded in the form of restricted stock and 34% of the total dollar value of the award was awarded in the form of stock options that will be exercisable at the initial public offering price and valued in a manner consistent with that used for our books and records. These awards represent two years worth of grants. Because these awards are being granted on an accelerated basis, they will vest over a three-year period on a staggered basis as follows: 15% in year 1; 30% in year 2; and the remaining 55% in year 3. These awards are part of the awards granted to all of our employees under the Omnibus Stock Plan in connection with our initial public offering having an aggregate total dollar value at the time of grant of $9.8 million.

Furthermore, each is also entitled to receive or participate in certain of our benefits, such as our 401(k) plan, group health plans, paid vacation and sick leave, basic life insurance and short-term and long-term disability and such other benefits as are customarily provided to our senior executives. Each shall also be covered by our directors and officers liability insurance.

Each employment agreement may be terminated upon the occurrence of the following: (1) death or disability (as defined in the agreements), (2) termination by the employee for any reason, including good reason (as defined in the agreements), (3) termination by us, with or without cause (as defined in the agreements) or (4) termination by us or the employee by providing notice of an intent not to extend the then current term of employment.

If an employee’s employment terminates as a result of death or disability, is terminated by us for cause or is terminated by an employee without good reason, we will provide the employee (or his estate) with the following compensation: (1) annual base salary through the date of termination, (2) any deferred compensation or bonuses in accordance with applicable plans, (3) reimbursement of expenses incurred but not paid, and (4) any other benefits the employee is eligible to receive under any of our plans or programs. Additionally, for termination because of death or disability, the employee will receive any annual bonus that was awarded but not yet paid and any pro-rated annual bonus for any partial year worked.

If we terminate an employee’s employment without cause or an employee terminates for good reason, we will provide the employee with the following compensation: (1) annual base salary through the date of termination and for 24 months thereafter, (2) two times the average of any annual bonuses paid to the employee in the two full years before termination, (3) any annual bonus that was awarded but not yet paid, (4) any pro-rated annual bonus for any partial year worked, (5) any deferred compensation or bonuses in accordance with applicable plans, (6) reimbursement of expenses incurred but not paid, and (7) up to 24 months of continued coverage under our group medical, dental and life insurance plans.

If we terminate an agreement by providing notice of an intention not to extend the then current term of his employment, we will pay the employee the following compensation: (1) annual base salary through the date of termination and for 12 months thereafter, (2) any bonus that was awarded but not yet paid, (3) any pro-rated annual bonus for any partial year worked, (4) any deferred compensation or bonuses, (5) reimbursement of expenses incurred but not paid, and (6) any other benefits as may be provided in our applicable programs and plans.

Each agreement also contains a provision that covers any termination of employment without cause or for good reason occurring within 18 months following a change in control (as defined in the agreement), which entitles the employee to the following compensation in lieu of any other compensation and benefit whatsoever discussed above: (1) annual base salary through the date of termination and for 36 months thereafter, (2) payment of three times the average of any annual bonuses paid to the employee in the two full years before termination, (3) any bonus that was awarded but not yet paid, (4) reimbursement of expenses incurred but not paid, and (5) continued participation in our group medical, dental and life insurance plans for up to 36 months. In addition, if the aggregate amount of payments and benefits to be paid to or received by an employee in connection with a change in control, regardless of the source of obligation to pay or provide such benefits, is determined to be an excess parachute payment (within the meaning of Code Section 280G and the Treasury regulations promulgated thereunder), thereby subjecting the employee to an excise tax, we will pay the employee an additional gross-up amount with respect to any excise tax imposed on the total payments.

No termination payments under any of the above termination provisions will be made unless and until the employee signs a general release in favor of us.

The agreements also contain confidentiality, non-competition and non-solicitation provisions, whereby each employee acknowledges the obligation to protect our confidential information and intellectual property, agrees not to interfere with our business relationships or to otherwise compete with us upon termination and agrees not to solicit our employees, directors, consultants, agents, independent contractors or clients. The confidentiality provision continues indefinitely and the non-competition and non-solicitation restrictions last for 24 months following termination of employment for any reason, except that if we notify the employee of our intent not to extend the employment term, the restrictions will be reduced to 12 months.

All disputes between us and the employee relating to the employment or the termination of employment are subject to binding arbitration.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee currently are Barbara Diamond, Richard Schmalensee, Ph.D., John F. Marshall, Ph.D. and Frank J. Jones, Ph.D. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Limitation of Liability; Indemnification

As permitted by the DGCL our amended certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. This limitation is generally unavailable for acts or omissions by a director that were (1) in bad faith, (2) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (3) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director liability for acts or omissions that resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. However, such limitation of liability would not apply to violations of the federal securities laws, nor does it limit the availability of non-monetary relief in any action or proceeding against a director.

Our amended constitution provides for indemnification, to the fullest extent permitted by the DGCL, of any person made or threatened to be made party to any action, suit or proceeding by reason of the fact that such person is or was a director or officer of ISE, or, at our request serves or served as a director or officer of or in any other capacity for, or in relation to, any subsidiary or other company, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our amended constitution also provides that, to the extent authorized from time to time by our board, we may provide to any one or more of our employees and other agents or any subsidiary, rights of indemnification and to receive payment or reimbursement of expenses, including attorney’s fees, on such terms and conditions as the board of directors determines, that are similar to the rights conferred by the amended certificate of incorporation and constitution on our directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Class B Trading Activities

Holders of our Class B memberships, as a class, elect 6 of our 15 directors, and some of the holders of our Class B memberships are also owners of shares of our Class A common stock. Holders of our Class B memberships, either directly or through affiliates, execute transactions on our exchange, and are charged transaction fees and other trading related charges for such transactions. If we complete our proposed reorganization, our members will continue to conduct their trading activities on our exchange, ISE LLC, which is a subsidiary of ISE Holdings. Our transaction and other trading related charges are approved by the SEC. We also believe that these transactions were conducted on the basis of commercial terms prevailing in the market at the time of each transaction. See “Principal and Selling Stockholders” and “Description of Capital Stock—Class B Memberships.” If we complete our proposed reorganization, none of the holders of our Class B memberships will retain the right to elect representatives to the board of directors of ISE Holdings. The holders of our Class B memberships will, however, retain the right to elect representatives to the board of ISE LLC. See “Proposed Reorganization.”

Transaction Fees. In 2003 and 2004 and the nine months ended September 30, 2005, we generated $25.5 million, $24.1 million and $17.6 million of revenues, respectively, from our Class B members who had a 5% or greater ownership interest in our Class A common stock, in connection with their trading activities. We also have receivables of approximately $3.9 million, $3.8 million and $4.4 million as of December 31, 2003 and 2004 and September 30, 2005, respectively, from these members for their transaction fees.

Sales of Class B Memberships. As a general matter, we must approve the sale and lease of shares of Class B-1 and Class B-2 memberships by our current members to other entities. We also must approve the entities to whom Class B-1 and Class B-2 memberships are sold or leased to operate as members on our exchange.

In connection with our demutualization, we created Class B memberships that grant holders certain trading rights and privileges on our exchange. During 2003, we sold 30 Class B-2 memberships; during 2004, we sold 13; and during the nine months ended September 30, 2005, we sold three. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments, even though the Class B-2 memberships are immediately effective upon being granted. Each membership was sold for $1.5 million and as of September 30, 2005, we had $6.6 million yet to be received under the installment sales. In 2003, 2004 and the nine months ended September 30, 2005, we recognized related revenue of $2.1 million, $4.0 million and $3.4 million, respectively.

Payment for Order Flow. Under our payment for order flow program, we pay some of our EAMs on behalf of our market makers for order flow sent to our exchange. For a discussion of our payment for order flow program, see “Industry—Payment for Order Flow” and “Regulation—Recent Regulatory Developments—Payment for Order Flow.”

Market Data Fees. Market data fees represent our share of the sale of options transaction information, often referred to as market data, sold by OPRA to third parties. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Industry Directors

Six of our 15 directors are elected by our members and each such director is affiliated with a member, and in some instances, the affiliated member is also a holder of Class A common stock. These industry directors receive certain compensation for their services as directors. See “Management—Director Compensation.” The industry directors are listed below.

•	James V. Harkness is a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P., which holds shares of our Class A common stock, Class B-2 memberships and is a Class B-3 member on our exchange.

•	William A. Porter is the Managing Member of KAP Group LLC and Chairman of the board of ATP. He is also Chairman Emeritus of E*TRADE and a Managing Member of Casey Securities, LLC. KAP Group LLC and ATP hold shares of our Class A common stock. Each of ATP and Casey Securities, LLC are Class B-3 members of our exchange. E*TRADE owns shares of our Class A common stock and is a Class B-3 member on our exchange.

•	Jason Lehman is the Head of Global Volatility Arbitrage at Citadel Investment Group, LLC and currently heads the Global Options business for Citadel. Citadel directly or indirectly owns shares of our Class A common stock and holds Class B-1, Class B-2 memberships and is a Class B-3 member of our exchange.

•	Brian P. Donnelly is a Managing Director at UBS Securities LLC. He is also the Global Head of Electronic Volatility Trading for UBS Securities LLC. UBS Securities LLC holds Class B-2 memberships and is a Class B-3 member on our exchange.

•	Sean Flynn is an options trader for Timber Hill LLC and is also a minority member of Interactive Brokers Group LLC, the parent company of Timber Hill LLC. Timber Hill LLC holds Class B-1 and Class B-2 memberships. Interactive Brokers Group LLC is a Class B-3 member on our exchange.

•	John A. Koltes III is an Executive Partner of the Archelon Group, serving as Executive Manager of Archelon LLC, a member of the Executive Board of Archelon Deutschland GmbH and as Vice Chairperson of the Executive Committee of Archelon Suisse GmbH. Mr. Koltes is also a member of Error Free Software LLC, an affiliate of Archelon. Archelon LLC owns shares of our Class A common stock and holds Class B-2 memberships.

For a chart showing our ownership structure immediately prior to and after this offering, see “Principal and Selling Stockholders.”

Special Dividends

We declared and paid special dividends in October 2003, May 2004 and January 2005 in the respective amounts of $0.28, $0.34 and $0.37 per share of Class A common stock or $8.9 million, $11.1 million and $11.8 million in the aggregate, respectively. These special dividends reflected the proceeds of the cash we received or were to receive from the sale of Class B-2 memberships in 2003 and 2004, net of success bonuses that we paid as described below, as well as taxes. Many of our Class A stockholders are also our members. See “History of Significant Corporate Transactions—Sales of Additional Class B-2 Memberships.”

Except for the dividend paid in January 2005, these special cash dividends reflect the after-tax proceeds of the cash we received from the sale of Class B-2 memberships in 2003, net of a success bonus we paid to David Krell, Gary Katz, Daniel P. Friel, Michael J. Simon, Paul J. Bennett and Bruce Cooperman and other officers and certain directors in connection with completion of those sales. The dividend paid in January 2005 reflects the remaining proceeds, including those to be received in the future under installment sales arrangements, from the sale of Class B memberships as well as the proceeds from the sale of an additional membership. For 2003, we paid success bonuses in connection with the sale of Class B-2 memberships as follows: David Krell, $420,000; Gary Katz, $280,000; Daniel P. Friel, $41,250; Michael J. Simon, $41,250; Bruce Cooperman, $41,250 and Paul J. Bennett, $41,250. For 2004, we paid success bonuses as follows: David Krell, $1,075,200; Gary Katz, $716,800; Daniel P. Friel, $105,600; Michael J. Simon, $105,600; and Bruce Cooperman, $105,600.

We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. We currently intend that the regular quarterly dividends expected to be declared in 2006 will be in an aggregate amount not less than the aggregate amount of the net proceeds received from the sale of any new Class B-2 memberships in fiscal year 2005. There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. See “Dividend Policy.”

Our Reorganizations

In April 2002, we demutualized from a limited liability company to a corporation, converting our limited liability company members’ interests into equity interests and trading rights. Specifically, we converted our Class A Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-1, common stock, associated with PMMs; Class B Memberships into shares of Class A common stock, conveying equity interests, and Class B, Series B-2, common stock, associated with CMMs; and Class C memberships into Class B, Series B-3, common stock, associated with EAMs.

In addition, we renegotiated David Krell’s and Gary Katz’s employment arrangements to provide for more traditional compensation in the form of an annual base salary and bonus based on performance. We also issued stock options to David Krell and Gary Katz that had an exercise price that was significantly less than the then fair market value of our Class A common stock and were fully vested on the date they were granted. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Our Reorganizations and Offering Costs” and “History of Significant Corporate Transactions—The Demutualization.”

In connection with our demutualization, we also recorded a capital distribution of $1.7 million to our limited liability company investors to allow them to pay tax on income from us in accordance with our limited liability company agreement. This distribution was made in March 2003. Of this amount approximately $1.5 million was paid to ATP.

In 2004, in connection with our initial public offering, we initiated a plan to reorganize into a holding company structure. As a part of this, we obtained a favorable private letter ruling from the IRS relating to the tax treatment of the contemplated reorganization. The ruling from the IRS provides comfort that the contemplated reorganization qualifies as a tax-free reorganization within the meaning of the Code. We incurred professional fees of $2.1 million in 2004 and $0.2 million in the nine months ended September 30, 2005 related to this contemplated reorganization and expect to incur additional charges in 2006 as we complete our holding company structure. Assuming we receive SEC approval and satisfy certain other conditions, we intend to reorganize following this offering. See “Proposed Reorganization.”

Private Placement and Stockholders Agreement

In May 2002, we issued 6,300,000 shares of Class A common stock to ATP, Bear, Stearns & Co. Inc., Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., The Goldman Sachs Group, Inc. and Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, for an aggregate purchase price of $25 million.

•	ATP received 315,000 shares of Class A common stock for approximately $1.3 million.

•	Bear, Stearns & Co. Inc. received 630,000 shares of Class A common stock for approximately $2.5 million.

•	Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc., received 630,000 shares of Class A common stock for approximately $2.5 million.

•	Deutsche Bank Securities Inc. received 1,575,000 shares of Class A common stock for approximately $6.3 million.

•	The Goldman Sachs Group, Inc. received 1,575,000 shares of Class A common stock for approximately $6.3 million.

•	Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, received 1,575,000 shares of Class A common stock for approximately $6.3 million.

These Class A stockholders may, directly or through affiliates, also hold Class B-1 memberships, Class B-2 memberships and be Class B-3 members on our exchange. For a chart showing our ownership structure immediately prior to this offering, see “Principal and Selling Stockholders.”

We also entered into a Stockholders Agreement with Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc., The Goldman Sachs Group, Inc., Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, ATP, Deutsche Bank Securities Inc., Bear, Stearns & Co. Inc. and all other Class A stockholders holding shares of Class A common stock prior to our initial public offering. The Stockholders Agreement, among other things, provides that stockholders who are a party:

•	may not transfer their shares without the approval of the board of directors except for certain permitted transfers. Permitted transfers include transfers: (1) among family members, or by any family member or members to a trust, corporation, partnership, limited liability company or limited liability partnership, all of the beneficial interests in which are held by such family member or members; (2) to a legal representative of any stockholder in the event such stockholder becomes mentally incompetent; (3) by will or the laws of descent; and (4) by any stockholder to one of its affiliates;

•	may not encumber, pledge or otherwise assign their shares;

•	may not grant proxies or have other voting agreements or arrangements with respect to their shares;

•	will have the right, if we are eligible to file a registration statement on Form S-3, to demand that we file a registration statement on Form S-3, subject to certain limitations; and

•	will have a piggyback registration right, following an initial public offering of our securities, to be included in any registration statement whether for sale for our account or for the account of any of our security holders.

The holders of all shares of Class A common stock outstanding prior to our initial public offering are parties to the Stockholders Agreement, which imposes the above described transfer restriction on all of the shares of Class A common stock that are now issued and outstanding. Amendment No. 1 to the Stockholders Agreement amended the Stockholders Agreement to provide for more specific “lock up” arrangements during the 180 days following our initial public offering. These arrangements expired on September 4, 2005.

The Stockholders Agreement, as amended, also requires that all transferees of such Class A common stock (including permitted transferees) agree to be bound by such transfer restrictions to the extent such Class A common stock is not publicly registered (or exempt from registration) at the time it is acquired. Additionally, all current holders of options to purchase shares of our Class A common stock issued pursuant to the 2002 Stock Option Plan are required to become parties to the Stockholders Agreement, as amended, upon exercising any portion of their stock options. Investors who purchased our Class A common stock in our initial public offering and new investors in our Class A common stock who purchase shares in this offering will not be subject to the Stockholders Agreement.

The Stockholders Agreement, as amended, will generally terminate: (1) upon mutual consent of us and holders of two-thirds of the shares of Class A common stock that are subject to the Stockholders Agreement; (2) as to a particular stockholder, the date on which such stockholder or its affiliates do not beneficially own any shares of Class A common stock; (3) the date of consummation of any merger or consolidation between us and any other corporation if, immediately thereafter, the stockholders and their affiliates hold, in the aggregate, capital stock representing less than a majority of the voting power of such corporation; or (4) the date that is two years following our initial public offering.

For a description of the ownership and voting limitations placed on the holders of our capital stock by our amended certificate of incorporation and constitution, see “Description of Capital Stock—Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock.”

Cancellation of ETC Agreement

In connection with the cancellation of the ETC agreement in 2002, we recorded a charge of $4.1 million. We issued 1,027,359 shares of our Class A common stock valued at $3.97 per share, or approximately $4.1 million in the aggregate, to the owners of ETC pursuant to a merger of ETC into a wholly owned subsidiary of ISE. Prior to the merger, ETC was owned by, among others, us, ATP, a limited partnership in which Martin Averbuch is general partner, David Krell, Gary Katz, a trust established by William A. Porter, E*TRADE and DB US Financial Markets Holding Corporation. Additionally, in 2002, Martin Averbuch, Jeffrey Seltzer, Bruce Ungar, Christopher Martel, and George Hayter, who were all ETC officers except for Hayter, who was a director, provided consulting services to us related to the cancellation of the ETC agreement, resulting in a $1.5 million charge. In exchange for their consulting services, they received 200,000 ETC shares that were converted pursuant to the ETC merger into 373,581 shares of Class A common stock valued at $3.97 per share, or approximately $1.5 million in the aggregate.

Financial Advisory Services

Bear, Stearns & Co. Inc., one of our Class A stockholders and a member, provided financial and business advisory services in connection with our demutualization, private placement and cancellation of our agreement with ETC, and business strategy consulting that amounted to approximately $800,000, $400,000 and $103,846 for the years ended December 31, 2002, 2003 and 2004, respectively. See “History of Significant Corporate Transactions—The Private Placement and Cancellation of ETC Agreement.”

Underwriters for This Offering

Some of the underwriters for this offering and their affiliates own or lease Class B memberships on our exchange and, in some instances, are also holders of our Class A common stock. Goldman, Sachs & Co. and UBS Securities LLC, who are joint book-running managers for this offering, and Banc of America Securities LLC, Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith, Incorporated and Morgan Stanley & Co. Incorporated, who are co-managers for this offering, either directly or through an affiliate, own or lease Class B memberships and/or hold Class A common stock. See “Principal and Selling Stockholders” and “Underwriting.”

OMX

OMX directly owns 338,679 shares of our Class A common stock, of which they sold 193,510 shares in this offering. We license our central trading system from OMX under a multi-year contractual relationship. See “Business—Technology.”

ATP

ATP, which is a consortium of broker-dealers and other investors, provided the majority of financing for our initial start up and development. See “History of Significant Corporate Transactions.” In May of 2002, immediately following the cancellation of the ETC agreement, all of the shares of Class A common stock of ISE (except for fractional shares) held by ATP were distributed to ATP’s investors. William A. Porter, one of our directors, is chairman of the board and a controlling shareholder of ATP. In addition, various trusts for the benefit of William A. Porter and his spouse and each of his children are investors in ATP, and as a result of the distribution of our shares to ATP’s investors, now hold shares of our Class A common stock directly.

Credit Facility and Bank Accounts

We have an uncommitted $10.0 million credit facility with JPMorgan Chase Bank, which is a financial institution affiliated with JPMorgan Securities Inc., one of our Class A stockholders and Class B-2 and Class B-3 members. No amounts have been drawn under the credit facility.

As of December 31, 2003 and 2004 and September 30, 2005, cash and cash equivalents held at JPMorgan Chase Bank amounted to approximately $29.5 million, $25.1 million and $10.3 million, respectively.

OCC Ownership

At the time that we commenced operating an exchange business in 2000, we obtained a one-fifth interest in OCC for an aggregate price of approximately $1.0 million. We receive no dividend from our investment in OCC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our ownership in OCC. Gary Katz currently serves as our representative on the board of OCC.

Reorganization Transactions

Following the completion of the offering and assuming we receive approval from the SEC, we may complete a series of transactions in order to reorganize as a holding company. See “Proposed Reorganization.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information as of December 7, 2005, with respect to the beneficial ownership of our Class A common stock and Class B memberships, by:

•	each person known by us to beneficially own more than 5% of our Class A common stock and Class B memberships, respectively;

•	our Chief Executive Officer and our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

The amounts and percentages of Class A common stock and Class B memberships beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Each director, officer or 5% or more stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Unless otherwise indicated below, we believe that each holder named in the table below, based on the information each of them has given to us, has sole voting and sole investment power with respect to all shares shown as beneficially owned by the holder, subject to community property laws where applicable. In addition, we have disclosed in the following table and the accompanying notes thereto any relationships among our stockholders that may constitute affiliate relationships with us that we believe are material to our investors. The information set forth in the following table excludes any shares of our Class A common stock purchased in this offering by the respective beneficial owner.

This table lists applicable percentage ownership based on 37,390,331 shares of Class A common stock, 10 Class B-1 memberships, 146 Class B-2 memberships and 134 Class B-3 memberships, each outstanding as of December 7, 2005, and also lists applicable percentage ownership after completion of this offering based on 37,670,278 shares of Class A common stock, which includes shares to be issued upon exercise of options prior to the completion of this offering. The number of shares of Class A common stock outstanding used in calculating the percentage for each listed person or entity includes Class A common stock underlying options or a warrant held by the person or entity that are exercisable within 60 days of December 7, 2005, but excludes common stock underlying options or warrants held by any other person or entity. In addition, the number of shares of Class A common stock outstanding used in calculating the percentage for each listed person or entity excludes shares that each listed person or entity might acquire in connection with this offering. Unless otherwise indicated, the address of each beneficial owner is c/o International Securities Exchange, Inc., 60 Broad Street, New York, New York 10004.

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby(2)	Shares of Class A Common Stock Beneficially Owned After This Offering
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Series	% of Series	# of Shares	# of Shares	%
Holders Owning Approximately 5% or More:(3)
DB U.S. Financial Markets Holding Corporation(4)	3,472,092	9.29	— — 1	B-1 B-2 B-3	— — *	1,983,834	1,488,258	3.95

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby(2)	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Series	% of Series	# of Shares	# of Shares	%
The Goldman Sachs Group, Inc.(5)	2,888,631	7.73	2 14 2	B-1 B-2 B-3	20.0 9.59 1.49	999,891	1,888,740	5.01
Morgan Stanley & Co. Incorporated(6)	1,963,630	5.25	1 9 2	B-1 B-2 B-3	10.00 6.16 1.50	857,050	1,106,580	2.94
Bear, Stearns & Co. Inc.(7)	2,681,502	7.17	— 4 4	B-1 B-2 B-3	— 2.74 2.99	1,532,120	1,149,382	3.05
Bank of America Corporation(8)	1,189,740	3.18	1 6 1	B-1 B-2 B-3	10.00 4.11 *	—	1,189,740	3.16
Wolverine Holdings, L.P.(9)	487,080	1.30	— 10 2	B-1 B-2 B-3	— 6.85 1.49	—	487,080	1.29
Lehman Brothers Inc.	28,215	*	— 10 2	B-1 B-2 B-3	— 6.85 1.49	—	28,215	*
BNP Paribas SA(10)	40,000	*	— 8 1	B-1 B-2 B-3	— 5.48 *	—	40,000	*
Citadel Derivatives Group LLC(11)	44,300	*	2 8 1	B-1 B-2 B-3	20.00 5.48 *	—	44,300	*
Credit Suisse First Boston LLC(12)	—	—	— 10 2	B-1 B-2 B-3	— 6.85 1.49	—	—	—
Interactive Brokers Group LLC(13)	—	—	1 9 1	B-1 B-2 B-3	10.00 6.16 *	—	—	—
UBS Securities LLC(14)	—	—	— 10 2	B-1 B-2 B-3	— 6.85 1.49	—	—	—
Merrill Lynch & Co.(15)	84,672	*	1 9 2	B-1 B-2 B-3	10.00 6.16 1.49	84,672	—	—
TD Options LLC(16)	—	—	— 10 2	B-1 B-2 B-3	— 6.85 1.49	—	—	—
Citigroup(17)	—	—	2 9 1	B-1 B-2 B-3	20.00 6.16 *	—	—	—
J.P. Morgan Securities Inc.(18)	—	—	— 10 3	B-1 B-2 B-3	— 6.85 2.24	—	—	—
KFP Holdings I LLC	1,732,965	4.63	— — —	B-1 B-2 B-3	— — —	990,158	742,807	1.97
Walleye Trading, LLC	—	—	— 4 —	B-1 B-2 B-3	— 2.74 —	—	—	—

*	Represents beneficial ownership of less than 1%.
(1)	We have determined that Class B common stock does not represent equity interests in the Company but have included them in this table to provide full information on the various interests of significant shareholders in the Company.
(2)	Assumes underwriters have not exercised their option to purchase additional shares of Class A common stock.
(3)	Other than David Krell, each of our holders owning approximately 5% or more of our Class A common stock or any series of our Class B common stock is a registered broker-dealer or an affiliate of a registered broker-dealer. The address for all persons listed in the table is International Securities Exchange, Inc., 60 Broad Street, New York, New York 10004.
(4)	Includes 1 share of Class B-3 common stock held by Deutsche Bank Securities Inc., a subsidiary of DB U.S. Financial Markets Holding Corporation. Deutsche Bank Securities Inc. is one of the co-managers in this offering.

(5)	Includes 2 shares of Class B-1 common stock and 9 shares of Class B-2 common stock held by SLK-Hull Derivatives LLC, 5 shares of Class B-2 common stock and 1 share of Class B-3 common stock held by Goldman Sachs Execution and Clearing, L.P., and 1 share of Class B-3 common stock held by Goldman, Sachs & Co. Each of these entities is an affiliate of The Goldman Sachs Group, Inc. Goldman, Sachs & Co., an affiliate of The Goldman Sachs Group, Inc., is one of the joint-bookrunning managers in this offering.
(6)	Includes 1,963,630 shares of Class A common stock, 1 share of Class B-1 common stock and 9 shares of Class B-2 common stock held by Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, of which 857,050 shares of Class A common stock will be sold in this offering. Also includes 1 share of Class B-3 common stock held by Morgan Stanley DW Inc., an affiliate of Morgan Stanley & Co. Incorporated. Morgan Stanley & Co. Incorporated is one of the co-managers in this offering.
(7)	Includes 1 share of Class B-3 common stock held by Bear, Stearns Securities Corp. Also includes 1,064,169 shares of Class A common stock held by Bear Hunter Structured Products LLC, of which 608,030 shares of Class A common stock will be sold in this offering, 198,438 shares of Class A common stock, 4 shares of Class B-2 common stock and 1 share of Class B-3 common stock held by Bear Wagner Specialists LLC, of which 113,381 shares of Class A common stock will be sold in this offering, and 1 share of Class B-3 common stock held by KV Execution Services LLC. Each of these entities is an affiliate of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. is one of the co-managers in this offering.
(8)	Includes 1,189,740 shares of Class A common stock, 1 share of Class B-1 common stock, 6 shares of Class B-2 common stock and 1 share of Class B-3 common stock held by Banc of America Securities LLC, an affiliate of Bank of America Corporation. Banc of America Securities LLC is one of the co-managers in this offering.
(9)	Includes 1 share of Class B-3 common stock owned by Wolverine Execution Services, LLC, an affiliate of Wolverine Holdings, L.P. Also includes 10 shares of Class B-2 common stock and 1 share of Class B-3 common stock owned by Wolverine Trading, LLC, an affiliate of Wolverine Holdings, L.P. James V. Harkness, a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P., serves on our Board of Directors.
(10)	Includes 7 shares of Class B-2 common stock and 1 share of Class B-3 common stock held by BNP Paribas Securities Corp., an affiliate of BNP Paribas SA. Also includes 1 share of Class B-2 common stock for which BNP Paribas Securities Corp., as lessee, has voting rights.
(11)	Jason Lehman, an officer of Citadel Derivatives Group LLC, serves on our Board of Directors.
(12)	Includes 1 share of Class B-3 common stock held by Swiss American Securities Inc., an affiliate of Credit Suisse First Boston LLC.
(13)	Includes 1 share of Class B-1 common stock and 9 shares of Class B-2 common stock owned by Timber Hill LLC, an affiliate of Interactive Brokers Group LLC. Sean D. Flynn, a minority member of Interactive Brokers Group LLC, serves on our Board of Directors.
(14)	Includes 1 share of Class B-3 common stock held by UBS Financial Services, Inc., an affiliate of UBS Securities LLC. Brian P. Donnelly, an officer of UBS Securities LLC, serves on our Board of Directors. UBS Securities LLC is one of the joint-bookrunning managers in this offering.
(15)	Includes 1 share of Class B-2 common stock and 1 share of Class B-3 common stock held by Merrill, Lynch, Pierce, Fenner & Smith Incorporated and 1 share of Class B-1 common stock, 8 shares of Class B-2 common stock and 1 share of Class B-3 common stock owned by Merrill Lynch Professional Clearing Corp., and 84,672 shares of Class A common stock held by Herzog, Heine & Geduld, Inc., all of which will be sold in this offering. Each of these entities is an affiliate of Merrill Lynch & Co. Merrill, Lynch, Pierce, Fenner & Smith Incorporated is one of the co-managers in this offering.
(16)	Includes 1 share of Class B-3 common stock held by National Investor Services Corp. and 1 share of Class B-3 common stock held by TD Professional Execution, Inc., each an affiliate of TD Options LLC.
(17)	Includes 2 shares of Class B-1 common stock and 9 shares of Class B-2 common stock held by Citigroup Derivatives Markets, Inc., an affiliate of Citigroup. Also includes 1 share of Class B-3 common stock held by Citigroup Global Markets Inc., an affiliate of Citigroup.
(18)	Includes 1 share of Class B-3 common stock held by J.P. Morgan Invest, LLC and 1 share of Class B-3 common stock held by Highbridge Capital Corporation, each an affiliate of J.P. Morgan Securities Inc.

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby(2)	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Series	% of Series	# of Shares	# of Shares	%

Executive Officers and Directors:
David Krell(19)	1,946,869	5.00	— — —	B-1 B-2 B-3	— — —	114,273	1,832,596	4.69
Gary Katz(20)	1,283,630	3.34	— — —	B-1 B-2 B-3	— — —	98,109	1,185,521	3.07
Bruce Cooperman(21)	176,563	*	— — —	B-1 B-2 B-3	— — —	22,855	153,708	*
Daniel P. Friel(22)	184,412	*	— — —	B-1 B-2 B-3	— — —	24,520	159,892	*
Michael J. Simon(23)	185,630	*	— — —	B-1 B-2 B-3	— — —	18,855	166,775	*
Paul J. Bennett(24)	148,500	*	— — —	B-1 B-2 B-3	— — —	57,137	91,363	*

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby(2)	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Series	% of Series	# of Shares	# of Shares	%
Ivers W. Riley(25)	16,340	*	— — —	B-1 B-2 B-3	— — —	—	16,340	*
Barbara Diamond(26)	15,230	*	— — —	B-1 B-2 B-3	— — —	—	15,230	*
Frank J. Jones, Ph.D(27)	16,598	*	— — —	B-1 B-2 B-3	— — —	—	16,598	*
Mark P. Kritzman(28)	16,733	*	— — —	B-1 B-2 B-3	— — —	—	16,733	*
John F. Marshall, Ph.D.(29)	41,152	*	— — —	B-1 B-2 B-3	— — —	—	41,152	*
Sarah A. Miller(30)	10,734	*	— — —	B-1 B-2 B-3	— — —	—	10,734	*
Carleton Day Pearl(31)	13,800	*	— — —	B-1 B-2 B-3	— — —	—	13,800	*
Richard Schmalensee, Ph.D.(32)	13,800	*	— — —	B-1 B-2 B-3	— — —	—	13,800	*
Brian P. Donnelly(33)	—	—	— — —	B-1 B-2 B-3	— — —	—	—	—
Sean D. Flynn(34)	100	*	— — —	B-1 B-2 B-3	— — —	—	100	*
James V. Harkness(35)	487,080	1.30	— 10 2	B-1 B-2 B-3	— 6.85 1.49	—	487,080	1.29
John A. Koltes, III(36)	44,300	*	— 6 —	B-1 B-2 B-3	— 4.11 —	—	44,300	*
Jason Lehman(37)	—	—	— — —	B-1 B-2 B-3	— — —	—	—	—
William A. Porter, Jr.(38)	2,000,287	5.35	— — 3	B-1 B-2 B-3	— — 2.24	—	2,000,287	5.31
All executive officers and directors as a group (22 persons)(39)	6,730,281	16.53	— 16 5	B-1 B-2 B-3	— 10.96 3.73	340,948	6,389,333	15.61

Other Selling Stockholders:
Bruce Goldberg(40)	114,754	*	— — —	B-1 B-2 B-3	— — —	5,199	109,555	*
Gregory J. Maynard(41)	77,912	*	— — —	B-1 B-2 B-3	— — —	6,856	71,056	*
James O. Sampson III(42)	61,747	*	— — —	B-1 B-2 B-3	— — —	2,857	58,890	*

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby(2)	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Series	% of Series	# of Shares	# of Shares	%

Jerome Mangano(43)	76,242	*	— — —	B-1 B-2 B-3	— — —	10,242	66,000	*

Katherine Simmons(44)	92,822	*	— — —	B-1 B-2 B-3	— — —	2,857	89,965	*

Lawrence P. Campbell(45)	77,884	*	— — —	B-1 B-2 B-3	— — —	10,638	67,246	*

Richard T. Pombonyo(46)	69,049	*	— — —	B-1 B-2 B-3	— — —	5,371	63,678	*

Andrew Golden 25 Cayuga Way Short Hills, NJ 07078	67,413	*	— — —	B-1 B-2 B-3	— — —	67,413	—	—

Christopher C. Martel & Anne M. Martel Jt Ten WROS(47) 58 Spook Rock Road Suffern, NY 10901	56,660	*	— — —	B-1 B-2 B-3	— — —	54,660	2,000	*

Converging Arrows, Inc.(48) c/o E*Trade Group Inc. 10951 White Rock Road Rancho Cordova, CA 95670	1,655,856	4.43	— — 1	B-1 B-2 B-3	— — *	171,410	1,484,446	3.94

D.A.P. & Co., Inc. 111 Campbell Road Bernardsville, NJ 07924	22,572	*	— — —	B-1 B-2 B-3	— — —	6,040	16,532	*

Diane F. Lee, Trustee U/A DTD 11/24/04 FBO Diane F. Lee 2004 Annuity Trust 5 Monte Mar Drive Sausalito, CA 94965	13,500	*	— — —	B-1 B-2 B-3	— — —	286	13,214	*

George Hayter Maisemore Gloucester GL28HU United Kingdom	113,625	*	— — —	B-1 B-2 B-3	— — —	64,922	48,703	*

Howe Barnes Investments, Inc. 222 South Riverside Plaza Chicago, IL 60606	7,749	*	— — —	B-1 B-2 B-3	— — —	7,749	—	—

Jeffrey L. Seltzer 3 Yates Lane Jericho, NY 11753	376,572	1.01	— — —	B-1 B-2 B-3	— — —	215,161	161,411	*

Kenneth Pasternak 111 East Saddle River Road Saddle River NJ 07458	56,439	*	— — —	B-1 B-2 B-3	— — —	56,439	—	—

Kristin M. Dahl 39301 Long Hill Lane Aldie, VA 20105	387,612	1.04	— — —	B-1 B-2 B-3	— — —	22,855	364,757	*

M. Blair Hull 141 West Jackson Blvd. Chicago, IL 60604	56,439	*	— — —	B-1 B-2 B-3	— — —	56,439	—	—

OMX (US) Inc. 140 Broadway New York, NY 10005	338,679	*	— — —	B-1 B-2 B-3	— — —	193,510	145,169	*

	Shares of Common Stock Beneficially Owned Prior to This Offering					Shares of Class A Common Stock Offered Hereby(2)	Shares of Class A Common Stock Beneficially Owned After This Offering(2)
	Class A		Class B(1)
	# of Shares	%	# of Memberships	Series	% of Series	# of Shares	# of Shares	%

Roberta Colin and Lawrence Colin, Trustees U/A DTD 12/30/87 FBO Colin Family Trust 3913 Nelson Drive Palo Alto, CA 94306	41,391	*	— — —	B-1 B-2 B-3	— — —	41,391	—	—

Scottrade, Inc. 12855 Flushing Meadow Drive St Louis, MO 63131	347,553	*	— — 1	B-1 B-2 B-3	— — *	198,580	148,973	*

Tracy F. Henderson, or his successor, Trustee of the Bypass Trust under the Graham Revocable Living Trust dated January 17, 1991 c/o Frank Clohan 550 Hamilton Avenue, Suite 220 Palo Alto, CA 94301	87,750	*	— — —	B-1 B-2 B-3	— — —	14,856	72,894	*

Wayne H. Heldt Separate Property Revocable Trust U/A DTD 1/28/2004 Wayne H. Heldt, TTEE (49) 60 Sunset Way Muir Beach, CA 94965	41,391	*	— — —	B-1 B-2 B-3	— — —	795	40,596	*

(19)	Includes 18,789 shares of Class A common stock issuable upon exercise of options held by David Krell that are exercisable within 60 days of the completion of this offering and 1,512,000 shares of Class A common stock issuable upon exercise of options held by Krell Associates Family Limited Partnership that are exercisable within 60 days of the completion of this offering, of which the options for 57,137 shares will be exercised and sold in this offering. Also includes 322,687 shares of Class A common stock held by David Krell, of which 57,136 shares of Class A common stock will be sold in this offering, and 93,393 shares of Class A common stock held jointly by David Krell and Barbara Krell, David Krell’s wife, with respect to which they share voting and dispositive power. Excludes 106,474 shares of Class A common stock issuable upon exercise of options held by David Krell that are not exercisable within 60 days of the completion of this offering.
(20)	Includes 15,211 shares of Class A common stock issuable upon exercise of options held by Gary Katz that are exercisable within 60 days of the completion of this offering and 1,008,000 shares of Class A common stock issuable upon exercise of options held by Katz & Associates, L.P. that are exercisable within 60 days of the completion of this offering, of which the options for 55,423 shares of Class A common stock will be exercised and sold in this offering. Also includes 74,709 shares of Class A common stock held by Katz & Associates, L.P., of which 42,686 shares of Class A common stock will be sold in this offering. Excludes 86,193 shares of Class A common stock issuable upon exercise of options held by Gary Katz that are not exercisable within 60 days of the completion of this offering.
(21)	Includes 153,036 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 22,855 shares of Class A common stock will be exercised and sold in this offering. Excludes 25,858 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(22)	Includes 1,270 shares of Class A common stock held by Margaret Friel, Daniel Friel’s wife, for which Daniel Friel disclaims beneficial ownership. Also includes 154,047 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 24,520 shares of Class A common stock will be exercised and sold in this offering. Excludes 31,435 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(23)	Includes 400 shares of Class A common stock held by Phyllis Simon, Michael Simon’s wife, for which Michael Simon disclaims beneficial ownership, and 154,763 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 18,855 shares of Class A common stock will be exercised and sold in this offering. Excludes 35,491 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(24)	Includes 148,500 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 57,137 shares of Class A common stock will be exercised and sold in this offering.
(25)	Includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(26)	Includes 30 shares of Class A common stock held by Perry J. Kaufman, Barbara Diamond’s husband, for which Barbara Diamond disclaims beneficial ownership. Also includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(27)	Includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.

(28)	Includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(29)	Includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering and 24,300 shares of Class A common stock held by Marshall, Tucker & Associates LLC, for which John Marshall is the Senior Managing Member.
(30)	Includes 1,270 shares of Class A common stock held by Michael J. King, Sarah Miller’s husband, for which Sarah Miller disclaims beneficial ownership and 5,994 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering. Excludes 3,006 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(31)	Includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(32)	Includes 9,000 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering.
(33)	Excludes 10 shares of Class B-2 common stock and 1 share of Class B-3 common stock held by UBS Securities LLC and 1 share of Class B-3 common stock held by UBS Financial Services, Inc., an affiliate of UBS Securities LLC, of which Brian P. Donnelly is an officer. Brian P. Donnelly disclaims beneficial ownership of the shares held by UBS Securities LLC.
(34)	Excludes 1 share of Class B-3 common stock held by Interactive Brokers Group LLC and 1 share of Class B-1 common stock and 9 shares of Class B-2 common stock owned by Timber Hill LLC, an affiliate of Interactive Brokers Group LLC, of which Sean D. Flynn is a minority member. Sean D. Flynn disclaims beneficial ownership of the shares held by Interactive Brokers Group LLC.
(35)	Includes 487,080 shares of Class A common stock held by Wolverine Holdings, L.P. Also includes 1 share of Class B-3 common stock owned by Wolverine Execution Services, LLC and 10 shares of Class B-2 common stock and 1 share of Class B-3 common stock owned by Wolverine Trading, LLC, each an affiliate of Wolverine Holdings, L.P. James V. Harkness is a Managing Director of Wolverine Trading, LLC and a limited partner of Wolverine Holdings, L.P.
(36)	Includes 44,300 shares of Class A common stock and 6 shares of Class B-2 common stock held by Archelon LLC. John A. Koltes, III is a member of Archelon LLC.
(37)	Excludes 44,300 shares of Class A common stock, 2 shares of Class B-1 common stock, 8 shares of Class B-2 common stock and 1 share of Class B-3 common stock owned by Citadel Derivatives Group LLC, of which Jason Lehman is an officer. Jason Lehman disclaims beneficial ownership of the shares held by Citadel Derivatives Group LLC.
(38)	Includes 2,000,287 shares of Class A common stock held by the Porter Revocable Trust (“Trust”), for which William A. Porter Jr. is a co-trustee with his wife. Mr. Porter and his wife share voting and dispositive power over these shares, of which 144 shares of Class A common stock are held directly by KAP Group LLC, for which William A. Porter Jr. is the sole Managing Member, chairman of the board and for which the Trust is a stockholder (the Trust beneficially owns approximately 19% of the interests in KAP Group LLC), 144 shares of Class A common stock are held by ATP, for which William A. Porter Jr. is the sole Managing Member, chairman of the board and for which the Trust is a stockholder (the Trust beneficially owns approximately 56% of the interests in ATP). Also includes 1 share of Class B-3 common stock held by Casey Securities, LLC, for which William A. Porter Jr. is a Managing Member, 1 share of Class B-3 common stock held by Casey Professional Services LLC, an affiliate of Casey Securities, LLC, and 1 share of Class B-3 common stock held by Adirondack Electronic Markets LLC, an affiliate of ATP. Also excludes 18 shares of Class A common stock held by The Porter 1997 Grandchildren’s Trust, 122,652 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Matthew B. Porter, 122,652 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Amy L. Porter, 122,652 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Victoria E. Porter, 122,652 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Juliet P. Porter, 241,452 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Jacqueline K. Porter, 241,452 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Morgan T. Keeler, 241,452 shares of Class A common stock held by The Porter GC 1997 Irrevocable Trust f/b/o Devin M. Keeler, 85,140 shares of Class A common stock held by The Lauren Rebecca Keeler 2002 Irrevocable Trust, 85,140 shares of Class A common stock held by The Amber Delilah Keeler 2002 Irrevocable Trust, 85,140 shares of Class A common stock held by The Samuel Tyler Keeler 2002 Irrevocable Trust, 387,612 shares of Class A common stock held by Kristin M. Dahl, 387,612 shares of Class A common stock held by Kelly R. & Christina Porter, 387,612 shares of Class A common stock held by Scott R. Porter, and 348,858 shares of Class A common stock held by William A. Porter III and Susan H. Porter, Trustees or successor Trustees of the Barry & Susan Porter Trust U/A/D 3/13/98 (collectively referred to as the “Porter Entities”). William A. Porter Jr. disclaims beneficial ownership of the Porter Entities.
(39)	Includes 3,333,039 shares of Class A common stock issuable upon exercise of options that are exercisable within 60 days of the completion of this offering. Excludes 322,994 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(40)	Includes 92,947 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 5,199 shares of Class A common stock will be exercised and sold in this offering. Excludes 21,802 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering. Mr. Goldberg is an executive officer of ISE and, as such, his ownership interest also appears in footnote 39 above.
(41)	Includes 61,905 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 6,856 shares of Class A common stock will be exercised and sold in this offering. Excludes 14,196 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(42)

Includes 47,147 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 2,857 shares of Class A common stock will be exercised and sold in this offering. Excludes 12,168 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering. Excludes 92,822 shares of Class A common stock, of which 76,755 shares are issuable upon exercise of options that are exercisable within 60 days of this offering and 14,196 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering, all of which are held by Katherine Simmons, James O. Sampson III’s wife. James O. Sampson III disclaims beneficial ownership of the shares held by Katherine Simmons.

(43)	Includes 61,762 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 10,242 shares of Class A common stock will be exercised and sold in this offering. Excludes 13,385 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(44)	Includes 76,755 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 2,857 shares of Class A common stock will be exercised and sold in this offering. Excludes 14,196 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering. Excludes 61,747 shares of Class A common stock, of which 47,147 shares are issuable upon exercise of options that are exercisable within 60 days of this offering and 12,168 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering that are held by James O. Sampson III, Katherine Simmons’ husband. Katherine Simmons disclaims beneficial ownership of the shares held by James O. Sampson III.
(45)	Includes 62,084 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 10,638 shares of Class A common stock will be exercised and sold in this offering. Excludes 15,211 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(46)	Includes 60,116 shares of Class A common stock which are issuable upon exercise of options that are exercisable within 60 days of the completion of this offering, of which the options for 5,371 shares of Class A common stock will be exercised and sold in this offering. Excludes 4,056 shares of Class A common stock issuable upon exercise of options that are not exercisable within 60 days of the completion of this offering.
(47)	Includes 2,000 shares of Class A common stock held by Christopher C. Martel, for which Anne Martel disclaims beneficial ownership.
(48)	Includes 1 share of Class B-3 common stock held by E*Trade Clearing LLC, an affiliate of Converging Arrows, Inc. William Porter, a member of our board of directors, is Chairman Emeritus of E*Trade Financial Corporation, an affiliate of Converging Arrows, Inc.
(49)	Excludes 41 shares of Class A common stock held by Wayne Heldt, for which the Wayne Heldt Separate Property Revocable Trust disclaims beneficial ownership.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and provisions of our amended certificate of incorporation and constitution are summaries. You should refer to the amended certificate of incorporation and constitution, copies of which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 150,000,000 shares of Class A common stock, par value $0.01 per share, 6,000 shares of Class B common stock, par value $0.01 per share, and 100,000 shares of preferred stock, par value $0.01 per share, all of which preferred stock will be undesignated. Our common stock is divided into the following classes: 150,000,000 shares of Class A common stock, 10 shares of Class B common stock, series B-1, 160 shares of Class B common stock, series B-2 and 5,000 shares of Class B common stock, series B-3.

As of December 7, 2005, we had issued and outstanding:

•	37,390,331 shares of Class A common stock held by 134 stockholders of record;

•	10 shares of Class B common stock, series B-1 held by 7 holders of record;

•	146 shares of Class B common stock, series B-2 held by 22 holders of record; and

•	134 shares of Class B common stock, series B-3 held by 134 holders of record.

As of September 30, 2005 we also had outstanding options to purchase 3,693,650 shares of Class A common stock at a weighted exercise price of $1.39 per share pursuant to our 2002 Stock Option Plan. See “Management—Stock Option Grants in Year Ended December 31, 2004.”

Class A Common Stock

Upon the completion of this offering, there will be 37,670,278 shares of Class A common stock outstanding, and all outstanding shares of Class A common stock are fully paid and nonassessable.

Subject to preferences that may be applicable to any then outstanding series of preferred stock, the holders of Class A common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors. Other than the dividends paid to holders of Class A common stock from time to time since November 2003 and the special dividends paid in connection with the sale of additional Class B-2 memberships by us, we have not paid any cash dividends on our Class A common stock in the past three years. At present, we do not pay regular dividends on our Class A common stock. We currently intend to pay regular quarterly dividends on our Class A common stock for fiscal year 2006. We currently intend that the regular quarterly dividends expected to be declared in 2006 will be in an aggregate amount not less than the aggregate amount of the net proceeds received from the sale of any new Class B-2 memberships in fiscal year 2005. There can be no assurance that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. See “Dividend Policy.” Subject to the preferential rights of any holders of any outstanding series of preferred stock and any outstanding Class B memberships, in the event of our liquidation, dissolution or winding-up, the holders of Class A common stock will be entitled to receive any amounts available for distribution to holders of Class A common stock after payment of liabilities. Holders of Class A common stock have no conversion rights or preemptive rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Class A common stock.

Except as otherwise provided in our amended certificate of incorporation and constitution, each holder of Class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of our stockholders. See “—Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock.” There are no cumulative voting rights. Accordingly, holders of a majority of the shares of Class A common stock voting for the election of directors can elect all directors which they are entitled to elect in a slate for a given year, subject to any voting rights of holders of preferred stock or Class B memberships to elect directors. See “—Class B Memberships.” See also “Risk Factors—Risks Related to Our Business—We derive a substantial portion of our transaction fee revenues…”

Shares of our Class A common stock outstanding prior to our initial public offering are subject to transfer restrictions for two years following the completion of our initial public offering, as well as other specific ownership and voting restrictions. See “Certain Relationships and Related Transactions—Private Placement and Stockholders Agreement,” “—Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock” and “Shares Eligible For Future Sale.”

If we complete our proposed reorganization, our Class A common stock will be converted into shares of common stock of ISE Holdings having the same voting, dividend and liquidation rights as our Class A common stock. See “Proposed Reorganization.”

Preferred Stock

Our authorized capital stock includes 100,000 shares of preferred stock. We have no shares of preferred stock outstanding. Our board of directors has the authority, by adopting resolutions, to issue shares of preferred stock in one or more series, with designations and preferences for each series. Our amended certificate of incorporation also authorizes our board of directors to determine, among other things, the rights, qualifications, limitations and restrictions pertaining to each series of preferred stock. Our board of directors could, without stockholder approval, issue preferred stock with terms and conditions that could discourage a takeover or other transaction that some holders of our Class A common stock might believe to be in their best interests or in which holders of our Class A common stock might receive a premium for their shares over and above the market price. Our board of directors could not issue such preferred stock without SEC approval.

Class B Memberships

The Class B memberships do not represent equity or ownership interests in ISE. Instead, ownership of any series of Class B memberships is a predicate to obtaining trading rights and privileges associated with each such series and becoming a “member” of our exchange (as defined in our amended and restated constitution and rules). Specifically, an entity exercising the trading rights and privileges associated with each Class B membership must be a corporation, partnership or limited liability company that is a registered broker-dealer and otherwise qualified as a “member” of our exchange. Non-“member” owners of Class B-1 and Class B-2 memberships are required by our rules to lease the trading rights and privileges associated with their Class B-1 and Class B-2 memberships to entities qualified to be our “members.” “Member” owners of our Class B-1 and Class B-2 memberships may also lease their trading rights and privileges to other “members.” Owners of the Class B-1 and Class B-2 memberships may also lease the voting right with respect to the election of directors associated with such Class B memberships. Our Class B-1 and B-2 memberships may be transferred to “members” or to non-“member” owners, but in any such case, only pursuant to a written agreement approved by us. Class B-3 memberships may not be leased or transferred and must be sold back to us at par value, or $0.01 per share, upon withdrawal of the Class B-3 member from our exchange. See “Business—Our Business” for a discussion of the trading rights associated with our Class B memberships.

Our Class B-1, Class B-2, and Class B-3 memberships also provide members with the right to elect 6 of the 15 members of our board of directors. Each Class B series has the right to elect two directors to the board of directors. In addition, the holders of Class B-1 and Class B-2 memberships also have sole voting rights with respect to any actions that increase the number of authorized Class B-1 and Class B-2 memberships, and therefore, the number of PMMs and CMMs on our exchange (including any amendment to the right to approve any such issuance), which we refer to as a “core right.” As a consequence, the holders of our Class A common stock and Class B-3 memberships may not vote with respect to the core rights. A vote with respect to a core right requires the approval of the majority of both the Class B-1 and Class B-2 memberships whether or not the number of authorized shares of such Class B series is proposed to be increased. Except as may be required by law, our members only have the right to elect certain directors and to vote with respect to core rights and have no voting rights with respect to general corporate matters such as stock splits, mergers and acquisitions, compensation and other such matters.

The Class B memberships of any series are not entitled to any dividends and are only entitled to payment of the negligible amount equal to the par value per share of Class B common stock owned, or $0.01 per share, and no more, in the event of our liquidation, dissolution or winding up.

A Class B-1 or Class B-2 member may seek, alone or in conjunction with its ownership of shares of our Class A common stock, to influence how our business is changed or developed, including how we address competition and how we seek to grow our volume and revenue and enhance stockholder value. See also “Risk Factors—Risks Related to Our Business—We derive a substantial portion of our transaction fee revenues . . . . .”

In November 2004, the SEC proposed requirements relating to the manner in which our members are to be represented on our board of directors and in the conduct and operation of our business as an exchange. See “Regulation—Recent Regulatory Developments” for a discussion of these and other related SEC proposals.

If we complete our proposed reorganization, the Class B-1, Class B-2 and Class B-3 memberships will be converted into trading and voting rights in ISE LLC, granted pursuant to the ISE LLC operating agreement. The trading and voting rights conveyed by each series of Class B memberships of ISE held prior to the reorganization will remain the same following the reorganization except that they will not be entitled to payment upon our liquidation. See “Proposed Reorganization.”

Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock

Our amended certificate of incorporation and constitution place certain ownership and voting limits on the holders of our capital stock. No person (including related persons) may beneficially own more than 40% of the outstanding shares of any class or series of our capital stock. Furthermore, no person (including related persons) may possess the right to vote or cause the voting of shares representing more than 20% of any class or series of our outstanding capital stock or enter into any agreement not to vote shares of stock, the effect of which agreement would be to enable any person (including related persons) to vote or cause the voting of shares of stock that represent in the aggregate more than 20% of any class or series of our outstanding capital stock. Our amended certificate of incorporation also specifically prohibits our members (including related persons) from beneficially owning or voting more than 20% of any class or series of our outstanding capital stock. We adopted these ownership and voting limits after discussion with SEC staff. The term “related persons” means, (1) with respect to any person, all affiliates and associates of such person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any person constituting a member, any broker or dealer with which such member is associated; and (3) any two or more persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of our capital stock.

The board of directors may waive the provisions regarding ownership and voting limits relating to persons other than our members by an amendment to our constitution, subject to a determination of the board that such person (including its related persons) is not subject to any applicable “statutory disqualification” and that such waiver amendment:

•	will not impair our ability to carry out our functions and responsibilities as a “national securities exchange” under the Exchange Act;

•	is otherwise in our best interests and the best interests of our stockholders; and

•	will not impair the ability of the SEC to enforce the Exchange Act.

In making these determinations, our board of directors may impose conditions and restrictions on the relevant stockholder or its related persons beneficially owning any shares of our stock entitled to vote on any matter that it deems necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act and our governance. Such amendment to the constitution would not be effective unless approved by the SEC. There is no provision allowing our board of directors to waive the ownership and voting limits for our members.

In November 2004, when proposing restrictions on ownership, the SEC did not propose to require a 40% ownership limit. See “Regulation—Recent Regulatory Developments” for a discussion of this and other related SEC proposals.

These provisions of our amended certificate of incorporation and constitution could delay or deter a change in control of us which could adversely affect the price of our Class A common stock.

Our amended certificate of incorporation also contains notification requirements with respect to changes in ownership levels, requiring a person (including related persons) that at any time beneficially owns 5% or more of our outstanding capital stock and has the right to vote in the election of the board of directors to immediately upon so owning 5% or more of the then outstanding shares of such stock to give the board of directors written notice of such ownership. The amended certificate of incorporation also has similar notification requirements when such 5% ownership level changes.

Any sale, transfer, assignment or pledge that, if effective, would result in any person, alone or together with its related persons, owning shares in excess of the ownership limits will be void and of no force or effect with respect to the purported transferee or owner, whom we refer to as the prohibited owner, as to that number of shares in excess of the ownership limits, and the prohibited owner will acquire no right or interest in such excess shares. There may be other events causing a person, alone or together with its related persons, to inadvertently exceed the ownership limits, such as a repurchase of excess shares by us from the special trustee in the manner described below. Excess shares will be transferred automatically, by operation of law, to a charitable trust, the beneficiary of which will be a charitable organization or organizations selected by us. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the violative transfer or event resulting in such excess shares. The trustee of the trust (who may be us or any entity unaffiliated with us and any person (including related persons) owning such excess shares) will be required to sell the excess shares to a person who could own the shares without violating the ownership limitation and distribute the net proceeds of the sale to the prohibited owner, who will receive the lesser of (1) the price per share received by us from the transfer of the excess shares, (2) the price per share the prohibited owner paid for the shares in the violative transfer, or (3) if the prohibited owner did not give value for such excess shares, a price per share equal to the market price for the excess shares. In the case of a prohibited owner who holds excess shares solely as the result of an action or event by us (as described below), the prohibited owner will receive the greater of (1) or (3) above. Following the payment of amounts due to the prohibited owner, any proceeds in excess of the amount payable to the prohibited owner shall be payable to the charitable beneficiary. Prior to the sale, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the excess shares, and also will be entitled to exercise all voting rights with respect to the excess shares. Except as required by law, effective as of the date that the shares have been transferred to the trust, the trustee has the right to rescind any vote cast by a prohibited owner prior to the discovery by us that the shares had become excess shares and thereafter vote the shares at its discretion. However, if we have already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the prohibited owner (prior to the discovery by us that the shares had become excess shares) will be required to be repaid to the trustee for distribution to the beneficiary.

In addition, excess shares shall be deemed to have been offered for sale to us at a price per share equal to the lesser of (1) the price per share in the transaction resulting in such excess shares (or in the case of an event not involving any payment, the market price at the time of the transfer) and (2) the market price of the shares on the date we accept such offer. We shall have the right to accept such offer, in whole or in part, until the trustee has sold the shares held in the charitable trust. If we accept any offer, we would structure our repurchases, if any, in a manner designed not to trigger any new violations of the ownership limits, or if triggered, to include such new violations in our repurchase.

Our amended rules also contain member concentration limits relating to the exercise of trading rights on our exchange. Our members (together with any affiliates) are restricted from being approved to exercise the trading rights associated with more than one PMM or more than ten CMMs. This requirement may be waived by our board for good cause shown, but in no event shall our board waive this requirement if such waiver would result in the member (together with any affiliates) being approved to exercise the trading privileges associated with more than 20% of the outstanding PMMs or more than 20% of the outstanding CMMs.

Registration Rights

In May 2002, in connection with a private placement of our shares of Class A common stock, we entered into a Stockholders Agreement with Bear Wagner Specialists LLC, an affiliate of Bear, Stearns & Co. Inc., The Goldman Sachs Group, Inc., Strategic Investments I, Inc., an affiliate of Morgan Stanley & Co. Incorporated, ATP, Deutsche Bank Securities Inc. and Bear, Stearns & Co. Inc., and all of the other holders of our Class A common stock holding shares of Class A common stock prior to our initial public offering. The Stockholders Agreement also requires that all subsequent holders of Class A common stock currently outstanding (including permitted transferees) agree to be bound by the terms of the agreement to the extent such Class A common stock is not publicly registered (or exempt from registration) at the time it is acquired. Additionally, all current holders of options to purchase shares of our Class A common stock issued pursuant to the 2002 Stock Option Plan are required to become parties to the Stockholders Agreement, as amended, upon exercising any portion of their stock options. See “Certain Relationships and Related Transactions—Private Placement and Stockholders Agreement.”

Demand Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement is at least $20 million. We are not obligated to file a registration statement on Form S-3 more than once in any twelve-month period. We also have the ability to delay the filing of a registration statement on Form S-3 under specified conditions, such as if we furnish to the stockholders a certificate signed by our president stating that in the good faith judgment of our board of directors it would be seriously detrimental to us and our stockholders for such Form S-3 registration, qualification and compliance to be effected at such time.

Piggyback Registration Rights. The Stockholders Agreement, among other things, provides that stockholders who are a party to the stockholders agreement will have the right, following an initial public offering of our securities, to be included in any registration whether for sale for our account or for the account of any of our security holders. The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration.

Expenses of Registration. With respect to a demand registration, we will bear all expenses incurred in connection with the registration, for up to two such registrations per calendar year (all expenses incurred with respect to any additional registrations will be the responsibility of the stockholders). With respect to a piggyback registration, we will pay all registration expenses in connection with a registration, (other than underwriting discounts and commissions and transfer taxes) whether or not such registration becomes effective, subject to certain specified exceptions.

Indemnification. The Stockholders Agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions attributable to us in a registration statement, and they are obligated to indemnify us for material misstatements and omissions attributable to them. The indemnification obligations of the selling stockholders is limited in amount to the net proceeds received by such selling stockholders for the shares sold by them in the related offering.

Transfer and Expiration of Registration Rights. Stockholders, subject to the terms of the Stockholders Agreement, may transfer their registration rights in connection with the transfer of their shares if specified requirements are met. The Stockholders Agreement will generally terminate: (1) upon mutual consent of us and holders of two-thirds of the shares of Class A common stock then subject to the Stockholders Agreement; (2) as to a particular stockholder, the date on which such stockholder or its affiliates do not beneficially own any shares of Class A common stock; (3) the date of consummation of any merger or consolidation between us and any other corporation if, immediately thereafter, the stockholders and their affiliates hold, in the aggregate, capital stock representing less than a majority of the voting power of such corporation; or (4) the date that is 2 years following our initial public offering. See “Certain Relationships and Related Transactions—Private Placement and Stockholders Agreement.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Class A common stock is The Bank of New York.

Provisions of Our Amended Certificate of Incorporation and Amended Constitution and Delaware Law That May Have an Anti-Takeover Effect

There are a number of provisions in our amended certificate of incorporation, our amended constitution and Delaware law that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and the policies formulated by our board of directors. These provisions are also expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions, as well as Delaware law and certain SEC requirements, may discourage or hinder attempts to acquire us or remove incumbent directors or management even if some, or a majority, of our stockholders believe that action is in their best interests.

Staggered Board of Directors; Removal for Cause; Filling Vacancies. Our amended certificate of incorporation provides for a board of directors divided into two classes, with one class to be elected each year to serve for a two-year term. The terms of the classes of directors will terminate on the date of the annual meetings of stockholders in Spring 2006 and 2007, respectively. As a result, two annual meetings of stockholders could be required for our stockholders to change a majority of the board. Directors elected by holders of our common stock may be removed only for cause by the stockholders to the extent permitted under applicable law. Vacancies resulting from that removal or for any other reason shall be filled by the board of directors. The classification of directors and the inability of stockholders to remove directors without cause and to fill vacancies on the board will make it more difficult to change the composition of the board. See “Management—Composition and Classification of Board.”

Special Meetings of Stockholders. Our amended certificate of incorporation and constitution deny stockholders the right to call a special meeting of stockholders. Our amended certificate of incorporation and constitution provide that only the chairman of our board or a majority of the board of directors may call special meetings of the stockholders.

No Action by Written Consent. Our amended certificate of incorporation requires all stockholder actions to be taken by a vote of stockholders at an annual or special meeting, and does not permit our stockholders to act by written consent without a meeting.

Advance Notice Requirements. Our amended constitution establishes advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to our Secretary prior to the meeting at which the action is to be taken. To be timely, notice must generally be received at our principal executive offices not fewer than 60 days nor more than 90 days prior to the first anniversary of our previous annual meeting. This provision does not apply to nominations of industry director candidates.

Amendment of Constitution and Certificate of Incorporation. For stockholders to amend the provisions in our amended certificate of incorporation or constitution that are described in this section, approval of not less than two-thirds of the voting power of all outstanding shares of common stock entitled to vote is required.

Preferred Stock. Our amended certificate of incorporation authorizes our board of directors to create and issue rights entitling our stockholders to purchase shares of our stock or other securities. The ability of our board to establish the rights and issue substantial amounts of preferred stock without the need for stockholder approval may delay or deter a change in control of us. Our board would need SEC approval to issue such preferred stock.

Inspection Rights. Our amended certificate of incorporation limits the inspection rights of stockholders under Delaware law with respect to all confidential information pertaining to our self-regulatory functions contained in our books and records.

Section 203 of the DGCL. We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to this plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines generally “business combination” to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

Because the restrictions in Section 203 did not apply at the time of our demutualization described in “Certain Relationships and Related Transactions—Our Reorganizations,” our stockholders that currently own 15% or more of our outstanding voting stock will not be subject to the restrictions on “business combinations” under Section 203, unless these stockholders’ ownership level subsequently falls below 15% and then is raised above 15% again.

Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock. Moreover, as required by the SEC, our amended certificate of incorporation and constitution have certain ownership and voting restrictions, as well as certain voting rights held by members with respect to the election of directors, that may delay or defer a transaction that would cause a change in control of us. See “—Transfer Restrictions/Ownership and Voting Limits on Our Capital Stock” and “—Class B Memberships.”

SHARES ELIGIBLE FOR FUTURE SALE

If our Class A stockholders sell, or there is a perception that they may sell, substantial amounts of our Class A common stock in the public market following this offering, including shares of Class A common stock issued upon the exercise of outstanding options, the market price of our Class A common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have outstanding an aggregate of 37,670,278 shares of our Class A common stock. Of the shares of Class A common stock to be outstanding after the completion of this offering, the 19,556,705 shares sold in our initial public offering completed March 14, 2005 and in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. Of the remaining 18,113,573 shares of Class A common stock, 17,468,357 shares are “restricted securities” under Rule 144, and 645,216 shares of Class A common stock granted to certain of our employees under our Omnibus Stock Plan have not fully vested. All of the “restricted securities” under Rule 144 will be subject to the 90 or 45 day lock-up period, as applicable, described below.

Subject to the provisions of the Stockholders Agreement described below and the volume limitations and other conditions under Rule 144, the shares of our Class A common stock that are not sold in this offering or in our initial public offering completed March 14, 2005 will be available for sale in the public market if registered or sold pursuant to an exemption from the registration requirements.

Amount Reserved for Issuance under Benefit Plans

As of September 30, 2005, there were 4,238,534 shares of our Class A common stock issuable upon the exercise of outstanding options, which have a weighted average exercise price of $3.71. Additionally, there are 2,825,672 shares of Class A common stock available for future grants under our Omnibus Stock Plan and 2002 Stock Option Plan. There are also 1,350,000 shares of Class A common stock reserved for issuance under our Stock Purchase Plan.

Lock-Up Agreements

In connection with this offering, each of us, our directors and executive officers, and the selling stockholders have agreed, subject to certain exceptions, that, without the prior written consent of each of Goldman, Sachs & Co. and UBS Securities LLC on behalf of the underwriters, they will not, during the period commencing on the date of this prospectus and ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

•	in our case, file or cause to be filed any registration statement with the SEC relating to the offering of any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

Pursuant to the Underwriting Agreement, our board will not, without the prior written consent of each of Goldman, Sachs & Co. and UBS Securities LLC on behalf of the underwriters, approve any transfer of Class A common stock pursuant to the Stockholders Agreement during such 90-day period; provided, however, that commencing on the 46th day of such 90-day period, our board may approve, without the prior written consent of each of Goldman, Sachs & Co. and UBS Securities LLC, such transfers requested by any stockholder party to the Stockholders Agreement that (i) is not a selling stockholder and (ii) is a natural person or a trust, as follows:

•	if such stockholder owns, as of the date of the final prospectus, 10,000 shares or less of Class A common stock, the board may approve one or more transfers of shares in an amount up to and including, in the aggregate, the number of shares owned by such stockholder as of the date of the final prospectus; and

•	if such stockholder owns, as of the date of the final prospectus, more than 10,000 but less than 100,001 shares of Class A common stock, the board may approve one or more transfers of shares in an amount up to and including, in the aggregate, the greater of (a) 10,000 shares of Class A common stock and (b) 33% of the number of shares of Class A common stock owned by such stockholder as of the date of the final prospectus, rounded down to the nearest whole number of shares.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares of Class A common stock to the underwriters;

•	the issuance by us of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the registration by us of shares underlying options or shares of Class A common stock issued by us under our 2002 Stock Option Plan, Omnibus Plan or Stock Purchase Plan; or

•	the issuance of shares of Class A common stock in connection with any acquisitions, mergers or strategic investments that we enter into, subject to the requirement that parties receiving such shares of Class A common stock in such transactions agree to be bound by the same restrictions as those set forth in the previous paragraph for the remainder of the 90-day period.

Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day or 45-day restricted period, as applicable, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 90-day or 45-day restricted period, as applicable, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period or 45-day period, respectively, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Additionally, pursuant to the Stockholders Agreement, all of our current Class A stockholders are generally subject to other resale restrictions contained in the Stockholders Agreement. See “Certain Relationship and Related Transactions” for a discussion of the Stockholders Agreement.

Rule 144

In general, under Rule 144 as currently in effect, a person, or persons whose shares are required to be aggregated, who has beneficially owned restricted shares of our Class A common stock for at least one year and any affiliate who beneficially owns shares of Class A common stock that are not restricted securities would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 376,703 shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date on which a notice of sale is filed, subject to restrictions.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Registration Rights

Demand Registration Rights. If we are eligible to file a registration statement on Form S-3, the Stockholders Agreement, as amended, among other things, provides that stockholders who are a party will have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement is at least $20 million.

Piggyback Registration Rights. The Stockholders Agreement, as amended, among other things, provides that stockholders who are a party will have the right, following an initial public offering of our securities, to be included in any registration whether for sale for our account or for the account of any of our security holders. See “Description of Capital Stock—Registration Rights.”

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

Assuming certain conditions are met, including receipt of SEC approval, we intend to reorganize into a holding company structure. See “Proposed Reorganization.” The following is a general discussion of (1) the principal United States federal income tax consequences of the contemplated reorganization to persons that hold Class A common stock sold in this offering, and (2) the principal United States federal income and estate tax consequences of the ownership and disposition of our Class A common stock by a holder that holds Class A common stock sold in this offering. As used in this discussion, the term U.S. holder means a beneficial owner of our Class A common stock that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

An individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income purposes as if they were U.S. citizens.

For purposes of this discussion, a non-U.S. holder is any holder of our Class A common stock, other than a U.S. holder, that acquires its Class A common stock in this offering.

This discussion does not consider:

•	U.S. state and local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular holder’s tax position, including, if the holder is a partnership or trust that the U.S. tax consequences of holding and disposing of our Class A common stock may be affected by certain determinations made at the partner or beneficiary level;

•	the tax consequences for the stockholders, the partners or the beneficiaries of a holder;

•	special tax rules that may apply to particular holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; or

•	special tax rules that may apply to a holder that holds our Class A common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment.

The following discussion is based on provisions of the Code, applicable U.S. Treasury regulations and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that a holder holds our Class A voting common stock as a capital asset.

EACH HOLDER SHOULD CONSULT A TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF SHARES OF OUR CLASS A COMMON STOCK.

Tax Consequences of the Contemplated Reorganization

Assuming we satisfy certain conditions, including receipt of SEC approval, we intend to reorganize into a holding company. See “Proposed Reorganization.” On November 17, 2004, we received from the IRS a private letter ruling, which provides comfort that the contemplated reorganization qualifies as a tax-free reorganization within the meaning of Section 368(a) of the Code. The ruling also confirms that holders of our Class A common stock will not recognize gain or loss as a result of the contemplated reorganization.

Tax Consequences to U.S. Holders

Dividends

Distributions that we make with respect to our Class A common stock will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any portion of a distribution to a U.S. holder in excess of our current or accumulated earnings and profits will be treated as a return of the U.S. holder’s tax basis in our Class A common stock, and then as gain from the sale or exchange of our Class A common stock. Under current law a maximum 15% U.S. federal income tax rate will apply to any dividends that we pay to a Class A common stockholder that is a U.S. individual and that is included in the holder’s income prior to January 1, 2009.

Dividends paid to a Class A stockholder that is a U.S. corporation will generally be eligible for the dividends received deduction. If any dividend paid to a holder that is a U.S. corporation is treated as an “extraordinary dividend,” the non-taxed portion of the dividend (i.e. the portion of the dividend not included in income as a result of the dividends received deduction) will reduce the holder’s tax basis in our Class A common stock. To the extent the reduction exceeds the holder’s tax basis, the excess will be treated as gain from the sale or exchange of our Class A common stock. A dividend will generally be considered an “extraordinary dividend” if the amount of the dividend (and, in certain cases, the sum of all dividends received within a one year period) equals or exceeds 10 percent of the corporate holder’s adjusted tax basis in their Class A common stock. The tax basis reduction discussed above will not apply to any extraordinary dividend paid with respect to Class A common stock held by a corporation for more than 2 years before the dividend announcement date.

Gain on Disposition of Class A Common Stock

A U.S. Holder will recognize gain or loss on the sale, exchange or other disposition of our Class A common stock in an amount equal to the difference between its amount realized on the sale and its tax basis in the Class A common stock sold. A holder’s amount realized will equal the amount of cash and/or the fair market value of any property received in consideration of its Class A common stock. The gain or loss will be capital gain or loss, and will be long term capital gain or loss if the Class A common stock sold was held for more than one year. Capital loss can generally only be used to offset capital gain. Under current law, long term capital gain of an individual U.S. Holder recognized prior to January 1, 2009, is subject to a maximum 15% U.S. federal income tax rate.

Tax Consequences to Non-U.S. Holders

Dividends

Distributions that we make with respect to our Class A common stock will generally be considered dividends to the extent paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Any portion of a distribution to a non-U.S. holder in excess of our current or accumulated earnings and profits will be treated as a return of the non-U.S. holder’s tax basis in our Class A common stock, and then as gain from the sale or exchange of our Class A common stock. Under current law, we will have to withhold U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of any distribution to a non-U.S. holder that is treated as a dividend.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States (ECI) are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition to the U.S. tax on ECI, in the case of a holder that is a foreign corporation and has ECI, a branch profits tax may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on the dividend equivalent amount.

Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the certification requirements that must be satisfied to prove entitlement to such benefits.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Gain on Disposition of Class A Common Stock

A non-U.S. holder generally will not be taxed on gain recognized on a disposition of our Class A common stock unless:

•	the gain is effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons, unless an applicable treaty provides otherwise, and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above may also apply;

•	the non-U.S. holder is an individual who holds our Class A common stock as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our Class A common stock.

Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a U.S. real property holding corporation.

Federal Estate Tax

Class A common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death, unless an applicable estate tax shelter or other treaty provides otherwise, will be included in the individual’s gross estate for U.S. federal estate tax purposes, and therefore may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to that holder and the tax withheld from those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require additional information reporting and backup withholding currently at a rate of 28% on some payments on our Class A common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding.

The payment of the proceeds of the disposition of our common stock by a non-U.S. holder to or through the U.S. office of a broker or a non-U.S. office of a U.S. broker generally will be reported to the IRS and reduced by backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds of the disposition of our Class A common stock by a non-U.S. holder to or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS unless the non-U.S. broker is a “U.S. related person.” In general, the payment of proceeds from the disposition of our Class A common stock by or through a non-U.S. office of a broker that is a U.S. person or a “U.S. related person” will be reported to the IRS and may, in limited circumstances, be reduced by backup withholding, unless the broker receives a statement from the non-U.S. holder, signed under penalty of perjury, certifying its non-U.S. status or the broker has documentary evidence in its files that the holder is a non-U.S. holder and the broker has no actual knowledge to the contrary. For this purpose, a U.S. related person is generally:

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a U.S. trade or business; or

•	a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by U.S. persons, or (B) the partnership is engaged in a U.S. trade or business.

Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information or appropriate claim for refund is furnished to the IRS in a timely manner.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman, Sachs & Co. and UBS Securities LLC are acting as representatives, have severally agreed to purchase, and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Goldman, Sachs & Co.	2,600,000
UBS Securities LLC	2,600,000
Banc of America Securities LLC	543,200
Bear, Stearns & Co. Inc	543,200
Deutsche Bank Securities Inc.	543,200
Merrill Lynch, Pierce, Fenner & Smith Incorporated	543,200
Morgan Stanley & Co. Incorporated	543,200
Keefe, Bruyette & Woods, Inc.	28,000
Sandler O’Neill & Partners, L.P.	28,000
Raymond James & Associates, Inc.	28,000

Total	8,000,000

The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares of Class A common stock from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares of Class A common stock covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.78 a share under the public offering price. Any underwriter may allow, and such dealers may re-allow, a concession not in excess of $0.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,200,000 additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $276,000,000.00, the total underwriters’ discount would be $11,040,000.00, the total proceeds to the selling stockholders would be $264,960,000.00.

The following table shows the per share and total underwriting discount to be paid by the selling stockholders assuming no exercise and full exercise by the underwriters of the over-allotment option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts to be paid by selling stockholders	$1.20	$1.20	$9,600,000.00	$11,040,000.00

In addition, pursuant to the underwriting agreement, the underwriters have agreed to reimburse us for certain printing expenses and roadshow expenses that we incur in connection with this offering.

Our shares of Class A common stock are listed on the New York Stock Exchange under the symbol “ISE.”

We, our directors and executive officers and the selling stockholders have agreed to certain lock-up arrangements with the underwriters. See “Shares Eligible for Future Sale—Lock-Up Agreements.”

We have agreed to pay certain offering expenses of the selling stockholders. The selling stockholders will pay the underwriting discounts and commissions applicable to the shares they sell, as well as certain legal expenses, if necessary, incurred in connection with obtaining local counsel opinions.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock to cover syndicate short positions or to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

The underwriters and their affiliates have from time to time provided, and expect to provide in the future, investment banking, commercial banking and other financial services to us for which they have received and may continue to receive customary fees and commissions. Some of the underwriters or their affiliates also own or lease memberships on our exchange and have entered into certain other transactions with us as described in “Certain Relationships and Related Transactions.” In addition, Brian P. Donnelly, a Managing Director at UBS Securities LLC, currently serves on our board of directors.

Because more than 10% of the net proceeds of this offering, not including underwriting compensation, will be paid to affiliates of members of the NASD, Inc. who are participating in this offering, this offering is being conducted in compliance with Rule 2710(h) of the NASD, Inc.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF SECURITIES

The validity of the issuance of the Class A common stock offered hereby will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, New York, New York and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, have audited our financial statements at December 31, 2003 and 2004 and for each of the three years then ended as set forth in their reports. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance on the report of Ernst & Young LLP given upon their authority as experts in accounting and auditing.

Change of Independent Registered Public Accounting Firm

On February 13, 2003, the Finance and Audit Committee of our board of directors dismissed Deloitte & Touche LLP as our independent auditors.

Also on that date, the Finance and Audit Committee approved Ernst & Young LLP as our independent registered public accounting firm, which became effective immediately.

The report (not included herein) of Deloitte & Touche LLP on our financial statements as of and for the year ended December 31, 2002, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. For the year ended December 31, 2002 and the period from January 1, 2003 through February 13, 2003, we had no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure, which if not resolved to the satisfaction of Deloitte & Touche LLP would have caused Deloitte & Touche LLP to make reference to the matter in their report.

During the year ended December 31, 2002 and through February 13, 2003, we had no reportable events (as the term is described in Item 304(a)(1)(v) of Regulation S-K).

Prior to our engagement of Ernst & Young LLP, we had not consulted with Ernst & Young LLP during our two most recent fiscal years regarding: (a) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice were provided that Ernst & Young LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (b) any matter that was the subject of either a disagreement or a reportable event.

We requested that Deloitte & Touche LLP furnish us with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of the letter from Deloitte & Touche LLP is filed as Exhibit 16.1 to the registration statement.

WHERE TO FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our Class A common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our Class A common stock, reference is made to the registration statement. We are also subject to the informational requirements of the Exchange Act, and, in accordance therewith, file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

INTERNATIONAL SECURITIES EXCHANGE, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of International Securities Exchange, Inc.

We have audited the accompanying consolidated statements of financial condition of International Securities Exchange, Inc. (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of income, changes in members’ and stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Securities Exchange, Inc. at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

New York, New York

February 10, 2005

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except per share amounts)

	December 31,
	2003	2004
ASSETS
Current assets:
Cash and cash equivalents	$65,687	$44,847
Accounts receivable, net	22,955	29,787
Income tax receivable	2,095	11,332
Securities owned	—	4,980
Other current assets	1,524	6,655

Total current assets	92,261	97,601
Securities owned	5,177	22,199
Accounts receivable	19,924	6,426
Fixed assets, net	6,508	32,757
Deferred tax asset, net	6,892	15,835
Other assets	3,181	2,761

Total assets	133,943	177,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	7,792	8,434
Compensation and benefits payable	7,248	14,520
Deferred revenue	2,972	4,365
Payment for order flow payable	12,607	13,258
Marketing fund payable	519	—

Total current liabilities	31,138	40,577
Deferred revenue	36,485	50,594
Other liabilities	—	4,949

Total liabilities	67,623	96,120

Commitments and contingencies (Note 4)

STOCKHOLDERS’ EQUITY
Class A common stock, $0.01 par value, 45,000 shares authorized, 32,139 shares issued and outstanding	321	321
Additional paid-in capital	57,011	57,011
Retained earnings	9,087	24,180
Unearned compensation	(99)	(14)
Accumulated other comprehensive income	—	(39)

Total stockholders’ equity	66,320	81,459

Total liabilities and stockholders’ equity	$133,943	$177,579

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Year Ended December 31,
	2002	2003	2004
Revenues:
Transaction fees	$48,233	$64,846	$83,081
Other member fees	14,496	19,042	22,875
Market data	9,000	13,221	17,211
Other	1,676	3,400	2,206

Total revenues	73,405	100,509	125,373

Expenses:
Compensation and benefits	18,545	25,776	33,507
Technology and communication	20,706	20,684	16,266
Occupancy	3,398	3,662	4,026
Professional fees	2,348	3,657	4,048
Marketing and business development	3,365	5,560	3,685
Depreciation and amortization	2,048	1,402	3,980
Other	3,327	3,808	6,044
Reorganization	16,083	—	2,107

Total expenses	69,820	64,549	73,663

Income before provision for income taxes	3,585	35,960	51,710
Provision for income taxes	2,767	15,754	25,547

Net income	$818	$20,206	$26,163

Earnings per share:
Basic	$0.04	$0.63	$0.81
Diluted	$0.04	$0.60	$0.77
Weighted average number of shares outstanding:
Basic	21,573	32,139	32,139
Diluted	22,112	33,421	33,921

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’

AND STOCKHOLDERS’ EQUITY

(in thousands)

	Shares	Members’ Equity	Common Stock	Additional Paid In Capital	(Accumulated Deficit)/ Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income/(Loss)	Total Equity
As of December 31, 2001	—	$10,038	—	—	—	—	—	$10,038
Net income January to April 2002	—	3,009	—	—	—	—	—	3,009
Capital distribution	—	(1,744)	—	—	—	—	—	(1,744)
Common stock issued in demutualization	24,354	(11,303)	$244	$11,059	—	—	—	—
Demutualization deferred tax conversion	—	—	—	6,030	—	—	—	6,030
Common stock issued for agreement cancellation	1,404	—	14	5,546	—	—	—	5,560
Net proceeds from issuance of common stock	6,300	—	63	24,591	—	—	—	24,654
Stock options granted	—	—	—	9,739	—	$(9,739)	—	—
Amortization of stock based plan	—	—	—	—	—	9,513	—	9,513
Common stock issued for options exercised	81	—	—	23	—	—	—	23
Net loss May to December 2002	—	—	—	—	$(2,191)	—	—	(2,191)

As of December 31, 2002	32,139	—	321	56,988	(2,191)	(226)	—	54,892

Net income					20,206		—	20,206
Stock options granted				23		(23)	—	—
Amortization of stock based plan						150	—	150
Dividend	—	—	—	—	(8,928)	—	—	(8,928)

As of December 31, 2003	32,139	—	321	57,011	9,087	(99)	—	66,320

Net income					26,163		—	26,163
Amortization of stock based plan	—	—	—	—	—	85	—	85
Dividend	—	—	—	—	(11,070)	—	—	(11,070)
Change in net unrealized gain/(loss) on available for sale securities, net							$(39)	(39)

As of December 31, 2004	32,139	—	$321	$57,011	$24,180	$(14)	$(39)	$81,459

The accompanying notes are an integral part of these financial statements.

I NTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2002	2003	2004
Cash flows from operating activities:
Net income/(loss)	$818	$20,206	$26,163
Adjustments to reconcile net income to cash provided by/(used in) operating activities:
Depreciation and amortization	2,048	1,402	3,980
Stock based compensation	9,513	150	85
Deferred taxes	(8,648)	1,756	(8,943)
Unrealized (gain)/loss on securities owned and available for sale securities, net	166	(893)	(1,030)
Reorganization	9,846	—	—
(Increases)/decreases in operating assets:
Accounts receivable, net	(1,669)	(32,874)	6,666
Income tax receivable	(665)	(1,430)	(9,237)
Securities owned	(635)	(3,350)	(5,975)
Other assets	646	742	(4,711)
Increases/(decreases) in operating liabilities:
Accounts payable and accrued expenses	(389)	2,508	(118)
Compensation and benefits payable	87	3,030	7,272
Deferred revenue	(212)	39,442	15,502
Payment for order flow payable	(777)	2,856	651
Marketing fund payable	677	(1,748)	(519)
Other liabilities			1,231

Net cash provided by operating activities	10,806	31,797	31,017

Cash flow from investing activities:
Purchase of fixed assets	(338)	(3,620)	(26,079)
Sale of fixed assets	—	—	252
Purchase of available for sale securities	—	—	(39,855)
Maturities of available for sale securities	—	—	24,895

Net cash used in investing activities	(338)	(3,620)	(40,787)

Cash flows from financing activities:
Notes payable	(2,200)	—	—
Net proceeds from issuance of common stock	24,654	—	—
Proceeds from option exercise	23	—	—
Capital distribution	—	(1,744)	—
Capital contribution	—	—	—
Dividend	—	(8,928)	(11,070)

Net cash provided by/(used in) financing activities	22,477	(10,672)	(11,070)

Increase/(decrease) in cash and cash equivalents	32,945	17,505	(20,840)
Cash and cash equivalents, beginning of period	15,237	48,182	65,687

Cash and cash equivalents, end of period	$48,182	$65,687	$44,847

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—	$80
Cash paid for taxes	$3,268	$13,376	$36,453

Non-cash activities:

The company exchanged its memberships for common stock as of December 31, 2002.

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The International Securities Exchange, Inc. (the “Company” or “ISE”), a Delaware corporation, operates a fully electronic exchange for equity options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Company was founded in September 1997 as a limited liability company. In February 2000, the Company received regulatory approval to become an exchange and in May 2000, the Company formally commenced trading on its exchange. The Company is regulated by the U.S. Securities and Exchange Commission.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All transactions and balances between the Company and its subsidiary have been eliminated in consolidation. The Company has one subsidiary, ETC Acquisition Corp., which has remained dormant since April 2002.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

Revenue Recognition

Transaction fees are earned based on contracts executed on the Company’s exchange and are recorded as transactions occur on a trade date basis. Transaction fees are recorded net of discounts of $6,870, $12,844, and $21,551 for the years ended December 31, 2002, 2003 and 2004. The Company discounts or waives certain fees for non broker-dealer trades as well as for trades executed for certain options on indexes.

Market data revenues are earned from the sale of the Company’s buy and sell transaction information through the Options Price Reporting Authority (“OPRA”). The Company earns a portion of OPRA’s revenue based on its pro-rata share of industry trade (not contract) volume. Revenue is recorded as transactions occur on a trade date basis.

Other member fees are comprised of revenues earned for connectivity and access to the Company’s exchange; revenue from the sale of Class B-2 memberships; fees for use of the Company’s communication network, equipment and trading software; and regulatory and administrative fees. Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of Class B memberships is deferred and recognized on a straight-line basis over 14 years (Note 7). Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis and recognized over a twelve month period.

Deferred Revenue

During 2003, the Company sold 30 Class B-2 memberships and during 2004, sold 13 additional Class B-2 memberships. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon consummation of the agreement. The Company currently recognizes revenue from the sale over 14 years, the estimated useful life, on a straight-line basis. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company’s operations in providing services to its members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company estimated a life of 14 years; however, this period is subject to change in the future.

On a periodic basis, or if certain circumstances come to their attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days to be classified as cash equivalents.

Securities Owned

The Company has, through a Rabbi Trust, investments in various mutual funds in connection with the Company’s long-term deferred compensation plan (Note 14). Investments are carried at market value with realized and unrealized gains or losses reported in other revenue on the Consolidated Statements of Income.

The Company also invests cash in excess of short-term operating needs in U.S. treasury securities with maturities ranging from 3 to 24 months which it classifies as available for sale. Unrealized gains and losses are included in accumulated other comprehensive income on the statement of changes in stockholders’ equity until realized. On a periodic basis, the Company reviews its portfolio for impairment. If a decline in fair value is deemed to be other than temporary, the security is written down to its fair value through earnings.

Income Taxes

Prior to its reorganization (Note 3), the Company was a limited liability company and treated as a partnership for federal, state and local income tax purposes. Accordingly, all items of income, expense, gains and losses of the Company were reported on the tax returns of its members or investors.

After its reorganization, in which the Company converted to a corporation, the Company files a consolidated tax return for federal, state and local income tax purposes. In addition, the Company records deferred tax assets and liabilities for differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates. Deferred tax benefits and expenses are recognized for changes in deferred tax assets and liabilities.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Payment for Order Flow

The Company imposes fees upon its Primary Market Makers (“PMM”) and Competitive Market Makers (“CMM”) to fund payment for order flow from Electronic Access Members (“EAM”) under a program administered by the Company. These fees are distributed to its EAMs as an economic inducement for EAMs to route their customer orders to the Company’s exchange. The PMMs have full discretion regarding the payment. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent,” the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (Accounts Receivable) with a corresponding liability (Payment for Order Flow Payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company’s Consolidated Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Marketing Fund

Until July 2002, the Company imposed fees upon its PMMs and CMMs to fund business development activities intended to promote the Company’s exchange and indirectly increase order flow. The Company ended this program in July 2004. The Company has discretion regarding the use of these funds pursuant to certain general rules and guidelines established by its PMMs and CMMs. The Company pays various organizations, businesses and broker-dealers. It is the Company’s policy to reimburse any funds not used, as permitted under the program. Pursuant to EITF 99-19, the Company reflects the revenues and expenses on a gross basis, and recognizes revenues only to the extent that equivalent expenses have been incurred. In addition, the Company reimburses itself $75 per month from the marketing fund for software licenses associated with trading software it distributes for no charge to EAM members. With the exception of this reimbursement, any fees imposed under the program, but not yet expended, are deferred on the Company’s Statement of Financial Condition as a marketing fund payable until either expenses are incurred under the program, or unused funds are returned to the PMMs and CMMs. Included in other revenues and marketing and business development expense is $1,289, $1,741, and $0, for the years ended December 31, 2002, 2003 and 2004, respectively.

Marketing fund cash is reflected in cash and cash equivalents on the Company’s Consolidated Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS 148 “Accounting for Stock-Based Compensation—Transition and Disclosure,” and related accounting interpretations. The Company has chosen to account for stock options granted to employees using the intrinsic value method prescribed in APB No. 25 and accordingly compensation expense is measured as the excess, if any, of the estimated fair value per share of the Company at the date of grant over the options exercise price and is recognized over the vesting period.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Had the Company determined compensation cost based on the estimated fair value at the grant dates for its stock based plans under SFAS 123 as amended by SFAS 148, the Company’s net income would have been as follows:

	Year Ended December 31,
	2002	2003	2004
Net income, as reported	$818	$20,206	$26,163
Add: Stock based employee compensation expense, net of related tax benefits, included in reported net income	5,303	84	45
Deduct: Stock based employee compensation, net of related tax effects, determined under fair value based methods for all awards	(5,557)	(131)	(59)

Pro forma net income	$564	$20,159	$26,149

As reported:
Earnings per share—basic	$0.04	$0.63	$0.81
Earnings per share—diluted	$0.04	$0.60	$0.77

Proforma:
Earnings per share—basic	$0.03	$0.63	$0.81
Earnings per share—diluted	$0.03	$0.60	$0.77

In December 2004, the FASB issued Statement No. 123 (revised), Share-Based Payments, which requires the compensation cost relating to share-based payment transactions to be recognized in financial statements based on the fair value of the equity or liability instruments issued. In addition, the statement sets forth the financial reporting objectives and related accounting principles. The statement is effective after June 15, 2005. This statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Statement No. 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that statement permitted entities the option of continuing to apply the guidance in Opinion No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. The Company is currently evaluating the effect this statement will have on its financial results.

Fixed Assets

Fixed assets consist of software licenses, computer hardware, furniture and fixtures, equipment and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
Hardware and equipment	3 to 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Software costs

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software’s estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

The Company capitalized $2,000 and $27,512 under software licensing and software developed for internal use as of December 31, 2003 and 2004, respectively.

Marketing and promotional fees

Advertising costs, including media advertising and production costs, are expensed when incurred.

Intellectual Property

All costs related to internally developed patents are expensed as incurred.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

The Company incurred an impairment charge of $556 for the year ended December 31, 2002, which is included in depreciation and amortization expense on the Consolidated Statements of Income. During this period, the Company expanded and reconfigured its office space as well as upgraded its computer equipment to support its growth. As a result, the carrying value of these assets was impaired; therefore, the Company wrote off the remaining book value of the respective capitalized equipment and leasehold improvements.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statements of Financial Condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the Consolidated Statements of Financial Condition approximates their carrying value, as such financial instruments are short term in nature and bear interest at current market rates.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

3. REORGANIZATION

In April 2002, the Company commenced a reorganization plan. Under this plan, the Company made a capital distribution, changed its organizational structure, raised additional capital, canceled revenue sharing arrangements, and created a stock option plan. The Company incurred a charge of $16,083 for the year ended December 31, 2002 related to its reorganization. The following steps were performed:

•	The Company recorded a capital distribution of $1,744 to its limited liability company investors to allow them to pay any potential tax on income from the Company in accordance with the Company’s limited liability company agreement. This distribution was made in March 2003.

•	The Company completed a demutualization in which it converted members’ single ownership interests into equity interests and trading rights. This allowed members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represents equity, voting rights and economic interest in the Company, and Class B common stock. Class B common stock does not represent traditional equity or other ownership interest and is not viewed as similar to common stock of a corporation (Note 5). Accordingly, the Company’s members’ equity on the date of demutualization was reclassified to “Common Stock” and “Additional paid-in capital” with respect to Class A shares only. Each Class A membership interest received 1,217,700 shares of Class A common stock and one Class B-1 membership; each Class B membership received 121,770 shares of Class A common stock and one Class B-2 membership; and each Class C membership received one Class B-3 membership. The Company issued 24,354,000 Class A shares, 10 Class B-1 memberships, 100 Class B-2 memberships and 105 Class B-3 memberships at demutualization. The Class A shares issued at demutualization were valued at $3.97 per share based upon a private placement which occurred in connection with the reorganization and were distributed based on each member’s respective interest prior to our demutualization. The Company incurred professional fees of $1,010 related to its demutualization for the year ended December 31, 2002.

•	The Company converted from a limited liability company in New York to a corporation in Delaware.

•	In May 2002, the Company raised net proceeds of $24,654 from existing investors through the issuance of 700,000 shares of Class A common stock valued at $3.97 a share as of December 31, 2002.

•	The Company issued 1,400,940 shares of Class A common stock to the owners of Exchange Technology Corp. (“ETC”) for purposes of canceling a revenue sharing agreement (Note 6). Under this agreement, the Company agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indexes are traded, through ETC. In the course of its reorganization, the Company decided to reacquire these rights by merging ETC into its newly formed wholly owned subsidiary, ETC Acquisition Corp., thereby effectively canceling the agreement. The common stock issued to cancel the revenue sharing agreement with ETC was valued at $3.97 per share based upon a private placement which occurred in connection with the reorganization. The Company incurred a charge of $5,560 for the year ended December 31, 2002 related to this cancellation.

•

As a result of changing its corporate structure to a corporation, the Company created and granted equity awards, which it could not as a limited liability company. Therefore, the Company created an incentive stock option plan and issued 3,652,650 options on its common stock to its officers and certain directors. In addition, the Company issued 84,060 options to certain employees of ETC relating to the cancellation of a revenue sharing agreement. The options issued to the Company’s officers and certain directors were issued with an exercise price significantly less than the estimated fair market value of the Company on

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

the date of grant in order to recognize that equity awards could not have been granted when the Company was originally formed as a limited liability company. In addition, the Company granted the majority of the options authorized by its Board of Directors at the time of the reorganization with a vesting provision retroactive to the officers date of hire with the Company as opposed to a vesting start date of the option grant. As a result, the options were predominantly vested when granted. Options granted to ETC employees were issued in exchange for their options in ETC. The new ISE options were issued with a strike price equal to the ETC option strike price, which was significantly less than the estimated fair market value of the Company. As a result of these option grants, the Company incurred a charge of $9,513 for the year ended December 31, 2002 (Note 13).

In 2004, in connection with its initial public offering, the Company initiated a plan to reorganize:

•	As a registered securities exchange under the Exchange Act, the Company is required to submit all changes to its organizational documents to the SEC for approval. Certain changes to the organizational documents are generally deemed necessary in connection with its offering; however, certain changes were required because of its status as a regulated entity. These changes included an increase in the number of authorized shares of Class A common stock needed to effectuate its eight share dividend, restrictions on Class A and Class B ownership and transfer required by the SEC in connection with the initial public offering, and certain anti-takeover provisions common among public companies. The Company obtained SEC approval for its proposed amendments to its organizational documents and rules.

•	The Company intends to reorganize into a holding company structure. As part of this, it obtained a favorable private letter ruling from the IRS relating to the tax treatment of the reorganization. The ruling from the IRS provides comfort that the form of the reorganization described to the IRS qualifies as a tax-free reorganization within the meaning of the Internal Revenue Code.

The Company incurred professional fees of $2,107 related to this reorganization of which $1,642 has been paid as of December 31, 2004. The Company expects to pay the remaining amount by March 31, 2005. The Company expects to incur additional charges in 2005 as it completes its holding company structure.

4. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company.

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment. Expenses recorded under these agreements for the years ended December 31, 2002, 2003 and 2004 were $8,231, $6,282, and $4,896, respectively. In addition, the Company has entered into a contractual agreement for technology enhancements and support.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

When it began operations, the Company entered into two contractual agreements with OMX (US) Inc. and its affiliates (collectively “OMX”) a Delivery and License Agreement (“DLA”) and Support Agreement. OMX specializes in developing electronic exchanges and electronic trading systems. Under the agreements, OMX has granted the Company a license for its exchange software and trading application and is obligated to provide support and enhancements to the software. The Company accounts for these agreements as operating leases under SOP 98-1 and SFAS 13 “Accounting for Leases.” Under the DLA, the Company made payments to OMX based on the number of transactions executed on the Company’s exchange. Under the Support Agreement, the Company is required to pay for a minimum of service hours on an annual basis. As there was a usage fee based on variable transaction volumes, the Company expenses payments for DLA as incurred. Costs under the Support Agreement for maintenance, support and enhancements which do not add substantial functionality to the software, are expensed as incurred or over the contract period on a straight-line basis. Any enhancements that add to the functionality are capitalized and amortized in accordance with the Company’s software policy.

On June 30, 2004, the Company restructured the DLA to provide for a one time lump sum payment of $21,305 and quarterly payments over 7 years totaling $6,440. At that time, the Company estimated the useful life of the software to be 7 years. The Company has capitalized the cost of the lease as the lease term is at least 75% of the property’s estimated economic life and the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at inception. There are no renewal provisions in the restructured DLA. The Company follows APB Opinion No. 21 “Interest on Receivables and Payables” (“APB 21”) and accordingly, recorded the DLA at its net present value of $5,318 with imputed interest of $1,122 using a discount rate of 6.0%.

Expenses related to OMX were $7,277, $8,550, and $7,971 for the years ended December 31, 2002, 2003 and 2004, respectively.

At December 31, 2004, future minimum payments for commitments are as follows:

	Leases	OMX	Total
2005	$4,963	$3,799	$8,762
2006	4,414	3,492	7,906
2007	2,796	3,517	6,313
2008	1,543	3,102	4,645
2009	1,435	2,587	4,022
Thereafter	7,522	2,587	10,109

Letter of Credit

In the normal course of business, the Company collateralizes certain leases through standby letters of credit. As of December 31, 2002, 2003 and 2004, the Company provided letters of credit totaling $1,476, $776 and $638 respectively, collateralized by certificates of deposit at a financial institution which are included in other assets.

Line of Credit

At December 31, 2002, 2003 and 2004, the Company had access to a $5,000, $5,000 and $10,000, respectively, uncommitted credit line from a commercial banking institution to be used to meet the Company’s normal short-term capital needs. There were no borrowings outstanding under this credit line at any of those dates.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which provides accounting and disclosure requirements for certain guarantees. The Company’s trading rules, which Class B members are bound by, limit the Company’s liability for losses suffered while conducting business on the Company’s exchange. The Company’s trading rules do not extend to the customers of our Class B members. However, contractually we agree to indemnify our Class B members for losses they suffer in very limited circumstances. The potential for the Company to be required to make payments related to such contractual indemnifications is deemed remote.

5. CLASS B COMMON STOCK

In April 2002, the Company completed a demutualization (Note 3) in which it created Class B memberships. Class B common stock was created when the Company completed a demutualization in April 2002 in which it converted members’ single ownership interests into equity interests and trading rights. The original membership interests the Company sold in 1998 granted equity ownership as well as trading privileges. Because the Company was still in the developmental stage at the time of the sale, there was little or no value attributable to the trading privileges; all the value was attributable to the equity interest. As the Company began trading and building its business, the trading privileges gained value independently of equity investments. In 2002, the demutualization allowed members to convert their original interests into shares of common stock that could be traded separately from exchange trading privileges. This conversion resulted in the creation of Class A common stock, which represented the equity value of the membership interest and Class B common stock which represented the trading right. The shares were distributed based on each member’s respective interest prior to demutualization.

Class B memberships do not represent a traditional equity or other ownership interests and are not viewed as similar to common stock of a corporation. Under the Exchange Act, the Company must, among other things, assure fair representation of its members, including Class B members, in the selection of its directors and administration of its affairs. However, Class B memberships confer voting rights that are considerably more limited than those normally associated with equity ownership in a corporation and do not confer any rights to receive dividends. The holders of Class B common stock are entitled to a liquidation preference equal to the par value of the Class B common stock, or $.01 per share, in the event of a liquidation, dissolution or winding up of the Company. The Company believes that the liquidation preference has little or no value, whereas the value resides with the trading right granted with Class B common stock. In addition, proceeds from the sale of Class B common stock are treated as revenue for accounting purposes, not equity (Note 7). Because of the foregoing factors, management does not believe Class B memberships represent equity in the Company and does not reflect them as such on its financial statements.

Class B-1 memberships are held by PMMs, Class B-2 memberships are held by CMMs and Class B-3 memberships are held by EAMs. Each class of Class B members has the right to elect two directors to the board of directors (or six members in all). Each series also has trading rights and privileges on the exchange that are particular to that series of membership. The following B series were outstanding:

	December 31,
	2003	2004
B-1	10	10
B-2	130	143
B-3	123	122

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

6. EXCHANGE TECHNOLOGY CORPORATION

To complete its development, in May 1999, the Company obtained additional capital of $30,500 from an existing investor, which increased the investor’s capital account. To obtain the additional capital and account for the higher risk borne by the investor for the additional capital contribution, which was not being shared among the Company’s other existing investors, the Company concurrently formed ETC. ETC was capitalized by a $100 investment by the Company, representing a 26% interest; a $240 investment by the Company’s existing investor that provided the additional capital, representing a 62% interest; and $45 investment by two of the Company’s executive officers, representing a 12% interest. The Company concurrently entered into a revenue sharing agreement with ETC whereby it agreed to develop any new business, other than that of a U.S. exchange on which equity options or options on equity indexes are traded, through ETC. This, in effect, granted the investor who provided the additional capital the majority of any benefits derived from the Company’s future business beyond operating an options exchange. One of the Company’s officers became a director of ETC, and one became an employee. Certain of the Company’s existing investors also became directors or employees of ETC. Upon its formation, the Company accounted for its ownership in ETC as an investment.

In the course of negotiating the private placement (Note 3), the purchasers expressed concern over the ownership by ETC of the rights to the Company’s potential future business. As a result, in April 2002, the Company decided to reacquire these rights by merging ETC into its new wholly owned subsidiary, ETC Acquisition Corp., in order to facilitate a tax free transaction, and also effectively canceling the revenue sharing agreement. ETC did not have any operations, assets or liabilities, other than the revenue sharing agreement, on the merger date. Any assets were distributed prior to the merger.

The Company accounted for the merger as an expense as ETC did not meet the definition of a business in accordance with FAS 141 “Business Combinations” and EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Assets or of a Business” nor a transaction between entities under common control as defined by EITF 02-5 “Definition of “Common Control.” The cost to acquire ETC was determined through negotiation between ETC’s largest shareholders and the Company’s largest shareholders who were not shareholders, directors or employees of ETC. As the potential future value of the revenue sharing agreement could not be agreed upon, the parties negotiated to provide a fair rate of return on the additional investment. Based upon the negotiated value, the price for ETC was determined to be equivalent to 5% of the Company. During this time, the Company was preparing to raise capital in conjunction with its demutualization. Based on the valuation estimates of the Company prior to raising the capital, the value of the 5% ownership in the Company was $6,000. The common stock issued to cancel the revenue sharing agreement with ETC was valued at $3.97 per share based upon the private placement. The number of shares issued was based upon the negotiated price for ETC. The Company incurred a charge of $5,560 for the year ended December 31, 2002 related to this cancellation. At the time of the merger, ETC assets were comprised of $250 in cash. There were no liabilities. The cash was distributed to ETC shareholders immediately prior to the merger; however the Company did not receive any portion of this distribution.

The Company terminated all of ETC’s employees immediately after the merger. However, in order to facilitate the merger, the Company agreed to convert ETC’s employees’ incentive stock option plan on ETC common stock to options on the Company’s common stock immediately after the merger but before ETC was dissolved. The Company converted and granted 84,060 options with a strike price less than the fair market value of ISE on the date of grant these options have all been exercised. Therefore, the Company incurred a charge of $319 (Note 13).

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

7. DEFERRED REVENUE

The Company recognizes revenue from the sale of Class B-2 memberships over an estimated useful life of 14 years using the straight-line method. The Company does not defer any costs associated with these memberships and does not receive any additional fees from resales or subsequent transfers or leases of the Class B-2 memberships by the original holders to third parties. In addition, the Company charges regulatory fees on an annual basis and recognizes them over a twelve month period.

Deferred revenue is comprised of the following:

	December 31,
	2003	2004
Class B-2 memberships:
Current	$2,972	$4,365
Non-current	36,485	50,594
Regulatory fees	—	—

Total	$39,457	$54,959

Changes in deferred revenue are as follows:

	December 31,
	2003	2004
Beginning balance	$15	$39,457
Additions during the period	42,022	19,974
Revenue recognized during the period	(2,580)	(4,472)

Ending balance	$39,457	$54,959

8. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,
	2003	2004
Company funds	$57,955	$38,776
Reserved for payment for order flow program	7,213	6,071
Reserved for marketing fund program	519	—

Total	$65,687	$44,847

Cash held for the Company’s payment for order flow and marketing fund programs are not legally restricted and can be used for general corporate purposes. The Company has not and does not intend to use these funds for general corporate purposes.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

9. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	December 31,
	2003	2004
Trading related fees	$13,149	$16,332
Payment for order flow program	5,394	7,187
Class B-2 memberships:
Current	4,400	6,900
Non-current	22,600	6,600
Unamortized discount	(2,676)	(898)
Other	89	127
Allowance for doubtful accounts	(77)	(35)

Total	$42,879	$36,213

The Company issued 43 Class B-2 memberships pursuant to a purchase agreement at $1,500 each or $64,500. Class B-2 membership grants its holder trading rights on the Company’s exchange (Note 5). Certain memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement. As of December 31, 2003 and 2004, the Company received $18,000 and $33,000, respectively, under the agreements with the remainder to be paid through 2007. The Company follows APB 21 and accordingly, records the present value of the receivable by discounting all future payments using an imputed interest rate of 5.28%. Accounts receivable is presented net of the unamortized discount. The amortization is presented as a component of other member fees on the Consolidated Statement of Income.

Changes in the Class B-2 membership receivable (excluding unamortized discount) are as follows:

	December 31,
	2003	2004
Beginning balance	—	$27,000
Installment sales of Class B-2 memberships	$45,000	—
Installment payments received	(18,000)	(13,500)

Ending balance	$27,000	$13,500

Transaction fees, payment for order flow and marketing fund receivables are generally collected within 5 days following the month incurred. Receivables associated with Class B-2 memberships as of December 31, 2004 are expected to be collected as follows:

2005	$6,900
2006	6,000
2007	600

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

10. FIXED ASSETS

Fixed assets consist of the following:

	December 31,
	2003	2004
Trading related software licenses	$4,939	$32,575
Leasehold improvements	3,473	4,725
Furniture and fixtures	1,135	1,575
Hardware and equipment	1,551	1,937
Other software	733	1,070
Accumulated depreciation and amortization	(5,323)	(9,125)

Total	$6,508	$32,757

11. OTHER MEMBER FEES

Other member fees are comprised of the following:

	Year Ended December 31,
	2002	2003	2004
Connectivity and access fees	$7,194	$9,583	$11,791
Communication, equipment and software fees	5,863	4,888	3,927
Regulatory and administrative fees	1,439	1,704	1,381
Revenue from sale of Class B-2 memberships	—	2,149	3,998
Imputed interest on installment sales of Class B-2 memberships	—	718	1,778

Total	$14,496	$19,042	$22,875

12. DIVIDEND

In 2003, the Company’s Board, which includes representation from existing Class B-2 membership holders, approved the creation of 30 new Class B-2 memberships. As a condition for the creation and ultimate sale of these new memberships, the Board agreed to issue a special dividend to its Class A stockholders, some of which were also existing Class B-2 holders, representing the cash proceeds from the sale, after accounting for taxes the Company would recognize from the sale and a bonus payment. The Board agreed to pay the Company’s officers and certain directors a bonus for each membership sold to reward them for the successful completion of the sale.

In September 2003, the Company declared a special dividend of $0.28 per share of Class A common stock to its stockholders of record as of September 18, 2003, which represented a distribution of $8,928. This was paid in October 2003. This special dividend reflected the proceeds of $18,000 received from the sale of Class B-2 memberships in 2003, net of bonuses of $1,017 and taxes of $8,055.

In May 2004, the Company declared a special dividend of $0.34 per share of Class A common stock to its stockholders of record as of June 30, 2004, which represented a distribution of $11,070. This was paid in June 2004. This special dividend reflected the proceeds of $22,400 received from the sale of Class B-2 memberships sold in 2003 under installment agreements and 12 Class B-2 memberships sold as of April 30, 2004, net of bonuses of $1,274 and taxes of $10,056.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

13. STOCK-BASED PLANS

All officers and certain directors of the Company participate in the Company’s stock option plan which was adopted in connection with its reorganization (Note 3). Under the plan, options on the Company’s Class A common stock are issued for terms of 10 years and vest over 3 years. Options granted in 2002 and 2003 were issued with an exercise price significantly less than the estimated fair market value of the Company on the date of grant and the majority of options were fully vested on the date of grant. The fair market value was determined based on a private placement occurring simultaneously with the option grant (Note 3). Options granted in 2004 were issued with an exercise price equal to the estimated fair market value of the Company based upon an offer from a potential buyer. The Company also granted options to certain employees of ETC in connection with its merger (Note 3), which have been subsequently exercised. The Company has authorized the issuance of a maximum of 3,861,000 shares of Class A common stock under the plan. Options expire on dates ranging from May 2012 to February 2014. A summary of the stock option activity as of December 31, 2004 is as follows:

	Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price Per Exercisable Option
Outstanding, December 31, 2002	3,652,650	$1.39	9.4	3,532,347	$1.39
Granted	9,000	1.39			1.39
Forfeited	—	—			—
Exercised	—	—			—

Outstanding, December 31, 2003	3,661,650	1.39	8.4	3,607,947	1.39
Granted	36,000	12.08			—
Fortified	—	—			—
Exercised	—	—			—

Outstanding, December 31, 2004	3,697,650	$1.49	7.4	3,610,944	1.39

The Company applies APB Opinion No. 25, “Accounting for Stock Issued to Employees,” SFAS 123, and related accounting interpretations. For options issued to its officers and certain directors, which were issued with an exercise price significantly less than the estimated fair market value of the shares on the date the options were issued, the Company recorded as unearned compensation the difference between the exercise price of the option and estimated fair market value of the Company on the grant date. For options issued to certain employees of ETC, the Company recorded as unearned compensation the estimated fair value of the options. The Company recorded unearned compensation of $9,739 during the year ended December 31, 2002 as a separate component of stockholders’ equity which is amortized over the vesting period of the options. The Company recorded as reorganization expense $9,513 for the year ended December 31, 2002 due to the retroactive vesting provisions of the options, and $150 and $85 as compensation and benefits expense for the years ended December 31, 2003 and 2004, respectively.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The weighted average estimated fair value of the options granted during the years ended December 31, 2002, 2003 and 2004 was $2.82, $2.78 and $0.09 per option, respectively. For non-public entities, generally accepted accounting principles allow the fair value of each option granted to be estimated as of the grant date using the minimum value method. Under the minimum value method, non-public entities need not consider the expected volatility of its stock in estimating the options’ fair value. Subsequent to the Company’s offering, it will include volatility in estimating the fair value of options in accordance with generally accepted accounting principles. The following assumptions were used:

Grant	Dividend Yield	Expected Volatility	Risk-Free Rate	Expected Life (in years)
2002	0.0%	—	3.84%	5
2003	0.0%	—	3.19%	5
2004	2.9%	—	3.02%	5

The Company used a 0.0% dividend yield for 2002 and 2003 as it did not anticipate issuing a dividend at the time options were granted.

14. EMPLOYEE BENEFIT PLANS

Employees are eligible to participate in the Company’s defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 20% of their annual base salary to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant’s contributions up to prescribed limits. The plan is administered by a third party. The Company’s expense relating to this plan was $535, $671, and $778 for the years ended December 31, 2002, 2003 and 2004, respectively.

Employees of the Company also participate in a long-term performance-based profit sharing plan. Under the plan, a portion of the operating earnings of the Company are distributed if the Company exceeds certain operating and financial targets. The funds are placed in a Rabbi Trust and invested by the employee in employer provided investment options, primarily third-party mutual funds, administered by an outside plan provider. Distributions are deferred and employees vest in the distributions over a period of three years. Distributions are in the form of cash. The participating employees bear the risk of the vested portion of each investment election and the Company bears the risk of the unvested portion. In accordance with EITF No. 97-14 “Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested,” deferred compensation obligations are classified as a liability and adjusted with a corresponding charge or credit to compensation and benefits expense to reflect the fair value of the amount owed to the employees.

The Company recognized the following on its Consolidated Statements of Financial Condition:

	December 31,
	2003	2004
Total assets held for deferred compensation included in securities owned	$5,177	$12,287
Payable to employees	1,929	4,236

The Company recognized the following to reflect the gains/(losses) in the fair value of the assets on its Consolidated Statements of Income:

	Year Ended December 31,
	2002	2003	2004
Other revenue	$(166)	$893	$1,066
Compensation and benefits expense	(94)	381	311

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

15. INCOME TAXES

The provision for income taxes consisted of the following:

	Period May 1 to December 31, 2002	Year Ended December 31,
		2003	2004
Current:
Federal	$3,535	$9,103	$22,134
State	1,850	4,898	12,738

Total current	5,385	14,001	34,872
Deferred:
Federal	(1,726)	1,158	(5,930)
State	(892)	595	(3,395)

Total deferred	(2,618)	1,753	(9,325)

Total provision for income taxes	$2,767	$15,754	$25,547

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not, the tax assets will be realized, and therefore, has not recognized any valuation allowance.

	December 31,
	2003	2004
Deferred tax assets:
Stock based and employee benefit plans	$4,747	$5,776
Class B-2 memberships	—	17,140
Start up and organizational costs	2,042	328
Unrealized loss on securities owned	354	—
Allowances and other	47	22

Deferred tax liability:
Class B-2 memberships	(241)	—
Depreciation and amortization	(57)	(6,826)
Unrealized gain on securities owned	—	(605)

Total deferred tax assets, net	$6,892	$15,835

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. Federal statutory rate to income before income taxes. The information for the period May 1, 2002 to December 31, 2002, represents a reconciliation of the provision for income taxes after April 30, 2002, when the Company reorganized from a limited liability company to a corporation (Note 3). Pre-tax income for the period May 1, 2002 to December 31, 2002 was $576.

	Period May 1 to December 31, 2002	Year Ended December 31,
		2003	2004
U.S. federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of Federal income tax benefit	108.3	9.9	11.9
Permanent differences	134.0	0.1	0.2
Reorganization expenses	254.1	—	1.4
Miscellaneous	(50.9)	(1.2)	0.9

Effective tax rate	480.5%	43.8%	49.4%

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company transacts business with its investors, or Class A common stockholders, directly or through the investor’s affiliated entities (collectively “investors”). The Company believes that the terms of these transactions are the same as those that would result from transactions among unrelated parties.

The following table reflects the Company’s transactions with its investors on its Consolidated Statement of Income:

	Year Ended December 31,
	2002	2003	2004
Transaction fees(1)	$32,637	$35,469	$37,707
Other member fees(2)	4,281	5,694	6,799
Other revenues(3)	554	766	417

Total revenues	37,472	41,929	44,923

Professional fees(4)	768	406	104
Other(5)	—	—	—
Reorganization(6)	6,310	—	—

Total expenses	$7,078	$406	$104

(1)	Certain investors execute transactions on the Company’s exchange and are charged transaction fees.
(2)	Certain investors have purchased Class B memberships, which convey trading privileges on the Company’s exchange. Certain Class B memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate trading privileges upon consummation of the agreement. The Company recognizes revenue from the sale of Class B memberships over an estimated useful life of 14 years using the straight-line method.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(3)	The Company has invested cash at an investor’s affiliated financial institution, primarily in money market accounts, and earns interest income.
(4)	An investor provided financial and business advisory services in connection with the Company’s ongoing business strategy.
(5)	The Company incurred interest expense related to loans from an investor.
(6)	The Company issued 1,027,359 shares of common stock valued at $3.97 per share, or $4,076, to the owners of ETC. ETC was owned by certain investors in the Company as well as two of its officers.

Certain investors provided consulting services related to the cancellation of the ETC agreement noted above in exchange for 373,581 shares of common stock valued at $3.97 per share, or $1,484.

An investor provided financial and business advisory services in connection with the Company’s reorganization in the amount of $750.

The following table reflects the Company’s related party balances on its Consolidated Statement of Financial Condition:

	December 31,
	2003	2004
Cash and cash equivalents(1)	$29,522	$25,121
Accounts receivable(2)	7,432	6,554

Total assets	36,954	31,675

Payment for order flow payable(3)	$6,520	$6,359
Retained earnings(4)	143	177

Total liabilities and stockholders’ equity	$6,663	$6,536

(1)	The Company has cash and cash equivalents held at an investor’s affiliated financial institution.
(2)	The Company recorded receivables from its investors for their transaction executions as well as other member fees.
(3)	The Company owes funds to certain investors as part of its payment for order flow program.
(4)	The Company paid a special dividend in September 2003 and June 2004 (Note 12) to its Class A shareholders representing the net proceeds from the sale of Class B-2 memberships during 2003 and 2004. Two Class A holders purchased these Class B-2 memberships.

Other

The Company has a $10,000 credit facility with an investor’s affiliated financial institution. No amounts have been drawn under the credit facility.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

17. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in earnings per share that could occur if securities or contracts to issue common stock were exercised or converted into common stock.

Earnings per share under the basic and diluted computations is as follows:

	Year Ended December 31,
	2002	2003	2004
Basic earnings per share:
Net income	$818	$20,206	$26,163

Weighted average shares outstanding (in thousands)	21,573	32,139	32,139
Basic earnings per share	$0.04	$0.63	$0.81

Diluted earnings per share:
Net income	$818	$20,206	$26,163

Weighted average shares outstanding (in thousands)	21,573	32,139	32,139
Common stock equivalent shares related to stock options (in thousands)	539	1,282	1,782

Weighted average shares outstanding—diluted (in thousands)	22,112	33,421	33,921

Diluted earnings per share	$0.04	$0.60	$0.77

The Company was a limited liability company from 2001 to April 2002 and treated as a partnership; therefore, it did not have any common stock outstanding during those periods.

18. AVAILABLE FOR SALE SECURITIES

In 2004, the Company has purchased U.S. Treasuries which it classifies as available for sale. Information regarding these securities as of December 31, 2004 is as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury securities	$30,166	$—	$(75)	$30,091

19. COMPREHENSIVE INCOME/(LOSS)

Comprehensive income/(loss) includes net income and changes in stockholders’ equity except those resulting from investments by, or distributions to stockholders. Comprehensive income/(loss) is as follows:

	December 31,
	2002	2002	2004
Net income	$818	$20,206	$26,163
Change in other comprehensive income/(loss):
Net unrealized loss on available for sale securities, net of tax	—	—	(39)

Total comprehensive income	$818	$20,206	$26,124

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

20. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates as one business segment, as an electronic exchange for equity options and related services. Revenues are derived in the U.S and all of the Company’s assets are located in the U.S. The Company considers significant customers to be those who account for more than 10% of the Company’s total revenues. The following is customer concentration information:

	Year Ended December 31,
	2002	2003	2004
Members	4	1	1
Approximate percent of total revenues	49%	10%	10%

21. SUBSEQUENT EVENTS

In January 2005, the Company declared a special dividend of $0.37 per share of Class A common stock to stockholders of record as of January 7, 2005. The dividend was paid on January 14, 2005. This special dividend of $11,784 represents $22,600 of remaining proceeds to be received from the sale of Class B-2 memberships sold in 2003 under installment agreements and $1,500 from the sale of 1 Class B-2 membership in November 2004, net of bonuses of $1,301 and taxes of $11,086.

In February 2005, the Company declared a stock dividend of eight shares of Class A common stock per share of Class A common stock outstanding. The stock dividend was designed to have the effect of a stock split at a ratio of 9 shares per share or a 9-1 stock split. Accordingly, all share and per share amounts have been adjusted to give effect to this event.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
	(Unaudited)		(Unaudited)
Revenues:
Transaction fees	$25,217	$18,973	$73,195	$60,404
Other member fees	5,345	5,584	16,105	16,567
Market data	4,367	4,376	13,779	12,605
Other	1,319	155	2,668	974

Total revenues	$36,248	$29,088	$105,747	$90,550

Expenses:
Compensation and benefits	$9,293	$7,572	$27,426	$22,887
Technology and communication	3,602	2,953	10,235	11,769
Occupancy	1,169	1,106	3,327	2,909
Professional fees	1,718	799	4,512	2,397
Marketing and business development	1,157	961	2,836	2,555
Depreciation and amortization	1,519	1,455	4,528	2,476
Other	2,124	1,570	6,287	4,311
Reorganization	203	971	203	1,548

Total expenses	$20,785	$17,387	$59,354	$50,852

Income before provision for income taxes	15,463	11,701	46,393	39,698
Provision for income taxes	7,072	5,951	21,006	19,589

Net income	$8,391	$5,750	$25,387	$20,109

Earnings per share:
Basic	$0.23	$0.18	$0.71	$0.63
Diluted	$0.22	$0.17	$0.68	$0.59
Weighted average number of shares outstanding:
Basic	36,742	32,139	35,527	32,139
Diluted	38,843	33,920	37,574	33,921

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(in thousands, except per share amounts)

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$155,120	$44,847
Accounts receivable, net	32,215	29,787
Income tax receivable	—	11,332
Securities owned	4,951	4,980
Other current assets	3,883	6,655

Total current assets	196,169	97,601
Securities owned	13,144	22,199
Accounts receivable	574	6,426
Fixed assets, net	30,171	32,757
Deferred tax asset, net	21,489	15,835
Other assets	2,483	2,761

Total assets	264,030	177,579

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable and accrued expenses	8,704	8,434
Compensation and benefits payable	8,451	14,520
Deferred revenue	4,814	4,365
Income taxes payable	3,105	—
Payment for order flow payable	14,076	13,258

Total current liabilities	39,150	40,577
Deferred revenue	51,410	50,594
Other liabilities	4,398	4,949

Total liabilities	94,958	96,120

Commitments and contingencies (Note 4)

STOCKHOLDERS’ EQUITY
Class A common stock, $0.01 par value, 150,000 and 45,000 shares authorized, 36,745 and 32,139 shares issued and outstanding as of September 30, 2005 and December 31, 2004, respectively	367	321
Additional paid-in capital	130,987	57,011
Retained earnings	37,783	24,180
Unearned compensation	—	(14)
Accumulated other comprehensive income	(65)	(39)

Total stockholders’ equity	169,072	81,459

Total liabilities and stockholders’ equity	$264,030	$177,579

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands)

	Shares	Common Stock	Additional Paid In Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income/(Loss)	Total Equity
As of December 31, 2003	32,139	$321	$57,011	$9,087	$(99)	—	$66,320

Net income	—	—	—	26,163	—	—	26,163
Amortization of stock based plan	—	—	—	—	85	—	85
Dividend	—	—	—	(11,070)	—	—	(11,070)
Change in net unrealized gain/(loss) on available for sale securities, net	—	—	—	—	—	(39)	(39)

As of December 31, 2004	32,139	321	57,011	24,180	(14)	(39)	81,459

Net income	—	—	—	25,387	—	—	25,387
Amortization of stock based plan	—	—	3,344	—	14	—	3,358
Stock option exercise	4	—	5	—	—	—	5
Dividend	—	—	—	(11,784)	—	—	(11,784)
Net proceeds from initial public offering	4,602	46	70,627	—	—	—	70,673
Change in net unrealized gain/(loss) on available for sale securities, net	—	—	—	—	—	(26)	(26)

As of September 30, 2005 (Unaudited)	36,745	$367	$130,987	$37,783	—	$(65)	$169,072

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2005	2004
	(Unaudited)
Cash flows from operating activities:
Net income	$25,387	$20,109
Adjustments to reconcile net income to cash provided by/(used in) operating activities:
Depreciation and amortization	4,528	2,476
Stock based compensation	3,358	77
Deferred taxes	(5,654)	(4,787)
Unrealized loss on securities owned, net	(429)	(211)
(Increase)/decrease in operating assets:
Accounts receivable, net	3,424	2,647
Income tax receivable	11,332	(6,071)
Securities owned	4,496	(6,121)
Other assets	2,997	(5,366)
Increase/(decrease) in operating liabilities:
Accounts payable and accrued expenses	270	441
Compensation and benefits payable	(6,069)	2,744
Income tax payable	3,105	—
Deferred revenue	1,265	15,194
Payment for order flow payable	818	848
Other liabilities	(551)	633

Net cash provided by operating activities	48,277	22,613

Cash flows from investing activities:
Purchase of fixed assets	(1,888)	(3,401)
Purchase of available securities	—	(14,946)
Maturities of available for sale securities	4,990	—

Net cash provided by/(used in) investing activities	3,102	(18,347)

Cash flows from financing activities:
Dividend	(11,784)	(11,070)
Net proceeds from initial public offering	70,673	—
Proceeds from common stock	5	—

Net cash provided by/(used in) financing activities	58,894	(11,070)

Increase in cash and cash equivalents	110,273	(6,804)
Cash and cash equivalents, beginning of period	44,847	65,687

Cash and cash equivalents, end of period	$155,120	$58,883

Non-cash activities:

In February 2005, the Company declared and paid a stock dividend of eight shares of Class A common stock per share of Class A common stock outstanding.

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The International Securities Exchange, Inc. (the “Company” or “ISE”), a Delaware corporation, operates a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Company was founded in September 1997 as a limited liability company. In February 2000, the Company received regulatory approval to become an exchange and in May 2000, the Company formally commenced trading on its exchange. The Company reorganized into a corporation in April 2002. The Company is regulated by the U.S. Securities and Exchange Commission (“SEC”). On March 14, 2005, the Company completed its initial public offering.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All transactions and balances between the Company and its subsidiary have been eliminated in consolidation. The Company has one subsidiary, ETC Acquisition Corp., which has remained dormant since April 2002. These financial statements have been prepared pursuant to the rules and regulations of the SEC and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles in the United States of America. Certain footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the U.S. have been condensed or omitted pursuant to SEC rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. The nature of the Company’s business is such that the results of an interim period are not necessarily indicative of the results for the full year. These unaudited financial statements should be read in conjunction with the Company’s audited financial statements and notes thereto included elsewhere in this prospectus.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

Revenue Recognition

Transaction fees are earned based on contracts executed on the Company’s exchange and are recorded as transactions occur on a trade date basis. Transaction fees are recorded net of discounts of $6,748 and $4,921 for the three months ended September 30, 2005 and 2004, respectively, and $19,735 and $15,057 for the nine months ended September 30, 2005 and 2004, respectively. The Company waives or discounts certain trading fees.

Market data revenues are earned from the sale of the Company’s buy and sell transaction information and quotes through the Options Price Reporting Authority (“OPRA”). The Company earns a portion of OPRA’s revenue based on its pro-rata share of industry trade (not contract) volume. Revenue is recorded as transactions occur on a trade date basis.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

Other member fees are comprised of revenues earned for connectivity and access to the Company’s exchange; revenue from the sale of Class B-2 memberships; fees for use of the Company’s communication network, equipment and trading software; and regulatory and administrative fees. Connectivity and access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of Class B memberships is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis and recognized over a twelve-month period.

Deferred Revenue

The Company has sold 46 Class B-2 memberships as of September 30, 2005. The Class B-2 memberships were sold pursuant to a purchase agreement for $1.5 million each. Certain Class B-2 memberships were paid in full on the purchase date, while others are payable in annual installments; however, the agreement grants immediate membership upon execution of the agreement. The Company currently recognizes revenue from the sale over 14 years, the estimated useful life, on a straight-line basis. The estimated useful life was determined based upon an analysis of certain factors driving the securities industry that could have an effect on the Company’s operations in providing services to its members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company estimated a life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days from the statement of financial condition date to be classified as cash equivalents.

	September 30, 2005	December 31, 2004
Company funds	$149,880	$38,776
Reserved for payment for order flow program	5,240	6,071

Total	$155,120	$44,847

Securities Owned

The Company has, through a Rabbi Trust, investments in various mutual funds in connection with the Company’s previous long-term deferred compensation plan. Investments are carried at market value with realized and unrealized gains or losses reported in other revenue on the Consolidated Statements of Income. The Company has since replaced this plan with a stock-based plan (Note 8).

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

The Company also invests cash in excess of short-term operating needs in U.S. treasury securities with maturities ranging from three to 24 months which it classifies as available for sale. Unrealized gains and losses are included in accumulated other comprehensive income on the statement of changes in stockholders’ equity until realized. On a periodic basis, the Company reviews its portfolio for impairment. If a decline in fair value is deemed to be other than temporary, the security is written down to its fair value through earnings. Securities owned consist of the following:

	September 30, 2005	December 31, 2004
U.S. treasury	$9,865	$14,892
Mutual funds	8,230	12,287

Total	$18,095	$27,179

Income Taxes

The Company files a consolidated tax return for federal, state and local income tax purposes. In addition, the Company records deferred tax assets and liabilities for differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates. Deferred tax benefits and expenses are recognized for changes in deferred tax assets and liabilities.

Payment for Order Flow

The Company imposes fees upon its Primary Market Makers (“PMMs”) and Competitive Market Makers (“CMMs”) to fund payment for order flow to Electronic Access Members (“EAMs”) under a program administered by the Company. These fees are distributed to certain EAMs as an economic inducement for EAMs to route their customer orders to the Company’s exchange. The PMMs have full discretion regarding the payment. Pursuant to Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (Accounts Receivable) with a corresponding liability (Payment for Order Flow Payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company’s Consolidated Statements of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

Stock-Based Compensation

Effective January 1, 2005 and in connection with its initial public offering, the Company began to account for stock-based employee compensation in accordance with SFAS No. 123(R), “Share-Based Payment,” using the modified prospective adoption method. Under this method of adoption, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock awards granted on or after January 1, 2005 and future years. In addition, compensation cost is recognized in 2005 for awards granted prior to the adoption date for which the requisite service period has not been rendered. No unearned compensation is included in stockholders’ equity for such stock options and restricted stock awards granted. Rather, such stock options and restricted stock units are included in stockholders’ equity under SFAS No. 123(R) when services required from employees in exchange for the awards are rendered and expensed.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

Compensation expense resulting from stock options granted prior to the adoption of SFAS No. 123(R) were accounted for under the intrinsic-value-based method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees,” as permitted by SFAS No. 123, and accordingly, compensation expense was measured as the excess of the estimated fair value per share of the Company at the date of grant over the options exercise price and is recognized over the vesting period.

As a result of adopting SFAS No. 123(R), the Company’s income before income taxes and net income for the three months ended September 30, 2005 were $286 and $157 lower, respectively, and for the nine months ended September 30, 2005 were $630 and $346 lower, respectively, than if it had continued to account for share-based compensation under APB Opinion No. 25.

Had the Company determined compensation cost based on the estimated fair value at the grant dates for its stock options granted prior to adoption of SFAS No. 123(R), the Company’s net income would have been as follows:

	Three Months Ended September 30, 2004	Nine Months Ended September 30, 2004
Net income, as reported	$5,750	$20,109
Add: Stock based employee compensation expense, net of related tax benefits, included in reported net income	9	40
Deduct: Stock based employee compensation, net of related tax effects, determined under fair value based methods for all awards	(11)	(52)

Proforma net income	$5,748	$20,097

As reported:
Earnings per share—basic	$0.18	$0.63
Earnings per share—diluted	$0.17	$0.59
Proforma:
Earnings per share—basic	$0.18	$0.63
Earnings per share—diluted	$0.17	$0.59

Fixed Assets

Fixed assets consist of software licenses, computer hardware, furniture and fixtures, equipment and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
Hardware and equipment	3 to 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

Software Costs

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software’s estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

The Company capitalized $1,152 and $27,512 for software licenses and software developed for internal use during the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

Marketing and Promotional Fees

Advertising costs, including media advertising and production costs, are expensed when incurred.

Intellectual Property

All costs related to internally developed patents are expensed as incurred.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable.

Fair Value of Financial Instruments

SFAS No. 107, “Disclosure about Fair Value of Financial Instruments,” requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Consolidated Statements of Financial Condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the Consolidated Statements of Financial Condition approximates their carrying value, as such financial instruments are short term in nature and bear interest at current market rates.

3. INITIAL PUBLIC OFFERING

On March 14, 2005 the Company completed its initial public offering in which it sold 4,602,115 shares of Class A common stock at $18.00 per share. Proceeds to the Company, less commissions and other direct selling expenses, were $70,673.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

4. COMMITMENTS AND CONTINGENCIES

Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company.

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment. Expenses recorded under these agreements for the three months ended September 30, 2005 and 2004 were $1,732 and $1,316, respectively, and for the nine months ended September 30, 2005 and 2004 were $4,766 and $3,165, respectively. The Company also has entered into a contractual agreement for technology enhancements and support with OMX (US) Inc. and its affiliates (collectively “OMX”). Expenses related to OMX were $1,988 and $1,582 for the three months ended September 30, 2005 and 2004, respectively, and $5,842 and $5,572 for the nine months ended September 30, 2005 and 2004, respectively. In addition, the Company has entered into contractual agreements with certain index providers for the rights to list index products. At September 30, 2005, future minimum payments for commitments are as follows:

	Operating Leases	OMX	Other	Total
Three months ending December 31, 2005	1,676	650	250	2,576
Year ending December 31, 2006	5,984	3,492	1,000	10,476
Year ending December 31, 2007	3,864	3,517	500	7,881
Year ending December 31, 2008	2,025	3,102	900	6,027
Year ending December 31, 2009	1,353	2,587	—	3,940
Thereafter	7,522	2,587	—	10,019

Letter of Credit

In the normal course of business, the Company collateralizes certain leases through standby letters of credit. As of September 30, 2005 and December 31, 2004, the Company provided letters of credit totaling $421 and $646, respectively, collateralized by certificates of deposit at a financial institution which are included in other assets.

Line of Credit

As of September 30, 2005 and December 31, 2004, the Company had access to a $10,000 uncommitted credit line from a commercial banking institution to be used to meet the Company’s normal short-term capital needs. There were no borrowings outstanding under this credit line at any of those dates.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which provides accounting and disclosure requirements for certain guarantees. The Company’s trading rules, which Class B members are bound by, limit the Company’s liability for losses suffered while conducting business on the Company’s exchange. The Company’s trading rules do not extend to the customers of its Class B members. However, contractually the Company agrees to indemnify its Class B members for losses they suffer in very limited circumstances. The potential for the Company to be required to make payments related to such contractual indemnifications is deemed remote.

5. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	September 30, 2005	December 31, 2004
Trading related fees	$16,911	$16,332
Payment for order flow program	8,836	7,187
Class B-2 memberships:
Current	6,000	6,900
Non-current	600	6,600
Unamortized discount	(297)	(898)
Other	774	127
Allowance for doubtful accounts	(35)	(35)

Total	$32,789	$36,213

6. OTHER MEMBER FEES

Other member fees are comprised of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Connectivity and access fees	$2,937	$3,030	$8,904	$8,748
Communication, equipment and software fees	753	942	2,322	3,138
Regulatory and administrative fees	388	309	915	1,039
Revenue from sale of Class B-2 memberships	1,145	1,064	3,363	2,925
Imputed interest on installment sales of Class B-2 memberships	122	239	601	717

Total	$5,345	$5,584	$16,105	$16,567

7. DIVIDEND

In January 2005, the Company declared and paid a special dividend of $0.37 per share of Class A common stock to stockholders of record as of January 7, 2005, which represented a distribution of $11,784 related to the sale of its Class B-2 memberships.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

In February 2005, the Company declared and paid a stock dividend of eight shares of Class A common stock per share of Class A common stock outstanding. The stock dividend was designed to have the effect of a stock split at a ratio of nine shares per share or a 9-1 stock split. Accordingly, all share and per share amounts have been adjusted to give effect to this event.

8. STOCK-BASED PLANS

Stock Options

The Company has two stock option plans—the 2002 Stock Option Plan, which was adopted in connection with its reorganization in 2002, and the Omnibus Stock Plan, which was adopted in connection with its initial public offering. Under the plans, options on the Company’s common stock are issued for terms of 10 years and generally vest over three years. Options issued in connection with the Company’s reorganization were issued with an exercise price significantly less than the estimated fair market value of the Company on the date of grant. Options issued under the Omnibus Stock Plan were issued with an exercise price equal to the estimated fair market value of the Company on the date of grant. Options expire on dates ranging from May 2012 to May 2015. A summary of the stock option activity as of September 30, 2005 is as follows:

	Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price Per Exercisable Option
Outstanding, December 31, 2003	3,661,650	$1.39	8.4	3,607,947	$1.39
Granted	36,000	12.08	9.3	—	—
Forfeited	—	—			—
Exercised	—	—			—

Outstanding, December 31, 2004	3,697,650	1.49	7.4	3,610,944	1.39
Granted	544,884	18.75	9.5	—	—
Forfeited	—	—			—
Exercised	(4,000)	1.39			1.39

Outstanding, September 30, 2005	4,238,534	$3.71	7.2	3,663,650	$1.42

The weighted average estimated fair value of the options granted during the year ended December 31, 2004 was $0.09 and the nine months ended September 30, 2005 was $5.95 per option. Prior to its initial public offering, the Company used the minimum value method to value the options. For options granted subsequent to its initial public offering, the Company used a binomial model to value the options. The following assumptions were used:

Grant	Dividend Yield	Expected Volatility	Risk-Free Rate	Expected Life (in years)
2004	2.9%	—	3.02%	5
2005	1.8%	31.3%	3.94%	5

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

Restricted Stock

The Company issued restricted stock awards (“RSAs”) to employees and certain directors under its Omnibus Stock Plan primarily in connection with year-end compensation and its initial public offering. All of the restricted stock outstanding as of September 30, 2005 required future service as a condition to the delivery of the underlying shares of common stock along with certain other requirements outlined in the award agreements. The RSAs vest over a period of two or three years. Information related to these RSAs is set forth below:

Grant	Restricted Stock Awards
Outstanding, December 31, 2004
Granted	662,794
Forfeited	(13,211)
Outstanding, September 30, 2005	649,583

Stock compensation expenses related to RSAs were $1,201 and $2,722 for the three months and nine months ended September 30, 2005, respectively.

9. EARNINGS PER SHARE (shares in thousands)

Basic earnings per share, or EPS, is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in earnings per share that could occur if securities or contracts to issue common stock were exercised or converted into common stock. EPS under the basic and diluted computations are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Basic earnings per share:
Net income	$8,391	$5,750	$25,387	$20,109
Weighted average shares outstanding	36,742	32,139	35,527	32,139
Basic earnings per share	$0.23	$0.18	$0.71	$0.63

Diluted earnings per share:
Net income	$8,391	$5,750	$25,387	$20,109
Weighted average shares outstanding	36,742	32,139	35,527	32,139
Diluted effect of common stock equivalent shares related to stock options and restricted stock	2,101	1,781	2,047	1,782

Weighted average shares outstanding—diluted	38,843	33,920	37,574	33,921

Diluted earnings per share	$0.22	$0.17	$0.68	$0.59

Diluted EPS computation does not include the anti-dilutive effect of 548 and 405 options and RSAs for the three months and nine months ended September 30, 2005, respectively.

INTERNATIONAL SECURITIES EXCHANGE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(in thousands, except share and per share amounts)

(Information as of September 30, 2005 and for the Nine Months

and Three Months Ended September 30, 2005 and 2004 is unaudited)

10. COMPREHENSIVE INCOME

Comprehensive income includes net income and changes in stockholders’ equity except those resulting from investments by, or distributions to, stockholders. Comprehensive income is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net income	$8,391	$5,750	$25,387	$20,109
Change in other comprehensive income:
Unrealized loss on available for sale securities, net of tax	(3)	(7)	(26)	(7)

Total comprehensive income	$8,388	$5,743	$25,361	$20,102

11. SEGMENT, GEOGRAPHIC AND CUSTOMER INFORMATION

The Company operates as one business segment, as an electronic exchange for equity and index options and related services. Revenues are derived in the U.S. and all of the Company’s assets are located in the U.S. The Company considers significant customers to be those who account for more than 10% of the Company’s transaction fee revenue. The following is customer concentration information:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Members	2	1	2	1
Approximate percent of total revenues	22%	11%	21%	11%